As filed with the Securities and Exchange Commission on April 25, 2012.

Registration No. 333-180262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Edwards Group Limited
(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of Incorporation or organization)	3561 (Primary standard industrial classification code number)	Not Applicable (I.R.S. Employer Identification No.)

Manor Royal
Crawley
West Sussex
RH10 9LW
Telephone: +44 (0) 1293 528844
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885, Newark, Delaware 19715
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue, New York, NY 10153 Telephone: 212-310-8971 Facsimile: 212-310-8007	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real, Menlo Park, CA 94025 Telephone: 650-752-2004 Facsimile: 650-752-3604

Approximate date of commencement of proposed sale to public:
As soon as practicable after the Registration Statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)

Ordinary shares, par value £0.002 per share	14,375,000	$13.00	$186,875,000	$21,416

(1)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-180263). Each American depositary share represents one ordinary share.

(2)
Includes ordinary shares underlying American depositary shares issuable upon exercise of the underwriters' over-allotment option, if any.

(3)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Section 457(a) under the Securities of Act of 1933, as amended.

(4)
The Registrant previously paid $17,190.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

         Prior to this offering, our business was conducted solely through Edwards Group plc and its subsidiaries. On April 5, 2012, and in accordance with and as contemplated by the scheme of arrangement relating to our corporate reorganization, the holders of each series of ordinary shares and preference shares of Edwards Group plc had their shares cancelled and shares in the capital of Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, having substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc were issued to such holders. The purpose of the scheme of arrangement is to reorganize our corporate structure in order to facilitate a listing of our American depositary shares on the NASDAQ Global Market. For a more detailed description, see "Corporate Reorganization and Recapitalization" in the accompanying prospectus.

         This registration statement, including the prospectus contained herein, includes the audited consolidated financial statements, consolidated selected financial data and other financial information of Edwards Group plc, which holds all of our operating subsidiaries and, following the corporate reorganization and this offering, became a wholly owned subsidiary of Edwards Group Limited, as well as the audited balance sheet of Edwards Group Limited. Prior to the corporate reorganization and this offering, Edwards Group Limited held no material assets and did not engage in any operations.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 25, 2012

PROSPECTUS

12,500,000 American Depositary Shares

Edwards Group Limited

Representing 12,500,000 Ordinary Shares

        This is the initial public offering of American depositary shares, or ADSs, by Edwards Group Limited. Each ADS represents one ordinary share of Edwards Group Limited, par value £0.002 per share. We are offering 12,500,000 ADSs. No public market currently exists for the ADSs.

        We intend to apply to list the ADSs on the NASDAQ Global Market under the symbol "EVAC." All of our ordinary shares will be issued in the form of ADSs.

        We anticipate that the initial public offering price will be between $11.00 and $13.00 per ADS.

        Investing in the ADSs involves risks. See "Risk Factors" beginning on page 20 of this prospectus.

	Per ADS	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

        The selling shareholders identified in this prospectus have granted the underwriters the option to purchase up to 1,875,000 additional ADSs on the same terms and conditions set forth above if the underwriters sell more than 12,500,000 ADSs in this offering. We will not receive any proceeds from the ADSs sold by the selling shareholders, which include entities affiliated with members of our board of directors.

        Nick Rose, the Chairman of our board of directors, has indicated an interest in purchasing up to 33,333 ADSs in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Rose may elect not to purchase ADSs in this offering. The underwriters will receive the same discount from any ADSs purchased by Mr. Rose as they will from any ADSs sold to the public in this offering. Any ADSs sold to Mr. Rose will be subject to a lock-up agreement described under "Shares Eligible for Future Sale—Lock-Up Arrangements."

        Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        No offer or invitation to subscribe for ADSs may be made to the public in the Cayman Islands.

        The underwriters expect to deliver the ADSs on or about                        , 2012.

Barclays	Goldman, Sachs & Co.	Deutsche Bank Securities

RBC Capital Markets	Piper Jaffray	Lazard Capital Markets

Prospectus dated                                    , 2012

        Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with any additional information or information that is different from the information contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any free writing prospectus prepared by us or on our behalf may only be used where it is legal to sell these securities. The information in this prospectus or any free writing prospectus prepared by us or on our behalf is only accurate as of the date of this prospectus or such free writing prospectus.

        The audited balance sheet of February 10, 2012 of Edwards Group Limited and the audited consolidated financial statements as of December 31, 2010 and 2011 of Edwards Group plc, and for the three years ended December 31, 2011 in this prospectus have been prepared in accordance with the international financial reporting standards ("IFRS") as issued by the international accounting standards board ("IASB"). Following the corporate reorganization and this offering, Edwards Group plc will be a wholly owned subsidiary of Edwards Group Limited, and the financial statements of Edwards Group Limited on a consolidated basis will be prepared in accordance with IFRS. None of the financial information in this prospectus has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

        "Edwards Group Limited" and its logos and other trademarks referred to in this prospectus belong to us. Solely for convenience, we may refer to our trademarks in this prospectus without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, "Risk Factors," "Cautionary Statement Concerning Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

        Prior to this offering, we conducted our business solely through Edwards Group plc and its subsidiaries. Prior to the consummation of this offering, and in accordance with and as contemplated by the scheme of arrangement described in this prospectus, Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, consummated a corporate reorganization whereby Edwards Group plc became a wholly owned subsidiary of Edwards Group Limited. The purpose of the corporate reorganization is to facilitate a listing of the ADSs on the NASDAQ Global Market. Edwards Group Limited acts as a holding company for our business and its ADSs are offered hereby. See "Corporate Reorganization and Recapitalization" included elsewhere in this prospectus for more on our corporate reorganization. In addition, as contemplated by the scheme of arrangement and corporate reorganization described in this prospectus, Edwards Group plc was re-registered as a private company with the name Edwards Holdco Limited. In this prospectus, unless the context otherwise requires or indicates, references to "Edwards," "the Group," "Company," "we," "our," and "us" refer to Edwards Group Limited and its consolidated subsidiaries. References to "Edwards Group plc" refer to Edwards Group plc prior to the corporate reorganization or Edwards Holdco Limited following the corporate reorganization, as the context requires. All references to our shares or our ordinary shares refer to our ordinary shares held in the form of ADSs unless the context requires otherwise.

        We state our financial statements in United Kingdom Pounds Sterling. In this prospectus, unless otherwise indicated, all references in this document to "sterling," "Pounds Sterling," "GBP," "£," or "pence" are to the lawful currency of the United Kingdom, references to Euro or € are to the lawful currency of the members of the European monetary union, and references to "U.S. Dollars," "US$" or "$" are to the lawful currency of the United States of America.

        Solely for convenience and unless otherwise indicated, this prospectus contains a translation of certain Pounds Sterling amounts into equivalent U.S. Dollar amounts based on the closing mid-point spot rate of £1.00 to US$1.5541 at 4:00 p.m. (London time) on December 31, 2011, derived from WM/Reuters and as published by the Financial Times. This translation rate should not be construed as a representation that the Pounds Sterling amounts have been, could have been or could be converted into U.S. Dollars at that or any other rate. See "Exchange Rate Information."

        In addition, certain information in this prospectus relating to the application of the net proceeds to us from our sale of 12,500,000 ADSs in this offering has been translated from U.S. Dollar amounts into equivalent Pounds Sterling amounts based on the closing mid-point spot rate of £1.00 to US$1.5978 at 4:00 p.m. (London time) on March 31, 2012, derived from WM/Reuters and as published by the Financial Times. This translation rate should not be construed as a representation that the U.S. Dollar amounts have been, could have been or could be converted into Pounds Sterling at that or any other rate. See "Exchange Rate Information."

        Various market statistics set forth in this prospectus are based on data from the International Statistics on Vacuum Technology ("ISVT"), an internationally recognized body that researches and collects data in relation to all principal areas of vacuum technology, and VLSI Research, Inc. ("VLSI"), a provider of market research and economic analysis on the technical, business and economic aspects within the semiconductor and related industries. Both ISVT and VLSI define market sectors differently from our definitions. Throughout this prospectus, references to market data for the Semiconductor, General Vacuum and Emerging Technologies market sectors represent market data for various sub-sectors reported by ISVT or VLSI that coincide with our market sectors but are reported under different sector names by ISVT and VLSI. In addition, the market statistics have some inherent limitations. For example, ISVT market size estimates include vacuum-related services but exclude the abatement market. In addition, VLSI abatement market size estimates exclude abatement-related services. Also, ISVT market data are derived from self-reported financial information and exclude those companies in the vacuum market that choose not to report information to ISVT, including companies in growth markets such as China, South Korea and India, among others. As of the date of this prospectus, key parts of the 2011 market data were unavailable.

Our Business

        Edwards, a global industrial technology company, is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services. We sell our products, systems and services across several targeted market sectors that we define as Semiconductor, General Vacuum and Emerging Technologies, each of which contains several sub-sectors. In the year ended December 31, 2010, we derived approximately 70% of our equipment revenue from market sub-sectors where, according to VLSI data, we have the leading market share position. In Semiconductor and certain sub-sectors within Emerging Technologies, our market share in 2010, according to VLSI data, was more than two times that of our current nearest competitor.

        Our vacuum products include a broad range of dry pumps, turbomolecular pumps and other vacuum pumps used to create highly-controlled, low-pressure, particle-free environments for a diverse set of manufacturing processes. Our abatement systems include stand-alone and customized solutions which integrate vacuum and exhaust management technologies. Abatement products are used to manage exhaust gases and other process byproducts extracted by dry pumps. Abatement is required both to prevent adverse chemical reactions within production processes and to comply with strict regulatory emissions controls. Our value-added services include equipment monitoring, repair and overhaul, remanufacturing, service upgrades and provision of spare parts. We sell our products and services to a diverse group of more than 20,000 customer accounts. This group includes many blue chip companies that are global leaders in their respective markets and some of which have been our customers for as long as 20 years.

        Our research and development teams utilize our deep technology expertise to facilitate collaborative innovation with our customers. Through our ongoing customer relationships, many of which are fostered by our on-site sales and service personnel, we gain early insight into our customers' technology roadmaps. By creating new products that are linked to our customers' development needs, our solutions become essential to their products and manufacturing processes. New products typically represent a large portion of our revenues in a given period. For example, we derived 33% of our revenues in 2011 from sales of products launched during the three years ended December 31, 2011.

        Our business benefits from strong secular trends, such as the increasing miniaturization and sophistication of electronic devices, proliferation of consumer electronics, increasing demand for greenhouse gas and other air emission abatement technology and related services and industrialization of growth economies. In addition, the increasing use of vacuum and abatement products in new applications, such as the transitioning of wet to dry pumps in steel degassing, glass coating and industrial thin-film deposition applications, has enabled us to achieve strong growth.

        Following our separation from The BOC Group plc in 2007, we began a multi-year operational improvement program. This program has resulted in a more variable, lower cost operating model, better alignment with our customers' needs and a more efficient global supply chain. For example, from January 1, 2008 to December 31, 2011, we reduced the number of our manufacturing facilities from 17 to 11. Further, from January 1, 2008 to December 31, 2011, we increased our overall variable cost base from 73% to 77% of total costs, reduced our variable costs from 63% to 59% of revenue and increased the low-cost country sourcing of our raw materials and components from 11% to 25%. Furthermore, since 2007, our operational restructuring program, particularly our investment in low-cost manufacturing facilities in South Korea and the Czech Republic, which are strategically located in close proximity to our customers, the development of low-cost supply chains and our focus on the development of new higher value products has allowed us to achieve strong growth and enhance our margins. Our £114.2 million investment in our restructuring through December 31, 2011 has enhanced our operating income, margins, cash flow and cash conversion rate. We estimate that our restructuring program has led to a £50.3 million improvement in operating profit for the year ended December 31, 2011. We also believe these initiatives will enhance our profitability and cash flow generation through industry cycles and will significantly increase our flexibility to quickly respond to changes in customer demands.

        We are a global business with a diverse revenue mix by geography, customer and end-markets. We generated revenue of £700.5 million (US$1,088.6 million), gross profit of £257.9 million (US$400.8 million), profit after taxation of £56.2 million (US$87.5 million), adjusted EBITDA of £160.9 million (US$250.1 million), adjusted EBITDA margin of 23.0% and adjusted net income of £84.8 million (US$131.8 million), for the year ended December 31, 2011, and in that period, we recorded 55% of our revenue from Asia, 28% from the Americas and 17% from Europe. Our goal is to continue to deliver consistent and strong growth, profitability and cash conversion through, and across, industry cycles.

        For the year ended December 31, 2010, we generated revenue of £641.0 million, gross profit of £245.6 million, profit after taxation of £51.8 million, adjusted EBITDA of £151.8 million, adjusted EBITDA margin of 23.7% and adjusted net income of £85.1 million. For the year ended December 31, 2009, we generated revenue of £371.2 million, gross profit of £112.2 million, loss after taxation of £32.4 million, adjusted EBITDA of £21.6 million, adjusted EBITDA margin of 5.8% and adjusted net loss of £28.8 million. For the year ended December 31, 2008, we generated revenue of £509.8 million, gross profit of £164.4 million, loss after taxation of £17.6 million, adjusted EBITDA of £72.1 million, adjusted EBITDA margin of 14.1% and adjusted net income of £33.1 million.

Our Market Opportunity

        Manufacturers of semiconductors, scientific instruments, research and development ("R&D") equipment, flat panel display ("FPD") and solar products have driven development of vacuum and abatement technologies, as their manufacturing processes have required increasingly demanding materials and vacuum environments. As demand for their end products increases, manufacturers have required new, more advanced vacuum and abatement technologies to enable more complex and sophisticated production processes and support compliance with heightened regulatory requirements. According to combined VLSI and ISVT data, the total size of the vacuum, vacuum-related services and abatement market was US$5.4 billion in 2010, of which, US$2.6 billion came from Semiconductor and Emerging Technologies (FPD, Solar PV and LED) and US$2.8 billion came from General Vacuum. We believe that the increasing use of vacuum and abatement products in new general vacuum applications, such as the transitioning from wet to dry pumps in steel degassing, glass coating and industrial thin-film deposition applications, is increasing the portion of the $2.8 billion General Vacuum market that we compete in. The total size of the Service sector, which is included in each of the General Vacuum, Semiconductor and Emerging Technologies market sectors, was approximately US$1.0 billion in 2010, excluding abatement services.

Our Competitive Strengths

        We believe our key competitive strengths include:

Worldwide Leadership Position

        Our innovative products, long-term customer relationships, value-added services and highly experienced management team have led to our position as a leader in the global vacuum and abatement market. In the year ended December 31, 2010, we derived approximately 70% of our equipment revenue from market sub-sectors where, according to VLSI data, we have the leading market share position. Our leadership position in the industry allows us to leverage our scale and installed base to introduce technological innovations and new products.

Business Breadth and Diversity Provide Stability and Multiple Growth Opportunities

        Our business is characterized by the breadth of our products, systems and services and the diversity of our revenue across customers, market sectors and geographies. In the last three years, we have sold more than 6,000 different vacuum products to more than 20,000 customer accounts across our target markets on a global basis. In the year ended December 31, 2011, we generated approximately 47% of our revenue from General Vacuum and Service, our target markets that are relatively more stable. We believe that the diversity of our products, customers, geographies, target sectors and applications provides us with multiple growth opportunities and enhances the stability of our operating results through industry cycles.

Deep Technology Expertise and Commitment to Collaborative Innovation

        We believe our installed base of products and systems, broad intellectual property portfolio and history of collaboration with customers reinforce our position as a leading supplier of sophisticated vacuum and abatement solutions. Over our long history, we have developed a significant portfolio of intellectual property relating to the manufacture of vacuum pumps and abatement systems, and as of December 31, 2011, we had approximately 780 patents and approximately 775 patent applications pending, together comprising approximately 400 patent families. From January 1, 2008 to December 31, 2011, we have spent £96.8 million, or 4.4% of our revenue, on R&D.

Diversified, Blue Chip and Long-term Customer Base

        We have a diversified customer base of approximately 900 Semiconductor customer accounts, 20,000 General Vacuum customer accounts and 800 Emerging Technologies customer accounts across more than 100 countries. Our original equipment manufacturers ("OEM") and end-user customers include global leaders such as Agilent Technologies, Inc. ("Agilent"), Aixtron SE ("Aixtron"), Applied Materials, Inc. ("Applied Materials"), ASML Holding N.V. ("ASML"), Bharat Heavy Electricals Limited ("BHEL"), Chongqing Iron and Steel Company Limited ("CISC"), General Electric Company ("GE"), GlobalFoundries Inc. ("GlobalFoundries"), IBM Corporation ("IBM"), Lam Research Corp. ("Lam Research"), LG Display Co., Ltd. ("LG Display"), Roth & Rau AG ("Roth & Rau"), Shimadzu Corporation ("Shimadzu"), Samsung Electronics Co., Ltd ("Samsung"), TCL Multimedia Technology Holdings Limited ("TCL"), Tokyo Electron Ltd. ("Tokyo Electron"), Taiwan Semiconductor Manufacturing Co. Ltd. ("TSMC") and Waters Corp. ("Waters"). Some OEMs and end-user customers have been our customers for as long as 20 years.

Leading Global Service Platform

        Our broad range of value-added services supports our products across each of our market sectors, affords technical support, directs feedback to enhance our new product introduction process and provides a stable, recurring revenue stream. Approximately 10% of our employees are located on customers' premises to monitor the performance of our products and systems, arrange for regular maintenance and remanufacturing and provide insight into our customers' evolving needs. We service our customers from more than 100 locations worldwide in our customers' key regions.

Operational Efficiency and World-Class Global Manufacturing Capabilities

        Over the past several years, we have enhanced our operations and increased the variability of our cost structure through a continuous process of migration to strategically-located low-cost manufacturing facilities, transformation of our supply chain through low-cost country sourcing, product design improvements, investments in high tolerance machining and ongoing productivity-enhancing initiatives, such as our shared service center in the Czech Republic. We estimate that our restructuring program has led to a £44.8 million and £50.3 million improvement in operating profit for the years ended December 31, 2010 and 2011, respectively, and will enhance our operating results and cash flow in the future.

Our Strategy

        We intend to enhance our global leadership position and scale in vacuum products and abatement systems and further develop our market position for related value-added services. The key elements of our growth strategy are as follows:

Leverage Technology Leadership and Continue Product Innovation to Capture Growth

        We have a long history of innovation and technology leadership and we have developed a pipeline of new products expected to launch in the next five years. New products typically represent a large portion of our revenues in a given period. For example, we derived 33% of our revenues in 2011 from sales of products launched during the three years ended December 31, 2011.

        We strive to anticipate our customers' needs and tailor our products, systems and services to create unique solutions. We intend to continue to generate a significant portion of our revenue from new product introductions and grow our business, enabled by our focused R&D investment and our close cooperation with customers.

Grow Share in General Vacuum by Focusing on High Growth, High Margin Applications

        We will continue to focus significant business development efforts on expanding our share of the US$2.8 billion General Vacuum market sector, as defined by ISVT for 2010, by focusing on what we believe will be the fastest-growing new applications and product opportunities in this market sector. We believe that we are well positioned to benefit from the anticipated rapid growth and proliferation of vacuum applications that are transitioning from wet to dry pumps, such as steel degassing, glass coating and industrial thin-film deposition.

Leverage Installed Base, Global Footprint and Leading Service Platform to Grow Service Revenue

        Throughout 2012, we plan to expand our service infrastructure, create a dedicated service management team, create diagnostic tools for preventative maintenance, increase our service related marketing and promote green initiatives, such as upgrades for enhanced efficiency that lead to an overall lower carbon footprint. We believe these initiatives can significantly increase our share of Service revenue for our products and add recurring, higher margin revenue streams without requiring significant capital investment. In addition, we intend to leverage our existing customer relationships to grow our share in the Service market sector associated with vacuum pumps and abatement systems produced by others. During 2010 and 2009, we estimate that we captured approximately 35% of the

Service revenue from the recommended services of our own installed base of vacuum and abatement systems. We believe we have one of the largest installed bases of vacuum pumps and abatement systems in the industry in 2011 and increasing our share of the Service market sector within our installed base represents a significant growth opportunity in the Service market sector, which was approximately US$1.0 billion in 2010.

Capitalize on Growth in the Emerging Technologies Market Sector

        We plan to use our technological strength, expertise in chemical vapor deposition ("CVD") and physical vapor deposition ("PVD") processes and leading position in the Semiconductor and General Vacuum market sectors to develop new products and customized solutions for attractive, high growth applications within the Emerging Technologies market sector, which includes FPD, Solar PV and LED. Revenue from Emerging Technologies, which was less than 1% of total revenue ten years ago, was approximately 17% of total revenue in 2011. In FPD technology, the transition from liquid crystal display ("LCD") technology to active-matrix organic light-emitting diode ("AMOLED") technology is increasing vacuum intensity in the manufacturing process. We have been able to leverage our existing customer relationships with leading producers of AMOLED technology, such as Samsung, and gain a significant share of these customers' AMOLED vacuum-related opportunities. We believe that the long-term growth of the FPD, Solar PV and LED markets will enable us to continue to diversify and expand our addressable markets.

Grow Market Share in Growth Geographies

        We believe that the continued industrialization of growth markets such as China, India, Russia and Brazil represents a substantial growth opportunity for our products, systems and services. We believe our presence in these geographies provides us with a significant opportunity for future growth as manufacturing continues to transition to low-cost regions. We have had a local presence in Asia for more than 40 years. As of December 31, 2011, we had over 200 permanent and temporary employees located in facilities in Beijing, Shanghai and Shenzhen and we intend to continue investing in local engineering, sales talent and manufacturing capability to build our presence with both multinational and local customers.

Enhance Operating Efficiencies

        We are nearing completion of our comprehensive, multi-year operational improvement program to accelerate revenue growth, expand margins, enhance free cash flow generation and improve overall profitability through better operational execution and streamlining of our cost structure. We believe these initiatives will provide us with a significant competitive advantage as we believe they will enable us to maintain a higher level of profitability and cash flow generation through industry cycles and the flexibility to quickly respond to changes in customer demands. We intend to continue to invest selectively in attractive growth and margin enhancing opportunities.

Recent Developments

        While complete financial information and operating data are not available, based on information currently available, we preliminarily estimate that for the three months ended March 31, 2012, our revenue will be in the range of £158 million to £161 million, gross profit in the range of £57 million to £59 million, operating profit in the range of £19 million to £21 million and profit after taxation from continuing operations in the range of £11 million to £13 million. As of March 31, 2012, we had approximately £93 million of cash and cash equivalents and approximately £443 million of borrowings and finance leases outstanding.

        Although all line items to reconcile adjusted EBITDA and adjusted net income to profit/(loss) after taxation for the three months ended March 31, 2012 are not reasonably available at this time, we currently anticipate reporting adjusted EBITDA and adjusted net income in amounts greater than the £27.8 million and £14.2 million reported, respectively, in the three months ended December 31, 2011. Adjusted EBITDA and adjusted net income are non-GAAP financial measures. For a definition of adjusted EBITDA and adjusted net income and reconciliation to profit/(loss) after taxation, the most comparable IFRS GAAP item, see "Summary Consolidated Financial Data."

        The estimates above are unaudited and represent the most current information available to management. Since we have not completed our closing procedures for the month and three months ended March 31, 2012, these estimates are preliminary and our actual financial results could be different and those differences could be material. Accordingly, you should not place undue reliance on these estimates. See "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements." The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary data.

        We expect our closing procedures with respect to the three months ended March 31, 2012 to be completed in May 2012. Accordingly, our consolidated financial statements as of and for the three months ended March 31, 2012 will not likely be available until after this offering is completed.

Risks Affecting Us

        Our business is subject to a number of risks as discussed more fully in the section entitled "Risk Factors" beginning on page 20 of this prospectus, which you should read in its entirety. In particular:

  •
  Conditions in the global economy, including volatile conditions in Europe, and in the credit markets may materially and adversely affect us;

  •
  Our business, financial condition and results of operations are significantly impacted by the capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries;

  •
  Our operational and production plan is based on our assessment of expected demand for our products, systems and services and, due to the nature of the order process in many of our market sectors, including customer cancellation, reduction or postponement of purchase orders, we may be unable to accurately forecast demand for our products, systems and services, which could materially and adversely affect us;

  •
  Growth in our markets is driven by several factors that are outside of our control and if such growth is delayed, is less than anticipated or fails to materialize, our business, financial condition and results of operations could be materially and adversely affected;

  •
  If we fail to maintain our existing customer relationships, including those with long-term customers, or if we lose any significant customer as a result of customer consolidation or otherwise, our business, financial condition and results of operations would be materially and adversely affected;

  •
  Our growth and overall business success is substantially dependent on our ability to timely and successfully develop and commercialize, new products that provide value to customers and coincide with significant trends in the industries in which we operate;

  •
  If our products become obsolete, or others introduce technology and processes that decrease the importance of vacuum products or abatement systems, our business, results of operations and prospects could be materially and adversely affected;

  •
  Our reputation and profitability could be damaged if we fail to meet our customers' quality standards, specifications, process-related performance requirements or delivery schedules or if our products are defective;

  •
  Our manufacturing operations depend upon the efficiency of our supply chain, the prices of components and the capacity of our manufacturing operations and any failure to adjust our supply chain volume or manufacturing volume and logistics and cost structure could materially and adversely affect us; and

  •
  The costs associated with our restructuring program or potential future investments may exceed expectations, and we may not realize the expected benefits.

        Nick Rose, the Chairman of our board of directors, has indicated an interest in purchasing up to 33,333 ADSs in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Rose may elect not to purchase ADSs in this offering. The underwriters will receive the same discount from any ADSs purchased by Mr. Rose as they will from any ADSs sold to the public in this offering. Any ADSs sold to Mr. Rose will be subject to a lock-up agreement described under "Shares Eligible for Future Sale—Lock-Up Arrangements."

Our Principal Shareholders

        In May 2007, CCMP Capital Advisors, LLC ("CCMP"), through its entities CCMP Capital Investors (Cayman) II, L.P. and CCMP Capital Investors II (AV-3), L.P. (collectively, the "CCMP Principal Shareholders"), together with Unitas Capital Ltd. ("Unitas"), through its entity Unitas Capital Investors (Cayman) Ltd. (the "Unitas Principal Shareholder" and, together with the CCMP Principal Shareholders, the "Principal Shareholders"), acquired all of the ordinary shares of Edwards Group plc, some of which were subsequently sold to our management. Following our Corporate Reorganization, as described below, and after giving effect to our Corporate Recapitalization, as described below, and this offering, the CCMP Principal Shareholders will collectively own approximately 40.1% and the Unitas Principal Shareholder will own approximately 40.1% of our outstanding ordinary shares.

        CCMP is a private equity firm specializing in middle market buyouts and growth equity investments of US$100 million to US$500 million in the United States and Europe. With offices in New York, Houston and London, CCMP focuses on four primary industries: consumer, industrial, energy and healthcare. Investments under management in its current fund, CCMP Capital Investors II, L.P., include, in addition to the investment in Edwards, ARAMARK Holdings Corporation, Chaparral Energy Inc., Francesca's Holdings Corporation, Generac Holdings Inc., Infogroup Inc., Medpace Inc., LHP Hospital Group Inc. and Newark Energy LLC.

        Unitas is one of the most experienced dedicated regional private equity firms in Asia, with US$4.0 billion in capital commitments under management. Since 1999, Unitas has advised on investments exceeding US$2.6 billion into 30 companies. Unitas targets control investments in market-leading industrial, branded consumer and retail companies. Unitas has a successful track record of investing in growth-oriented global businesses, in particular those with a large market in Asia but headquarters based outside the region.

Corporate Reorganization and Recapitalization

        Prior to this offering, our business was conducted solely through Edwards Group plc and its subsidiaries. On April 5, 2012, and in accordance with and as contemplated by the scheme of arrangement (the "Scheme of Arrangement") relating to our corporate reorganization (the "Corporate Reorganization"), the holders of each series of ordinary shares and preference shares of Edwards Group plc had their shares cancelled and shares in the capital of Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, having substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc were issued to such holders. The purpose of the Scheme of Arrangement is to reorganize our corporate structure in order to facilitate a listing of the ADSs on the NASDAQ Global Market ("NASDAQ"). For a more detailed description, see "Corporate Reorganization and Recapitalization." In connection with our Corporate Reorganization, Edwards Group plc was re-registered as a private company with the name Edwards Holdco Limited.

        Following the Corporate Reorganization and immediately prior to the consummation of this offering, we will effect a corporate recapitalization (the "Corporate Recapitalization"), whereby all of our A ordinary shares, B ordinary shares, C ordinary shares and preference shares will be reclassified and converted into a new series of ordinary shares and ordinary deferred shares, and any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range set forth on the cover of this prospectus, as described further under "Corporate Reorganization and Recapitalization."

        As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively.

Corporate Information

        We are a Cayman Islands exempted company with limited liability incorporated on February 10, 2012 and resident in the United Kingdom for tax purposes. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Our business was founded in 1919 and we were acquired by The BOC Group plc in 1968. In 2007, our business was acquired by the Principal Shareholders. Our principal executive offices are located at Manor Royal, Crawley, West Sussex RH10 9LW. Our website is www.edwardsvacuum.com and our main telephone number is +44 (0) 1293 528844. Information on our website is not part of or incorporated by reference into this prospectus and should not be relied upon in determining whether to make an investment in our ordinary shares.

THE OFFERING

ADSs Offered by Us	12,500,000 ADSs.
Offering Price	$ per ADS.
Ordinary Shares to be Outstanding After This Offering	98,940,684 ordinary shares(1)
ADSs to be Outstanding After This Offering	12,500,000 ADSs.
Option to Purchase Additional ADSs

The underwriters may also purchase up to an additional 1,875,000 ADSs from the selling shareholders at the public offering price, less underwriting discounts and commissions, within 30 days from the date of the underwriting agreement relating to the ADSs.

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately US$133.5 million, assuming the ADSs are offered at US$12.00 per ADS (the midpoint of the price range set forth on the cover of this prospectus). We intend to use approximately US$133.5 million of the net proceeds from ADSs that we sell to repay in part the term loans under our amended and restated first lien credit agreement ("First Lien Credit Agreement"). Affiliates of Barclays Capital Inc. and Deutsche Bank Securities Inc., underwriters for this offering, are term loan lenders under our First Lien Credit Agreement and, upon any application of the net proceeds from this offering to repay our term loans, will receive their proportionate share of the amount being repaid. We will not receive any proceeds from the sale of ADSs, if any, by the selling shareholders, which include entities affiliated with members of our board of directors. See "Use of Proceeds."

Dividend Policy

We do not intend to pay dividends on our ordinary shares underlying the ADSs in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth. See "Dividend Policy."

(1)
Includes ordinary shares underlying ADSs to be outstanding after this offering. Assumes an initial public offering price of US$12.00 per ADS and accrued and unpaid dividends on preference shares through May 9, 2012. See the sensitivity analysis on page 12 of this prospectus for information regarding the impact of the offering price on the number of ordinary shares to be outstanding after this offering.

ADSs

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal London, United Kingdom office of The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. You will have the rights as provided in the deposit agreement among us, the depositary and the holders of ADSs from time to time.

Although we do not expect to pay dividends in the foreseeable future, if we declare dividends on our ordinary shares underlying the ADSs, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares underlying the ADSs or other deposited securities, net of its fees and expenses, in accordance with the terms of the deposit agreement, subject to any other applicable laws and regulations.

You may surrender your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-based services until its fees for these services are paid.

We may amend or terminate the deposit agreement without your consent. Any amendment which imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of holders of ADSs, shall, however, not become effective as to outstanding ADSs until the expiration of 30 days after notice of such amendment shall have been given to the holders of outstanding ADSs. You should carefully read the section in this prospectus entitled "Description of American Depositary Shares" to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration of which this prospectus forms a part.

Depositary	The Bank of New York Mellon.

Listing

Our ordinary shares and the ADSs are not currently listed on any national securities exchange. We intend to apply to list the ADSs on NASDAQ under the symbol "EVAC." We do not intend to list our ordinary shares on any national securities exchange.

Risk Factors	Investing in the ADSs involves a high degree of risk. See "Risk Factors" beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before investing in the ADSs.

        Unless otherwise noted, the information in this prospectus:

  •
  gives effect to the Corporate Reorganization and Corporate Recapitalization, as described further under "Corporate Reorganization and Recapitalization";

  •
  excludes 1,250,000 ordinary shares underlying options to be issued pursuant to the Edwards Group Limited 2012 Equity Incentive Plan (the "Equity Plan") contemporaneously with this offering;

  •
  excludes approximately 8,600,000 ordinary shares reserved for future issuance under the Equity Plan and the Edwards Group Sharesave Scheme;

  •
  assumes no exercise of the underwriters' option to purchase up to 1,875,000 additional ADSs from the selling shareholders; and

  •
  assumes an initial public offering price of US$12.00 per ADS (the midpoint of the price range set forth on the cover of this prospectus).

        Following the Corporate Reorganization and immediately prior to the consummation of this offering, we will effect a corporate recapitalization (the "Corporate Recapitalization"), whereby all of our A ordinary shares, B ordinary shares, C ordinary shares and preference shares will be reclassified and converted into a new series of ordinary shares and ordinary deferred shares, and any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range set forth on the cover of this prospectus, as described further under "Corporate Reorganization and Recapitalization."

        As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively, assuming this offering is effective on May 9, 2012.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables set forth the summary consolidated financial data of Edwards Group plc for the periods and as of the dates indicated. The summary consolidated income statement data and cash flow data for each of the years ended December 31, 2009, 2010 and 2011 are derived from, and qualified by reference to, the audited consolidated financial statements of Edwards Group plc included elsewhere in this prospectus. The summary consolidated income statement data and cash flow data for the year ended December 31, 2008 are derived from the audited consolidated financial statements of Edwards Group plc not included in this prospectus.

        The unaudited selected quarterly results of operations for the years ended December 31, 2010 and 2011 have been prepared on the same basis as the audited consolidated financial statements of Edwards Group plc and include all adjustments necessary for the fair presentation of the information for the quarters presented. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

        The pro forma earnings/(loss) per share from continuing operations attributable to our equity holders and the pro forma weighted average shares outstanding data presented below is unaudited and gives effect to the Corporate Recapitalization whereby all of our outstanding A ordinary shares, B ordinary shares, C ordinary shares and preference shares will be reclassified and converted into ordinary shares and ordinary deferred shares as described under "Corporate Reorganization and Recapitalization" and to give effect to the sale of ADSs in this offering and the application of net proceeds as described under "Use of Proceeds," as if each such transaction had occurred on January 1, 2011.

        The balance sheet data of Edwards Group plc as of December 31, 2011 is derived from, and qualified by reference to, the audited consolidated financial statements of Edwards Group plc included elsewhere in this prospectus. The unaudited pro forma balance sheet data as of December 31, 2011 gives effect to the Corporate Reorganization and the Corporate Recapitalization and the unaudited Pro Forma as adjusted balance sheet data as of December 31, 2011 gives effect to (i) the Corporate Reorganization and the Corporate Recapitalization and (ii) the sale by us of 12,500,000 ADSs in this offering at an assumed initial public offering price of US$12.00 per ADS, the midpoint of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds we receive from this offering as described under "Use of Proceeds," as if each such transaction had occurred on December 31, 2011.

        Solely for convenience, the table of income statement, cash flow and other financial data, and the table of balance sheet data, contain a translation of certain Pounds Sterling amounts into equivalent U.S. Dollar amounts based on the closing mid-point spot rate of £1.00 to US$1.5541, at 4:00 p.m. (London time) on December 31, 2011 derived from WM/Reuters and as published by the Financial Times. This translation rate should not be construed as a representation that the Pounds Sterling amounts have been, could have been or could be converted into U.S. Dollars at that or any other rate. See "Exchange Rate Information."

        In addition, certain information in this prospectus relating to the application of the net proceeds to us from our sale of 12,500,000 ADSs in this offering has been translated from U.S. Dollar amounts into equivalent Pounds Sterling amounts based on the closing mid-point spot rate of £1.00 to US$1.5978 at 4:00 p.m. (London time) on March 31, 2012, derived from WM/Reuters and as published by the Financial Times. This translation rate should not be construed as a representation that the U.S. Dollar amounts have been, could have been or could be converted into Pounds Sterling at that or any other rate. See "Exchange Rate Information."

        In addition, the summary consolidated financial data does not include financial statements of Edwards Group Limited because it has been formed recently for the purpose of effecting the offering and until the consummation of the Corporate Reorganization described more fully in "Corporate Reorganization and Recapitalization," it will hold no material assets and will not engage in any operations. Upon completion of the Corporate Reorganization, Edwards Group Limited will become the parent of Edwards Group plc and its subsidiaries and will have no other assets or operations. See "Corporate Reorganization and Recapitalization."

        Our historical results are not necessarily indicative of our future performance. You should read this information together with "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year ended December 31,
	2008	2009	2010	2011	2011
	(£ in millions, except per share data)				($ in millions, except per share data)
Income Statement Data:
Revenue	509.8	371.2	641.0	700.5	1,088.6
Cost of sales	(345.4)	(259.0)	(395.4)	(442.6)	(687.8)

Gross profit	164.4	112.2	245.6	257.9	400.8

Administration expenses before R&D, restructuring and transaction costs and amortization	(84.7)	(67.2)	(95.2)	(99.1)	(154.0)
R&D excluding amortization	(18.1)	(12.5)	(15.1)	(18.3)	(28.4)
Restructuring and transaction costs	(17.4)	(22.6)	(43.7)	(23.7)	(36.8)
Amortization	(18.8)	(16.5)	(18.0)	(17.9)	(27.8)

Total administrative expenses	(139.0)	(118.8)	(172.0)	(159.0)	(247.0)
Other gains/(losses)—net	(3.1)	(23.8)	2.4	3.4	5.3

Operating profit/(loss)	22.3	(30.4)	76.0	102.3	159.1

Finance income and costs	(61.4)	5.7	(11.5)	(32.5)	(50.5)

Profit/(loss) before taxation	(39.1)	(24.7)	64.5	69.8	108.6

Taxation	21.5	(7.7)	(12.7)	(13.6)	(21.1)

Profit/(loss) after taxation from continuing operations	(17.6)	(32.4)	51.8	56.2	87.5

Profit for the period from discontinued operations	0.7	2.4	0.3	—	—

Profit/(loss) for the period	(16.9)	(30.0)	52.1	56.2	87.5

Basic and diluted earnings/(loss) per share from continuing operations attributable to the equity holders of the Company (expressed in pence per share)	(29.87)	(46.98)	22.59	30.95	48.10
Share capital	0.2	0.2	0.2	0.3	0.4
Ordinary dividend per share	0.0	0.0	0.0	0.0	0.0
Preference dividend per share (expressed in pence or cents per share)	0.00	0.00	0.00	27.37	42.54
Pro forma earnings/(loss) per share from continuing operations attributable to equity holders of the Company (expressed in pence or cents per share)*(1) :
Basic				56.81	88.28
Diluted				56.10	87.18
Pro forma weighted average shares outstanding (in millions)*(1)(2):
Basic				98.9
Diluted				100.1
Cash Flow Data:
Net cash generated/(consumed) from operating activities	73.8	(5.1)	143.8	85.9	133.5
Total cash flow from investing activities	(13.9)	(11.6)	(44.9)	(50.6)	(78.6)
Total cash flow from financing activities	(32.5)	(19.4)	(17.2)	(103.0)	(160.1)

Change in cash and cash equivalents	27.4	(36.1)	81.7	(67.7)	(105.2)

Other Financial Data:
Adjusted EBITDA(3)	72.1	21.6	151.8	160.9	250.1
Adjusted net income/(loss)(3)	33.1	(28.8)	85.1	84.8	131.8
Management operating cash flow(3)	76.3	11.9	138.1	92.6	143.9

	As of December 31, 2011
	Actual	Pro Forma(1)*	Pro Forma As Adjusted(4)*
	(£ in millions)
Balance Sheet Data:
Cash and cash equivalents	91.8	91.8	91.8
Total assets	922.9	922.9	922.9
Net assets	168.2	168.2	251.8
Total liabilities	(754.7)	(754.7)	(671.1)
Share capital	0.3	0.3	0.3
Share premium	5.9	5.9	89.5
Total equity attributable to shareholders of the parent	168.2	168.2	251.8

Unaudited Selected Quarterly Results of Operations

	Three months ended
	March 31, 2010*	June 30, 2010*	Sept 30, 2010*	Dec 31, 2010*	March 31, 2011*	June 30, 2011*	Sept 30, 2011*	Dec 31, 2011*
	Unaudited
	(£ in millions)
Income Statement Data:
Revenue	136.2	161.9	165.9	177.0	179.5	188.3	177.1	155.6
Cost of sales	(90.6)	(98.2)	(96.0)	(110.6)	(106.4)	(117.8)	(112.4)	(106.0)
Gross profit	45.6	63.7	69.9	66.4	73.1	70.5	64.7	49.6
Administration expenses before R&D, restructuring and transaction costs and amortization	(22.1)	(24.6)	(23.6)	(24.9)	(26.4)	(26.3)	(25.3)	(21.1)
R&D excluding amortization	(3.7)	(4.0)	(3.5)	(3.9)	(4.9)	(4.6)	(5.0)	(3.8)
Restructuring and transaction costs	(1.6)	(2.9)	(32.3)	(6.9)	(9.0)	(4.4)	(4.7)	(5.6)
Amortization	(4.5)	(4.8)	(4.6)	(4.1)	(4.4)	(4.4)	(4.5)	(4.6)
Total administrative expenses	(31.9)	(36.3)	(64.0)	(39.8)	(44.7)	(39.7)	(39.5)	(35.1)
Other gains/(losses)—net	1.6	(4.1)	1.5	3.4	2.0	2.9	(0.2)	(1.3)
Operating profit/(loss)	15.3	23.3	7.4	30.0	30.4	33.7	25.0	13.2
Finance income and costs	(16.8)	(3.1)	16.2	(7.8)	(2.4)	(3.4)	(16.2)	(10.5)
Profit/(loss) before taxation	(1.5)	20.2	23.6	22.2	28.0	30.3	8.8	2.7
Taxation	(0.8)	(4.8)	(5.8)	(1.3)	(7.6)	(7.0)	(2.2)	3.2
Profit/(loss) after taxation from continuing operations	(2.3)	15.4	17.8	20.9	20.4	23.3	6.6	5.9
Profit for the period from discontinued operations	(0.7)	0.8	—	0.2	—	—	—	—
Profit/(loss) for the period	(3.0)	16.2	17.8	21.1	20.4	23.3	6.6	5.9
Other Financial Data:
Adjusted EBITDA(3)	25.0	34.8	48.0	44.0	47.7	47.0	38.4	27.8
Adjusted net income/(loss)(3)	8.5	18.4	27.7	30.5	25.3	25.8	19.5	14.2
Management operating cash flow(3)	25.4	14.6	38.2	59.9	18.0	13.1	36.1	25.4

*
Unaudited.

(1)
Pro forma to give effect to the Corporate Reorganization and Corporate Recapitalization, as if each such transaction had occurred on December 31, 2011. On April 5, 2012, and in accordance with and as contemplated by the Scheme of Arrangement relating to our corporate reorganization (the "Corporate Reorganization"), the holders of each series of ordinary shares and preference shares of Edwards Group plc had their shares cancelled and shares in the capital of Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, having substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc were issued to such holders, set out as follows:

•
For each A Ordinary Share, one A ordinary share in the capital of Edwards Group Limited

•
For each B Ordinary Share, one B ordinary share in the capital of Edwards Group Limited

•
For each C Ordinary Share, one C ordinary share in the capital of Edwards Group Limited

•
For each Preference Share, one preference share in the capital of Edwards Group Limited

  Following the Corporate Reorganization and immediately prior to the consummation of this offering, we will effect a corporate recapitalization (the "Corporate Recapitalization"), whereby all of our A ordinary shares, B ordinary shares, C ordinary shares and preference shares will be reclassified and converted into a new series of ordinary shares and ordinary deferred shares, and any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range set forth on the cover of this prospectus, as described further under "Corporate Reorganization and Recapitalization."

  As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

  A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively.

(2)
Pro forma basic and diluted earnings per share have been computed to give effect to the Corporate Recapitalization and Reorganization and adjusted to give effect to the sale by us of 12,500,000 ADSs in this offering and the application of the net proceeds we receive from this offering as described under "Use of Proceeds," as if each such transaction had occurred on January 1, 2011.

(3)
We present adjusted EBITDA, adjusted net income/(loss) and management operating cash flow in this prospectus because we believe they are useful indicators of our operating performance. We present adjusted EBITDA in this prospectus because, in addition to management's use as a performance measure, we understand that it is a measure used by certain investors and because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement. Adjusted EBITDA differs from the term "EBITDA" as it is commonly used. Adjusted EBITDA, as used in this prospectus, means profit/(loss) after taxation adjusted to add back or deduct, as appropriate: (i) finance income and costs; (ii) taxation; (iii) depreciation; (iv) amortization; (v) restructuring and transaction costs; and (vi) profit or loss on sale of property, plant and equipment ("PP&E"). Following this offering, we intend to add back any non-cash compensation expense calculated with respect to our omnibus equity incentive plan and sharesave plan (the "Employee Share Schemes") in our calculation of adjusted EBITDA.

Management uses adjusted net income/(loss) as a measure of operating performance for planning purposes, including the preparation of budgets and projections, as well as to facilitate analysis of the allocation of resources and to evaluate the effectiveness of business strategies. For the periods presented, adjusted net income/(loss) represents profit/(loss) after taxation adjusted for: (i) restructuring and transaction costs; (ii) currency translation gain/(loss) on external and intra-group debt; (iii) accretion of the unsecured loan notes that were originally issued (collectively, the "Vendor Loan Note") as part of the consideration payable pursuant to the acquisition of the Edwards business from The BOC Group plc in 2007; (iv) purchase price accounting ("PPA") amortization of the value of intangible assets acquired and recognized on the acquisition of the Edwards business from The BOC Group plc in 2007; and (v) the tax shield on adjustments, which represents the impact of tax on the adjustments and is calculated using the effective tax rates for the original entries that have been adjusted. Following this offering, we intend to add back any non-cash compensation expense calculated with respect to our Employee Share Schemes in our calculation of adjusted Net Income. The Vendor Loan Note was repaid on February 24, 2011.

In addition to the measures discussed above, our management uses management operating cash flow, which is derived from adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation, for purposes of determining management bonuses, as well as a measure to help allocate resources. In addition, management believes management operating cash flow is useful to investors as it provides them with additional information about our performance. Management operating cash flow is defined as adjusted EBITDA less (i) change in trade working capital, (ii) net cash payments for capital expenditures and (iii) other cash movements and non-cash items.

Management believes the inclusion of adjusted EBITDA, adjusted net income/(loss) and management operating cash flow is appropriate to provide additional information to investors about performance which is adjusted for certain material non-cash items and unusual items that are material due to their nature, size or incidence. Restructuring costs include exceptional items that vary by period and have included business optimization expenses, restructuring charges and reserves (including retention, severance, systems establishment costs, excess pension charges, contract termination costs, costs to consolidate facilities and relocate employees). Transaction costs include management consulting, monitoring, transaction and advisory fees and related expenses paid to Principal Shareholders and transactions costs and cash expenses incurred directly in connection with investments, equity issuances, debt issuances or refinancings and other non cash charges. Non-cash items include unrealized currency translation gains or losses on external loans and intra-group debt, the gain or loss on which will not be realized until the loan is repaid.

Adjusted EBITDA, adjusted net income/(loss) and management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit/(loss) or profit/(loss) after taxation, as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Further, because adjusted EBITDA, adjusted net income/(loss) and management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures used by other companies.

  Although we use adjusted EBITDA, adjusted net income/(loss) and management operating cash flow as measures to assess our operating performance, such measures have significant limitations as analytical tools because they exclude the impact of certain material items and costs. For example, neither adjusted EBITDA nor adjusted net income/(loss) gives effect to restructuring and transaction costs. In addition, adjusted net income/(loss) does not give effect to currency translation gain/(loss) or the impact of PPA amortization. Moreover, adjusted EBITDA does not include finance income and costs or the impact of depreciation or amortization expenses. Because we use capital assets in our business, depreciation expenses can be substantial. In addition, the amortization expenses associated with our intangible assets further limits the usefulness of this measure. Adjusted EBITDA also does not include the payment of taxes, which is also a necessary measure of our operating performance. Management operating cash flow does not include cash expended for exceptional operating items, such as severance payments, exceptional capital expenditure, including cash outflow for certain tangible fixed assets as part of our restructuring program, and cash flow from financing activities. Because of these limitations, management does not view adjusted EBITDA, adjusted net income/(loss) or management operating cash flow in isolation and uses other measures, such as revenue, gross profit, operating profit/(loss) and profit/(loss) for the period to measure operating performance or change in cash and cash equivalents to measure cash flow.

  The following table sets forth the reconciliation of adjusted EBITDA to profit/(loss) after taxation and the reconciliation of management operating cash flow to adjusted EBITDA for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2011
	(£ in millions)
Profit/(loss) after taxation	(17.6)	(32.4)	51.8	56.2
Interest	18.9	14.4	14.0	23.8
Taxation	(21.5)	7.7	12.7	13.6
Depreciation	13.3	12.7	14.1	16.9
Amortization	18.8	16.5	18.0	17.9

EBITDA	11.9	18.9	110.6	128.4
Finance income and costs excluding interest(a)	42.5	(20.1)	(2.5)	8.7
Restructuring and transaction costs	17.4	22.6	43.7	23.7
Profit/(loss) on sale of PP&E	0.3	0.2	—	0.1

Adjusted EBITDA	72.1	21.6	151.8	160.9

Change in trade working capital*(b)	19.0	9.0	9.7	(35.5)
Net cash payments for capital expenditures*(c)	(23.0)	(10.8)	(17.4)	(34.3)
Other cash movements and non-cash items*(d)	8.2	(7.9)	(6.0)	1.5

Management operating cash flow*	76.3	11.9	138.1	92.6

	Three months ended
	March 31, 2010	June 30, 2010	Sept 30, 2010	Dec 31, 2010	March 31, 2011	June 30, 2011	Sept 30, 2011	Dec 31, 2011
	(£ in millions)
Profit/(loss) after taxation	(2.3)	15.4	17.8	20.9	20.4	23.3	6.6	5.9
Interest	3.5	3.5	3.5	3.5	4.5	6.2	6.7	6.4
Taxation	0.8	4.8	5.8	1.3	7.6	7.0	2.2	(3.2)
Depreciation	3.6	3.6	3.7	3.2	4.1	4.5	4.3	4.0
Amortization	4.5	4.8	4.6	4.1	4.4	4.4	4.5	4.6

EBITDA	10.1	32.1	35.4	33.0	41.0	45.4	24.3	17.7
Finance income and costs excluding interest(a)	13.3	(0.4)	(19.7)	4.3	(2.1)	(2.8)	9.5	4.1
Restructuring and transaction costs	1.6	2.9	32.3	6.9	9.0	4.4	4.7	5.6
Profit/(loss) on sale of PP&E	—	0.2	—	(0.2)	(0.2)	—	(0.1)	0.4

Adjusted EBITDA	25.0	34.8	48.0	44.0	47.7	47.0	38.4	27.8

Changes in trade working capital*(b)	7.2	(17.9)	(1.3)	21.7	(18.5)	(30.5)	6.0	7.5
Net cash payments for capital expenditure*(c)	(3.5)	(4.1)	(6.7)	(3.1)	(8.7)	(7.1)	(11.6)	(6.9)
Other cash movements and non-cash items*(d)	(3.3)	1.8	(1.8)	(2.7)	(2.5)	3.7	3.3	(3.0)

Management operating cash flow*	25.4	14.6	38.2	59.9	18.0	13.1	36.1	25.4

*
Unaudited.

(a)
Finance income and costs excluding interest includes foreign exchange gains and losses on term loans, intra-group funding loans and currency options, fair value gains and losses on financial instruments, unused facility fees, amortized cost of term loan fees, provision for unwinding of discounts and the accretion of the Vendor Loan Note, which was repaid in February 2011.

(b)
Change in trade working capital represents changes in inventory, accounts receivable, accounts payable, prepayments and accruals excluding changes in restructuring and transaction costs.

(c)
Net cash payments for capital expenditures represents net cash payments for PP&E and intangible assets before exceptional PP&E, such as PP&E as part of the restructuring plan, net of proceeds from the sale of PP&E.

(d)
Other cash movements represents the cash outflows on current assets and current liabilities not included in trade working capital as defined above. Non-cash items represent the normal adjustments to reflect the movements in the income statement not affecting cash.

  The following table sets forth the reconciliation of adjusted net income/(loss) to profit/(loss) after taxation for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2011
	(£ in millions)
Profit/(loss) after taxation	(17.6)	(32.4)	51.8	56.2
Restructuring and transaction costs	17.4	22.6	43.7	23.7
Currency translation gain/(loss)	32.4	(29.5)	(18.6)	(0.2)
Accretion of the Vendor Loan Note	2.5	2.7	6.1	0.2
PPA amortization*	12.5	10.1	9.9	10.2
Tax shield on adjustments*	(14.1)	(2.3)	(7.8)	(5.3)

Adjusted net income/(loss)	33.1	(28.8)	85.1	84.8

	Three months ended
	March 31, 2010	June 30, 2010	Sept 30, 2010	Dec 31, 2010	March 31, 2011	June 30, 2011	Sept 30, 2011	Dec 31, 2011
	(£ in millions)
Profit/(loss) after taxation	(2.3)	15.4	17.8	20.9	20.4	23.3	6.6	5.9
Restructuring and transaction costs	1.6	2.9	32.3	6.9	9.0	4.4	4.7	5.6
Currency translation gain/(loss)	10.4	(3.7)	(23.4)	(1.9)	(4.6)	(3.9)	8.4	(0.1)
Accretion of Vendor Loan Note	0.7	0.7	0.7	4.0	0.2	—	—	—
PPA amortization*	2.5	2.5	2.5	2.4	2.5	2.4	2.6	2.7
Tax shield on adjustments*	(4.4)	0.6	(2.2)	(1.8)	(2.2)	(0.4)	(2.8)	0.1

Adjusted net income/(loss)	8.5	18.4	27.7	30.5	25.3	25.8	19.5	14.2

*
Unaudited.
(4)
Pro forma as adjusted to give effect to the Corporate Recapitalization and Reorganization the sale by us of 12,500,000 ADSs in this offering and the application of the net proceeds we receive from this offering as described under "Use of Proceeds," as if each such transaction had occurred on December 31, 2011.

RISK FACTORS

        You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus, including the consolidated financial statements and the related notes thereto appearing at the end of this prospectus, before deciding to invest in the ADSs. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed and we may not be able to achieve our goals. In such an event, the value of the ADSs could decline and you could lose some or all of your investment.

Risks Relating to Our Business and Industries

Conditions in the global economy, including volatile conditions in Europe, and in the credit markets may materially and adversely affect us.

        A significant portion of our revenues are generated from the capital expenditures of our customers. The level of our customers' capital expenditures is sensitive to changes in general economic conditions as well as conditions in the credit markets. In addition, our customers supply products to markets, including steel, automotive and consumer electronics that are materially impacted by prevailing economic and credit market conditions. Fluctuations in capital expenditures by our customers or demand for our customers' products caused by conditions in the global economy or the credit markets impact demand for our products, systems and services and can materially and adversely affect our business, financial condition and results of operations. For example, our business, financial condition and results of operations were materially affected by the global economic crisis and credit market disruptions in 2008 and 2009. In addition, during 2011, Europe experienced economic difficulties and global economic conditions continue to be negatively affected by the European sovereign debt crisis. If economic or credit market conditions worsen, the global economic recovery slows further, the economic downturn in Europe expands beyond Europe or we are unable to successfully anticipate and respond to changing economic and credit market conditions, our business, financial condition and results of operations could be materially and adversely affected.

        Downturns in general economic conditions and adverse conditions in the credit markets may also materially impact our suppliers. Adverse economic and credit market conditions may cause our suppliers to be unable to meet their commitments to us and may cause suppliers to make changes in the credit terms they extend to us. For example, the European sovereign debt crisis has caused disruptions in the financial markets, including diminished liquidity and credit availability. Such changes could significantly affect our liquidity and could materially and adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations are significantly impacted by capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries.

        The Semiconductor market sector is the largest market sector for us for both vacuum products and abatement. It is also the largest market for abatement systems in general and a very significant market for vacuum pumps. For the year ended December 31, 2011, 36% of our revenue was attributable to equipment sales to the Semiconductor market sector. Demand for semiconductors is largely driven by purchases of consumer electronics and the proliferation of electronic applications in industrial, automotive, communications, computing and other large end-markets, which drives construction of new fabrication facilities and the expansion and upgrading of existing facilities to increase production capacity and to address technological developments. Historically, new capacity has been added in distinct cycles related to technological developments and consumer demand for electronics. Our Semiconductor customers' capital expenditures and resultant demand for our products and services is impacted by this cyclicality and other factors. The Emerging Technologies market sector is also cyclical and our Solar PV and FPD revenues showed a sharp decline in 2009 and in the second half of 2011 as a result of slowing global demand. Furthermore, demand for consumer electronic products that incorporate semiconductors or FPDs can be affected by a slowdown in general economic conditions and the resulting decline in consumer spending. For example, in 2009, we experienced significant reductions in the volumes of sales to customers in the semiconductor and FPD industries as a result of the global economic crisis and credit market disruptions. We cannot be certain of the timing or magnitude of future downcycles in the semiconductor and FPD industries. A decline in the level of orders for our products, systems and services as a result of any downturn in the semiconductor or FPD markets or our inability to satisfy any increase in demand in these markets as a result of an upturn could materially and adversely affect our business, financial condition and results of operations.

Our operational and production plan is based on our assessment of expected demand for our products, systems and services and, due to the nature of the order process in many of our market sectors, including customer cancellation, reduction or postponement of purchase orders, we may be unable to accurately forecast demand for our products, systems and services, which could materially and adversely affect us.

        Our operational and production plan is based on an assessment of our order book and longer-term forecasts. Our customers do not typically place firm purchase orders for our products until a relatively short time before they require those products. As a result, we do not have a significant order book and therefore may not be able to accurately forecast our production volumes, which could result in demand not aligning with our forecast. Such misalignment could result in lower absorption of our manufacturing costs or our inability to fulfill the demands and specifications of our customers. Sales to our customers are typically made through non-exclusive, short-term purchase orders that specify prices and delivery parameters. The timing of placing these orders and the amounts of these orders are at our customers' discretion. Customers, including long-term customers, may cancel, reduce or postpone purchase orders with us prior to production on relatively short notice. If customers cancel, reduce or postpone existing orders or fail to place anticipated orders, it could result in the delay or loss of anticipated sales, which could lead to excess inventory and unabsorbed overhead costs.

        Although our operational and production plan is based in part on our existing customer relationships, there can be no assurance that our order book will result in the level of anticipated revenue as customer orders can be terminated, revised or delayed, generally without penalty. While we receive estimates of our customers' likely capital expenditure plans, and on that basis order components and materials and allocate production capacity, revenue is dependent on actual purchase orders which may not be consistent with those plans. Longer-term forecasts are made using available industry data and ongoing communication with existing and potential customers. While industry data and data collected as a result of our ongoing customer communication may be useful indicators of future capital expenditure, there can be no guarantee that demand for our products, systems and services will develop in line with such data or that the data itself will turn out to be accurate. Inaccuracy in our forecasts could materially and adversely affect our business, financial condition and results of operations.

Growth in our markets is driven by several factors that are outside of our control and if such growth is delayed, is less than anticipated or fails to materialize, our business, financial condition and results of operations could be materially and adversely affected.

        We expect growth in our markets will be driven by the following trends: (i) increasing miniaturization and sophistication of electronic devices; (ii) proliferation of consumer electronics; (iii) increasing demand for greenhouse gas and other air emission abatement technology and related services; (iv) industrialization of growth economies, particularly in Brazil, Russia, India and China ("BRIC Countries"); and (v) the use of new technologies and materials that increasingly require extremely clean vacuum environments and abatement of associated byproducts.

        It is possible that these trends will not develop as expected or according to our anticipated timeframes. Furthermore, even if such trends develop as expected, they may not result in increased demand for our products, systems and services or the products of our customers, as actual market performance may differ from projected growth based on our assumptions. As a result, demand for our products, systems and services as a result of these trends may not grow at the rates anticipated, or at all. The failure of these trends to develop or to result in increased demand for our products, systems and services may materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain our existing customer relationships, including those with long-term customers, or if we lose any significant customer as a result of customer consolidation or otherwise, our business, financial condition and results of operations would be materially and adversely affected.

        Our top ten customers accounted for 41.4% and 42.1% of our total revenue in the years ended December 31, 2010 and 2011, respectively. Our largest customer in the years ended December 31, 2009, 2010 and 2011 was Samsung, representing approximately 8.3%, 15.1% and 13.6% of our total revenues, respectively. If we lose any significant customer, including any of our long-term customers, or if any significant customer reduces, delays or cancels a significant volume of business for one or more of their fabrication facilities, our business, results of operations and prospects would be materially and adversely affected. We also have a number of customers who purchase most of their requirements for specific vacuum products and/or abatement systems from us. In the event that we lose any of our long-term customers or these customers begin to source their requirements from other manufacturers, our market share and revenue could be materially and adversely affected.

        The competitive environment in the Semiconductor and Emerging Technologies market sectors in which many of our customers operate, and the significant investments necessary to develop and manufacture their products, may lead to further consolidation in these markets. The consolidation of any of our customers may lead to reduced market share or reduced demand for our products. A consolidated entity may also seek to leverage any increase in purchasing power to purchase our products at lower prices. Furthermore, the consolidation of manufacturers in the Semiconductor and Emerging Technologies market sectors that are not customers would result in fewer potential new customers and could put our existing customers at a competitive disadvantage, thereby adversely impacting their demand for our products. In addition, from time to time, customers have had businesses that were adjacent to, or overlapped with, our business. Such customers could decide to manufacture their own vacuum products and abatement systems and may compete with our business in the future. The occurrence of any of those events could materially and adversely affect our business, financial condition and results of operations.

Our growth and overall business success is substantially dependent on our ability to timely and successfully develop and commercialize new products that provide value to customers and coincide with significant trends in the industries in which we operate.

        Our growth and overall business success is substantially dependent on our ability to timely and successfully develop and commercialize innovative value-added products and integrated solutions for our target market sectors that coincide with significant trends in the industries in which we operate. Our R&D activities focus on providing customers with new and enhanced products. The development and commercialization of our products are time consuming, costly and involve a high degree of risk. We may not be able to develop and commercialize technical advances before our competitors, who may be able to innovate more effectively or have more, or a different strategy for employing, resources to invest in R&D than we do. A failure to compete effectively with the R&D programs of our competitors and delays in the development and successful commercialization of reliable products in line with market requirements and expectations could materially and adversely affect our business, financial condition and results of operations. We could also miss our customers' product design windows if we fail to develop and introduce new products in a timely manner.

        Products that are specialized, newer, or not supplied by competitors typically have higher margins while the purchase prices and margins for established products tend to decline over time. A key component of our strategy is to introduce and commercialize new products with characteristics that can command higher margins. Our R&D activities are crucial to the success of this strategy. If we are unable to successfully develop and commercialize new products that meet customer demands or technological trends in a timely manner, do not have sufficient resources to maintain the level of investment in R&D required to remain competitive, or if there are changes in technology that enable production without the use of vacuum or abatement, then our business, financial condition and results of operations could be materially and adversely affected. In addition, due to the process-critical nature and high degree of customization of our technologies, new products may be developed jointly with customers.

        We work to develop a significant number of our new products and systems in close collaboration with customers. While the terms of these collaborations with customers vary, in some cases customers may restrict us from using the developed technology or producing the developed products for others for a period of time, and in some cases we may be prevented from exploiting such technology or product altogether. In addition, when we collaborate with our customers on projects, we may be unclear as to who owns the resulting technology, and, as a result, we may be subject to disputes or restrictions on use of such products.

If our products become obsolete, or others introduce technology and processes that decrease the importance of vacuum products or abatement systems, our competitive position, business, results of operations and prospects could be materially and adversely affected.

        The industries in which our customers operate are characterized by rapid technological change. Our customers constantly seek to introduce new products and new technologies in advance of competitors. As a supplier to such manufacturers, our vacuum products and abatement systems are dependent on the manufacturing processes used in those products. If new technologies replace our products, our business, results of operations and prospects could be materially and adversely affected.

        In particular, our customers may introduce new generations of their own products resulting in a change in manufacturing process or requiring new technological and increased performance specifications that would require us to develop customized products or products that do not require vacuum technology. Our future growth will depend on our ability to gauge the direction of changes in the manufacturing processes as a result of commercial and technological progress in end-user markets, and on our ability to successfully develop, manufacture and market products in such changing end-user markets. If we fail to keep pace with evolving technological innovations or fail to modify our products in response to our customers' needs, our business, financial condition and results of operations could be adversely affected as a result of reduced sales of our products.

        We may also experience difficulties or delays in the R&D, production and/or marketing of new products. If we are unable to successfully implement new manufacturing processes and product technologies in a timely manner, competitors may seize new opportunities in the market and our competitive position, business, results of operations and prospects would be materially and adversely affected.

Our reputation and profitability could be damaged if we fail to meet our customers' quality standards, specifications, process-related performance requirements or delivery schedules or if our products are defective.

        The performance, reliability, quality and timely delivery of our products are essential to our customers' manufacturing processes and, in cases where our products are included as components or sub-assemblies, to our customers' end products. As our customers incorporate new materials or technologies into their products and evolve their manufacturing processes, there is a risk that we will be unable to meet our customers' requirements. Any defect in or failure of our products, or of third-party components used in our products, could result in production delays or the failure of our products to perform to contractual specifications. This could result in the incurrence of substantial warranty costs to correct defects or provide replacement products or the payment of refunds or damages. In addition, improper or non-functioning control software embedded in certain of our products that interfaces with other customer systems could adversely affect the performance of such products. Any of the foregoing could harm our reputation and materially and adversely affect our business, financial condition and results of operations.

Our manufacturing operations depend upon the efficiency of our supply chain, the prices of components and the capacity of our manufacturing operations and any failure to adjust our supply chain or manufacturing volume and logistics and cost structure could materially and adversely affect us.

        Our manufacturing operations depend on our obtaining deliveries of adequate supplies of components and materials on a timely basis. We purchase components and materials from a number of suppliers around the world, and some of these purchases are on a just-in-time basis. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors, or supply may be interrupted by external factors affecting logistics. In addition, although no supplier represented more than 5% of our overall supplier costs for the year ended December 31, 2011, some components are only available from a limited number of suppliers. We tend to have a preferred source for certain components, such as motors, bearings and gears, because such components are critical to our product performance. In some circumstances switching to another supplier may result in a disruption or a delay in our manufacturing process or the ability to meet customer orders. There are also certain components, typically specific electronic devices such as microprocessors, for which we have a single source and switching to another supplier may necessitate a redesign of our product or delays for testing and benchmarking the new components. If our supply chain fails to adjust capacity in line with changes to our requirements, or if there are other inefficiencies in the supply chain, we may not be able to obtain adequate supplies of quality components or materials in a timely manner, which could materially and adversely affect our business, financial condition and results of operations.

        Our manufacturing processes involve the consumption of components which in turn require the use of oil and commodities, including iron, aluminum and steel. The prices of these components and underlying commodities have fluctuated in the past and may fluctuate in the future for various reasons, including changes in prevailing prices and increased shipping costs, that are outside of our control. Because of industry dynamics and competition, we generally do not expect to be able to pass any related cost increases on to our customers and, as a result, such increases could materially and adversely affect our business, financial condition and results of operations.

        The effectiveness of our manufacturing operations also depends on our ability to forecast demand and the capacity of our manufacturing capability. Accurate forecasting of demand in cyclical sectors, such as the Semiconductor market sector, can be very difficult. The possibility of rapid changes in demand for our customers' products, and the possibility of rapid changes in the manufacturing processes used by our customers, reduces our ability to accurately estimate future customer requirements. In a Semiconductor downturn cycle, for example, we may hold higher levels of inventory than is required to satisfy customer demand or have over-invested in manufacturing capacity, resulting in inventory write-offs or write-downs and under utilization of our facilities and personnel. Conversely, in times of growing demand, our manufacturing facilities may not have the capacity to meet customer orders in a timely manner, resulting in lost market share and damage to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected if we are unable to adjust our supply chain volume, higher shipping costs and cost structure to address market fluctuations.

The costs associated with our restructuring program or potential future investments may exceed expectations, and we may not realize the expected benefits.

        We are currently completing a significant restructuring of our operational footprint, including opening new plants in the Czech Republic and South Korea, with the goal of streamlining our business processes and moving operations closer to customers. We have already transferred our Semiconductor,

FPD and Solar PV dry pump manufacturing from the United Kingdom to South Korea and our General Vacuum pump manufacturing from the United Kingdom to the Czech Republic, with the remaining machine installations expected to be completed mid 2012. There can be no assurance that the remaining costs associated with the restructuring of our operations will not exceed present expectations or that we will realize the expected savings. If the restructuring costs escalate and/or we fail to achieve the expected savings in the expected timeframe, our business, financial condition and results of operations could be materially and adversely affected. Even if our operational restructuring is implemented as anticipated, we may experience increased local labor rates, costs associated with running two manufacturing facilities for an extended period, changes to logistics and related costs, supply chain disruptions, changes to local duties or other regulatory action or unionization in South Korea. In particular, delivery times for certain sophisticated components, such as specialized bearings, gears and motors, will be temporarily extended as those components will continue to be sourced from European suppliers and shipped to our manufacturing facilities in South Korea. We may face delays in sourcing such components from suppliers who are based closer to South Korea and we may not be able to replicate or improve upon our existing manufacturing performance and efficiencies in our new facilities. Over the long-term, we will also need to demonstrate to our customers the high quality of our products manufactured in the Czech Republic and South Korea, and, as a result of customer perception or issues with the quality of products (including due to factors outside of our control), we may be unable to do so. Furthermore, we must also make additional investments to retain core R&D know-how and capabilities in the United Kingdom.

        We may make further investments in the future, including adding technological capabilities, entering new geographic markets, expanding our presence in existing markets or implementing new systems. For example, we may invest in additional facilities in Asia, particularly China, to be closer to key customers. Any such investments involve a number of risks and we may not be able to realize all of the anticipated benefits of the investments we decide to undertake. We may experience difficulties and incur higher than expected costs, which could require us to use our cash resources, incur additional indebtedness or sell equity securities to fund such investments. Furthermore, significant investment may divert management resources away from other areas of the business. These events, combined with the possibility of unanticipated events or liabilities, could result in the incurrence of debt and contingent liabilities and an increase in our interest expense, the use of available cash resources or dilution to our existing equity investors. This could also reduce our operational flexibility, require us to pledge further assets to secure our indebtedness and limit our ability to make additional investments in the future and could materially and adversely affect our business, financial condition and results of operations.

We may make acquisitions and engage in other transactions to complement or expand our existing businesses. However, we may not be successful in acquiring suitable targets at acceptable prices and integrating them into our operations, and any acquisitions we make may lead to a diversion of management resources.

        We may acquire businesses and technologies, make investments or form joint ventures in the future that we believe complement, enhance or expand our current portfolio or otherwise offer us growth opportunities. In such transactions, we may face competition from other companies. Our ability to complete any such transactions may also be limited by applicable antitrust laws and other regulations in the United Kingdom, the European Union, Asia, the Americas and other jurisdictions in which we do business. To the extent that we are successful in completing such transactions, we may have to expend substantial amounts of cash, incur debt, assume losses and incur other types of expenses. We may also face challenges in successfully integrating acquired companies into our existing organization and any acquisitions we make may lead to a diversion of management resources. Each of these risks could materially and adversely affect our business, financial condition and results of operations.

The growth and success of our business depends on our ability to retain key senior management.

        Our growth and success depends to a significant extent on the continued service of key senior management personnel, including Matthew Taylor, Chief Executive Officer, David Smith, Chief Financial Officer, Sia Abbaszadeh, Marketing Director, Mike Allison, Sales Director, Steven Goldspring, Global Service Director, Ron Krisanda, Chief Operating Officer, and Dr. Stephen Ormrod, Strategy Director. The executive management board is highly experienced, with 24 years' industrial experience on average, and has been instrumental in developing and maintaining our market position, customer relationships and financial performance, any of which could suffer should we experience the departure of any of these key senior management personnel. We have employment contracts with all senior management personnel. Members of senior management may terminate their employment on not less than either 12 months' or six months' written notice. There is a risk that we will not be able to retain or replace these key senior management personnel.

Our business depends on highly skilled technical, service and sales employees, and the departure of any such employees, or the failure to recruit and retain additional employees, could materially and adversely affect our business, financial conditions and results of operations.

        The nature of our business and the importance of R&D activities and technical, service and sales require the employment of personnel who are highly skilled and qualified in scientific and technical fields. Qualified and skilled technical personnel remain in high demand, especially in Asia, and the competition among potential employers is high. Such competition has resulted in higher salaries and benefits for technical personnel and a high staff turnover rate, especially in certain Asian markets in the past, and may continue to do so in the future. If these qualified and skilled employees leave, we may have difficulty replacing them and additional costs and expenses may be incurred in recruiting, hiring and training replacement staff. In addition, developing a marketing and sales team is a difficult, expensive and time-consuming process. Recruiting, training and retaining qualified sales personnel are critical to our success. Competition for skilled personnel can be intense, and we may be unable to attract and retain a sufficient number of qualified individuals to successfully launch our new products or to provide the necessary services. Additionally, we may not be able to provide adequate incentives to our marketing and sales force. If we are unable to successfully motivate and expand our marketing and sales force and further develop our sales and marketing capabilities, we will have difficulty maintaining and increasing the sales of our products. The loss of key technical, service and sales personnel could materially and adversely affect our business, financial condition and results of operations.

We rely upon proprietary and non-proprietary technology and processes and any unauthorized use, misappropriation or disclosure by others or restrictions on our ability to use such technology and processes could negatively impact our product development and business.

        Our success and competitive position depend in part on a combination of trade secrets and other unpatented proprietary know-how, including engineering drawings and data and manufacturing process control documentation. In addition, we have developed several proprietary product lines that use technology that we believe is unique to us. We generally seek to protect our trade secrets and other unpatented proprietary know-how from unauthorized use, misappropriation and disclosure by others, such as our collaborators, consultants, other third parties and our employees, through contractual arrangements, including employment and confidentiality agreements and invention assignments. These arrangements may be breached or otherwise may not provide meaningful protection for our trade secrets, know-how or other proprietary information against unauthorized use, misappropriation or disclosure. Furthermore, some of the employees and third parties that develop our technology and generate our trade secrets and proprietary know-how work outside of the United States and the United Kingdom, where the laws applicable to ownership of such intellectual property can be ambiguous or more difficult to enforce. To the extent that our collaborators, consultants or employees use intellectual property owned by others in their work for us, disputes may arise as to the rights in related resulting inventions or know-how. If the ownership of intellectual property is disputed, there can be no assurance that such dispute would be resolved in our favor. Existing or potential competitors may also independently develop similar technology or obtain other proprietary rights, which would impose restrictions on our activities and provide them with a competitive advantage. Any of these factors would negatively impact our product development and business.

Our business relies on patents and other intellectual property, which if narrowed in scope or found to be invalid or otherwise unenforceable could impair our competitiveness and harm our business, financial condition and results of operations.

        The success of our business is dependent in part on developing and protecting new and enhanced products and technologies. We rely on a combination of patent, trademark, copyright and trade secret law to protect our rights in such products and technologies. As of December 31, 2011, we had approximately 780 patents and approximately 775 pending patent applications, together constituting approximately 400 patent families. However, pending or future patent applications may not result in the issuance of patents. Patent applications in certain countries may not be published until more than 18 months after they are first filed. As a result, we cannot be certain that we were the first creator of technologies covered by pending patent applications or the first to file patent applications on these inventions.

        Moreover, we could lose our exclusive rights to prevent others from using proprietary products and processes that are included in our products or used in our businesses. Our patents may be subject to challenges as to their scope or may be found to be invalid or otherwise unenforceable or otherwise narrowed as to their scope of coverage. For instance, as of December 31, 2011, six of our patents were subject to opposition proceedings before the European Patent Office, and we cannot provide any assurance that we will be successful in such proceedings. In addition, statutory differences in patentable subject matter depending on the jurisdiction may limit the protection we obtain on certain of the technologies we develop. Complex factual and legal issues can also introduce uncertainty as to the validity, scope and enforceability of our patents and other intellectual property rights. In addition, certain of the countries in which we operate may not offer the same protections to, or may make it more difficult to effect the enforcement of, proprietary rights as in the United Kingdom or the United States, a risk that may be exacerbated as we move more of our manufacturing to Asia. We may not be able to exclude competitors from using the technologies we seek to protect if some of the patents or patent applications were not granted, were to expire or were successfully challenged.

        In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. We may be forced to initiate legal proceedings to enforce our intellectual property rights or our ability to exploit our technology. For example, as of December 31, 2011, we were opposing six of our competitors' patents in the European Patent Office. Any legal action to enforce our intellectual property rights may be costly and take up substantial management time. Any failure to protect, maintain and enforce our intellectual property could impair our competitiveness and harm our business, financial condition and results of operations.

        We have licensed patents and technology from third parties that we incorporate in our products and use to conduct our business. Some of these license agreements require us to make one-time or ongoing payments. These licenses may be terminated if we are in breach of the licensing agreements, and we may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms. Our inability to maintain or obtain licenses for necessary third-party technology or intellectual property could require us to develop or acquire substitute technology of lower quality or of greater cost, and there may be no substitute technology available. It is also possible that third parties may have or acquire licenses for other technology or designs that we may use or wish to use, so that we may need to acquire licenses to, or contest the validity of, such patents or trademarks of third parties. We may not prevail in contesting the validity of third-party rights.

We may be subject to claims of infringement of third-party intellectual property rights.

        Given the rapid technological change that characterizes our industry, there can be no assurance that we will not be subject to claims of infringement of intellectual property rights held by third parties. We seek to develop and implement new technologies and processes quickly, and in doing so, we may not adequately identify such third-party rights or assess the scope and validity of these third-party rights. We may become subject to lawsuits alleging that we or our customers have infringed on the intellectual property rights of others and seeking that we cease to use the relevant technology. There may also be a degree of uncertainty regarding ownership rights in a process or technology. For example, when we collaborate with our customers on projects, we may be unclear as to who owns the resulting technology, and, as a result, we may be subject to disputes or restrictions on use of such products. Any such intellectual property litigation could represent a significant expense and divert our personnel's attention and efforts, which could materially and adversely affect our business, financial condition and results of operations.

        If allegations of infringement are successfully asserted against us, we could be required to pay substantial damages or royalties to license proprietary rights from third parties, or to cease selling some or all of our products. Licenses may not be available to us on acceptable terms, if at all. We may also have to expend significant resources to develop non-infringing technology. Any of the foregoing results could materially and adversely affect our business, financial condition and results of operations.

We may be subject to increased payments in respect of Beckmann liabilities.

        As a result of the acquisition of our business from The BOC Group plc in 2007, a number of employees were transferred to us by the Transfer of Undertakings (Protection of Employment) Regulations 2006 ("TUPE"). TUPE preserved the relevant employees' contractual terms and conditions, including (as a result of the Beckmann v. Dynamco case (2002)) their redundancy-related pension rights which were embedded within two pension schemes of The Linde Group (their employer before their transfer from The BOC Group plc), which we refer to collectively as the Beckmann liabilities. In May 2007, we informed employees that a rule under the Linde Pension Scheme granting an unreduced early retirement pension upon redundancy with ten years' service would be construed as an absolute right for the transferring scheme members, subject to any subsequent legal clarification that there was no such right at law. There is a risk that the Beckmann liabilities relate to more employees than those identified in May 2007.

        A provision of £24.1 million is included on our balance sheet as of December 31, 2011 in respect of the present value of our net estimated Beckmann liabilities for all employees who have been or, it is proposed, will be made redundant through our restructuring program, net of other pension benefits. The actuarial and other assumptions used to calculate the balance sheet provision could understate the value or the timing of the liabilities in respect of these arrangements, and changes to the legal framework could change employee entitlements and the value of those liabilities.

        An actuarial review is required to be conducted every six months and most recently took place in January 2012 in connection with the preparation of our financial statements for the year ended December 31, 2011. That review confirmed our expectations that approximately £287,000 will be required to be paid in the year ending December 31, 2012.

        In addition, any future cash payments in respect of Beckmann liabilities could be higher than anticipated. The value of pension related liabilities is sensitive to the assumptions used in their determination. This is particularly true in relation to the Beckmann liabilities. Furthermore, the assumptions used are sensitive to market conditions. If the reserves required or actual payments are higher than anticipated by us as a result of changes to assumptions, market conditions or the law relating to the interpretation of the Beckmann liabilities, further redundancies for employees with these redundancy-related pension rights could represent a significant expense for us and materially and adversely affect our business, financial condition and results of operations.

We operate in a highly competitive environment and we may not be able to sustain our current market positions if we fail to compete successfully.

        We face significant competition for our products and services in each of our market sectors, and such competition puts pressure on our prices and profit margins. Competitors may introduce new and enhanced products in advance of us and may further seek to enhance their market positions by offering price reductions. If we are unable or unwilling to offer similar price reductions or make other concessions to maintain our market position, we may lose customers, experience reductions in sales volumes or otherwise be adversely affected.

        We compete with a number of different companies in each of our market sectors. Some of our competitors have longer operating histories, greater name recognition, greater financial, technical and operational assets and greater sales and marketing and personnel resources, especially in relation to specific sectors. Other competitors are smaller and more localized producers that sell to a specific customer or group of customers. Many competitors are located in Germany or in the key Asian markets of Japan, China, South Korea and Taiwan, and may have stronger customer relationships than us due to closer proximity to customers or a customer's preference for conducting business with companies domiciled in their country. In addition, there are a number of manufacturers in China who manufacture lower cost pumps. These manufacturers do not currently have a global presence; however, if they were able to establish a global presence, we could experience increased price pressure for a number of our products. Moreover, any consolidation among competitors could enhance their manufacturing capabilities and efficiency, product and service offerings and financial and other resources, which would strengthen their competitive position. There can be no assurance that we will be able to maintain or grow our market share if we are unable to anticipate technological advances, sustain product innovation and maintain or extend our customer base. We may also face new competitors that seek to enter the markets we serve.

        With respect to our services, our customers may choose to provide service on an in-house basis or use local or regional service providers. Moreover, end-users may elect not to use OEM parts but instead use a low-cost alternative. In addition, due to relatively low start-up costs, the Service market sector is particularly susceptible to new entrants. We may experience price pressure as a result of new competitors or ultimately lose market share for our services.

Our industry may experience consolidation that may cause us to lose revenues and market share.

        Our industry may experience change in the future, which may result in increasing consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including:

  •
  we could lose strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, content, technology and other resources);

  •
  we could lose customers if competitors or users of competing technologies consolidate with our current or potential customers; and

  •
  our current competitors could become stronger, or new competitors could form, from consolidations.

        Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our business, financial condition and results of operations.

We are subject to risks associated with doing business internationally, and our operations and possible expansion in China expose us to political, regulatory, economic and foreign investment risks.

        Our strategy to serve our customers locally and locate our facilities where key customers operate means that we are exposed to a variety of risks associated with being a global business. We are currently completing a significant restructuring of our operational footprint, and we have opened new plants in the Czech Republic and South Korea, with the goal of streamlining our business processes and moving operations closer to customers. We also have facilities in Brazil, China, Germany, India, Israel, Japan, Mexico, Singapore, Taiwan, the United Kingdom and the United States. Because of the global nature of our operations, we are vulnerable to a number of factors that could materially and adversely affect our business, financial condition and results of operations, including:

  •
  disruptions in the international trading environment;

  •
  the complexities of complying with foreign laws and customs;

  •
  adverse changes in foreign government regulations;

  •
  political instability and changes in a specific country's or region's political and economic conditions;

  •
  geopolitical turmoil, including labor strikes, war, political unrest, terrorist activity or public health concerns, especially in growth economies that are not well equipped to handle such occurrences;

  •
  changes in labor standards;

  •
  local customs that could lead to an extension or experience of longer receivable periods or warranty periods, which could lead a high level of bad debt;

  •
  limitations on our ability under local laws to protect our intellectual property;

  •
  nationalization and expropriation;

  •
  the complexities of taxation in multiple jurisdictions, and any changes in tax laws in these jurisdictions;

  •
  the rate of inflation in other countries;

  •
  fluctuations in interest rates in foreign countries;

  •
  currency fluctuations, which result in our products becoming too expensive for foreign customers; and

  •
  the need to ensure compliance with the numerous regulatory and legal requirements applicable to our business in each of these jurisdictions and to maintain an effective compliance program to ensure compliance with these requirements.

        In particular, we have a dry pump factory located in South Korea where three of our top ten customers, including our largest customer, are headquartered. If our manufacturing facilities in South Korea are disrupted as a result of any events described above, our ability to meet our production capacity targets and satisfy customer requirements may be impaired.

        Our international production facilities and operations, including those in Brazil, China, Israel, Japan, Mexico, South Korea, Taiwan, the United Kingdom and the United States and possible expansion in growth markets, are susceptible to political, regulatory, economic and foreign investment risks. The political, economic and legal systems and conditions in these countries may be unpredictable. For example, under Chinese laws and regulations, foreign investment projects require the approval of the relevant governmental authorities in the province or special economic zone in which the project is located and, in some circumstances, the approval of the relevant authorities of the central government of China. If these approvals were revoked or suspended, or if additional approvals necessary for our future operations are not granted or are delayed, our business and results of operations could be adversely affected. There are also a number of other risks such as import or export licensing requirements or unexpected changes in regulatory requirements which may adversely affect our existing operations in growth markets, and, as a result, our strategy to expand our operations in these countries may not be successful.

Fluctuations in foreign exchange rates may materially and adversely affect our reported earnings, cash flows, financial conditions and results of operations.

        We report our audited financial statements in Pounds Sterling. The global nature of our operations exposes us to exchange rate volatility as a result of potential mismatches between the currencies in which revenues and expenses are denominated. For the years ended December 31, 2010 and 2011 we generated 93% and 94%, respectively, of our revenues and 57% and 59%, respectively, of our operating costs in currencies other than Pound Sterling, including the U.S. Dollar, Japanese Yen, Euro, South Korean Won and Czech Crown. We are exposed to movements in the exchange rates among these currencies. We are also exposed to transactional foreign exchange rate risk when a subsidiary enters into a transaction in a currency other than the subsidiary's functional currency. We seek to manage our transactional foreign exchange rate risk by managing the net position in each foreign currency using external forward currency contracts. As a result of the currency composition of our revenues, expenses, assets and liabilities, we have been, and expect to continue to be, exposed to foreign exchange rate fluctuations, which could materially and adversely affect our reported earnings, cash flows, financial condition and results of operations as reported in Pounds Sterling. Fluctuations in exchange rates could also significantly impact the comparability of our results of operations between periods. In addition, we may decide not to enter into foreign exchange forward or derivative contracts, or any such contracts may not adequately protect our results of operations, assets and liabilities and cash flows from the effect of exchange rate fluctuations, may limit any benefit that we might otherwise receive from favorable movements in exchange rates or may exacerbate the effect of unfavorable movements in exchange rates.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar worldwide anti-bribery laws.

        The U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. The U.K. Bribery Act of 2010 (the "Bribery Act") prohibits both domestic and international bribery, as well as bribery across both private and public sectors. In addition, an organization that "fails to prevent bribery" by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented "adequate procedures" to prevent bribery. There are similar public and private anti-bribery provisions applicable under the Cayman Islands Anti-Corruption Law (2008) which prohibit bribery with both foreign and domestic public officials. We cannot be assured that our policies and procedures for compliance with any of the above mentioned anti-bribery laws will protect us from potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations, we could be subject to criminal or civil penalties or other sanctions that could materially and adversely affect our business, financial condition or results of operations.

We are subject to environmental and health and safety laws, rules and regulations that could require us to modify our existing business practices and incur increased costs and subject us to potential liabilities.

        We are subject to a variety of laws, rules and regulations regarding the protection of the environment, health and safety, energy efficiency and product safety, including those that govern, among other things, the emission of pollutants into the air, wastewater discharge, the storage, use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and health and safety of employees. Our R&D and manufacturing processes use, and our service facilities must handle, certain hazardous substances. Pursuant to such laws, rules and regulations, we are required to obtain and periodically renew permits and licenses for our operations that result in discharge to air, land or water as well as the use and handling of waste or hazardous materials. These permits and licenses generally must be renewed periodically and may be revoked or suspended by regulatory authorities. Any violation of such laws, rules and regulations could subject us to civil and criminal penalties and other liabilities, result in the loss or shutdown of our facilities or require us to suspend our operations. In addition, any failure to properly manage the emission of pollutants into the environment, wastewater discharge, the storage, use and handling of hazardous substances, waste disposal or the investigation and remediation of soil and ground water contamination could subject us to increased costs or liabilities, including civil and criminal penalties, governmental fines, expenses for remediation with respect to contamination and third-party claims or litigation. In addition, we may be held liable in connection with contamination at or emanating from our or our predecessors' current or former sites, or sites used by us or our predecessors for the disposal of waste, even if we were not at fault. Soil and groundwater contamination is present at certain of these sites, and it is possible that greater regulatory scrutiny and remediation requirements could be triggered by the closure or redevelopment of these sites. There can be no assurance that we have been in compliance or will comply with applicable environmental and health and safety requirements or that we will be able to maintain or renew our related licenses or permits. In addition, the enactment of new or more stringent environmental or health and safety requirements or more vigorous enforcement policies by relevant governmental authorities could also potentially require us to modify our existing business practices or incur material expenditures. Our obligations, costs and liabilities relating to environmental and health and safety matters could materially and adversely affect our reputation, business, financial condition and results of operations.

Our manufacturing processes and products and our service operations at our customers' manufacturing locations may cause personal injury and loss of life, damage to property and contamination of the environment.

        Our manufacturing processes involved in the production of vacuum pumps and abatement systems, our products and the manufacturing processes of our customers where our employees are located, may cause personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal penalties, including governmental fines, and claims or litigation brought by governmental entities or third parties. The loss or shutdown of operations over an extended period at any of our major operating facilities could materially and adversely affect our results of operations. Although we maintain property, business interruption and casualty insurance, such insurance may not be available in the future, may not be in amounts sufficient to cover any such claims and may not cover such claims.

Our operations or demand for our products may be impacted by natural or other events outside our control, which could disrupt our operations.

        Our operations, our suppliers' operations or demand for our products could be adversely affected or disrupted by natural events or other events outside our control, including a disruption at one of our central service centers or interruptions to, or the improper functioning of, our information technology systems. A significant portion of our operations, or those of our suppliers, are located in Asia, including in China, Taiwan, South Korea and Japan, which are vulnerable to and, in the case of Japan has recently experienced, natural disasters (including the continuing risk of radiation from the damaged nuclear plant in Japan). As a result of this geographic concentration, any catastrophic event that affects or disrupts our operations or those of our customers or suppliers could result in delays in the production and shipment of our products. The global nature of our operations and the variety of systems in place to support our business can also present challenges to the efficiency of our information technology networks.

        In particular, if one of our manufacturing facilities was to be shut down unexpectedly, or certain of our manufacturing operations within an otherwise operational facility were to cease production unexpectedly, our business, financial condition and results of operations would be materially and adversely affected. Further, any significant inadequacy, disruption or failure of our information technology systems, or any delays or failures in the implementation of information technology systems projects, could result in unforeseen expense and difficulties in managing our operations, which could materially and adversely affect our business, results of operations and financial condition. Such a disruption could be caused by a number of different events, including:

  •
  maintenance outages;

  •
  prolonged power failures;

  •
  network and telecommunications failures, including data corruption, computer viruses and security breaches;

  •
  equipment failure;

  •
  theft, vandalism or other acts;

  •
  fires, floods, earthquakes or other catastrophes;

  •
  threatened or actual political unrest or terrorist activity;

  •
  labor difficulties; or

  •
  other operational problems.

        In addition, our activities could also suffer from a disruption at one of our central service centers. For example, a number of our transactional and customer care activities are supported by our shared services center in the Czech Republic, and if it experienced a disruption, our ability to satisfy customer requirements may be impaired.

A prolonged disruption at one of our manufacturing facilities could materially and adversely affect our business, financial condition and results of operations.

        We rely on the manufacturing facilities we own, in particular our facilities in the United Kingdom, Japan, the Czech Republic and South Korea. A prolonged disruption or material malfunction of, interruption in or the loss of operations at one or more of our manufacturing or remanufacturing facilities, or the failure to maintain our labor force at one or more of these facilities, would limit our ability to meet customer demands and delay new product development until a replacement facility and equipment, if necessary, was found. The replacement of the manufacturing facility could take an extended amount of time before manufacturing operations could restart. Resulting delays and costs could materially and adversely affect our business, financial condition and results of operations.

Our operations may be subject to work stoppages or other labor disputes which could materially and adversely affect our business, financial condition and results of operations.

        As of December 31, 2011, we had over 3,300 full-time employees and approximately 600 temporary employees in our operations around the world. Some of our employees are unionized and operate under collective bargaining agreements. The countries in which we operate provide various protections and bargaining or other rights to employees. These employment rights may require us to expend greater time and costs in altering or amending employees' terms of employment or making staff reductions. For example, employees in Germany are represented by works councils which generally must approve changes in conditions of employment, including salaries and benefits.

        There can be no assurance that existing collective bargaining agreements will be extended or renewed on current terms or that we will be able to negotiate new collective bargaining agreements in a favorable and timely manner. All of our U.K. sites, except Bolton, Clevedon and Crawley, are subject to agreements with trade unions, which stipulate that wage agreements are to be negotiated annually, and approximately 120 employees in the United Kingdom operate under a collective bargaining agreement. In continental Europe, our employees operate under a collective bargaining agreement in France and the Czech Republic. Our employees operate under a collective bargaining agreement in China. We may also become subject to unionization in South Korea. Future consultation processes and negotiations with our unionized work force could have a material impact on our financial results. If a material disagreement between our management and unions arises, or if employees engage in a prolonged work stoppage or strike at any of our facilities, our business, financial condition and results of operations could be negatively affected. We have not experienced any material work stoppages or labor disputes in recent years, however, there can be no assurance that work stoppages or labor disputes will not occur in the future.

Our insurance policies may not cover all risks associated with the operation of our business.

        We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage (including damage due to windstorms, earthquakes, floods and other natural disasters) and business interruption (for losses that flow from the loss of otherwise insured property), primary and excess combined public liability, personal accident coverage and product liability coverage. In addition, we also maintain insurance policies covering motor and travel, director's and officer's liability, employment practices liability, general liability and policies that provide coverage for risks during the shipment of products. Our policies are subject to deductibles, exclusions and limitations that could affect our ability to make a claim. In addition, our business may be affected by certain risks for which full insurance cover is either not available or not available on commercially reasonable terms. Consequently, there can be no assurance that we will not incur losses or suffer claims beyond the limits of, or outside the coverage of, our insurance policies.

Fluctuations in interest rates may have an adverse effect on our financial results.

        We are exposed to interest rate risk from borrowings issued at variable interest rates, and we are vulnerable to fluctuations in interest rates, principally in relation to the U.S. Dollar. We partially manage the cash flow interest rate risk through interest rate swaps. We review our interest rate cover on a quarterly basis. As of December 31, 2011, 44% of our debt under the First Lien Credit Agreement was hedged to November 2012, 59% from December 2012 to February 2014, 61% from March 2014 to May 2014, 34% from June 2014 to November 2014, and 19% from December 2014 to May 2016. We retain exposure to floating interest rates and, as a result, increased interest rates would increase our cost of borrowings and adversely affect our financial results.

We are exposed to credit-related losses in the event of non-payment and/or non-performance by customers and non-performance by counterparties to financial arrangements which could materially and adversely affect our business, financial condition and results of operations.

        Our business is exposed to operational credit risk, which relates to the non-payment and/or non-performance by customers in respect of trade and other receivables. Financial difficulties experienced by customers, which include bankruptcies, restructurings and liquidations, or potential financial weakness in the industry, increase this risk. We have in the past experienced non-payments as a result of the bankruptcies of our customers. Credit terms extended to customers vary between countries according to local practice and depend on the customer. Our terms of trade generally vary between 30 and 60 days but can be longer. As a result, we are subject to credit risk for longer periods of time depending on the customer and the country. Our procedures and policies aimed at minimizing customer related credit risk, including monthly reporting of debtors and regular monitoring of credit limits and risk data, may not be adequate, and they may not protect us against the risk of non-payment and/or non-performance by our customers. The failure of a customer to pay outstanding amounts owed to us could have a materially adverse effect on our business, financial condition and results of operations.

        Our business is also exposed to financial counterparty credit risk linked to non-performance by banks and other financial institutions in respect of investment of surplus funds in cash equivalents and other instruments, bank facilities and foreign exchange and interest rate derivative contracts. There can be no assurance, however, that our procedures and policies to limit counterparty credit risk will adequately reduce exposure to such risk and, therefore, non-performance by counterparties to financial instruments could materially and adversely affect our business, financial condition and results of operations.

Our level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement could have significant adverse consequences for us.

        After the consummation of this offering, and the regular quarterly debt repayment at the end of March of US$1.7 million, we expect to have US$552.8 million of outstanding indebtedness under the First Lien Credit Agreement. The First Lien Credit Agreement imposes significant operating and financial restrictions on us. For more information on our outstanding indebtedness, see "Description of Certain Indebtedness" included elsewhere in this prospectus.

        Our level of indebtedness and the First Lien Credit Agreement have important consequences and impose a number of restrictions, including:

  •
  requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness;

  •
  exposing us to the risk of increased interest rates with respect to our borrowings bearing a variable rate of interest, unless we are able to fully hedge our interest rate exposure with respect to such borrowings;

  •
  exposing us to the risk of increased foreign exchange rate risk;

  •
  limiting our ability to make investments and restricted payments, including dividends;

  •
  imposing constraints on our business operations and growth plans as a result of the need to take account of the covenants or defined baskets in our debt financing agreements when executing those business operations and growth plans;

  •
  limiting our ability to sell our assets or consolidate or merge with or into other companies or enter into joint ventures;

  •
  increasing our vulnerability to general economic and industry conditions, because debt payment obligations may limit our ability to use cash to respond to changes in the industry or the wider economy;

  •
  placing us in a disadvantageous position compared to competitors who are less indebted and may be better able to use their cash flows to fund competitive responses to changing industry, market or economic conditions;

  •
  limiting our flexibility in planning for, or reacting to, changes in the economy and the market sectors in which we operate;

  •
  requiring compliance with certain financial covenants;

  •
  limiting our ability to, or increasing the costs to, refinance indebtedness; and

  •
  making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.

        Any of the foregoing could limit our operational and financial flexibility and could materially and adversely affect our business, financial condition and results of operations.

        If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, the First Lien Credit Agreement, or if a default otherwise occurs as a result of failing to comply with any of the operating and financial restrictions placed upon us, the lenders could elect to terminate their commitments thereunder, cease making further loans, declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable and institute foreclosure proceedings against those assets that secure the borrowings.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

        We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, until February 21, 2032, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See "Taxation—Cayman Islands Taxation."

Our business is subject to potential tax liabilities which could materially and adversely affect our business, financial condition and results of operations.

        We are subject to income, withholding, value-added and other sales-based taxes, real property and local taxes and other taxes and duties in various jurisdictions. Significant judgment is required in determining our worldwide provision for taxes. The tax position taken with respect to certain transactions and calculations may be challenged by tax authorities for reasons including transfer pricing, the availability of deductions for interest expense and other deductible items, the treatment of acquisition, refinancing and reorganization transactions, intercompany funding arrangements, the application and effect of tax "holidays" and the calculation of deferred tax assets and liabilities. For example, transfer pricing adjustments may arise in relation to the intra-group provision of services and sales of products. Although we believe our tax estimates and provisions are reasonable, there can be no assurance that the final determination of any tax audits or litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. We are subject to tax audits and tax reviews, which, by their nature, are often complex, and can require several years to conclude. The total accrual for income tax in any period is based on the judgment of our management, interpretation of country-specific tax law and the likelihood of crystallization and settlement of any particular tax liability. Amounts provided for in any period could be less than actual tax liabilities, and adjustments may be required in subsequent periods that may materially adversely affect our tax accruals or tax payments, and may result in the payment of interest and/or penalties, which could materially and adversely affect our business, financial condition and results of operations.

Changes in tax or accounting rules or their interpretation or the outcome of tax assessments and audits could materially and adversely affect our business, financial condition and results of operations.

        We operate in many jurisdictions with varied tax regimes, and are subject to tax rates that are computed according to local legislation and practice. The imposition of additional taxes or increases in the rate of corporate or other taxes, the removal of tax incentives that we currently benefit from, or changes to accounting rules in any jurisdiction in which we operate may affect our profitability. Changes in tax legislation or the interpretation thereof in any of these jurisdictions could materially affect our operating results in the future. In addition, particularly in developing markets, tax laws may have been in force for relatively short periods and may be unclear or interpreted inconsistently. The application and interpretation of these laws by governmental authorities may therefore be uncertain and difficult to predict. In this context, positions we take on taxation-related matters are subject to possible review and investigation by tax authorities. If governmental authorities were to successfully challenge any tax position taken by us, substantial fines, penalties and interest charges might be imposed on us. This could materially and adversely affect our business, financial condition and results of operations.

Our transfer pricing arrangements may be challenged by local tax authorities, which may cause the amount of our tax payable to increase materially and may result in penalties or interest.

        Certain territories in which we operate have transfer pricing regulations that require transactions involving associated companies to be effected on arm's length terms. It is our policy that arrangements between Edwards subsidiaries, such as the intra-group provision of services, are carried out on an arm's length basis. However, if the tax authorities in any relevant jurisdiction do not regard such arrangements as being made on an arm's length basis and successfully challenge those arrangements, the amount of tax payable, in respect of both current and previous years, may increase materially and penalties or interest may be payable. In 2011, we changed our operating model which has impacted our intra-group pricing arrangements. There is a risk these changes may increase the likelihood of local tax authorities making inquiries into our transfer pricing arrangements.

There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments.

        Our tax treatment is dependent, among other things, on the jurisdiction of our residence, including the residence of our subsidiaries, for tax purposes. We are a Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes. We attempt to manage our business such that each of our subsidiaries is resident for tax purposes solely in its jurisdiction of incorporation, and does not unintentionally create a taxable permanent establishment or other taxable presence in any other jurisdiction. As of the date of this prospectus, Edwards Limited (a U.K. resident company), which has a permanent establishment in the Czech Republic, is our only subsidiary to have a permanent establishment outside of its jurisdiction of incorporation. However, this does not adversely impact our tax position. If we, including any of our other subsidiaries, are found to be resident elsewhere or to have a taxable permanent establishment or other taxable presence elsewhere, this may have a material effect on the amount of tax payable by us. However, in general this should only have an adverse effect on the amount of tax payable by us if the corporate tax rate in the relevant other jurisdiction is higher than in the jurisdiction of incorporation.

We are subject to the risk of claims, lawsuits and other proceedings in the ordinary course of our business, which could adversely affect our results of operations.

        We are exposed to a variety of potential litigation and statutory compliance risks in the jurisdictions in which we operate. These risks include, among others, litigation concerning product warranty and liability matters, personal injuries and health and safety, intellectual property rights, taxes, environmental matters, competition laws and sales and trading practices. These risks will continue to exist and legal proceedings and contingencies may arise from time to time. The outcome of investigations, legal proceedings and other contingencies cannot be predicted, and we may be subject to fines, penalties and other damages if found liable. This could have an adverse effect on our results of operations. While we may make provisions for certain anticipated costs associated with litigation, there can be no guarantee that the assumptions used to estimate the provisions will result in an accurate prediction of the actual costs that may be incurred. In addition, subsequent events may cause management to change its assessment of the likelihood of sustaining a previously recognized benefit. Such a change could have a material and adverse effect on our results of operations in the period in which such event occurs, or on our cash flows in the period in which any ultimate settlement or determination of a legal or regulatory proceeding occurs. Furthermore, legal proceedings may materially and adversely impact our reputation with customers, suppliers, employees and other market participants, which could affect our results of operations.

We are subject to the risk of warranty claims, product recalls and product liability, which could adversely affect our results of operations.

        We are exposed to the potential for product liability and warranty claims. Products as complex as those we offer may fail to perform as expected or may contain defects or failures. This risk is especially present when products are first introduced or when new versions or enhancements of existing products are released. Although our warranty provisions, which for the years ended December 31, 2010 and 2011 totaled £16.8 million and £18.8 million, respectively, are based on our best estimates of amounts necessary to meet existing and future liabilities, final amounts determined could differ materially from these estimates. There can be no assurance that our warranty provisions can adequately cover potential warranty liabilities. For the year ended December 31, 2011, warranty charges were 2.9% of revenue. A product liability claim, including, for example, as a result of the potentially explosive processes used by some of our customers, brought against us could exceed the limits of our product liability insurance. Additionally, we may incur costs and expenses relating to a recall of one of our customers' products. The process of identifying a recalled product that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. As a result, we could incur significant warranty or product liability costs, or costs related to the defense of such claims, and costs related to product recalls, which could have a material and adverse effect on our results of operations.

Our results of operations may vary significantly due to impairment of goodwill and/or other intangible assets incurred in the course of acquisitions, as well as due to impairment of tangible assets due to changes in the business environment.

        Our results of operations may vary significantly due to impairment of goodwill and/or other intangible assets relating to acquisitions and to the purchase of technologies and licenses from third parties. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the industries in which we operate, our future cash flows may not support the value of goodwill and other intangibles on our consolidated balance sheet. We are required to annually test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment in our income statement if the carrying value in our consolidated balance sheet is in excess of the recoverable value. Recoverable value represents the higher of fair value and value in use. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material and adverse impact on our results of operations.

        We last performed impairment testing as part of the year end closing process for the year ended December 31, 2011 and there were no impairments at that time. Many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analysis are subject to change. If market and economic conditions deteriorate, this could result in future non-cash impairment charges. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions.

Risks Relating to Our Ordinary Shares, the ADSs and this Offering

There may not be an active, liquid trading market for the ADSs.

        Prior to this offering, there has been no public market for our ordinary shares or the ADSs. With the exception of the listing of the ADSs on NASDAQ, which we expect to occur concurrently with the closing of this offering, neither of the ADSs or our ordinary shares will be listed or quoted for trading on any exchange. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on NASDAQ or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of the ADSs that you purchase. The initial public offering price of the ADSs will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the consummation of this offering. The market price of the ADSs may decline below the initial public offering price, and you may not be able to resell your ADSs at or above the initial public offering price.

The price of the ADSs could be highly volatile.

        The value of an investment in the ADSs may decrease or increase abruptly, and such volatility may bear little or no relation to our performance. The price of the ADSs may fall in response to market appraisal of our strategy or if our results of operations and/or prospects are below the expectations of market analysts or shareholders. In addition, stock markets have, from time to time, experienced significant price and volume fluctuations that have affected the market price of securities, and may, in the future, experience similar fluctuations which may be unrelated to our operating performance and prospects but nevertheless affect the price of the ADSs. Other factors which may affect the price of the ADSs include, but are not limited to:

  •
  differences between our expected and actual operating performance;

  •
  cyclical fluctuations in the performance of our business and the industries in which we operate in general;

  •
  speculation regarding the intentions of our major shareholders or significant sales of ordinary shares or ADSs by any such shareholders or short-selling of the ordinary shares;

  •
  speculation about the issuance of equity or equity-linked securities by us;

  •
  speculation regarding possible changes in our management team;

  •
  the publication of research reports by analysts;

  •
  strategic actions by us or our competitors, such as mergers, acquisitions, divestitures, partnerships and restructurings;

  •
  speculation about our business, about mergers or acquisitions involving us and/or major divestments by us in the press, media or investment community; and

  •
  general market conditions and regulatory changes.

Our Principal Shareholders will continue to exert significant influence over us after the consummation of this offering and their interests may conflict with those of the other shareholders or with each other.

        Immediately following the consummation of this offering, the Principal Shareholders will, in aggregate, collectively beneficially own approximately 80.2% of our outstanding ordinary shares (assuming the underwriters' over-allotment option to purchase additional ADSs is not exercised). As a result, the Principal Shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including significant corporate transactions, the issuance of ordinary shares or other equity securities and the payment of any dividends on our ordinary shares underlying the ADSs.

The interests of the Principal Shareholders and the interests of our other shareholders may differ with respect to some matters. Conflicts between our Principal Shareholders and our other shareholders may arise. See "Certain Relationships and Related Party Transactions." Furthermore, the concentration of ownership may: (i) deter a third-party from making a takeover offer for us; (ii) deprive shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us; and (iii) affect the market price and liquidity of the ADSs.

        Under the laws of the Cayman Islands, exempted companies are not required to hold annual general meetings and directors are not required to be elected by resolution of shareholders (unless the articles of association provide otherwise). Accordingly, shareholders would not have the right to such a meeting or the election of directors, nor are there any remedies available to shareholders in the event that we do not hold such a meeting or facilitate such an election. As a result, it is likely that all of the current directors will continue in office until there is a vacancy on our board of directors, either through the resignation of a current director or an increase in its size.

        Because the Principal Shareholders will control more than 50% of the voting power of our ordinary shares, we are a "controlled company" within the meaning of NASDAQ corporate governance standards. Under NASDAQ rules, a controlled company may elect not to comply with certain corporate governance requirements, including requirements that: (1) a majority of the board of directors consist of independent directors; (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a remuneration committee that is composed entirely of independent directors; and (3) director nominees be selected or recommended by a majority of the independent directors or by a nomination and corporate governance committee composed solely of independent directors. As a result, our board of directors will include only two non-executive directors who are considered "independent" pursuant to the listing requirements of NASDAQ. Because we have taken advantage of the controlled company exemption to certain NASDAQ corporate governance requirements, our shareholders will not have the same protections afforded to stockholders of companies that are subject to all NASDAQ corporate governance requirements.

The market price of the ADSs could be adversely affected by subsequent sales of ADSs by current shareholders or the issuance of new ordinary shares or ADSs by us.

        We may issue ordinary shares or ADSs in connection with acquisitions or other financing efforts. An additional issuance of ordinary shares or ADSs that is not made solely to then-existing shareholders may result in dilution to each shareholder and could have an adverse effect on the market price of the ADSs.

        Upon the consummation of this offering, we will have 98,940,684 ordinary shares outstanding. See the sensitivity analysis on page 12 of this prospectus for information regarding the impact of the offering price on the number of ordinary shares to be outstanding after this offering. All of our shareholders will be subject to the lock-up agreements described in "Underwriting" and are subject to the Rule 144 holding period requirements described in "Shares Eligible for Future Sale." After these lock-up agreements have expired and holding periods have elapsed and the lock-up periods set forth in the Shareholders' Agreement described herein have expired, 86,440,684 additional ADSs representing ordinary shares, some of which will be subject to vesting, will be eligible for sale in the public market. Following the waiver or termination of the lock-up restrictions, substantial amounts of ADSs will be available for sale in the open market by those subject to such restrictions, including our Principal Shareholders. Any sales or perception of sales of substantial amounts of ADSs in the public market by shareholders or us could depress the price of ordinary shares and ADSs and could impair our ability to raise capital through the issuance of ADSs, ordinary shares or other equity-based instruments.

The issuance of additional ADSs, ordinary shares or other equity securities may dilute all other shareholdings.

        We may seek to raise funds in the future. We may issue additional ADSs or equity or convertible equity securities. As a result, our then existing shareholders would suffer dilution in their percentage ownership. New equity securities could have rights, preferences and privileges senior to those of existing holders of the ADSs and our ordinary shares.

Our ability to pay dividends is limited by law and is dependent on the availability of distributable profits.

        As a matter of law, we can only pay cash dividends to the extent that we have available profits and/or share premium and cash resources available for this purpose. Our ability to pay dividends to shareholders is therefore a function of our profitability and the availability of share premium. In addition, there are significant restrictions on certain our subsidiaries' ability to pay dividends under the terms of the First Lien Credit Agreement, as set out more fully in "Description of Certain Indebtedness." We do not presently intend to pay dividends on our ordinary shares underlying the ADSs and intend to retain any future earnings to finance the operations of our business. You may never receive any dividends on our ordinary shares underlying the ADSs. For a discussion of our dividend policy, see "Dividend Policy."

New investors in the ADSs will experience immediate and substantial book value dilution after this offering.

        The initial public offering price of the ADSs will be substantially higher than the pro forma net tangible book value per share of the outstanding ordinary shares underlying the ADSs immediately after the offering. Based on an assumed initial public offering price of US$12.00 per ADS (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2011 if you purchase ADSs in this offering, you will suffer immediate dilution in net tangible book value per share of approximately US$14.71 per ADS. See "Dilution."

Management may invest or spend our net proceeds from this offering in ways that may not yield an acceptable return to you.

        Although we plan to use a portion of our net proceeds from this offering to repay in part the term loans under our First Lien Credit Agreement and to pay fees and expenses associated with the offering, we also may use a portion of the net proceeds for general corporate purposes. We will have broad discretion as to how we will spend such proceeds, and you will have no advance opportunity to evaluate our decisions and may not agree with the manner in which we spend such proceeds. We may not be successful investing the proceeds from this offering in either our operations or external investments.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ordinary shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

        The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our ordinary shares and the ADSs, or if our results of operations do not meet their expectations, the price of the ADSs could decline.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

        We are a Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, and substantially all of our assets will be located outside the United States. In addition, certain of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

        Further, mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address supplied by our directors. Our directors will only receive, open or deal directly with mail which is addressed to them personally (as opposed to mail which is only addressed to us). We, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will not bear any responsibility for any delay, howsoever caused, in mail reaching this forwarding address.

        Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law (2011 Revision) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

        The Cayman Islands courts are also unlikely:

  •
  to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

  •
  to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws that are penal in nature.

        There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

        Like many jurisdictions in the United States, the Cayman Islands law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company's articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the dual majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and that the meeting was properly constituted; and

  •
  the arrangement is such that a businessman would reasonably approve.

        If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        In addition, there are further statutory provisions to the effect that, when a take-over offer is made and approved by holders of 90.0% in value of the shares affected (within four months after the making of the offer), the offeror may, within two months following the expiry of such period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

As we are a "foreign private issuer," you may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements due to our intent to follow certain home country governance practices, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

        We are a foreign private issuer, and we may follow certain home country corporate governance practices instead of the corporate governance requirements of NASDAQ. For example, we follow Cayman Islands law with respect to the requirements for meetings of our shareholders, which are different from the requirements of NASDAQ Rule 5620. Among other things, NASDAQ Rule 5620 requires a company to hold an annual meeting of shareholders no later than one year after the end of a company's fiscal year-end. While we may hold an annual general meeting of shareholders, we are not obliged to do so under the laws of the Cayman Islands. Additionally, the minimum quorum requirement under NASDAQ Rule 5620 is 33 1/3% of the outstanding ordinary shares. However, pursuant to the laws of the Cayman Islands and our amended and restated articles of association, the quorum required for a general meeting of shareholders consists of at least two qualifying persons present at a meeting and entitled to vote on the business to be dealt with. See "Description of Share Capital—Memorandum and Articles of Association—General Meetings." As a further example, under Cayman Islands law, there is no statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of NASDAQ Rule 5635(c). As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association.

        Further, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities and Exchange Act of 1934, as amended, (the "Exchange Act"). We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ADSs by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements, and you may not have all the data that you are accustomed to having when making investment decisions.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

        We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. In addition, we would be required to prepare our financial statements in accordance with U.S. GAAP. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy.

        We have historically operated our business as a private company. After this offering, we will be required to file certain reports under the Exchange Act with the SEC with respect to our business and financial condition. We will also become subject to other reporting and corporate governance requirements, including the requirements of NASDAQ, and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

  •
  prepare and distribute certain reports and other shareholder communications in compliance with our obligations under the federal securities laws and NASDAQ rules;

  •
  create or expand the roles and duties of our board of directors and committees of our board of directors;

  •
  institute more comprehensive financial reporting and disclosure compliance functions;

  •
  supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

  •
  enhance and formalize closing procedures at the end of our accounting periods;

  •
  enhance our internal audit and tax functions;

  •
  enhance our investor relations function;

  •
  establish new internal policies, including those relating to disclosure controls and procedures; and

  •
  involve and retain to a greater degree outside counsel and accountants in the activities listed above.

        These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially and adversely affect our business and results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This document includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management's current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as "believe," "expects," "may," "will," "could," "should," "shall," "risk," "intends," "estimates," "aims," "plans," "predicts," "continues," "assumes," "positioned" or "anticipates" or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of our management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to our business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and our dividend policy and the industry in which we operate, most of which are difficult to predict and many of which are beyond our control. These risks, uncertainties and assumptions include, but are not limited to, the following:

  •
  conditions in the global credit markets and the economy, including volatile conditions in Europe;

  •
  capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries;

  •
  our ability to forecast demand for our products and services;

  •
  growth in various end-markets;

  •
  our ability to maintain existing customer relationships;

  •
  our ability to timely and successfully develop and commercialize new products;

  •
  our ability to meet customers' quality standards, specifications, process-related performance requirements or delivery schedules;

  •
  maintenance of the efficiency of our supply chain, the prices of our components and the capacity of our manufacturing operations;

  •
  our ability to realize expected benefits from our restructuring program or future investments;

  •
  our ability to retain key management and recruit and retain highly skilled and technical employees;

  •
  reliance on proprietary and non-proprietary technology and processes;

  •
  competition in our markets;

  •
  risks associated with doing business internationally;

  •
  fluctuations in foreign exchange rates;

  •
  environmental and health and safety liabilities, regulatory compliance and expenditures;

  •
  work stoppages or other labor disputes;

  •
  risks associated with our level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement; and

  •
  other factors that are described in "Risk Factors," beginning on page 20.

        No assurance can be given that such future results will be achieved. These other important factors, including those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus, may cause our actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this prospectus. Such forward-looking statements contained in this prospectus speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in the prospectus to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

 EXCHANGE RATE INFORMATION

        We publish our financial statements in Pounds Sterling and, at times, apply translation of U.S. Dollars into Pounds Sterling, as well as from other currencies into Pounds Sterling, in our financial statements based on the closing mid-point spot rates at 4:00 p.m. (London time) derived from WM/Reuters and as published by the Financial Times. Solely for convenience and as otherwise indicated, this prospectus contains translation of certain Pounds Sterling amounts into equivalent U.S. Dollar amounts based on such rates. Unless otherwise indicated, all such translations from Pounds Sterling to U.S. Dollars in this prospectus were made at a rate of £1.00 to US$1.5541.

        In addition, certain information in this prospectus relating to the application of the net proceeds to us from our sale of 12,500,000 ADSs in this offering has been translated from U.S. Dollar amounts into equivalent Pounds Sterling amounts based on the closing mid-point spot rate of £1.00 to US$1.5978 at 4:00 p.m. (London time) on March 31, 2012, derived from WM/Reuters and as published by the Financial Times. This translation rate should not be construed as a representation that the U.S. Dollar amounts have been, could have been or could be converted into Pounds Sterling at that or any other rate. See "Exchange Rate Information."

        The following table sets forth, for each of the periods indicated, the closing mid-point spot rates at 4:00 p.m. (London time) derived from WM/Reuters and as published by the Financial Times.

	Pound Sterling to U.S. Dollars
Period	Period End	Average(1)	Low	High
2007(2)	1.9906	2.0267	1.9255	2.1082
2008	1.4378	1.8528	1.4378	2.0309
2009	1.6149	1.5662	1.3669	1.6965
2010	1.5657	1.5454	1.4304	1.6372
2011	1.5541	1.6099	1.5341	1.6704
August	1.6283	1.6356	1.6143	1.6572
September	1.5578	1.5815	1.5341	1.6205
October	1.6141	1.5733	1.5382	1.6144
November	1.5728	1.5823	1.5484	1.6088
December	1.5541	1.5602	1.5391	1.5708
2012:
January	1.5781	1.5501	1.5285	1.5781
February	1.5975	1.5793	1.5667	1.5975
March	1.5978	1.5822	1.5615	1.5978

(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

(2)
The rates from January 1, 2007 to May 31, 2007 were sourced from the Bank of England. All rates from June 1, 2007 to March 31, 2012 are based on the closing mid-point spot rates at 4:00 p.m. (London time) derived from WM/Reuters and as published by the Financial Times.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of 12,500,000 ADSs in this offering will be approximately US$133.5 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, at an assumed initial public offering price of US$12.00 per ADS, the midpoint of the price range set forth on the cover of this prospectus. We intend to use approximately US$133.5 million of the net proceeds to repay in part our term loans under the First Lien Credit Agreement. Our term loans under the First Lien Credit Agreement bear interest at a floating rate of U.S. Dollar London Interbank Offered Rate ("LIBOR") plus 4.00%. At December 31, 2011, the interest rate applicable to our term loans under the First Lien Credit Agreement was 5.5%. US$13.7 million of the term loans mature on May 31, 2014 and US$645.3 million of the term loans mature on May 31, 2016. For more information on our outstanding indebtedness, see "Description of Certain Indebtedness" included elsewhere in this prospectus. Affiliates of Barclays Capital Inc. and Deutsche Bank Securities Inc., underwriters for this offering, are term loan lenders under our First Lien Credit Agreement and, upon any application of the net proceeds from this offering to repay our term loans, will receive their proportionate share of the amount being repaid. The borrowings made in the past year under the term loans were used to repay our borrowings under a second lien credit agreement (the "Second Lien Credit Agreement") and the Vendor Loan Note.

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$11.7 million, assuming the number of ADSs sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

        The selling shareholders identified in this prospectus have granted the underwriters the option to purchase up to 1,875,000 additional ADSs if the underwriters sell more than 12,500,000 ADSs in this offering. We will not receive any proceeds from the sale of ADSs, if any, by the selling shareholders, which include affiliates of CCMP and Unitas, which are entities affiliated with certain members of our board of directors.

 DIVIDEND POLICY

        We do not intend to pay dividends on our ordinary shares underlying the ADSs in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth. On February 25, 2011, prior to the Corporate Reorganization, Edwards Group plc paid a dividend of US$130.8 million (£81.1 million) to CCMP Capital Investors (Cayman) II L.P., CCMP Capital Investors II (AV-3) L.P., Unitas Capital Investors (Cayman) Ltd. and the James F. Gentilcore Revocable Trust in the form of a preference share dividend, in which Edwards Group plc paid dividends that were accruing, but unpaid, since May 2007. At the time of the completion of the Corporate Reorganization and the Corporate Recapitalization, any accrued and unpaid dividends on our preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, which would amount to 3,088,070 ordinary shares, assuming the Corporate Reorganization and Corporate Recapitalization has taken place immediately prior to this offering and based on the midpoint of the price range set forth on the cover of this prospectus, as described further under "Corporate Reorganization and Recapitalization."

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively.

        Our board of directors may revisit our dividend policy from time to time. The payment of dividends is subject to the sufficiency of our available profits and/or share premium and to certain restrictions under the First Lien Credit Agreement. See "Description of Certain Indebtedness."

 CORPORATE REORGANIZATION AND RECAPITALIZATION

        Prior to this offering, our business was conducted solely through Edwards Group plc and its subsidiaries. On April 5, 2012, and in accordance with and as contemplated by the Scheme of Arrangement relating to our Corporate Reorganization, the holders of each series of ordinary shares and preference shares of Edwards Group plc entered into the following transactions with Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, that will act as a holding company for our business:

  •
  The entire issued share capital of Edwards Group plc was acquired by Edwards Group Limited (the "Acquisition"). The Acquisition was implemented by way of the Scheme of Arrangement, which was approved by the High Court of Justice in England and Wales (the "Court"). As part of the Scheme of Arrangement, the entire issued share capital of Edwards Group plc was cancelled. In consideration for the cancellation of shares in Edwards Group plc, shareholders were issued new shares in the capital of Edwards Group Limited (the "Consideration Shares"), in such amounts and with substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc, including the fixed cumulative dividend of 10% per annum of the Notional Preference Amount per preference share (defined as US$0.5012 for the preference shares held by the Unitas Principal Shareholders and US$1.00 for each other preference share held), set out as follows:

For each A Ordinary Share	one A ordinary share in the capital of Edwards Group Limited
For each B Ordinary Share	one B ordinary share in the capital of Edwards Group Limited
For each C Ordinary Share	one C ordinary share in the capital of Edwards Group Limited
For each Preference Share	one preference share in the capital of Edwards Group Limited

        In addition, following the approval of the Scheme of Arrangement by the Court and by shareholders, but prior to the consummation of this offering, the Consideration Shares will be converted into new ordinary shares, par value £0.002 per share (or such other nominal value as may be determined following consultation with the board of Edwards Group Limited) in Edwards Group Limited (the "New Ordinary Shares") and deferred shares, par value £0.002 per share, in Edwards Group Limited consistent with the conversion and ratchet mechanisms contained in the amended and restated articles of association of Edwards Group Limited, as follows:

  •
  The preference shares in Edwards Group Limited (including any accrued unpaid dividend thereon) will be converted into (i) fully paid New Ordinary Shares and (ii) deferred shares (the "Ordinary Deferred Shares"). The creation of such Ordinary Deferred Shares is effected because the total nominal value of preference shares prior to such conversion must equal the aggregate nominal value of New Ordinary Shares and Ordinary Deferred Shares created pursuant to such conversion. Accordingly, the number of New Ordinary Shares created pursuant to this step as a result of the conversion will be calculated by reference to the offer price of the ordinary shares underlying the ADSs offered in this offering.

  •
  The A ordinary shares in Edwards Group Limited will be converted into (i) fully paid New Ordinary Shares and (ii) Ordinary Deferred Shares. This conversion is effected consistent with the ratchet contained in the amended and restated articles of association of Edwards Group Limited, which has the same economic effect as the ratchet that existed in the articles of association of Edwards Group plc. The conversion into Ordinary Deferred Shares is required to give the holders of the A ordinary shares, B ordinary shares and C ordinary shares in Edwards Group Limited the correct shareholding in Edwards Group Limited after the exercise of the ratchet.

  •
  Further B Ordinary Shares and C Ordinary Shares will be issued to holders of each of those classes by way of bonus issue. This is necessary to give the holders of such classes the correct shareholding after exercise of the ratchet.

  •
  All the B Ordinary Shares and C Ordinary Shares will be converted into New Ordinary Shares on a one for one basis.

  •
  The New Ordinary Shares resulting from the conversions of the Preference Shares, A Ordinary Shares, B Ordinary Shares and C Ordinary Shares, as well as the Ordinary Deferred Shares, will be consolidated on the basis of one new share for every two existing shares (a reverse stock split).

  •
  All of the Ordinary Deferred Shares will be repurchased by Edwards Group Limited following the consummation of this offering for an aggregate amount of 1 pence.

See "Description of Share Capital—Share Capital—Share Capital History." Each of these steps, which we collectively refer to as our "Corporate Recapitalization," will occur immediately prior to the consummation of this offering.

        As noted above, any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range set forth on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively.

        As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

        As a result of the Scheme of Arrangement and Corporate Reorganization, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Group plc, and Edwards Group Limited became the parent of Edwards Group plc and its subsidiaries, and has no other assets or operations. Edwards Group Limited is a Cayman Islands exempted company with limited liability. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Edwards Group Limited is resident for tax purposes in the United Kingdom. In addition, Edwards Group plc was re-registered as a private company with the name Edwards Holdco Limited.

        The Corporate Reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

        The purpose of the Scheme of Arrangement is to reorganize our corporate structure in order to facilitate a listing of the ADSs on NASDAQ. The issue of ADSs and subsequent public trading of shares of a company incorporated under the laws of England and Wales may be subject to the payment of U.K. transfer taxes by the company and/or the purchaser of such ADSs. We believe this would have adversely impacted the offering of the ADSs. Unlike the laws of England and Wales, the laws of the Cayman Islands do not require shareholders to pay transfer taxes upon the transfer of securities, which is the principal benefit to us of the Corporate Reorganization.

        References in this prospectus to our capitalization and other matters pertaining to our shares capital prior to the consummation of the Scheme of Arrangement and the Corporate Reorganization relate to the capitalization and share capital of Edwards Group plc. This prospectus includes consolidated financial statements and consolidated financial data of Edwards Group plc. In addition, this prospectus includes an audited balance sheet of Edwards Group Limited.

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2011:

  •
  on an actual basis reflecting the capitalization of Edwards Group plc;

  •
  on a pro forma basis to give effect to:

  •
  the Corporate Reorganization and the Corporate Recapitalization, each as more fully described in "Corporate Reorganization and Recapitalization;" and

  •
  on a pro forma as adjusted basis to give effect to:

  •
  the Corporate Reorganization and the Corporate Recapitalization;

  •
  the sale of 12,500,000 ADSs in this offering at an assumed initial public offering price of US$12.00 per ADS, the midpoint of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

  •
  the application of the net proceeds from this offering as described in "Use of Proceeds."

        This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of December 31, 2011
		Edwards Group Limited
	Edwards Group plc
			Pro forma as adjusted(1)
	Actual	Pro forma
	(unaudited)
	(£ in millions)
Debt:
Term loans	442.7	442.7	359.1
Finance leases	6.0	6.0	6.0
Other loans	15.2	15.2	15.2

Total debt	463.9	463.9	380.3

Shareholders' equity:
A Ordinary Shares, par value £0.001 per share; 105,954,534 shares authorized and 105,954,534 shares issued on an actual basis, no shares authorized and issued on a pro forma or pro forma as adjusted basis	0.1	—	—
B Ordinary Shares, par value £0.001 per share, 1,718,181 shares authorized and 1,718,181 shares issued on an actual basis, no shares authorized and issued on a pro forma or pro forma as adjusted basis	0.0	—	—
C Ordinary Shares, par value £0.001 per share, 9,621,819 shares authorized and 9,621,819 shares issued on an actual basis, no shares authorized and issued on a pro forma or pro forma as adjusted basis	0.0	—	—
Preference Shares, par value US$0.001 per share, 296,464,135 shares authorized and 296,464,135 shares issued on an actual basis	0.2	—	—
Ordinary Shares, par value £0.002 per share, 413,760,670 shares authorized, 86,440,684 shares issued on a pro forma basis and 98,940,684 shares pro forma as adjusted basis(2)	—	0.3	0.3
Ordinary Deferred Shares, par value £0.002 per share, 121,748,927 shares authorized and 121,748,927 shares issued on a pro forma and pro forma as adjusted basis(3)	—	—	—
Share premium	5.9	5.9	89.5
Other reserves	162.0	162.0	162.0

Total shareholders' equity	168.2	168.2	251.8

Total capitalization	632.1	632.1	632.1

(1)
Assuming the number of ADSs sold by us in this offering remains the same as set forth on the cover page, a US$1.00 increase (decrease) in the assumed initial public offering price would (decrease) increase our total capitalization by approximately US$11.7 million.

(2)
As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,543) or 280,734 shares, respectively.

(3)
All Ordinary Deferred Shares will be repurchased following the consummation of this offering for an aggregate amount of 1 pence. See "Corporate Reorganization and Recapitalization."

DILUTION

        If you invest in the ADSs in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma as adjusted net tangible book value per share of ordinary shares underlying your ADSs upon the consummation of this offering.

        Our pro forma net tangible book value as of December 31, 2011 was US$(401.9) million, or US$(4.65) per ordinary share (presented in U.S. Dollars for convenience purposes only, based on the closing mid-point spot rates at 4:00 p.m. (London time) derived from WM/Reuters and as published by the Financial Times on December 31, 2011 of £1.00 to US$1.5541), after giving effect to the Corporate Reorganization and the Corporate Recapitalization. Pro forma net tangible book value per share represents the amount of tangible assets less liabilities divided by the number of ordinary shares outstanding before giving effect to this offering.

        Dilution per ADS to new investors represents the difference between the amount per ADS paid by purchasers of ADSs in this offering and the pro forma net tangible book value per share of ordinary shares underlying ADSs immediately after the consummation of this offering. After giving effect to the sale by us of 12,500,000 ADSs in this offering at an assumed public offering price of US$12.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2011 would have been US$(268.4) million, or US$(2.71) per ordinary share. This represents an immediate increase in net tangible book value of US$1.94 per share to existing shareholders and an immediate dilution in net tangible book value of US$14.71 per ADS to investors purchasing ADSs in this offering, as illustrated in the following table (presented in U.S. Dollars for convenience purposes only, based on the closing mid-point spot rate of £1.00 to US$1.5541 at 4:00 p.m. (London time) on December 31, 2011, derived from WM/Reuters and as published by the Financial Times):

Assumed initial public offering price per ADS			US$	12.00
Pro forma net tangible book value per share as of December 31, 2011	US$	(4.65)
Increase in pro forma net tangible book value per ADS attributable to the sale of ADSs in this offering		1.94

Pro forma as adjusted net tangible book value per share after this offering				(2.71)

Dilution per ADS to new investors			US$	14.71

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after this offering by US$0.12 million and (decrease) increase the dilution to new investors by US$0.12 per ADS, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

        The following table presents the differences between the existing shareholders and purchasers of ADSs in this offering with respect to the number of ADSs purchased from us, the total consideration paid and the average price paid per share as of December 31, 2011 as adjusted to give effect to the

Corporate Reorganization and the Corporate Recapitalization and to our sale of 12,500,000 ADSs in this offering:

	Shares Held		Total Consideration			Average Price Per Share
	Number	Percent	Amount (in millions)		Percent
Existing shareholders(1)	86,440,684	87.4%	US$	265.6	63.9%	US$	3.07
New investors	12,500,000	12.6		150.0	36.1	US$	12.00

Total(1)	98,940,684	100%	US$	415.6	100%

(1)
As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively.

        The selling shareholders identified in this prospectus have granted the underwriters the option to purchase up to 1,875,000 additional ADSs if the underwriters sell more than 12,500,000 ADSs in this offering. Sales by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to 84,565,684 or approximately 85.5%, and will increase the number of ordinary shares underlying ADSs to be purchased by new investors to 14,375,000 or approximately 14.5%, of the total ordinary shares outstanding after the offering.

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by US$12.5 million.

        In addition, we may choose to raise additional capital based on market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth the selected consolidated financial data of Edwards Group plc for the periods and as of the dates indicated. The balance sheet data as of December 31, 2010 and 2011 and the selected consolidated income statement data and cash flow data for each of the years ended December 31, 2009, 2010 and 2011 are derived from, and qualified by reference to, the audited consolidated financial statements of Edwards Group plc included elsewhere in this prospectus. The balance sheet data as of December 31, 2008 and 2009 and the selected consolidated income statement data and cash flow data for the year ended December 31, 2008 are derived from the audited consolidated financial statements of Edwards Group plc not included in this prospectus.

        In May 2007, we separated from The BOC Group plc, which itself had been acquired by Linde AG in September 2006. Prior to that time, our vacuum business was operated as part of the BOC Edwards division of The BOC Group plc. Accordingly, our financial results were combined with the financial results of Linde AG from September 2006. As a result, selected consolidated financial data as of December 31, 2007 has been omitted because this information could not be provided without unreasonable effort or expense.

        The pro forma earnings/(loss) per share from continuing operations attributable to our equity holders and the pro forma weighted average shares outstanding data presented below is unaudited and gives effect to the Corporate Recapitalization whereby all of our outstanding A ordinary shares, B ordinary shares, C ordinary shares and preference shares will be reclassified and converted into ordinary shares and ordinary deferred shares as described under "Corporate Reorganization and Recapitalization" and to give effect to the sale of ADSs in this offering and the application of the net proceeds as described under "Use of Proceeds," as if each such transaction had occurred on January 1, 2011.

        The balance sheet data of Edwards Group plc as of December 31, 2011 is derived from, and qualified by reference to, the audited consolidated financial statements of Edwards Group plc included elsewhere in this prospectus. The unaudited pro forma balance sheet data as of December 31, 2011 gives effect to the Corporate Reorganization and the Corporate Recapitalization and the unaudited Pro Forma as adjusted balance sheet data as of December 31, 2011 gives effect to (i) the Corporate Reorganization and the Corporate Recapitalization and (ii) the sale by us of 12,500,000 ADSs in this offering at an assumed initial public offering price of US$12.00 per ADS, the midpoint of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds we receive from this offering as described under "Use of Proceeds," as if each such transaction had occurred on December 31, 2011.

        We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments that we consider necessary for a fair presentation of our financial position and results of operations for such periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

        Solely for convenience, the following tables contain a translation of certain Pounds Sterling amounts into equivalent U.S. Dollar amounts based on the closing mid-point spot rate of £1.00 to US$1.5541 at 4:00 p.m. (London time) on December 31, 2011, derived from WM/Reuters and as published by the Financial Times. This translation rate should not be construed as a representation that the Pounds Sterling amounts have been, could have been or could be converted into U.S. Dollars at that or any other rate. See "Exchange Rate Information."

        Our historical results are not necessarily indicative of our future performance. You should read this information together with "Capitalization," "Management's Discussion and Analysis of Financial

Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

        In addition, the selected consolidated financial data does not include financial statements of Edwards Group Limited because it has been formed recently for the purpose of effecting the offering and until the consummation of the Corporate Reorganization described more fully in "Corporate Reorganization and Recapitalization," it will hold no material assets and will not engage in any operations. Upon completion of the Corporate Reorganization, Edwards Group Limited will become the parent of Edwards Group plc and its subsidiaries and will have no other assets or operations. See "Corporate Reorganization and Recapitalization."

	Year ended December 31,
	2008	2009	2010	2011	2011
	(£ in millions, except per share data)				($ in millions, except per share data)
Income Statement Data:
Revenue	509.8	371.2	641.0	700.5	1,088.6
Cost of sales	(345.4)	(259.0)	(395.4)	(442.6)	(687.8)

Gross profit	164.4	112.2	245.6	257.9	400.8

Administration expenses before R&D, restructuring and transaction costs and amortization	(84.7)	(67.2)	(95.2)	(99.1)	(154.0)
R&D excluding amortization	(18.1)	(12.5)	(15.1)	(18.3)	(28.4)
Restructuring and transaction costs	(17.4)	(22.6)	(43.7)	(23.7)	(36.8)
Amortization	(18.8)	(16.5)	(18.0)	(17.9)	(27.8)

Total administrative expenses	(139.0)	(118.8)	(172.0)	(159.0)	(247.0)
Other gains/(losses)—net	(3.1)	(23.8)	2.4	3.4	5.3

Operating profit/(loss)	22.3	(30.4)	76.0	102.3	159.1

Finance income and costs	(61.4)	5.7	(11.5)	(32.5)	(50.5)

Profit/(loss) before taxation	(39.1)	(24.7)	64.5	69.8	108.6

Taxation	21.5	(7.7)	(12.7)	(13.6)	(21.1)

Profit/(loss) after taxation from continuing operations	(17.6)	(32.4)	51.8	56.2	87.5

Profit for the period from discontinued operations	0.7	2.4	0.3	—	—

Profit/(loss) for the period	(16.9)	(30.0)	52.1	56.2	87.5

Basic and diluted earnings/(loss) per share from continuing operations attributable to the equity holders of the Company (expressed in pence per share):	(29.87)	(46.98)	22.59	30.95	48.10
Share capital	0.2	0.2	0.2	0.3	0.4
Ordinary dividend per share	0.0	0.0	0.0	0.0	0.0
Preference dividend per share (expressed in pence or cents per share)	0.00	0.00	0.00	27.37	42.54
Pro forma earnings/(loss) per share from continuing operations attributable to equity holders of the Company (expressed in pence or cents per share)*(1) :
Basic				56.81	88.28
Diluted				56.10	87.18
Pro forma weighted average shares outstanding (in millions)*(1)(2):
Basic				98.9
Diluted				100.1
Cash Flow Data:
Net cash generated/(consumed) from operating activities	73.8	(5.1)	143.8	85.9	133.5
Total cash flow from investing activities	(13.9)	(11.6)	(44.9)	(50.6)	(78.6)
Total cash flow from financing activities	(32.5)	(19.4)	(17.2)	(103.0)	(160.1)

Change in cash and cash equivalents	27.4	(36.1)	81.7	(67.7)	(105.2)

						Pro forma(1)
	As of December 31,
	2008	2009	2010	2011	2011	2011
	(£ in millions, except per share data)				($ in millions)	(£ millions) (unaudited)
Balance Sheet Data:
Cash and cash equivalents	111.5	75.6	161.0	91.8	142.7	91.8
Total assets	907.2	765.2	961.8	922.9	1,434.3	922.9
Net assets	167.7	144.4	206.5	168.2	261.4	168.2
Total liabilities	(739.5)	(620.8)	(755.3)	(754.7)	(1,172.9)	(754.7)
Total equity attributable to shareholders of the parent	167.7	144.4	206.5	168.2	261.4	168.2

*
Unaudited

(1)
Pro forma to give effect to the Corporate Reorganization and Corporate Recapitalization, as if each such transaction had occurred on December 31, 2011. On April 5, 2012, and in accordance with and as contemplated by the Scheme of Arrangement relating to our corporate reorganization (the "Corporate Reorganization"), the holders of each series of ordinary shares and preference shares of Edwards Group plc had their shares cancelled and shares in the capital of Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, having substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc were issued to such holders, set out as follows:

  •
  For each A Ordinary Share, one A ordinary share in the capital of Edwards Group Limited

  •
  For each B Ordinary Share, one B ordinary share in the capital of Edwards Group Limited

  •
  For each C Ordinary Share, one C ordinary share in the capital of Edwards Group Limited

  •
  For each Preference Share, one preference share in the capital of Edwards Group Limited

  Following the Corporate Reorganization and immediately prior to the consummation of this offering, we will effect a corporate recapitalization (the "Corporate Recapitalization"), whereby all of our A ordinary shares, B ordinary shares, C ordinary shares and preference shares will be reclassified and converted into a new series of ordinary shares and ordinary deferred shares, and any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range set forth on the cover of this prospectus, as described further under "Corporate Reorganization and Recapitalization."

  As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

  A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively.

(2)
Pro forma basic and diluted earnings per share have been computed to give effect to the Corporate Recapitalization and Reorganization and adjusted to give effect to the sale by us of 12,500,000 ADSs in this offering and the application of the net proceeds we receive from this offering as described under "Use of Proceeds," as if each such transaction had occurred on January 1, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of our financial condition and results of operations as of December 31, 2010 and 2011, and for the three years ended December 31, 2011, and should be read in conjunction with "Selected Historical Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. The historical consolidated financial information discussed below reflects the historical results of operations of Edwards Group plc, which will be our wholly owned subsidiary following the Corporate Reorganization, and, except as indicated, the discussion below does not give effect to the Corporate Reorganization. See "Corporate Reorganization and Recapitalization" for a description of the Corporate Reorganization. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

        The audited consolidated financial statements as of December 31, 2010 and 2011 of Edwards Group plc, and for the three years ended December 31, 2011 included in this prospectus have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this prospectus has been prepared in accordance with U.S. GAAP. We state our financial statements in Pounds Sterling.

        Unless otherwise indicated, the U.S. Dollar amounts contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are as they appear in our financial statements.

Overview

        Edwards, a global industrial technology company, is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services. We sell our products, systems and services across several targeted market sectors that we define as Semiconductor, General Vacuum and Emerging Technologies, each of which contains several sub-sectors. In the year ended December 31, 2010, we derived approximately 70% of our equipment revenue from market sub-sectors where, according to VLSI data, we have the leading market share position. In Semiconductor and certain sub-sectors within Emerging Technologies, our market share in 2010, according to VLSI data, was more than two times that of our current nearest competitor.

        Our vacuum products include a broad range of dry pumps, turbomolecular pumps and other vacuum pumps used to create highly-controlled, low-pressure, particle-free environments for a diverse set of manufacturing processes. Our abatement systems include stand-alone and customized solutions which integrate vacuum and exhaust management technologies. Abatement products are used to manage exhaust gases and other process byproducts extracted by dry pumps. Abatement is required both to prevent adverse chemical reactions within production processes and to comply with strict regulatory emissions controls. Our value-added services include equipment monitoring, repair and overhaul, remanufacturing, service upgrades and provision of spare parts. We sell our products and services to a diverse group of more than 20,000 customer accounts. This group includes many blue chip companies that are global leaders in their respective markets and some of which have been our customers for as long as 20 years.

        Our research and development teams utilize our deep technology expertise to facilitate collaborative innovation with our customers. Through our ongoing customer relationships, many of which are fostered by our on-site sales and service personnel, we gain early insight into our customers' technology roadmaps. By creating new products that are linked to our customers' development needs, our solutions become essential to their products and manufacturing processes. New products typically represent a large portion of our revenues in a given period. For example, we derived 33% of our revenues in 2011 from sales of products launched during the three years ended December 31, 2011.

        Our business benefits from strong secular trends, such as the increasing miniaturization and sophistication of electronic devices, proliferation of consumer electronics, increasing demand for greenhouse gas and other air emission abatement technology and related services and industrialization of growth economies. In addition, the increasing use of vacuum and abatement products in new applications, such as the transitioning from wet to dry pumps in steel degassing, glass coating and industrial thin-film deposition applications, has enabled us to achieve strong growth.

        Following our separation from The BOC Group plc in 2007, we began a multi-year operational improvement program. This program has resulted in a more variable, lower cost operating model, better alignment with our customers' needs and a more efficient global supply chain. For example, from January 1, 2008 to December 31, 2011, we reduced the number of our manufacturing facilities from 17 to 11. Further, from January 1, 2008 to December 31, 2011, we increased our overall variable cost base from 73% to 77% of total costs, reduced our variable costs from 63% to 59% of revenue and increased the low-cost country sourcing of our raw materials and components from 11% to 25%. Furthermore, since 2007, our operational restructuring program, particularly our investment in low-cost manufacturing facilities in South Korea and the Czech Republic, which are strategically located in close proximity to our customers, the development of low-cost supply chains and our focus on the development of new higher value products has allowed us to achieve strong growth and enhance our margins. Our £114.2 million investment in our restructuring through December 31, 2011 has enhanced our operating income, margins, cash flow and cash conversion rate. We estimate that our restructuring program has led to a £50.3 million improvement in operating profit for the year ended December 31, 2011. We also believe these initiatives will enhance our profitability and cash flow generation through industry cycles and will significantly increase our flexibility to quickly respond to changes in customer demands.

        We are a global business with a diverse revenue mix by geography, customer and end-markets. We generated revenue of £700.5 million (US$1,088.6 million), gross profit of £257.9 million (US$400.8 million), profit after taxation of £56.2 million (US$87.5 million), adjusted EBITDA of £160.9 million (US$250.1 million), adjusted EBITDA margin of 23.0% and adjusted net income of £84.8 million (US$131.8 million) for the year ended December 31, 2011, and in that period, we recorded 55% of our revenue from Asia, 28% from the Americas and 17% from Europe. Our goal is to continue to deliver consistent and strong growth, profitability and cash conversion through, and across, industry cycles.

        For the year ended December 31, 2010, we generated revenue of £641.0 million, gross profit of £245.6 million, profit after taxation of £51.8 million, adjusted EBITDA of £151.8 million, adjusted EBITDA margin of 23.7% and adjusted net income of £85.1 million. For the year ended December 31, 2009, we generated revenue of £371.2 million, gross profit of £112.2 million, loss after taxation of £32.4 million, adjusted EBITDA of £21.6 million adjusted EBITDA margin of 5.8% and adjusted net loss of £28.8 million. For the year ended December 31, 2008, we generated revenue of £509.8 million, gross profit of £164.4 million, loss after taxation of £17.6 million, adjusted EBITDA of £72.1 million, adjusted EBITDA margin of 14.1% and adjusted net income of £33.1 million.

Our History

        The original Edwards business was founded in 1919 in south London, United Kingdom, to import and service vacuum equipment. In 1939, we began manufacturing vacuum equipment and in 1953 we relocated our factory and headquarters to Crawley, United Kingdom. In 1968, we were acquired by The BOC Group plc and began the international expansion of our business, particularly in Asia. Key highlights of the Asian expansion include the commencement of the Nissan Edwards Shinku in Japan joint venture in 1971, the establishment of Songwon Edwards in South Korea in 1992 and the opening of Edwards' first facility in China in Tianjin in 1996. In 1997, BOC Edwards was formed with the integration of Edwards Vacuum business with The BOC Group's electronic gases unit. The BOC Group was acquired by Linde AG in 2006. The Edwards Vacuum business subsequently became independent when it was acquired by the Principal Shareholders in 2007. After its independence, Edwards launched its operational restructuring program and began a program for the disposal of certain non-core assets, including Temescal, Kachina, S2M, CMD and CME, which was completed in 2010. The key phase of the operational restructuring was completed in 2011 with the opening of new manufacturing facilities in the Czech Republic and South Korea.

        The evolution of transistors into semiconductors meant that vacuum technology became critical in generating the clean environment for semiconductor manufacture. To meet this demand, Edwards introduced the Drystar dry (oil-free) vacuum pump in 1984. Since 1984, Edwards has developed and launched several new products, including turbo pumps that operate at the speed of up to 90,000 rpm, next generation dry-screw pumps that provide low power, intelligent pumping in industrial environments and advanced abatement solutions capable of reducing hazardous emissions from semiconductor and flat panel manufacturing processes.

Restructuring Program

        We are currently completing a significant restructuring of our operational footprint, including opening new plants in the Czech Republic and South Korea, with the goal of streamlining our business processes and moving operations closer to customers. We initiated our restructuring program in 2007, which is expected to be completed by the middle of 2012. As a result, we have reduced overhead, relocated and consolidated manufacturing and remanufacturing operations and increased sourcing from lower cost countries. We have concentrated our manufacturing sites around the world into half the number of locations and have extended our remanufacturing and service capability to serve our customers better worldwide. The first of the new plants is at Lutin in the Czech Republic, which opened in January 2011 and is our first volume pump manufacturing facility in mainland Europe. The 20,000 square meter site is our global manufacturing center for vacuum pumps for the industrial, pharmaceutical, chemical and scientific markets. In Cheonan in South Korea, our new state-of-art 26,000 square meter advanced manufacturing and assembly facility, which opened in April 2011, primarily serves our Semiconductor and Emerging Technologies customers.

        Our £114.2 million investment in our restructuring through December 31, 2011 has enhanced our operating income, margins, cash flow and cash conversion rate. We estimate that our restructuring program has led to a £50.3 million improvement in operating profit for the year ended December 31, 2011. As of December 31, 2011, net investment in the restructuring plan totaled £114.2 million over five years, consisting of £53.2 million of capital expenditures and £61.0 million of operating costs. Operating costs, consisting of severance costs of £35.6 million and project costs of £25.4 million, include a provision for employee severance of £7.3 million and a charge for the impairment of assets to be sold in 2012 of £6.5 million. We have £7.0 million of planned costs, consisting of £6.2 million of project costs, which may be offset by certain asset sales in 2012, and £0.8 million of capital expenditure.

        The relocation of manufacturing has coincided with increased sourcing from low-cost countries. We are also restructuring our supply chain to ensure that our supplier base is located where it is most cost efficient, generally close to new manufacturing sites, and we are optimizing supply chain management through the completion of the implementation of a SAP system.

Factors Affecting Our Operating Results

        The following is a description of certain components of our statements of our operations and the factors that impact those components.

Revenue

        We generate revenue from (i) the sale of new equipment, such as vacuum pumps/components and abatement systems, and (ii) after-sales services and remanufacturing of used components. We operate and manage our business as a single segment but we review revenue in four application market sectors: Semiconductor, General Vacuum, Emerging Technologies and Service.

        Our revenue is primarily driven by our customers' capital expenditures and is generally impacted by the following factors:

  •
  Macroeconomic Conditions.  In late 2008 and through 2009, the effects of the global economic crisis and general global decline in business and consumer confidence impacted demand for our customers' products, which, in turn, caused demand for our products and services to decrease significantly. Our revenue for the year ended December 31, 2009 was £371.2 million, as compared to £509.8 million for the year ended December 31, 2008, a decrease of £138.6 million, or 27.2%. This decrease was principally due to the global economic and credit crisis, which affected each of our four market sectors and led to deferrals or cessation of capital projects in the Semiconductor market sector, and a cyclical downturn in the Semiconductor and the Emerging Technologies market sectors. The impact of the cyclical decline in the Semiconductor market sector was mitigated in part by increased exposure to the General Vacuum and Service market sectors, which are driven by general gross domestic product trends and our installed Service pump/abatement base, respectively, and were, therefore, less dependent on cyclical large-scale capital investment by customers. In addition, the credit crisis caused our customers to reduce their capital expenditures, which further reduced demand for our products. Despite the decrease in revenue, we were able to maintain relatively stable contribution margins by taking a number of actions during this period to reduce costs, such as using a four-day work week. As global economic conditions began to improve in 2010 and continued to improve in 2011, we experienced increased product demand, except that we experienced weaker demand in the Semiconductor and Emerging Technologies market sectors in the second half of 2011 as compared to the first half of 2011. Global economic conditions and the state of financial markets remain uncertain, and we believe that macroeconomic conditions will continue to have a significant impact on our business, financial condition and results of operations in future periods.

  •
  Industry Demand in End-Markets.  Our revenue is affected generally by industry demand in our core end-markets, both worldwide and in particular geographies in which we operate. Over the last decade, our market sectors have benefited from a period of overall economic growth as a result of capital expenditures by customers and purchases by OEMs. We have seen growth in demand for tablet PCs, smartphones and other new consumer electronic devices which drive sales for our products, systems and services in Semiconductor and the FPD sub-sector of Emerging Technologies. In addition, we experienced growth in the Solar PV sub-sector of Emerging Technologies while the industrialization in BRIC Countries drove growth across our market sectors.

  •
  Cyclicality of Capital Expenditures.  In Semiconductor and the FPD and Solar PV sub-sectors of Emerging Technologies, industry demand is affected significantly by capital expenditures, which follow cyclical patterns. These patterns reflect long lead-times in installing fabrication facility capacity, the impact of new generations of technology and the evolving competitive landscape amongst major end product manufacturers and foundries. The majority of our top 20 customers are in Semiconductor and Emerging Technologies. Capital expenditures in Semiconductor peaked in 2007 before entering a down-cycle that lasted into 2009 which was significantly exacerbated by the global economic downturn. In 2010, revenue from Semiconductor and Emerging Technologies increased by 151.7% compared to the previous year. The trend continued in the first half of 2011 with revenue in the six months ended June 30, 2011 increasing by 33.6% compared to the same period in the prior year. In the second half of 2011 demand in Semiconductor and Emerging Technologies softened resulting in revenue in the year ended December 31, 2011 increasing by 6.7% compared to the prior year. Over the last five years, we have diversified our revenue streams, making us less vulnerable to these cyclical downturns.

  •
  Sales Mix.  Our revenue margins are affected by the proportion of each type of product that we sell, which we refer to as product mix. Products that are specialized, newer or not supplied by competitors typically have higher margins, and we have focused on increasing sales of products with these characteristics. In addition, our margins are also impacted by the ratio of product sales to sales of services, which typically have higher margins than product sales. We have increasingly focused on increasing our service offerings in order to drive a more stable, higher margin, recurring revenue stream.

  •
  Product Sales Prices.  We seek to manage prices for our products over their life cycles based on a product cycle plan that includes future application development and cost reductions. We strive to anticipate our customers' needs and tailor our products, systems and services to create unique solutions. We intend to continue to generate a significant portion of our revenue from new product introductions and grow our business. The average selling price typically declines over the product's life cycle. The price reduction reflects the emergence of substitute products and technological advancements, production efficiencies, an increase in scale and sales volumes and competitive forces. As a result, our revenues are impacted by where our products reside in their respective life cycles and the timing of the introduction of new products. In addition, our products are generally built to specific customer specifications that require a high degree of customization and are often sold as part of systems or in conjunction with other products. Accordingly, prices for the same or similar products can vary significantly from period to period and are not easily comparable. As a result, the impact of pricing changes on our results of operations for any period is not readily ascertainable.

  •
  New Products and Applications.  Our ability to successfully develop and launch new products and applications affects our ability to generate revenue as new products tend to command higher relative prices. As such, we have continued to invest significantly in R&D. For example, in 2008, we introduced our new generation of dry pumps (Gen 4) which are used in Semiconductor and Emerging Technologies. In 2009, we launched our next generation mechanical bearing turbo pumps (nEXT) which are used in the Scientific Instruments and R&D sub-sectors of General Vacuum, and we are in the process of launching further derivative products. In 2010 and 2011, we launched industrial (GXS) and chemical (CXS) variants which are used in General Vacuum and we launched integrated pump and abatement systems (eZenith) which are used in Semiconductor.

  •
  Customer Base.  We have continued to enjoy long-term customer relationships, and we work to develop a significant number of our new products and systems in close collaboration with customers. By working closely with our customers, we gain early insight into our customers' technology roadmaps and our solutions become essential to and embedded in their products and manufacturing processes. During 2010 and 2011, we were successful in achieving new customer wins across our market sectors. Our large and growing installed base provides a market for sale of our services.

  •
  Exchange Rate Fluctuations.  Our revenue is affected by fluctuations in the exchange rates of foreign currencies as the results of operations of our reporting entities are measured in the currency of the primary economic environment in which the entity operates and are then translated into Pounds Sterling for presentation in our consolidated financial statements. We are predominately exposed to movements in the Pound Sterling against the U.S. Dollar, Euro, Japanese Yen, South Korean Won and Czech Crown. These exposures will change and diversify as the majority of manufacturing operations move outside the United Kingdom. We mitigate some of the risks associated with these fluctuations through hedging activities.

Cost of Sales

        Cost of sales represents the costs associated with the direct production and servicing of our products, including materials and labor, applicable overheads, including depreciation, plant hub service and field service costs, warranty costs and freight costs. Hub service overheads represent the costs associated with remanufacturing sites and service centers. Field service overheads represent costs associated with services provided on site to customers.

        Our cost of sales is generally impacted by the following factors:

  •
  Component and Material Costs.  Our purchases of sub-components and materials for machining and assembly of pumps and abatement systems are impacted by global trends in prices of components and materials, such as steel, aluminum and iron, and labor costs in the supply chain. We manage component and material costs through sourcing from lower cost countries. During 2010 and 2011, we realized net component and material costs savings through these cost reduction activities, which more than offset the impact of component and material price inflation.

  •
  Labor Costs.  Manufacturing related labor costs are a key component of our cost of sales and have increased in our key manufacturing locations in the United Kingdom, the Czech Republic, South Korea and Japan and have had an impact on our cost of sales. We manage these costs through labor productivity actions, including low-cost country sourcing and enhanced manufacturing efficiencies, and relocating manufacturing to lower cost countries. We realized lower labor costs as a percentage of cost of sales through these cost reduction activities during 2010 and 2011.

  •
  Product Warranties.  We incur charges for both the warranty expense for repairs to, or replacements of, products and provisions based on our assessment of future warranty costs. The nature of the warranty, including the warranty period, is dependent on specific customer applications and is determined by contractual arrangements with those customers and usually commences with commissioning of equipment. Warranty charges reflect the volume of installed products under warranty and can be impacted by the launch of new products.

  •
  Transportation Costs.  Transportation costs are impacted by the price of oil and the mix of road, sea and air freight in the supply chain. With the opening of our new plants in South Korea and the Czech Republic, we are positioned closer to our customers and markets and therefore, as our supply chain is repositioned locally around these new facilities, we expect our distribution costs to decline.

Administrative Expenses

        Administrative expenses include sales and marketing expenses, bonus expenses, general and administrative expenses, R&D expenses and amortization. Administrative expenses also include restructuring and transaction costs.

Sales and Marketing Expenses

        Sales and marketing expenses include salaries, benefits and operating costs of sales administration, sales engineers, product and marketing managers.

General and Administrative Expenses

        General and administrative expenses include salaries, benefits and operating costs of general and administrative staff, including offices, costs associated with information management which include costs for computer hardware and software maintenance, corporate management overhead, finance, legal, human resources and safety, health and environment costs.

        Our administrative expenses are generally impacted by labor costs in the United Kingdom, the United States, South Korea, the Czech Republic, Japan and China. We manage these costs through budgetary control, transferring administration activities to shared service centers in lower cost countries and outsourcing non-essential activities in some cases.

        We expect other operating expense to increase in future periods as we expect to incur additional expense associated with being a public company, including increased personnel costs, legal costs, accounting costs, board compensation expense, investor relations costs, higher insurance premiums and costs associated with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, other applicable SEC regulations and the requirements of NASDAQ.

Research and Development (R&D) Expenses

        R&D expenses consist of: (i) rent for laboratory space, salaries and benefits for research personnel and equipment costs, in each case associated with the introduction of new products and product applications; and (ii) improving functionality of existing products—for example the launch of industrial (GXS) and chemical (CXS) variants for General Vacuum in 2010 and 2011.

        We have invested significantly in R&D for new product introductions, including in 2008. New products typically represent a large portion of our revenues in a given period. For example, we derived 33% of our revenues in 2011 from sales of products launched during the three years ended December 31, 2011. We anticipate that we will continue to generate a significant portion of our revenue from new product introductions, and we expect our R&D expenses to increase.

        The following table sets forth our R&D expenditures for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2011
	(£ in millions)
R&D excluding amortization	18.1	12.5	15.1	18.3
Capitalization of development(1)	8.7	8.6	7.1	8.4

Total R&D spend	26.8	21.1	22.2	26.7

R&D as a percentage of revenue	5.3%	5.7%	3.5%	3.8%

(1)
It is mandatory under IFRS to capitalize development costs where they can be measured reliably and when it is probable that such costs will generate future economic benefits greater than the carrying value of the asset.

Bonus Expenses

        Bonus expenses include cash bonus payments to management and other employees. See "—Factors Affecting Our Operating Results—Other Considerations—Employee Bonus Programs."

Restructuring and Transaction Costs

        Restructuring and transaction costs are exceptional items which, in our management's judgment, are best disclosed separately by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition. Restructuring and transaction costs include:

  •
  Restructuring Costs.  Restructuring costs have varied by period, but have included business optimization expenses and restructuring charges and reserves (including retention and severance costs, systems establishment costs, excess pension charges, contract termination costs and costs to consolidate facilities and relocate employees). We are currently completing a significant restructuring of our operational footprint, with the goal of streamlining our business processes and moving operations closer to customers, which was initiated in 2007. While our new facilities in the Czech Republic and South Korea have been opened, the transfer of production mainly from the United Kingdom is ongoing and pump production in the United Kingdom has now ceased. Provisions have been made for estimated closure and redundancy costs in the United Kingdom.

  •
  Transaction Costs.  Transaction costs include management consulting, monitoring transaction and advisory fees and related expenses paid to our Principal Shareholders, transactions costs and cash expenses incurred directly in connection with any investment, equity issuance, debt issuance or refinancing and any other non cash charges. We incurred fees and expenses of £6.5 million in connection with our application for admission to the London Stock Exchange, which was withdrawn.

        The following table sets forth our restructuring costs and transaction costs for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2011
	(£ in millions)
Restructuring costs	16.9	22.0	39.9	14.5
Transaction costs	0.5	0.6	3.8	9.2

Amortization

        Amortization is charged to our income statement with respect to capitalized development expenditure, patents, computer software and assets recognized under PPA. Development expenditure is amortized on a straight line basis over the period in which economic benefits are expected to be consumed, which is typically between two and five years. Computer software is amortized on a straight line basis over its useful life, generally over a period of between four and ten years. The results for the periods under review also include non-cash charges to income for amortization of purchase price adjustments on intangible assets acquired, such as patents and trademarks, customer relationships and development costs, and recognized on the acquisition of the Edwards business from The BOC Group plc in 2007. The annual amount of these charges in the year ended December 31, 2011 was £10.1 million, compared to £9.9 million for the year ended December 31, 2010. The amortization of intangible assets created on acquisition will continue to have an impact on our reported results of operations over future periods. The bulk of the assets are amortized on a straight-line basis over their appropriate useful economic lives, generally over a period of between 13 and 15 years.

Other Gains/(Losses) Net

        Other gains/(losses) net primarily includes income derived from net foreign exchange gains or losses, including hedging, on operating activities. For the years ended December 31, 2011, 2010 and 2009, we experienced an operating foreign exchange gain of £2.7 million, an operating foreign exchange gain of £0.9 million and an operating foreign exchange loss of £23.6 million, respectively, as a result of transactional foreign exchange gains and losses. The transactional foreign exchange gains and losses include gains/(losses) on hedging for the years ended December 31, 2011, 2010 and 2009 of £3.9 million, £(2.2) million and £(15.9) million, respectively. These transactional exposures will change and become more diversified as U.K. manufacturing is replaced by manufacturing in South Korea and the Czech Republic.

Finance Income and Costs

        Finance income and costs includes interest income on short-term bank deposits, foreign exchange gains and losses on bank term loans, intra-group funding loans and currency options, fair value gains and losses on financial instruments, interest on bank borrowings, unused facility fees, amortized cost of term loan fees and the accretion of the Vendor Loan Note, which was repaid in February 2011. Our finance income and costs are affected by exchange rate fluctuations. As of December 31, 2010, approximately 11% of our contractual borrowings was denominated in Pounds Sterling, 87% was denominated in U.S. Dollars and the remainder denominated in Japanese Yen and South Korean Won. As of December 31, 2011, as a result of the repayment of the Vendor Loan Note and increase in U.S. Dollar borrowings, 97% of our contractual borrowings was denominated in U.S. Dollars and the remainder denominated in Japanese Yen, South Korean Won and Czech Crowns. Revaluations of the U.S. Dollar and other currency borrowings to Pounds Sterling (the presentational currency) results in changes in the value of our total net borrowings. Our finance income and costs are affected by interest rate fluctuations, arising from borrowings issued at variable interest rates. As of December 31, 2011, 97% of our borrowings bore interest at a variable interest rate before hedging.

        We use interest rate swaps to manage partially the interest rate exposure on long-term floating rate debt by swapping these loans from floating to fixed rates.

Taxation

        We are subject to corporate income tax in all of the jurisdictions in which we operate, and, in certain jurisdictions, we are subject to withholding tax on dividends, intercompany interest and royalties. Our tax expenses have been significantly impacted by the factors outlined below:

  •
  In the year ended December 31, 2009, we recorded a tax charge of £7.7 million on a loss before tax of £24.7 million, resulting in an effective tax rate of 31.2%. This was higher than the expected U.K. tax rate of 28%, primarily due to the recognition of a prior period deferred tax liability in relation to an unrealized foreign exchange gain in Japan which was not expected to be taxable in 2008 but which, due to potential regulatory changes, could become taxable in the future.

  •
  In the year ended December 31, 2010, we recorded a tax charge of £12.7 million on a profit before tax of £64.5 million, resulting in an effective tax rate of 19.7%. This was lower than the expected U.K. tax rate of 28%, due to approximately £20 million of our intercompany interest that had previously been disallowed in 2007, 2008 and 2009 being subsequently relieved by the U.K. tax authorities.

  •
  In the year ended December 31, 2011, we recorded a tax charge of £13.6 million on a profit before tax of £69.8 million, resulting in an effective tax rate of 19.5%. This includes a credit of £3.7 million for tax holidays and grants given by the South Korean and Czech tax authorities. If these credits had not been received, the effective tax rate in the year ended December 31, 2011 would have been 5.1 percentage points higher at 25.0%.

  •
  As of December 31, 2011, we had approximately £24.7 million of unused tax losses, £6.0 million of which are in Japan and are expected to be offset in full against taxable profits generated in the year ending December 31, 2012. The balance of approximately £18.7 million has arisen in our French subsidiaries, and we estimate that, based on current levels of profitability, it could take more than 15 years to utilize these fully.

  •
  We are currently in the process of moving manufacturing operations from the United Kingdom to South Korea and the Czech Republic. From October 1, 2011, South Korea and the Czech Republic have been licensed to make direct sales of products they manufacture to other Edwards companies and third-party customers in their respective countries. The transition of manufacturing from the United Kingdom to South Korea and the Czech Republic will mean that a higher proportion of our profits should be earned in South Korea and the Czech Republic. Our entities in both of these territories have been awarded tax grants which will reduce their tax liabilities for five to seven years, starting in 2011, and which our management expects will contribute to a lower effective tax rate of approximately 20% in 2012 and for the next four to six years.

        Edwards Group plc is, and following the Corporate Reorganization Edwards Group Limited will be, resident for tax purposes in the United Kingdom. As a result, we do not believe the Corporate Reorganization will have a material impact on our tax expenses.

        We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, until February 21, 2032, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

Profit for the Year from Discontinued Operations

        Following the acquisition of the Edwards business in 2007, certain non-core businesses were identified as discontinued operations and held for sale. The results of businesses held for sale are not reported in revenues, cost of sales or operating income. The assets and liabilities of the disposal groups are disclosed separately in the balance sheet as held for sale.

        The following businesses held for sale are treated as discontinued operations in our consolidated historical financial statements, all of which had been sold by December 31, 2010:

  •
  TCU chiller business sold in January 2009;

  •
  Temescal coaters business sold in December 2009; and

  •
  ECMEL, comprising of CMD European assets sold in August 2010.

Other Considerations

Transactional Exchange Rate Fluctuations

        We are exposed to transactional foreign exchange rate risk when a subsidiary enters into a sales or purchasing transaction in a currency other than the subsidiary's functional currency. We actively seek to mitigate these exposures over a two-year period through a hedging program. These transactional exposures will change and become more diversified as U.K. manufacturing is replaced by manufacturing in South Korea and the Czech Republic. The weakening of the Pound Sterling against the U.S. Dollar between 2008 and 2011 had a material positive impact on our profitability.

Debt Reorganization and Preference Share Dividend to Preference Shareholders

        Our results of operations and financial condition have been affected by a reorganization of our indebtedness and a dividend paid to holders of our preference ordinary shares in February 2011. In February 2011, we (i) amended and restated the First Lien Credit Agreement, (ii) repaid all outstanding borrowings under the Second Lien Credit Agreement, totaling £119.9 million, and (iii) repaid the principal and accrued interest under the Vendor Loan Note, totaling £50.3 million. On February 25, 2011, we paid a dividend of US$130.8 million (£81.1 million) to CCMP Capital Investors (Cayman) II, L.P., CCMP Capital Investors II (AV-3), L.P., Unitas Capital Investors (Cayman) Ltd. and the James F. Gentilcore Revocable Trust in the form of a preference share dividend, in which we paid dividends that were accruing, but unpaid, since May 2007.

Employee Bonus Programs

        Our operating results include accruals for performance-related cash bonus payments to management and other employees. We had an annual bonus plan in operation for the years ended December 31, 2009, 2010 and 2011. In addition, we had two long-term incentive plans ("LTIPS") for middle managers, one of which ran from the beginning of 2008 to the end of 2010 ("LTIPS 2010") and the other of which ran from the beginning of 2009 to the end of 2011 ("LTIPS 2011"). As of December 31, 2011, the total accrued reserves under the annual bonus scheme and LTIPS 2011 for bonus payments in respect of 2011 to be paid in 2012 were £3.9 million.

Share-based Payment Transactions

        In connection with this initial public offering we intend to adopt an omnibus equity incentive plan and a sharesave plan (the "Employee Share Schemes"). Such Employee Share Schemes are designed to align employee incentives with our shareholders' interests. We may grant share options and other forms of equity-based compensation to employees, directors and consultants of us and our subsidiaries and affiliates under these Employee Share Schemes, which will result in the incurrence of additional equity compensation expense. See "Management—Employee Share Schemes" included elsewhere in this prospectus for further information.

Critical Accounting Policies and Estimates

        This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires management to make estimates that affect the reported amounts of our assets, liabilities, revenues and expenses. Significant accounting policies employed by us, including the use of estimates, are presented in the notes to the consolidated financial statements included elsewhere in this prospectus. We periodically evaluate our estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's subjective or complex judgments, resulting in the need for management to make estimates about the effect of matters that are inherently uncertain. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations may be materially impacted. In addition, some accounting policies require significant judgment to apply complex principles of accounting to certain transactions, such as acquisitions, in determining the most appropriate accounting treatment.

        We believe that the significant accounting estimates and policies described below are material to our financial reporting and are subject to a degree of subjectivity and/or complexity.

Revenue Recognition

        Revenue is based on the fair value of the sale of goods and services, and includes the sales value of long-term contracts appropriate to their state of completion. It excludes inter-company sales between our subsidiaries, VAT and similar sales-based taxes.

        We manufacture and sell a range of vacuum and abatement equipment. Revenue for the sale of goods is recognized when the significant risks and rewards of ownership are transferred to the customer. For most of our equipment sales, this occurs when title transfers to the customer upon shipment. Therefore, revenue is recognized at this time, with warranty reserves being created to cover the expected future warranty obligation costs. If the equipment is shipped subject to installation and the installation constitutes a significant part of the contract, revenue is not recognized until the installation has been completed. Understanding the terms of the contract is the key to revenue recognition and we have various controls in place to ensure the terms are understood by both Edwards and the customer from the agreement of the quotation to the delivery of the goods. Sales returns have not been material.

        We also provide a range of services to our customers, including maintenance service contracts and specialist engineering services. These services are provided on a time and material basis or as a fixed-price contract. Revenue from time and material contracts is recognized under the percentage-of-completion method. Revenue from fixed price contracts is also recognized under the percentage-of-completion method unless the services are provided by means of an indeterminate number of acts over a specified period of time, in which case revenue is recognized on a straight-line basis.

        We sometimes receive orders from customers covering elements of both equipment and services. In these instances, the significant elements of the order are identified and the total order value is apportioned across those elements based upon the stand-alone price of each element. The recognition of each element of revenue is then assessed against the sale of goods or service criteria depending upon the nature of that element. We undertake a small number of major projects for customers, providing a combination of product, service and design solutions. Revenue on long-term construction contracts is recognized on a percentage-of-completion basis. When the outcome of a contract cannot be reliably estimated, revenue is recognized only to the extent that incurred costs are recoverable. Provision is made for all losses incurred together with any foreseeable or anticipated future losses.

Development Costs

        Expenditure on developing new products and processes is written off when incurred, unless it meets the criteria for capitalization. We utilize a product commercialization process to review major research and development projects. The projects are reviewed at a set of predetermined milestones and are either abandoned or approved to continue based on their predicted commercial viability at that point. When the project has reached a point where the product design is finalized, we plan and commit to completing the project and there is a commercial market, subsequent costs are capitalized. In considering whether there is a commercial market, we assess the potential demand for the product from customers and expected price structure and compare this with the remaining estimated development costs.

        Capitalized development costs are stated at cost less accumulated amortization and impairment losses and written off on a straight-line basis over the period in which economic benefits are expected to be consumed, which is typically between two and five years.

Impairment

        Assets that are subject to depreciation or amortization and financial assets are reviewed for impairment whenever an indicator of impairment exists and there are indications that the carrying value of the asset may not be recoverable. The impairment test involves initially comparing the value in use of the cash generating unit with its carrying amount. To calculate the value in use of the cash generating units, pre-tax future cash inflows and outflows are derived from budgets and business forecasts approved by management. Pre-tax interest rates that are appropriate to the relevant countries are used to discount the future cash flows. If the carrying amount of the cash generating unit exceeds the value in use, a comparison is performed to determine whether the fair value of the asset less costs to sell is higher than the carrying amount. Any impairment loss relating to the asset is recognized in the income statement in operating profit.

        Goodwill, the "Edwards" trademark and any other intangible assets that are not subject to amortization are tested for impairment at least annually.

Provisions

        Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

        Provisions for redundancy costs arising from restructuring are made where the plans are sufficiently detailed and where appropriate communication to those affected has been undertaken at the balance sheet date.

        Provisions for warranties are based on contractual arrangements with customers and experience of product performance.

        Provisions for early retirement benefits are made when the constructive obligation for those benefits arises. There are judgments around the actuarial assumptions underlying the provisions, such as retiree longevity, salaries, future inflation rates and rate of return on investment.

        If the actual obligations differ from management estimates, actual costs will differ from the amounts covered by our reserves and therefore may affect future earnings.

Deferred Tax

        Deferred tax is provided in full using the liability method, on temporary differences arising between the tax value of assets and liabilities and their carrying amounts in the historical financial information. Such differences may result in an obligation to pay more tax or a right to pay less tax in future periods. A deferred tax asset is only recognized where it is probable that future taxable profits will be available against which the temporary differences or taxable losses giving rise to the asset can be utilized. Significant judgment is required in determining the worldwide provision for deferred tax.

There are many calculations for which the ultimate tax determination is uncertain, including the forecasting of future taxable profits, in order to assess the likelihood of deferred tax assets crystallizing.

        Where the final tax outcome is different from the amount that was initially recorded, such differences will impact the current and deferred income tax liabilities in the period in which the determination is made.

Results of Operations

        The following table sets out our consolidated income statement for the periods indicated. Solely for convenience, the following table contains a translation of certain Pounds Sterling amounts into equivalent U.S. Dollar amounts based on the closing mid-point spot rate of £1.00 to US$1.5541 at 4:00 p.m. (London time) on December 31, 2011, derived from WM/Reuters and as published by the Financial Times. This translation rate should not be construed as a representation that the Pounds Sterling amounts have been, could have been or could be converted into U.S. Dollars at that or any other rate. See "Exchange Rate Information."

	Year ended December 31,
	2009	2010	2011	2011
	(£ in millions, except per share data)			($ in millions, except per share data)
Income Statement Data:
Revenue	371.2	641.0	700.5	1,088.6
Cost of sales	(259.0)	(395.4)	(442.6)	(687.8)

Gross profit	112.2	245.6	257.9	400.8

Administration expenses before R&D, restructuring and transaction costs and amortization	(67.2)	(95.2)	(99.1)	(154.0)
R&D excluding amortization	(12.5)	(15.1)	(18.3)	(28.4)
Restructuring and transaction costs	(22.6)	(43.7)	(23.7)	(36.8)
Amortization	(16.5)	(18.0)	(17.9)	(27.8)

Total administrative expenses	(118.8)	(172.0)	(159.0)	(247.0)
Other gains/(losses)—net	(23.8)	2.4	3.4	5.3

Operating profit/(loss)	(30.4)	76.0	102.3	159.1

Finance income and costs	5.7	(11.5)	(32.5)	(50.5)

Profit/(loss) before taxation	(24.7)	64.5	69.8	108.6

Taxation	(7.7)	(12.7)	(13.6)	(21.1)

Profit/(loss) after taxation from continuing operations	(32.4)	51.8	56.2	87.5

Profit for the period from discontinued operations	2.4	0.3	—	—

Profit/(loss) for the period	(30.0)	52.1	56.2	87.5

        We operate as a single segment but review our revenue for our addressable market in four market sectors. The following table shows a breakdown of our revenue by market sector for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(£ in millions)
Semiconductor	87.5	235.0	253.6
General Vacuum	117.9	142.3	172.0
Emerging Technologies	51.7	115.4	120.2
Service	114.1	148.3	154.7

Total revenue	371.2	641.0	700.5

        The following table shows a breakdown of our revenue by geographical region for the periods indicated:

	For the year ended December 31,
	2009	2010	2011
	(£ in millions)
United Kingdom	40.6	36.9	20.8
Europe (excluding the United Kingdom)	55.6	64.5	95.7
Americas	104.8	162.1	198.5
South Korea	48.6	141.1	134.8
Japan	60.8	91.1	98.3
Taiwan	26.2	58.4	52.1
China	25.2	57.0	72.8
Other Asia	9.4	29.9	27.5

Total revenue	371.2	641.0	700.5

Year ended December 31, 2011 compared to year ended December 31, 2010

        Revenue.    Our revenue for the year ended December 31, 2011 was £700.5 million, as compared to £641.0 million for the year ended December 31, 2010, an increase of £59.5 million, or 9.3%. This increase was principally due to revenue growth in each of our target market sectors. Year on year growth was 7.9% in Semiconductor, 20.9% in General Vacuum, 4.2% in Emerging Technologies and 4.3% in Service.

        Semiconductor revenue for the year ended December 31, 2011 was £253.6 million, as compared to £235.0 million for the year ended December 31, 2010, an increase of £18.6 million, or 7.9%. This increase was principally due to increased semiconductor demand being driven by PC/tablet shipments and mobile communications, as well as advanced technology node changes (40nm to 28nm) that drove a significant increase in customer investment and shipments to a significant new customer, a U.S. foundry.

        General Vacuum revenue for the year ended December 31, 2011 was £172.0 million, as compared to £142.3 million for the year ended December 31, 2010, an increase of £29.7 million, or 20.9%. This increase was principally from investment in our General Vacuum sales channel and from the introduction of new dry GXS pump, which resulted in significant customer wins in the chemical sectors in Europe and in Asia, as well as continued sales gains in power and steel degassing. We have also seen growth in the Scientific Instruments sub-sector driven by the increase in demand for the nEXT platform, and the expansion of our installed base with existing customers.

        Emerging Technologies revenue for the year ended December 31, 2011 was £120.2 million, as compared to £115.4 million for the year ended December 31, 2010, an increase of £4.8 million, or 4.2%. This increase was principally in the first six months of 2011 with strong sales in China and growth in the FPD and Solar PV sub-sectors.

        Service revenue for the year ended December 31, 2011 was £154.7 million, as compared to £148.3 million for the year ended December 31, 2010, an increase of £6.4 million, or 4.3%. This increase was principally due to increased demand for services resulting from fab utilization and the results of our investment in our Service marketing initiatives and capabilities in each of the principal geographic regions that we serve.

        Cost of Sales.    Our cost of sales for the year ended December 31, 2011 was £442.6 million, as compared to £395.4 million for the year ended December 31, 2010, an increase of £47.2 million, or 11.9%. Of this increase, 9.3% was due to the growth in our sales for the year ended December 31, 2011. The remainder was due to double running costs of operating factories in the United Kingdom prior to their closure and the new facilities in the Czech Republic and South Korea, increased transportation costs caused by the pending relocation of our supply chain, increased service overhead as we intensified our investment in the service business and increased depreciation costs. We also booked a warranty charge of £3.1 million to retrofit certain pumps in harsh environments in the year ended December 31, 2011. We were also adversely effected by the rundown of U.K. manufacturing facilities prior to closure in the year ended December 31, 2011.

        Gross Profit.    Gross profit for the year ended December 31, 2011 was £257.9 million, as compared to £245.6 million for the year ended December 31, 2010, an increase of £12.3 million, or 5.0%. This increase was due to higher sales, partially offset by additional warranty and inventory costs. Gross profit margin decreased by 1.5 percentage points to 36.8% for the year ended December 31, 2011.

        Administrative expenses.    The following table sets forth our administrative expenses for the periods indicated:

	Year ended December 31,
	2010	2011
	(£ in millions)
Sales and marketing	41.0	51.8
General and administrative excluding amortization	34.4	34.6
Bonus	19.8	12.7

Administrative expenses before research and development, restructuring and transaction costs and amortization	95.2	99.1
R&D excluding amortization	15.1	18.3
Restructuring and transaction costs	43.7	23.7
Amortization (excluding PPA amortization)	8.1	7.7
PPA amortization	9.9	10.2

Total administrative expenses	172.0	159.0

        Total administrative expenses decreased by 7.6% to £159.0 million primarily due to reduction in restructuring and transaction costs and bonus, partially offset by increases as a result of investment in sales growth initiatives and R&D. The increase in sales and marketing of £10.8 million includes a £2.3 million increase due to provision for bad debts with the remaining increase due to support growth initiatives in all market sectors. The decline in bonus of £7.1 million was partially due to a £2.8 million lower payout in 2011 based on lower percentage of bonus targets achieved in 2011 as compared to 2010 due to the slow down in the Semiconductor market sector in the second half of 2011. The decline was also due to the requirement to fund the LTIPS 2010 and LTIPS 2011 schemes in 2010 of £4.2 million from 2008 and 2009.

        R&D excluding amortization costs for the year ended December 31, 2011 were £18.3 million, as compared to £15.1 million in the year ended December 31, 2010, an increase of £3.2 million. This increase reflects further investment in product development, particularly in dry pump innovation.

        Restructuring and transaction costs for the year ended December 31, 2011 were £23.7 million, as compared to £43.7 million in the year ended December 31, 2010, a decrease of £20.0 million. The decrease was due to lower restructuring costs related to the opening and commencement of manufacturing in the new plants in the Czech Republic and South Korea, partially offset by the £6.5 million exceptional transaction costs related to the application for admission on the London Stock Exchange, which was withdrawn.

        Other gains/(losses)—net.    Our other gains/(losses) net for the year ended December 31, 2011 were gains of £3.4 million, as compared to gains of £2.4 million for the year ended December 31, 2010, an increase of £1.0 million. This increase in gains was principally due to foreign exchange gains/(losses), which were a gain of £2.7 million in the year ended December 31, 2011 and a gain of £0.9 million in the year ended December 31, 2010. The transactional foreign exchange gains and losses include gains/(losses) on hedging for the years ended December 31, 2011 and 2010 of £3.9 million and £(2.2) million, respectively.

        Operating profit/(loss) for the period.    The operating profit for the year ended December 31, 2011 was £102.3 million, compared to £76.0 million for the year ended December 31, 2010. The profit in the year ended December 31, 2011 includes an operating profit before restructuring and transaction costs of £126.0 million and restructuring and transaction costs of £23.7 million. The operating profit in the year ended December 31, 2010 includes an operating profit before restructuring and transaction costs of £119.7 million and restructuring and transaction costs of £43.7 million.

        Finance income and costs.    The following table sets out the net finance (costs)/income for the periods indicated:

	Year ended December 31
	2010	2011
	(£ in millions)
Interest paid and received	(14.0)	(23.8)
Accretion of Vendor Loan Note	(6.1)	(0.2)
Foreign exchange gains/(losses) on bank and intra-group loans	17.4	0.2
Provisions—unwinding of discounts(1)	—	(2.9)
Fees and amortization of fees	(1.4)	(3.6)
Foreign exchange gains/(losses) on currency options	1.2	—
Fair value gains/(losses) on financial instruments—interest rate swaps	(8.6)	(2.2)

Finance income and costs	(11.5)	(32.5)

(1)
Relates to the Beckmann liabilities and Korean pension provisions.

        Our finance income and costs for the year ended December 31, 2011 were a cost of £32.5 million, an increase of £21.0 million from the year ended December 31, 2010. Interest paid and received increased from £14.0 million to £23.8 million and the accretion of the Vendor Loan Note decreased from £6.1 million to £0.2 million, primarily due to a debt reorganization in February 2011 where we extended the First Lien Credit Agreement and increased our borrowings and used the proceeds to repay the borrowings under the Second Lien Credit Agreement and the Vendor Loan Note. The increase in fees and amortization of fees is due to the write down of unamortized fees of £1.4 million on borrowings under the Second Lien Credit Agreement after the debt was repaid and the amortization of the fees on the additional first lien debt raised of £1.2 million.

        Foreign exchange gains/(losses) on bank and intra-group loans was a gain of £0.2 million for the year ended December 31, 2011, and a gain of £17.4 million in the year ended December 31, 2010. The gain in both periods were driven by the movement in the value of the U.S. Dollar against the Pound Sterling where the U.S. Dollar strengthened from US$1.6149 at the end of December 2009 to US$1.5657 at the end of December 2010, and further to US$1.5541 at the end of December 2011.

        Taxation.    Taxation for the year ended December 31, 2011 was a tax expense of £13.6 million, as compared to a tax expense of £12.7 million for the year ended December 31, 2010. This increase is principally due to the increase in taxable profits.

        Profit for the year from discontinued operations.    Profit from discontinued operations for the year ended December 31, 2011 was £0.0, as compared to £0.3 million for the year ended December 31, 2010, a decrease of £0.3 million, or 100.0%. The sale of assets in ECMEL was completed on August 31, 2010 with a profit on disposal of £0.3 million. Following this sale, all assets classified as held for sale in 2007 have been sold.

Year ended December 31, 2010 compared to the year ended December 31, 2009

        Revenue.    Our revenue for the year ended December 31, 2010 was £641.0 million, as compared to £371.2 million for the year ended December 31, 2009, an increase of £269.8 million, or 72.7%. This increase was principally due to improved macroeconomic conditions, the strong cyclical recovery of the Semiconductor and Emerging Technologies market sectors as well as significant capital expenditure by major South Korean customers and investments in China. Sales to our top 20 customers increased to 53.6% from 46.3% of revenue, in the years ended December 31, 2010 and 2009, respectively.

        Semiconductor revenue for the year ended December 31, 2010 was £235.0 million, as compared to £87.5 million for the year ended December 31, 2009, an increase of £147.5 million, or 168.6%. This increase was principally due to an increase and acceleration in capital spending by major semiconductor manufacturers as they upgraded their technology and tried to gain market sector share in response to increased demand for semiconductor chips, coupled with capacity shortages due to the retirement of fabrication facilities during the downcycle. Sales of new products and sales to new customers in the Semiconductor market sector also contributed to increased revenue for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

        General Vacuum revenue for the year ended December 31, 2010 was £142.3 million, as compared to £117.9 million for the year ended December 31, 2009, an increase of £24.4 million, or 20.7%. This increase was principally due to a recovery in industrial and process vacuum capital expenditures by our General Vacuum customers.

        Emerging Technologies revenue for the year ended December 31, 2010 was £115.4 million, as compared to £51.7 million for the year ended December 31, 2009, an increase of £63.7 million, or 123.2%. This increase was principally due to increased capital expenditures by our FPD customers, especially in China, a recovery in Solar PV investment, a number of customer wins for both pump and abatement and integrated systems, as well as continued development of our LED business.

        Service revenue for the year ended December 31, 2010 was £148.3 million, as compared to £114.1 million for the year ended December 31, 2009, an increase of £34.2 million, or 30.0%. This increase was principally due to a return to pre-global economic recession spending patterns on pump servicing by major customers, as well as continued investment in the expansion and enhancement of our service and remanufacturing infrastructure.

        Cost of sales.    Our cost of sales for the year ended December 31, 2010 was £395.4 million, as compared to £259.0 million for the year ended December 31, 2009, an increase of £136.4 million, or 52.7%. This increase was principally due to the increase in sales as a result of the recovery in business activity for the year ended December 31, 2010. Warranty costs as a percentage of revenue decreased by 0.9 percentage points to 3.0% in the year ended December 31, 2010, as compared to the previous year. This decrease in warranty costs was largely due to the reserve for a Gen 4 pump upgrade in 2009 that was not repeated in 2010. Distribution costs for the year ended December 31, 2010 were £21.1 million, as compared to £11.4 million for the year ended December 31, 2009, an increase of £9.7 million, or 85.1%. This increase was principally due to higher sales activity and an increase in the use of air freight to meet the delivery demands of Semiconductor customers, which were driven in part by the rapid economic recovery in the year ended December 31, 2010. In addition, we experienced temporary planned increases in logistics costs as we commenced the transfer of pump manufacturing from the United Kingdom to South Korea and the Czech Republic.

        Gross profit.    Gross profit for the year ended December 31, 2010 was £245.6 million, as compared to £112.2 million for the year ended December 31, 2009, an increase of £133.4 million, or 118.9%. This increase was primarily due to the strong improvement in revenue and improved operational leverage from cost efficiencies. Gross profit margin increased by 8.1 percentage points to 38.3% for the year ended December 31, 2010.

        Administrative expenses.    The following table sets forth our administrative expenses for the periods indicated:

	Year ended December 31,
	2009	2010
	(£ in millions)
Sales and marketing	34.3	41.0
General and administrative excluding amortization	35.1	34.4
Bonus	(2.2)	19.8

Administrative expenses before research and development, restructuring and transaction costs and amortization	67.2	95.2
R&D excluding amortization	12.5	15.1
Restructuring and transaction costs	22.6	43.7
Amortization (excluding PPA amortization)	6.4	8.1
PPA amortization	10.1	9.9

Total administrative expenses	118.8	172.0

        Administrative expenses for the year ended December 31, 2010 were £172.0 million, as compared to £118.8 million for the year ended December 31, 2009, an increase of £53.2 million, or 44.8%. This increase was principally due to an increase in expenses before R&D, restructuring and transaction costs and amortization and restructuring and transaction costs.

        Administrative expenses before R&D, restructuring and transaction costs and amortization for the year ended December 31, 2010 were £95.2 million, as compared to £67.2 million in the year ended December 31, 2009, an increase of £28.0 million, or 41.7%. This increase was principally due to reinstated bonuses in 2010, which were achieved at maximum payout levels of £19.8 million charged in the year ended December 31, 2010, compared to a credit of £2.2 million in the year ended December 31, 2009, and reflected the strong overall business performance for the year ended December 31, 2010. In comparison, no bonuses were paid in respect of the year ended December 31, 2009. The remaining cost increases in the year ended December 31, 2010 were a result of increased expenditure on sales and marketing, higher R&D expenditure (as we accelerated investment in new product innovation) partially offset by the benefits of general overhead streamlining and the launch of the new shared services centre in Brno, Czech Republic.

        Restructuring and transaction costs for the year ended December 31, 2010 were £43.7 million, as compared to £22.6 million in the year ended December 31, 2009, an increase of £21.1 million, or 93.4%. This increase was principally due to restructuring costs to implement our restructuring plan, including the transfer of scroll pumps and nEXT/EXT pumps to an expanded facility at Lutin in the Czech Republic and the construction of a new dry pump manufacturing, including Gen 4 machining, facility at Cheonan in South Korea. In addition, we established reserves against future planned redundancies, increased Beckmann liabilities and property disposals associated with the restructuring plan totaling £31.2 million.

        Amortization (excluding PPA amortization) for the year ended December 31, 2010 was £8.1 million, compared to £6.4 million for the year ended December 31, 2009, an increase of £1.7 million, or 26.6%. This increase was principally due to the capitalization of additional development costs in intangible assets held in the balance sheet.

        Other gains/(losses)—net.    Our other gains/(losses) net for the year ended December 31, 2010 was a gain of £2.4 million, as compared to losses of £23.8 million for the year ended December 31, 2009, an increase of £26.2 million. This change was principally due to the net foreign exchange gains/(losses) on operating activities.

        The transactional foreign exchange gains and losses include losses of £2.2 million and losses of £15.9 million on hedging for the years ended December 31, 2010 and 2009, respectively.

        Operating profit/(loss) for the year.    The operating profit for the year ended December 31, 2010 was £76.0 million, as compared to an operating loss of £30.4 million for the year ended December 31, 2009, an increase of £106.4 million. This increase was primarily the result of the increase in revenues combined with lower costs as a percentage of revenue.

        Finance income and costs.    The following table sets out the net finance (costs)/income for the periods indicated:

	Year ended December 31,
	2009	2010
	(£ in millions)
Interest paid and received	(14.4)	(14.0)
Accretion of Vendor Loan Note	(2.7)	(6.1)
Foreign exchange gains/(losses) on bank and intra-group loans	18.1	17.4
Foreign exchange gains/(losses) on currency options	11.6	1.2
Fair value gains/(losses) on financial instruments—interest rate swaps	(5.5)	(8.6)
Fees and amortization of fees	(1.4)	(1.4)

Finance income and costs	5.7	(11.5)

        Finance income and costs for the year ended December 31, 2010 was a cost of £11.5 million, as compared to income of £5.7 million for the year ended December 31, 2009, an increase of £17.2 million. This increase was principally due to the fair value adjustments with respect to the carrying value of financial instruments and the accretion of the Vendor Loan Note.

        Taxation.    Taxation for the year ended December 31, 2010 was a tax expense of £12.7 million, as compared to a tax expense of £7.7 million for the year ended December 31, 2009. This increase was principally due to the significant increase in taxable profits.

        Profit for the year from discontinued operations.    Profit for the year from discontinued operations for the year ended December 31, 2010 was £0.3 million, as compared to £2.4 million for the year ended December 31, 2009, a decrease of £2.1 million, or 87.5%. The sale of assets in ECMEL was completed on August 31, 2010 with a profit on disposal of £0.3 million. Following this sale, all assets classified as held for sale in 2007 have been sold.

Liquidity and Capital Resources

        Our principal sources of funding consist of cash from operations, cash and cash equivalents borrowings under our term loans and availability under a revolving credit facility (the "Revolving Credit Facility") pursuant to the First Lien Credit Agreement. As of December 31, 2011, we had current financial debt of £4.7 million, non-current financial debt of £451.6 million and cash and cash equivalents of £91.8 million, resulting in net financial debt of £364.5 million. As of December 31, 2011, we had a committed revolving credit facility of US$75.0 million (£48.3 million) of which US$16.4 million (£10.5 million) was utilized for letters of credit. We believe that our cash from operations, available cash and cash equivalents and available borrowings, together with the net proceeds to us from this offering, will be sufficient to meet our liquidity needs, including for capital expenditures, through at least the next 12 months.

Cash Flows

        The following table sets out information on our cash flows for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(£ in millions)
Net cash generated/(consumed) from operating activities	(5.1)	143.8	85.9
Total cash flow from investing activities	(11.6)	(44.9)	(50.6)
Total cash flow from financing activities	(19.4)	(17.2)	(103.0)
Change in cash and cash equivalents	(36.1)	81.7	(67.7)

Net Cash Generated From Operating Activities

        In the year ended December 31, 2011, our net cash generated from operating activities was £85.9 million, compared to a cash inflow of £143.8 million in the year ended December 31, 2010, a decrease of £57.9 million. This decrease was primarily due to increases in working capital to support additional sales and factory transition and payment of additional taxes, partially offset by an increase in profitability.

        In the year ended December 31, 2010, our net cash generated from operating activities was £143.8 million, compared to cash consumed of £5.1 million in the year ended December 31, 2009, an increase of £148.9 million. This increase was primarily due to the strong recovery in revenue and profitability in the year ended December 31, 2010 and continued working capital efficiencies.

        Net cash generated from operating activities included payments for restructuring and transaction costs of £26.0 million in the year ended December 31, 2011, £10.0 million in the year ended December 31, 2010 and £19.8 million in the year ended December 31, 2009.

        We continue to focus on working capital management actions to release cash from the balance sheet through regional cash committees which implement actions to improve collection of receivables, improve inventory turns and negotiation of longer payment terms with suppliers. Overall, this program resulted in a reduction of net working capital days in 2010, which we define as days sales outstanding plus inventory days less days payable outstanding, to 65 as of December 31, 2010 from 79 days as of December 31, 2009. However, as of December 31, 2011, the impact of increased inventory to manage the transition of pump manufacturing from the United Kingdom to the Czech Republic and South Korea pushed inventory days up by 33 days compared with the previous year end, resulting in net working capital days of 98. We believe this increase in inventory days to be temporary and will not continue after we complete the transition.

Total Cash Flow From Investing Activities

        Investing activities consist of capital expenditure on PP&E and intangible fixed assets, primarily development costs and SAP roll out costs. In the year ended December 31, 2011 our total cash consumed by investing activities was £50.6 million, compared to £44.9 million of cash consumed in the year ended December 31, 2010, an increase of £5.7 million. This change was primarily due to the acquisition of tangible fixed assets for the new plants in the Czech Republic and South Korea as part of the restructuring program.

        In the year ended December 31, 2010, our total cash flow from investing activities was £44.9 million of cash consumed, compared to £11.6 million of cash consumed in the year ended December 31, 2009, an increase of £33.3 million. This change was primarily due to the acquisition of tangible and intangible fixed assets for normal operating purposes and the acquisition of PP&E as part of the restructuring program primarily in the Czech Republic and South Korea.

Total Cash Flow From Financing Activities

        In the year ended December 31, 2011, our total cash consumed by financing activities was £103.0 million, compared to total cash consumed of £17.2 million in the year ended December 31, 2010, an increase of £85.8 million. This increase was primarily due to the payment of an interim preference share dividend that had been accruing from May 31, 2007 to February 25, 2011 of £81.1 million in February, 2011, with none being paid in the prior period. This amount was partially offset by additional borrowings under our term loans.

        In the year ended December 31, 2010, our total cash consumed by financing activities was £17.2 million, compared to total cash consumed of £19.4 million in the year ended December 31, 2009, a decrease of £2.2 million. This decrease was primarily due to an increase in interest paid of £6.6 million being more than offset by the lower repayment of debt of £8.9 million.

Capital Expenditures

        For the years ended December 31, 2011, 2010 and 2009, we made capital expenditures in the amount of £53.6 million, £45.7 million and £18.2 million, respectively. The following table provides a breakdown of our capital expenditures for the periods indicated:

	For the year ended December 31,
	2009	2010	2011
	(£ in millions)
Research and development capitalized	8.6	7.1	8.4
Property plant & equipment (PP&E) and other intangibles	6.6	10.6	28.3
Restructuring PP&E	3.0	28.0	16.9

Total capital expenditure	18.2	45.7	53.6

        The following table provides a breakdown of our capital expenditures by geographical region for the periods indicated:

	For the year ended December 31,
	2009	2010	2011
	(£ in millions)
United Kingdom	12.4	15.1	12.5
Europe (excluding the United Kingdom)	3.4	9.0	14.9
America	0.4	0.2	1.0
South Korea	0.4	18.7	20.7
Japan	1.0	2.1	3.1
Taiwan	0.1	0.1	0.1
China	0.3	0.4	1.1
Other Asia	0.2	0.1	0.2

Total capital expenditure	18.2	45.7	53.6

        Capital expenditure in the year ended December 31, 2011 was £53.6 million, compared to £45.7 million in the year ended December 31, 2010, an increase of £7.9 million, primarily as a result of capital expenditure on the new manufacturing facilities in the Czech Republic and in South Korea as part of the restructuring program.

        Capital expenditure in the year ended December 31, 2010 was £45.7 million, compared to £18.2 million in the year ended December 31, 2009, an increase of £27.5 million, primarily as a result of capital expenditure on the new manufacturing facilities in the Czech Republic and in South Korea as part of the restructuring program.

        Asset sales realized £2.4 million, £0.3 million and £4.3 million in the years ended December 31, 2011, 2010 and 2009, respectively.

        We expect to invest £36.8 million in capital expenditures in the year ended December 31, 2012, of which £0.8 million is expected to be primarily related to restructuring. As of December 31, 2011, we had contractually committed £6.1 million to our capital expenditure program, of which £0.8 million is related to the restructuring program. We intend to fund our capital expenditure program primarily through operating cash flow.

Indebtedness

        During February 2011, we amended and extended the First Lien Credit Agreement until May 2016 and repaid our existing borrowings under the Second Lien Credit Agreement and the Vendor Loan Note. The First Lien Credit Agreement was amended and restated on September 16, 2011 to terminate the existing revolving credit facility and enter into a new revolving credit facility (the "New Revolving Credit Facility"). The First Lien Credit Agreement was further amended on March 21, 2012 to increase the commitments available to us under the New Revolving Credit Facility.

        On February 25, 2011, we declared and paid an interim preference share dividend to the holders of the preference shares of US$130.8 million (£81.1 million). Under IFRS accounting rules, dividends on equity instruments are not included in the financial statements until they are declared. As of December 31, 2011, dividends of US$25.7 million (£16.5 million) on our preference shares have been accruing since February 26, 2011, the day following the declaration of the February 2011 preference share dividend.

        As of December 31, 2011, substantially all of our indebtedness related to our term loans, unamortized fees relating to the term loans, finance leases and other loans. As of December 31, 2010 and 2009, substantially all of our indebtedness related to term loans, unamortized fees relating to the term loans, the Vendor Loan Note and finance leases.

        The following table shows our indebtedness as of the dates indicated:

	As of year ended December 31,
	2009	2010	2011
	(£ in millions)
Non-current borrowings:
Term loans	375.8	384.4	438.2
Unamortized fees relating to the term loans	(3.6)	(2.5)	(5.6)
Vendor Loan Note	34.8	—	—
Finance leases	0.2	1.2	4.3
Other loans	—	7.7	14.7

Total non-current borrowings	407.2	390.8	451.6

Current borrowings:
Term loans	2.7	2.7	4.5
Unamortized fees relating to the term loans	(1.0)	(1.0)	(2.0)
Vendor Loan Note	—	50.0	—
Finance leases	0.2	0.4	1.7
Other loans	—	—	0.5

Total current borrowings	1.9	52.1	4.7

Total borrowings	409.1	442.9	456.3

        As of December 31, 2011, 97% of our borrowings bore interest at variable rates before hedging, primarily due to the repayment of the Vendor Loan Note. Net interest on our bank deposits, bank overdraft and loans, excluding interest rate swaps, for the year ended December 31, 2011 was £23.8 million, reflecting, higher market rates for the extended first lien, additional first lien borrowing to replace the Vendor Loan Note, plus mortgage interest on the Czech and South Korean factories, and finance lease interest on South Korean machine tools. As of December 31, 2010, 89% of our borrowings bore interest at variable rates before hedging. Due to a decrease in interest rates on our floating rate debt, principally due to a decrease in LIBOR, net interest decreased on the same basis to £14.0 million in the year ended December 31, 2010 from £14.4 million in the year ended December 31, 2009.

        Our exposure to variable rates on our borrowings is mitigated by our entering into interest rate swaps against three-month U.S. Dollar LIBOR. As of December 31, 2011, 44% of our debt under the First Lien Credit Agreement was hedged to November 2012 at 1.89%, 59% from December 2012 to February 2014 at 2.14%, 61% from March 2014 to May 2014 at 2.14%, 34% from June 2014 to November 2014 at 2.53% and 19% from December 2014 to May 2016 at 2.25%.

        The following table sets forth the carrying amounts of our indebtedness by currency denomination as of the dates indicated:

	As of year ended December 31,
	2009	2010	2011
	(£ in millions)
Pound Sterling	30.2	46.5	(7.6)
U.S. Dollar	378.5	388.3	448.3
Japanese Yen	0.4	0.4	0.4
Czech Crown	—	—	6.8
South Korean Won	—	7.7	8.4

Total	409.1	442.9	456.3

Term Notes and the Revolving Credit Facility

        We had two term loans put in place at the time of our acquisition in May 2007. The First Lien Credit Agreement provided for a US$530 million facility, US$430 million of which was available as term loans which were fully drawn at closing (with US$100 million available as the Revolving Credit Facility described below). At the same time that we secured the first lien term loan, we secured a term loan under the Second Lien Credit Agreement for US$185 million, which was also fully drawn at closing.

        The First Lien Credit Agreement was amended and restated on February 22, 2011 to, (i) permit prepayment of the Second Lien Credit Agreement debt; (ii) permit prepayment of a dividend to our shareholders; (iii) facilitate redemption of the Vendor Loan Note; and (iv) provide increased operational flexibility following a Qualified IPO (as defined in the First Lien Credit Agreement). Pursuant to the amendment and restatement, additional term loans were made available to Cayman II in the amount of US$280 million, thereby increasing the nominal amount of the First Lien Credit Agreement to US$810 million. Due to amortization of the existing term loans, as of December 31, 2011, the First Lien Credit Agreement consists of US$688.0 million term loans (fully drawn) and US$75.0 million Revolving Credit Facility (US$16.4 million of which has been utilized by the issue of standby letters of credit). Additional information on the amendments to the First Lien Credit Agreement is set out in "Description of Certain Indebtedness." The revised amortizing loans under the First Lien Credit Agreement are repayable at US$6.9 million per year until the bulk of the balance matures on May 31, 2016, and the remaining US$13.7 million matures on May 31, 2014. The borrowings under the First Lien Credit Agreement become repayable on a change in control as the term is defined in First Lien Credit Agreement. The First Lien Credit Agreement was amended and restated on September 16, 2011 to enter into the New Revolving Credit Facility and further amended on March 21, 2012 to increase the commitments available to us under the New Revolving Credit Facility described below.

        Cayman II utilized part of the additional term loans to prepay the Second Lien Credit Agreement debt in full on February 22, 2011.

        The effective rates of interest on the term loans, taking into account the effect of the interest rate swaps, were 5.6%, 5.7% and 5.2% for the years ended December 31, 2009, 2010 and 2011, respectively.

        As of December 31, 2010, we had a syndicated Revolving Credit Facility of US$100.0 million (£63.9 million). Letters of credit have been issued against this facility, with a balance of £7.6 million as of December 31, 2010, leaving an undrawn borrowing facility of £56.3 million as of December 31, 2010. On September 16, 2011, we amended and restated the First Lien Credit Agreement to terminate the Revolving Credit Facility, and enter into the New Revolving Credit Facility which was subsequently amended on March 21, 2012. Under the New Revolving Credit Facility, as amended, US$90.0 million of borrowings are available to us as of the date of this prospectus. The utilized amount under the Revolving Credit Facility for issuance of letters of credit was rolled over to the New Revolving Credit Facility. The New Revolving Credit Facility expires on May 31, 2016. As of March 31, 2012, US$13.8 million (£8.6 million) in standby letters of credit have been issued against this facility, leaving an undrawn borrowing facility of US$76.2 million (£47.7 million).

        The security package in connection with our First Lien Credit Agreement includes security over ordinary shares, receivables, inventory, intellectual property, real estate, equipment and machinery. Our subsidiaries whose ordinary shares have been pledged include companies in China, Italy, Singapore, Taiwan and Germany. In addition, certain of our subsidiaries including Cayman I, Cayman II, Edwards UKCo2 Ltd, Edwards Limited, Edwards U.S. Holdco Ltd, Edwards Chemical Management Europe Ltd., Edwards Japan Ltd. and Edwards High Vacuum International Ltd., Edwards SRO, Edwards Korea Ltd. and Edwards Holdco1 Inc. have a floating charge over their assets.

        For additional information on the bank term loans and the New Revolving Credit Facility, see "Description of Certain Indebtedness."

Unamortized Fees Relating to the Term Loans

        The unamortized fees relating to the term loans are the fees incurred by us to acquire the First Lien Credit Agreement and Second Lien Credit Agreement and are being written down over the life of the loans. The unamortized fees relating to the Second Lien Credit Agreement were written off in February 2011 on the paydown of the debt.

Vendor Loan Note

        The Vendor Loan Note represented deferred consideration for the acquisition of our business. Its principal value was £45.0 million and interest was charged at 3.0% compounding annually. The Vendor Loan Note had a maturity of either May 31, 2016 or a liquidity event, which included the occurrence of a value event, sell down, change of control, distribution, loan, major disposal or a reduction of capital. As part of the agreement to amend and extend the First Lien Credit Agreement, the Vendor Loan Note was repaid on February 24, 2011.

Finance Leases

        We have entered into a number of finance leases for plant and machinery in South Korea and company cars in Japan. The present value of finance lease minimum lease payments as of December 31, 2011 was £6.0 million.

Other Loans

        As of December, 31, 2011 other loans consisted of a mortgage of the new manufacturing facility constructed in South Korea. As of December 31, 2011, borrowings under this mortgage had increased to £8.4 million and a mortgage on the new manufacturing facility in the Czech Republic had been fully drawn at £6.8 million.

Contractual Obligations

        The following table sets out our contractual obligations as of December 31, 2011:

		Payments Due By Period
	Interest Rate	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
		(£ in millions)
Term Loans	U.S. LIBOR +4.0%	4.4	17.6	420.7	—	442.7
South Korean mortgage	5.8%	—	3.3	3.3	1.8	8.4
Czech mortgage	5.5%	0.6	1.3	1.3	3.6	6.8
South Korean M/C tools leases	6.2%	1.5	1.9	2.2	—	5.6
Other Finance leases	6.0%	0.1	0.2	0.1	—	0.4
Operating leases	—	4.3	6.6	4.0	7.0	21.9
Purchase obligations	—	13.8	—	—	—	13.8
Other Long Term Liabilities
U.K. early retirement benefits	—	0.3	0.9	1.6	57.1	59.9
Warranty	—	12.6	6.2	—	—	18.8
Restructuring and reorganization	—	7.0	0.3	—	—	7.3

Total		44.6	38.3	433.2	69.5	585.6

Contingent Liabilities and Off-balance Sheet Arrangements

        As of December 31, 2011, we had no off-balance sheet arrangements.

        As of December 31, 2011, 2010 and 2009, we had guarantees of £12.9 million, £8.9 million and £7.4 million, respectively, issued in the ordinary course of business. These are predominantly related to either bank guarantees offered as security until the expiration of the warranty period as stipulated within the sales contract or bank guarantees for customers in return for upfront or staged payments.

        The First Lien Credit Agreement allows for up to US$30.0 million of non-recourse receivables factoring in Japan, and there is a general basket of an additional US$60.0 million which can be used for non-recourse receivables factoring in other jurisdictions, and in Japan if the specific basket is full. We have entered into factoring arrangements in Japan to take advantage of relatively low interest rates and in South Korea as part of financing arrangements with key customers. As of December 31, 2010, we had factoring arrangements without recourse in place with multiple corporations totaling £22.8 million. As of December 31, 2011, this had decreased to £20.7 million. As these are non-recourse arrangements, we do not retain any collection risk.

Qualitative and Quantitative Disclosures About Market Risk

        In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as foreign exchange risk, cash flow and fair value interest rate risk, credit and counterparty risk and liquidity risk. Further information can be found in notes 21 and 22 to our consolidated financial statements included elsewhere in this prospectus. The following analysis provides a summary of our exposure to the financial risks described above.

Foreign Exchange Risk

        We operate internationally and are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar, the Euro, the Japanese Yen, the South Korean Won and Czech Crown.

        Our policy requires the Treasury function to manage the majority of foreign exchange risk. Treasury manages exposures on both recognized and expected exchange exposures in the normal course of business. We hedge net forecasted cash flows in each major foreign currency up to two years in advance according to prescribed target hedging ranges set by our board of directors.

        In the year ended December 31, 2010, we hedged 79% of our overall currency exposures, 62% of which were Pounds Sterling/U.S. Dollar exposures, where we hedged £190 million. The remaining 17% consisted of other currency pairings including Pounds Sterling/Euro, Pounds Sterling/Japanese Yen, Czech Crown/Pounds Sterling and Japanese Yen/U.S. Dollar. As of December 31, 2010, we had hedged approximately 70% of our projected 2011 exposures and 35% of our projected 2012 exposures. As of December 31, 2011 this had increased to 84% of our projected 2012 exposures and 39% of projected 2013 exposures. For the year ended December 31, 2011, we had a gain on foreign exchange hedging of £3.9 million and the foreign exchange hedges in place as of December 31, 2011 were negative by £11.7 million.

Cash Flow and Fair Value Interest Rate Risk

        Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Our policy is to hedge interest rate risk with interest rate swaps, subject to the availability of banking facilities.

        We analyze our interest rate exposure on a regular basis. Various scenarios are considered, including, renewal of existing positions and hedging.

        We manage our cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, we agree with other parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

        As of December 31, 2011, interest rate swaps covered 44% of our borrowings under the First Lien Credit Agreement to the end of November 2012 at 1.89%, 59% from December 2012 to February 2014 at 2.14%, 61% from March 2014 to May 2014 at 2.14%, 34% from June 2014 to November 2014 at 2.53%, and 19% from December 2014 to May 2016 at 2.25%.

Credit and Counterparty Risk

        We are exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but do not expect any counterparties to fail to meet their obligations.

        Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to corporate customers most, of whom are major corporations, universities and government organizations. Credit quality of the counterparties and customers is assessed and individual risk limits are set in accordance with policy. The credit risk is constantly monitored using internationally recognized credit agencies.

Liquidity Risk

        Our liquidity risk concerns maintaining sufficient cash and funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Treasury function maintains flexibility in funding by maintaining availability under committed credit lines. Management monitors rolling forecasts of our liquidity reserve, which comprises un-drawn borrowing facilities, see notes 2.21 and 20 to our consolidated financial statements included elsewhere in this prospectus on the basis of expected cash flow.

Recent Accounting Pronouncements

        The IASB and the International Financial Reporting Standards Interpretations Committee have issued the following standards and interpretations with an effective date after December 31, 2011:

        IFRS 9 "Financial Instruments—Classification and measurement," (effective from January 1, 2013). IFRS 9 as issued reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets. We are evaluating the possible effect of the adoption of this new standard on our consolidated financial statements but are presently unable to assess such effect, if any. We do not anticipate that the adoption of this standard and interpretation will have a material impact on our consolidated financial statements.

        IFRS 13 "Fair Value Measurement" (effective From January 1, 2012). IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and U.S. GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS or U.S. GAAP. We are evaluating the possible effect of the adoption of this new standard on our consolidated financial statements but are presently unable to assess such effect, if any. We do not anticipate that the adoption of this standard and interpretation will have a material impact on our consolidated financial statements.

        For a further discussion of recent accounting pronouncements, see note 2.3 to our consolidated financial statements included elsewhere in this prospectus.

 INDUSTRY AND MARKET SECTOR DATA

        In this prospectus, we rely on and refer to information, statistics and forecasts regarding our industry, the size of certain market sectors in which we operate and our position within those sectors in which we compete. We obtained this industry and market sector data from various sources, including periodic industry publications, third-party studies and surveys. Industry and market sector data could prove inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of the underlying raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein. This prospectus also contains our own internal research and estimates, which are derived from our management's knowledge and experience in the markets in which we operate, as well as from independent third parties including independent industry publications, governmental publications, reports by market research firms or other independent sources.

        Various market statistics set forth in this prospectus are based on data from the International Statistics on Vacuum Technology, or ISVT, an internationally recognized body that researches and collects data in relation to all principal areas of vacuum technology, and VLSI Research, Inc., or VLSI, a provider of market research and economic analysis on the technical, business and economic aspects within the semiconductor and related industries. Both ISVT and VLSI define market sectors differently from our definitions. Throughout this prospectus, references to market data for the Semiconductor, General Vacuum and Emerging Technologies market sectors represent market data for various sub-sectors reported by ISVT or VLSI that coincide with our market sectors but are reported under different sector names by ISVT and VLSI. In addition, the market statistics have some inherent limitations. For example, ISVT market size estimates include vacuum-related services but exclude the abatement market. In addition, VLSI abatement market size estimates exclude abatement-related services. Also, ISVT market data are derived from self-reported financial information and exclude those companies in the vacuum market that choose not to report information to ISVT, including companies in growth markets such as China, South Korea and India, among others.

        Our management believes these sources to be appropriate and reasonable. We may change the methodology of our data in the future as new information becomes available. In that case, period to period comparisons of such metrics in the future may not be meaningful. As of the date of this prospectus, key parts of the 2011 market data were unavailable.

BUSINESS

Overview

        Edwards, a global industrial technology company, is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services. We sell our products, systems and services across several targeted market sectors that we define as Semiconductor, General Vacuum and Emerging Technologies, each of which contains several sub-sectors. In the year ended December 31, 2010, we derived approximately 70% of our equipment revenue from market sub-sectors where, according to VLSI data, we have the leading market share position. In Semiconductor and certain sub-sectors within Emerging Technologies, our market share in 2010, according to VLSI data, was more than two times that of our current nearest competitor. We believe our strong market position is due to our technical expertise, long-standing customer relationships, product performance and a competitive cost structure.

        Our vacuum products and abatement systems are critical enabling technologies for many high precision manufacturing processes. Our products create highly controlled, low pressure, particle-free environments for manufacturing processes in a wide range of diversified, technology-driven industries. Our vacuum products include a broad range of dry pumps, turbomolecular pumps and other vacuum pumps used to create highly-controlled, low-pressure, particle-free environments for a diverse set of manufacturing processes. Our abatement systems include stand-alone and customized solutions which integrate vacuum and exhaust management technologies. Abatement products are used to manage exhaust gases and other process byproducts extracted by dry pumps. Abatement is required both to prevent adverse chemical reactions within production processes and to comply with strict regulatory emissions controls. Our value-added services include equipment monitoring, repair and overhaul, remanufacturing, service upgrades and provision of spare parts. We sell our products and services to a diverse group of more than 20,000 customer accounts. This group includes many blue chip companies that are global leaders in their respective markets and some of which have been our customers for as long as 20 years.

        We believe our large installed base of products and systems, broad intellectual property portfolio, and long history of innovation and collaboration with customers, reinforce our industry leadership. Our research and development teams utilize our deep technology expertise to facilitate collaborative innovation with our customers. Through our ongoing customer relationships, many of which are fostered by our on-site sales and service personnel, we gain early insight into our customers' technology roadmaps. By creating new products that are linked to our customers' development needs, our solutions become essential to their products and manufacturing processes. New products typically represent a large portion of our revenues in a given period. For example, we derived 33% of our revenues in 2011 from sales of products launched during the three years ended December 31, 2011.

        Our business benefits from strong secular trends, such as the increasing miniaturization and sophistication of electronic devices, proliferation of consumer electronics, increasing demand for greenhouse gas and other air emission abatement technology and related services and industrialization of growth economies. In addition, the increasing use of vacuum and abatement products in new applications such as the transitioning of wet to dry pumps in steel degassing, glass coating and industrial thin-film deposition applications, has enabled us to achieve strong growth. For example, according to Gartner and ISVT, there has been an increase in the vacuum-related share of semiconductor capital expenditures from 3.8% in 2004 to 5.3% in 2010, which we believe is a result of increasing need for vacuum technologies in manufacturing processes.

        Following our separation from The BOC Group plc in 2007, we began a multi-year operational improvement program. This program has resulted in a more variable, lower cost operating model, better alignment with our customers' needs and a more efficient global supply chain. For example, from January 1, 2008 to December 31, 2011, we reduced the number of our manufacturing facilities from 17 to 11. Further, from January 1, 2008 to December 31, 2011, we increased our overall variable cost base from 73% to 77% of total costs, reduced our variable costs from 63% to 59% of revenue and increased the low-cost country sourcing of our raw materials and components from 11% to 25%. Furthermore, since 2007, our operational restructuring program, particularly our investment in low-cost manufacturing facilities in South Korea and the Czech Republic, which are strategically located in close proximity to our customers, the development of low-cost supply chains and our focus on the development of new higher value products has allowed us to achieve strong growth and enhance our margins. Our £114.2 million investment in our restructuring through December 31, 2011 has enhanced our operating income, margins, cash flow and cash conversion rate. We estimate that our restructuring program has led to £50.3 million improvement in operating profit for the year ended December 31, 2011. We also believe these initiatives will enhance our profitability and cash flow generation through industry cycles and will significantly increase our flexibility to quickly respond to changes in customer demands.

        We are a global business with a diverse revenue mix by geography, customer and end-markets. We generated revenue of £700.5 million (US$1,088.6 million), gross profit of £257.9 million (US$400.8 million), profit after taxation of £56.2 million (US$87.5 million), adjusted EBITDA of £160.9 million (US$250.1 million), adjusted EBITDA margin of 23.0% and adjusted net income of £84.8 million (US$131.8 million), for the year ended December 31, 2011, and in that period, we recorded 55% of our revenue from Asia, 28% from the Americas and 17% from Europe. Our goal is to continue to deliver consistent and strong growth, profitability and cash conversion through, and across, industry cycles.

        For the year ended December 31, 2010, we generated revenue of £641.0 million, gross profit of £245.6 million, profit after taxation of £51.8 million, adjusted EBITDA of £151.8 million, adjusted EBITDA margin of 23.7% and adjusted net income of £85.1 million. For the year ended December 31, 2009, we generated revenue of £371.2 million, gross profit of £112.2 million loss after taxation of £32.4 million, adjusted EBITDA of £21.6 million, adjusted EBITDA margin of 5.8% and adjusted net loss of £28.8 million. For the year ended December 31, 2008, we generated revenue of £509.8 million, gross profit of £164.4 million loss after taxation of £17.6 million, adjusted EBITDA of £72.1 million, adjusted EBITDA margin of 14.1% and adjusted net income of £33.1 million.

Our Market Opportunity

        Vacuum and abatement are essential elements of many manufacturing processes and are required in over 60 general manufacturing industries. Manufacturers of semiconductors, scientific instruments, R&D equipment, FPD and solar products have driven development of vacuum and abatement technologies, as their manufacturing processes have required increasingly demanding materials and vacuum environments. As demand for their end products increases, manufacturers have required new, more advanced vacuum and abatement technologies to enable more complex and sophisticated production processes and support compliance with heightened regulatory requirements. According to combined VLSI and ISVT data, the total size of the vacuum, vacuum-related services and abatement market was US$5.4 billion in 2010, of which, US$2.6 billion came from Semiconductor and Emerging Technologies and US$2.8 billion came from General Vacuum. We believe that the increasing use of vacuum and abatement products in new general vacuum applications, such as the transitioning from wet to dry pumps in steel degassing, glass coating and industrial thin-film deposition applications, is increasing the portion of the $2.8 billion General Vacuum market that we compete in. The total size of the Service sector, which is included in each of the General Vacuum, Semiconductor and Emerging Technologies market sectors, was approximately US$1.0 billion in 2010, excluding abatement services.

        We focus on providing products, systems and services to customers in the following sectors:

Edwards Key Market Sectors / Sub-sectors	2010 Market Sector Size (in billions)	2011 Edwards Revenues (% of total revenue)	Select Market Sector Growth Drivers	Key Processes / Services
Semiconductor and Emerging Technologies	US$2.6
• Semiconductor		36%	• Increasing demand for electronic devices	• Deposition
			• Device miniaturization	• Etching
			• Increasing vacuum and abatement intensity	• EUV Lithography
			• Demand for energy efficient solutions
• Emerging Technologies		17%	• Increasing end market demand for larger HD FPDs	• Deposition • Etching
• FPD			• Need for clean energy solutions (e.g. solar)	• MOCVD
• Solar PV			• Demand for LED general lighting solutions
• LED			• Emergence of next generation of smartphones

General Vacuum	US$2.8	25%	• Wet pump to dry pump transition	• Steel degassing
• Industrial (incl. TFD)			• BRIC Countries industrialization • Energy reduction initiatives • Proliferation of new applications in life sciences	• Metallurgy • Glass coating • Drug testing and genomics

Service (excluding abatement services)	~US$1.0 (included in above sectors)	22%	• Harsher processes • Focus on lower total cost of ownership • Energy efficiency upgrades • Growing number of integrated vacuum systems	• On-site service • Equipment monitoring • Overhaul & repair • Remanufacturing • Service upgrades • Spare parts

Semiconductor

        Demand for semiconductors is largely driven by purchases of consumer electronics and the proliferation of electronic applications in industrial, automotive, communications, computing and other large end-markets. Growth in the market sector has historically been enabled by device and feature miniaturization, which has reduced costs and improved semiconductor device capabilities over time. Each decrease in feature size, or node transition, drives new semiconductor capital equipment spending as fabrication facilities expand or adjust their processes. The Semiconductor market sector is cyclical, as changes in manufacturing capacity, as well as fluctuations in consumer demand, can have significant effects throughout the supply chain. According to Gartner, total semiconductor wafer fabrication equipment revenue grew from approximately US$26.0 billion in 2005 to US$34.7 billion in 2011.

        In order to control the manufacturing process at decreasing dimensions, it is increasingly necessary to perform more semiconductor manufacturing process steps with higher accuracy and uniformity. To achieve this, semiconductor processes must operate in extremely clean vacuum environments. As the features and circuit sizes decrease, the number of process steps in the manufacture of semiconductors will continue to increase, leading to an increase in demand for vacuum equipment and abatement systems. Furthermore, miniaturization is also expected to require new manufacturing techniques, such as EUV lithography, that will further drive adoption of vacuum and abatement systems for semiconductor manufacturers.

        According to surveys we conducted, a typical semiconductor fabrication facility has approximately 750 dry pumps, 200 turbomolecular pumps and 200 abatement systems. Dry pumps and abatement systems are sold directly to foundries and integrated device manufacturers for use in their manufacturing processes, and turbomolecular pumps are sold directly to semiconductor tool OEMs to be integrated into their process tools. According to Gartner and ISVT, there has been an increase in the vacuum-related share of semiconductor capital expenditures from 3.8% in 2004 to 5.3% in 2010, which we believe is as a result of an increasing need for vacuum technologies in manufacturing processes.

Emerging Technologies

        Similar to semiconductor manufacturing, the manufacturing of products in the Emerging Technologies market sector requires extremely clean and controlled environments, created by using a combination of vacuum pumps and abatement systems. The primary sub-sectors in Emerging Technologies include FPD, Solar PV and LED. Growth in Emerging Technologies is driven by capacity expansions and facility upgrades as well as the need for more energy efficient processes and increased demand for greenhouse gas and other air emission abatement technology and related services. This sector is evolving and we believe that future technological developments will drive further demand for vacuum and abatement systems. For example, various nanotechnologies, including carbon nano-tube and graphene applications, require a vacuum environment, as does the manufacturing of thin-film batteries, using vacuum deposition processes.

General Vacuum

        In the General Vacuum market sector, vacuum pumps serve a diverse range of industrial and analytical applications. Growth in General Vacuum is driven by the emergence and proliferation of applications that require vacuum technologies and related services and the trend towards industrial manufacturing in BRIC Countries.

        Growth in the Industrial sub-sector has historically been driven by investment in improving industrial efficiency and new processes, for example metallurgical and steel manufacturers who use vacuum pumps to, amongst other things, remove byproducts that are created in the manufacturing of high performance metals used in aerospace and defense, automotive and construction industries. In the Thin-Film sub-sector, vacuum pumps are used for a wide range of processes, including glass and optical coatings, web coating of plastics and other protective coatings. In the Scientific Instruments sub-sector, vacuum pumps are essential to create high vacuum environments for electron microscopes and mass spectrometers used in the life sciences, pharmaceutical and semiconductor industries, among others. In the R&D sub-sector, vacuum pumps are used by leading research institutions engaged in research and development across various applications such as renewable energy, high-energy lasers and nanotechnology. Growth in the Process sub-sector is driven by technological advancements and capital investments by companies in the oil and gas, freeze drying, pharmaceuticals, chemicals and electrical power industries. The Rough sub-sector includes printing, paper handling and food packaging and is driven by growth in a number of industries with lower technological requirements.

        Increasing technological sophistication across a significant portion of the General Vacuum market sector is driving 'wet' to 'dry' vacuum pump conversion. Pumps that do not contain any lubricants within the pumping mechanisms are referred to as dry pumps. They are more reliable than wet pumps in a number of demanding pumping applications where lubricants have the potential to react negatively with the materials used in those applications. Dry pumps also have the benefit of lower energy requirements and higher utilization due to longer intervals between required maintenance, as they do not require frequent and costly lubrication changes. The transition from 'wet' to 'dry' is expected to provide a large, multi-year opportunity for suppliers in this sector.

Service

        The Service market sector comprises repair, maintenance and monitoring of vacuum pumps and abatement systems. In addition, some service providers rebuild and recondition used products to an "as new" level by remanufacturing certain products. We expect most of our vacuum pumps to have a useful life ranging from ten years to 20 years and to undergo a scheduled remanufacturing between four and ten times during that period. We estimate that dry pumps for ultra clean environments typically require service every four to five years, but recommend that pumps operating under more rigorous processes undergo service as often as every three months. The size of the Service market sector is a function of the size and application of the installed base of pumps and abatement systems. Service is provided primarily by vacuum and abatement suppliers, independent providers and customers' in-house maintenance teams. Vacuum and abatement suppliers tend to specialize in the support of their own brands of products. Growth in Service is driven by an increasing number of installed pumps and abatement systems as well as other factors including the drive for more energy efficient equipment and lower lifetime cost of ownership.

Our Competitive Strengths

        We believe our key competitive strengths include:

Worldwide Leadership Position

        Our innovative products, long-term customer relationships, value-added services and highly experienced management team have led to our position as a leader in the global vacuum and abatement market. In the year ended December 31, 2010, we derived approximately 70% of our equipment revenue from market sub-sectors where, according to VLSI data, we have the leading market share position. In Semiconductor and certain sub-sectors within Emerging Technologies, our market share in 2010, according to VLSI data, was more than two times that of our current nearest competitor. Our leadership position in the industry allows us to leverage our scale and installed base to introduce technological innovations and new products. Our new products can be applied to new and existing market sectors and drive sales, which in turn has allowed us to grow our installed base and related service opportunities. Furthermore, we believe that our large installed base, along with our long history of innovation and collaboration with customers, reinforces our position as an incumbent supplier.

Business Breadth and Diversity Provide Stability and Multiple Growth Opportunities

        Our business is characterized by the breadth of our products, systems and services and the diversity of our revenue across customers, market sectors and geographies. In the last three years, we have sold more than 6,000 different vacuum products to more than 20,000 customer accounts across our target markets on a global basis. We sell our products, systems and services across a wide range of applications in the Semiconductor, General Vacuum and Emerging Technologies market sectors from which we received approximately 36%, 25% and 17% of our revenues in 2011, respectively. We have increased our presence in Asia, and in 2011 we generated 55% of our revenue from this region.

Relative to our other market sectors, revenue from Service and General Vacuum typically provides more stable revenue and cash flows and reduces our exposure to industry cycles. In the year ended December 31, 2011, we generated approximately 47% of our revenue from General Vacuum and Service. Our large installed base, which we estimate to consist of over 750,000 vacuum pumps and 10,000 abatement systems, provides us with additional opportunities to sell new replacement parts as well as additional higher margin services. We believe that the diversity of our products, customers, geographies, target sectors and applications provides us with multiple growth opportunities and enhances the stability of our operating results through industry cycles.

Deep Technology Expertise and Commitment to Collaborative Innovation

        We believe our installed base of products and systems, broad intellectual property portfolio and history of collaboration with customers reinforce our position as a leading supplier of sophisticated vacuum and abatement solutions. Over our long history, we have developed a significant portfolio of intellectual property relating to the manufacture of vacuum pumps and abatement systems, and as of December 31, 2011, we had approximately 780 patents and approximately 775 patent applications pending, together comprising approximately 400 patent families. From January 1, 2008 to December 31, 2011, we have spent £96.8 million, or 4.4% of our revenue, on R&D.

        Investment in R&D is critical to maintaining our competitive advantage and, over the past three years, we believe that we have invested more in R&D than our competitors. We work to develop a significant number of our new products and systems in close collaboration with customers. By creating new products that are linked to our customers' development needs, we gain early insight into our customers' technology roadmaps and our solutions become essential to and embedded in their products and manufacturing processes. In addition, we believe that our ability to consistently introduce innovative products has allowed us to maintain market leadership, expand our service platform and sustain attractive gross margins.

Diversified, Blue Chip and Long-term Customer Base

        We have strong, well-established relationships with customers, including many blue chip companies that are global leaders in their respective sectors. We have a diversified customer base of approximately 900 Semiconductor customer accounts, 20,000 General Vacuum customer accounts and 800 Emerging Technologies customer accounts across more than 100 countries. Our OEM and end-user customers include global leaders such as Agilent, Aixtron, Applied Materials, ASML, BHEL, CISC, GE, GlobalFoundries, IBM, Lam Research, LG Display, Roth & Rau, Shimadzu, Samsung, TCL, Tokyo Electron, TSMC and Waters. Some OEMs and end-user customers have been our customers for as long as 20 years. We believe that our long and deep relationships at various levels within our customers' organizations enhance our competitiveness by enabling us to anticipate and react early to our customers' requirements and industry trends.

Leading Global Service Platform

        Our broad range of value-added services supports our products across each of our market sectors, affords technical support, directs feedback to enhance our new product introduction process and provides a stable, recurring revenue stream. Approximately 10% of our employees are located on customers' premises to monitor the performance of our products and systems, arrange for regular maintenance and remanufacturing and provide insight into our customers' evolving needs. We service our customers from more than 100 locations worldwide in our customers' key regions. We have 15 service remanufacturing centers, including locations in each of the key regions in which we operate, and are currently investing in a third facility in China. Products that have been remanufactured are tested and certified to ensure they perform "as new," and are sold at a lower price than replacement products. Our large installed base, which we estimate to consist of 750,000 vacuum pumps and 10,000 abatement systems, allowed us to generate 22.1% of our revenue in 2011 from value-added services. Service revenues are relatively more stable, recurring and higher margin than revenues from product sales and grow as our installed product base increases.

Operational Efficiency and World-Class Global Manufacturing Capabilities

        We believe our operational efficiency and world-class manufacturing capabilities in close proximity to major global markets and key customers give us a strong competitive advantage as compared to smaller, local competitors who do not have access to the global market and larger, global competitors who are not located in close proximity to customers by enabling us to more closely collaborate with customers, monitor the performance of our products and systems, arrange for regular maintenance and remanufacturing and provide insight into our customers' evolving needs while leveraging our scale and installed base. Over the past several years, we have enhanced our operations and increased the variability of our cost structure through a continuous process of migration to strategically-located low-cost manufacturing facilities, transformation of our supply chain through low-cost country sourcing, product design improvements, investments in high tolerance machining and ongoing productivity-enhancing initiatives, such as our shared service center in the Czech Republic. We also established procedures for continuous process improvements in our manufacturing facilities. The combination of know-how, process improvement and new and sophisticated machinery has improved our product quality and reliability, increased our operational flexibility and lowered lead times, which enables us to respond more cost effectively to changes in customer demand. Our facilities in Japan and South Korea are strategically located close to major customers in the semiconductor, consumer electronics, LED, FPD and Solar PV industries, while our center of production for our General Vacuum products is in the Czech Republic, close to Germany, the largest industrial vacuum market in Europe. We estimate that since its initial implementation in 2007, our restructuring program has led to a £44.8 million and a £50.3 million improvement in operating profit for the years ended December 31, 2010 and 2011, respectively, and will enhance our operating results and cash flow in the future.

Our Strategy

        We intend to enhance our global leadership position and scale in vacuum products and abatement systems and further develop our market position for related value-added services. The key elements of our growth strategy are as follows:

Leverage Technology Leadership and Continue Product Innovation to Capture Growth

        We have a long history of innovation and technology leadership and we have developed a pipeline of new products expected to launch in the next five years. New products typically represent a large portion of our revenues in a given period. For example, we derived 33% of our revenues in 2011 from sales of products launched during the three years ended December 31, 2011.

        We strive to anticipate our customers' needs and tailor our products, systems and services to create unique solutions. We intend to continue to generate a significant portion of our revenue from new product introductions and grow our business enabled by our focused R&D investment, our close cooperation with customers and alignment of our R&D activities with customer objectives. For example, we have worked with ASML for over ten years in the development of vacuum and abatement systems that enable EUV lithography, itself an enabling process for the next stage of semiconductor processing, creating a new potential market for vacuum and abatement technology. We pioneered dry pump technology in semiconductor manufacturing in 1984 and have continued this tradition of product innovation by leveraging our technology leadership. We plan to continue to leverage our strong product development capabilities and increase R&D investment to develop and launch new products.

Grow Share in General Vacuum by Focusing on High Growth, High Margin Applications

        We target high growth, high margin applications such as specialty steel processing for auto manufacturing, coatings for glass applications, forensic science and environmental testing for life sciences that require the high quality and innovative vacuum products we provide. We will continue to focus significant business development efforts on expanding our share of the US$2.8 billion General Vacuum market sector, as defined by ISVT for 2010, by focusing on what we believe will be the fastest-growing new applications and product opportunities in this market sector. We believe that we are well positioned to benefit from the anticipated rapid growth and proliferation of vacuum applications that are transitioning from wet to dry pumps, such as steel degassing, glass coating and industrial thin-film deposition. We recently launched our CXS series of dry pumps, which are designed to provide high process reliability and lower carbon dioxide emissions for use in the pharmaceutical and specialty chemicals industries.

Leverage Installed Base, Global Footprint and Leading Service Platform to Grow Service Revenue

        We believe that strong service capabilities are an integral part of our value proposition and competitive differentiation from competitors who do not provide service capabilities and customers who do not choose to provide service on an in-house basis. During 2012, we plan to expand our service infrastructure, create a dedicated service management team, create diagnostic tools for preventative maintenance, increase our service related marketing and promote green initiatives, such as upgrades for enhanced efficiency that lead to an overall lower carbon footprint. We believe these initiatives can significantly increase our share of Service revenue for our products and add recurring, higher margin revenue streams without requiring significant capital investment. In addition, we intend to leverage our existing customer relationships to grow our share in the Service market sector associated with vacuum pumps and abatement systems produced by others. During 2010 and 2009, we estimate that we captured approximately 35% of the Service revenue from the recommended services of our own installed base of vacuum and abatement systems. We believe we have one of the largest installed bases of vacuum pumps and abatement systems in the industry in 2011 and increasing our share of the Service market sector within our installed base represents a significant growth opportunity in the Service market sector, which was approximately US$1.0 billion in 2010.

Capitalize on Growth in the Emerging Technologies Market Sector

        We plan to use our technological strength, expertise in CVD/PVD processes and leading position in the Semiconductor and General Vacuum market sectors to develop new products and customized solutions for attractive, high growth applications within the Emerging Technologies market sector, which includes FPD, Solar PV and LED. Revenue from Emerging Technologies, which was less than 1% of total revenue ten years ago, was approximately 17% of total revenue in 2011. In FPD technology, the transition from LCD technology to AMOLED technology is increasing vacuum intensity in the manufacturing process. We have been able to leverage our existing customer relationships with leading producers of AMOLED technology, such as Samsung, and gain a significant share of these customers' AMOLED vacuum-related opportunities. We believe that the long-term growth of the FPD, Solar PV and LED markets will enable us to continue to diversify and expand our addressable markets. For example, our GXS dry pumps recently displaced wet pumps at a leading thin-film technology solar cell company. We plan to leverage relationships with existing Semiconductor and FPD manufacturers that are expanding into Emerging Technologies market sub-sectors. According to VLSI, in 2010, we had the largest market share of any supplier of vacuum equipment to FPD manufacturers. Our FPD manufacturer customers include AU Optronics Corp., LG Display, Samsung and Sharp Electronics Corporation. We believe that we are well positioned to take advantage of significant and growing investment in next generation technologies.

Grow Market Share in Growth Geographies

        We believe that the continued industrialization of growth markets such as China, India, Russia and Brazil represents a substantial growth opportunity for our products, systems and services. China is one of our key markets and we have had a local presence in Asia for more than 40 years. According to industry sources, the total Chinese market for vacuum pumps is US$744.7 million, which represented over 20% of the General Vacuum market sector in 2010, as defined by ISVT, and 10.4% of our 2011 revenues. We believe our presence in these geographies provides us with a significant opportunity for future growth as manufacturing continues to transition to China. As of December 31, 2011, we had over 200 permanent and temporary employees located in facilities in Beijing, Shanghai and Shenzhen and we intend to continue investing in local engineering, sales talent and manufacturing capability to build our presence with both multinational and local customers. We believe that we are also well positioned to take advantage of continued industrialization and capital investment in India and Russia as evidenced by our relationship as a leading supplier to BHEL, one of India's largest producers of large power systems in that market, and OJSC Power Machines, one of Russia's largest manufacturers of steam turbines. We have also had a successful presence in Brazil for over 20 years.

Enhance Operating Efficiencies

        We are nearing completion of our comprehensive, multi-year operational improvement program to accelerate revenue growth, expand margins, enhance free cash flow generation and improve overall profitability through better operational execution and streamlining of our cost structure. We expect to reap significant benefits from the previous investments in our state-of-the-art, flexible machining facilities, which we expect will reduce ongoing maintenance capital expenditures and further improve capacity. We are well advanced in transitioning our business to a more flexible model by employing a larger portion of temporary contract labor and by outsourcing lower technology manufacturing to our partners while retaining critical know-how in-house. We have transferred our Semiconductor, FPD and Solar PV dry pump manufacturing from the United Kingdom to South Korea and our General Vacuum pump manufacturing from the United Kingdom to the Czech Republic the remaining machine installations are expected to be completed mid 2012. We believe these initiatives will provide us with a significant competitive advantage as we believe they will enable us to maintain a higher level of profitability and cash flow generation through industry cycles and to quickly respond to changes in customer demands. We intend to continue to invest selectively in attractive growth and margin enhancing opportunities.

Our Products, Systems and Services

        We have an extensive range of vacuum products, abatement systems and value-added services to meet the needs of our customers. Our products create controlled, low pressure, particle-free environments for a wide range of technology-driven industries. Our primary products are dry pumps, turbo pumps, abatement systems and integrated systems. Our value-added service portfolio includes equipment monitoring, repair and overhaul, remanufacturing, service upgrades and provision of spare parts. We provide these services either on-site or off-site based on our customers' requirements. In the last three years, we have launched five new product platforms, namely iXH (dry pump), iXL (dry pump), nEXT (mechanical turbo pump), STPiX (magnetic turbo pump) and eZenith (integrated pump and abatement system), producing a wide range of application specific derivative products and systems. Our diverse product range supports the development of new products for related applications, as we frequently use technology developed for a product in one sector to develop products in other sectors. For example, our GXS dry pumps and CXS dry pumps, which are sold in the General Vacuum market sector, were originally created as the iXH dry pump platform for the Semiconductor and Emerging Technologies market sectors.

        The following table provides information about our products, systems and services and representative customers:

Market Sectors
	Semiconductor	General Vacuum	Emerging Technologies
Products
Dry Pumps
Claw	✓	✓	✓
Regenerative	✓
Roots	✓		✓
Screw	✓	✓	✓
Boosters	✓	✓	✓
Scroll		✓
Diaphragm		✓
Turbomolecular Pumps
Magnetic	✓	✓	✓
Mechanical		✓
Abatement Systems
Combustors	✓		✓
Electrical/Plasma Systems	✓		✓
Gas Reactor Columns	✓		✓
Integrated Systems	✓		✓
Precipitators	✓		✓
Pyrophoric Conditioning Systems	✓		✓
Thermal Processors	✓		✓
Wet Scrubbers	✓		✓
Other Products
Hardware	✓	✓	✓
Instrumentation	✓	✓	✓
Liquid Ring Pumps		✓
Rotary Vane Pumps		✓	✓
Valves	✓	✓	✓
Services
On-site	✓	✓	✓
Equipment Monitoring/Networking	✓		✓
Overhaul & Repair	✓	✓	✓
Remanufacturing	✓	✓	✓
Upgrades	✓
Spare Parts	✓	✓	✓
Representative Customers

	Hynix Semiconductor Inc. Lam Research Micron Technology, Inc. Samsung TSMC	Agilent Hitachi, Ltd. Shimadzu Corporation Thermo Fisher Scientific Inc. Waters	Beijing BOE Optoelectronics Technology Co., Ltd. LG Display Samsung TCL Tokyo Electron

Dry Pumps

        Dry pumps use high precision manufactured, oil-free pumping mechanisms to create vacuum environments. These pumps are called "dry" instead of "wet" because they do not contain any lubricants within the vacuum pumping mechanisms. We pioneered dry pumps in the Semiconductor market sector with the advent of our DryStar pump in 1984, and since then, we have developed a wide range of application-specific dry pumps and dry pumping systems. Our dry pumps have a series of monitoring and control options available, including systems that allow pumps in the Semiconductor market sector to be networked and monitored in large numbers.

Turbomolecular Pumps

        In a turbomolecular, or turbo, pump, a turbine rotor spins rapidly to create a vacuum. The defining feature of turbo pumps is their high rotational speed of up to 90,000 rpm, compared to fewer than 10,000 rpm for a typical dry pump. Operating at much lower pressures than dry pumps, turbo pumps are usually integrated with the relevant process chamber or tool. Turbo pumps are used in combination with primary wet or dry pumps.

        We offer two types of turbo pumps differentiated by their mechanical and magnetic high speed bearings.

  •
  Magnetic bearing turbo pumps—these pumps have lower vibration, higher performance and are completely lubricant free, which is desirable for applications involving corrosive gases. Principal applications include plasma etch, ion implantation and silicon wafer inspection.

  •
  Mechanical bearing turbo pumps—compared to magnetic turbo pumps, these are less specialized and, consequently, are sold at a lower price point. Principal applications include mass spectrometry, electron microscopy, R&D, thin-film coating and high-energy physics.

Abatement and Integrated Systems

        Abatement systems are primarily used in Semiconductor, FPD, Solar PV and LED applications where they are used to manage gases and other process byproducts from dry pump exhaust. Abatement is required both to prevent adverse chemical reactions with production processes and to comply with strict regulatory emissions controls. We have developed a broad range of abatement systems, using multiple technologies to meet the needs of new protocols, processes and materials.

        We are pioneers in integrating vacuum pumps and abatement systems into a single system to provide enhanced utilization rates, faster installation times and lower total cost of ownership.

        Newer abatement and integrated systems models are being offered with a smart interface called "Green Mode," which is able to switch both the pumps and the abatement system into standby mode in certain circumstances to reduce energy use.

Other Products

        We manufacture and sell a variety of wet pumps including rotary vane pumps, vacuum boosters and liquid ring pumps that are used in a wide range of applications in the General Vacuum market sector, such as scientific instruments, R&D, thin-film coating, pharmaceutical, vacuum metallurgy, power and many other general industrial applications. In addition to a wide range of spare parts, we manufacture and sell complementary products which are used to connect and control vacuum pumps, including vacuum pressure measurement and control instrumentation and special vacuum hardware.

Services

        We provide a range of services to our customers in each of our target market sectors through our global service infrastructure. Our service offering is an integral part of our value proposition and we believe our service infrastructure provides us with a significant competitive advantage. We expect most of our vacuum pumps to have a useful life ranging from ten years to 20 years and to undergo a scheduled remanufacturing process between four and ten times during that period. For certain customers, vacuum pump and abatement systems run 24 hours per day, seven days per week and therefore need regular maintenance in addition to remanufacturing. We estimate that dry pumps for ultra clean environments typically require service every four to five years, but recommend that pumps operating under more rigorous processes undergo service as often as every three months. Our value-added services include equipment monitoring, repair and overhaul, remanufacturing, service upgrades and provision of spare parts. We provide these services either on-site or off-site based on our customers' requirements. Remanufacturing involves the decontamination, strip-down and rebuild of used products returned from customers. Remanufacturing personnel are skilled in using diagnostic techniques to identify problems based on customer applications and usage. Products that have been remanufactured are tested and certified to ensure they perform "as new." We employ approximately 1,000 service personnel operating at over 100 locations including 15 service remanufacturing centers, which are located close to key customers. Approximately 10% of our employees are located on customers' premises with the majority of these employees performing service functions.

        Our product warranty policies differ by product line, although a majority of our products carry a standard one year warranty.

Raw Materials

        Our manufacturing operations depend on components and materials that require the use of oil and commodities, primarily iron, aluminum, copper and steel. We purchase these components and materials from a number of suppliers around the world, none of which represented more than 5% of our overall supplier costs for the year ended December 31, 2011. The prices of the underlying commodities have fluctuated in the past and may fluctuate in the future for various reasons, including changes in prevailing prices, that are outside of our control. We have ongoing contracts with our suppliers that are subject to yearly price adjustments. Additionally, some of our supply contracts include a mechanism that allows our suppliers to adjust pricing based on pricing changes of the underlying commodities. To the extent that we are exposed to price fluctuations, we generally do not expect to be able to pass any of these cost increases on to our customers because of industry dynamics and competition.

Sales and Marketing

        We sell and distribute our vacuum products and abatement systems to customers worldwide through our network of sales offices and distributors, which span more than 100 countries. As of December 31, 2011, we had approximately 450 sales people worldwide. In the year ended December 31, 2011, approximately 95% of our revenue was generated by our direct sales organization with the remaining 5% generated by indirect sales channels including distributors, catalogs and the Internet. Our sales strategy is focused on creating ongoing long-term relationships with customers and most often begins with product development teams that work closely with customers to create products to meet their needs. Our largest customers are handled by account managers who have global responsibility for these relationships. Our other customers are managed through a combination of our regional sales organization and sales support for our indirect channels.

        We are focused on maintaining sales teams that are accessible to customers, which we achieve through well-trained local sales forces. In each region, sales teams with language skills, the ability to communicate effectively and an understanding of local customs and regulations are in charge of customer relationships. Further, a significant number of employees involved in sales and marketing have engineering or other technical backgrounds to allow them to provide customers with product specific information and support. In addition, our regional sales organizations are bolstered by application specialists with additional technical expertise.

        Our marketing organization consisted of almost 90 employees as of December 31, 2011. The marketing department is primarily responsible for product positioning and strategy, examination of market trends and dynamics and product and service promotion, including organization of participation in trade shows and other industry-related events.

Research and Development

        Our research and development teams utilize our deep technology expertise and facilitate collaborative innovation with our customers to contribute to the growth of our business. As of December 31, 2011, we had more than 360 employees devoted to R&D. In the years ended December 31, 2011, 2010, 2009 and 2008, we spent £26.7 million, £22.2 million, £21.1 million, and £26.8 million, respectively, on R&D.

        A significant portion of our R&D is conducted in collaboration with our customers. Through early engagement in their development programs and by aligning development roadmaps, we frequently develop solutions to enable specific customer applications. By working with customers as they develop new manufacturing processes with different vacuum requirements, we are able to tightly integrate our products and technology into customers' products and manufacturing processes in the early stages of development.

Intellectual Property

        We rely on a combination of intellectual property rights, including patents, trade secrets, other unpatented proprietary know-how, copyrights and trademarks, and contractual protections to protect our core technology and intellectual property. We believe our broad range of patents and other intellectual property rights covering improvements to technology in the vacuum and abatement fields are important to our success. Our proprietary technology includes pump design, abatement techniques, applications of pump design technology, integrated systems, smart interfaces and modes of operation. A significant portion of our patent portfolio relates directly to vacuum pump technology, as well as industrial applications for vacuum pumps—and, as a result, we own intellectual property rights for pump technology that cover several market sectors. While abatement systems tend to be process specific, we own intellectual property rights that are directed towards protecting fundamental abatement technology and apparatus, and towards abatement system applications in the Semiconductor and Emerging Technologies market sectors. As of December 31, 2011, we had approximately 780 patents and approximately 775 patent applications pending together comprising approximately 400 patent families, with each patent family relating to one invention and the majority of patents held within dry pumping, exhaust management, turbo pumping, integrated systems, complementary products, scientific pumping and industrial pumping. To protect our brand and product names, we have registered trademarks (or pending trademark applications) for, amongst other marks, Edwards, DryStar, Stokes and Precision Plus, in the principal jurisdictions in which we operate.

        A majority of our patents have remaining patent terms of over ten years. There are no patents due to expire in the next five years, the expiration of which would have a material impact on our business.

Manufacturing

        We have developed proprietary expertise in advanced manufacturing techniques, such as the machining of aluminum and cast iron components, milling, turning, grinding, measurement and automation. We have invested in state-of-the-art machining equipment.

        The majority of our products are shipped from our primary manufacturing sites to customers either directly or via regional logistics and distribution hubs located in Brazil, China, the Czech Republic, Japan, Singapore, South Korea, Taiwan, the United Kingdom and the United States.

        Edwards quality, safety and environmental management systems have been certified to be compliant with the requirements of the internationally recognized IS0 9001, IS0 14001 and OHSAS 18001 standards. For more information on our certifications, see "—Environmental Health and Safety Regulations" included elsewhere in this prospectus.

Competition

        The key competitive factors in our industry are breadth of product and services, technical expertise, product and service capabilities, development capabilities, proximity to customers and price and cost of ownership of products.

        The competitive landscape we face in the Semiconductor industry is relatively concentrated. According to VLSI, sales by the top five vacuum pump producers account for approximately 70% of the market by revenue and we were the market sector leader, with approximately 33% share of sales of vacuum pumps and 38% of sales of abatement systems, in 2010. Our main competitors in the Semiconductor market sector are Centrotherm Photovoltaics AG, DAS Environmental Expert GmbH, Ebara Corporation, Kashiyama, Pfeiffer Vacuum GmbH ("Pfeiffer") and Shimadzu Corporation.

        The competitive landscape we face in the General Vacuum industry is more fragmented across each sub-sector. We believe that approximately half of the General Vacuum market sector is accounted for by a small number of vacuum manufacturers, while the remaining portion of the market sector is fragmented, with many small companies focusing on niche areas. In 2010, we had 10% share in the entire General Vacuum market sector, as defined by ISVT. Our main competitors in General Vacuum are Agilent, Dr. -Ing. K. Busch GmbH, Gardner Denver Inc., OC Oerlikon Corporation AG (Leybold Vacuum), Pfeiffer and Ulvac Technologies, Inc.

        Due to the process challenges and early and still evolving nature of the Emerging Technologies market sector, there are a limited number of players and we compete against similar companies as in the Semiconductor market sector.

        Our primary Service competitors with respect to our products and systems are customers' in-house maintenance teams and local third-party service providers. We do not directly compete with other vacuum and abatement systems providers for service of our products and systems.

Facilities

        The table below sets out selected information on certain key facilities as of December 31, 2011.

Location	Size (m2)	Owned/Leased
Crawley, West Sussex, U.K.	4,856	Leased
Burgess Hill, West Sussex, U.K.	17,300	Owned
Cheonan 3, South Korea	40,015	Leased
Clevedon, Somerset, U.K.	26,000	Owned
Niagara, New York, U.S.	34,803	Owned
Eastbourne, East Sussex, U.K.	14,300	Leased
Lutin, Czech Republic	20,000	Owned
São Paulo, Brazil	2,005	Leased
Shanghai, China	8,197	Owned
Shoreham, West Sussex, U.K. (4 facilities)(1)	25,900	Owned/Leased
Yachiyo, Japan	9,625	Owned
Brno, Czech Republic	989	Leased

(1)
These facilities are being transitioned to South Korea and Czech Republic and we expect the transition to be complete by the middle of 2012.

        As of December 31, 2011, we operated 11 manufacturing and systemization sites in seven countries. The most significant facilities are in South Korea, the Czech Republic and Japan. We also maintain 15 service remanufacturing facilities and maintain sales offices throughout the world.

Employees and Labor Relations

        As of December 31, 2011, we had over 3,300 full-time employees and over 600 temporary employees operating in approximately 30 countries worldwide. Additional information regarding the average number of employees for each of the years ended December 31, 2010, 2009 and 2008 is disclosed in note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

        All U.K. sites, except Bolton, Clevedon and Crawley, are subject to agreements with trade unions, which stipulate that wage agreements are to be negotiated annually, and approximately 120 employees in the United Kingdom operate under a collective bargaining agreement. In continental Europe, our employees operate under a collective bargaining agreement in France and the Czech Republic. Our employees operate under a collective bargaining agreement in China. There are no unionized employees in the Americas. We have historically had good relations with our employees. There have been no material labor strikes in the past 20 years and as of December 31, 2011, 31% of our full-time employees had been with us for over ten years.

Environmental, Health and Safety Regulations

        We are subject to a variety of laws, rules and regulations regarding the protection of the environment, health and safety, energy efficiency and product safety, including those that govern, among other things, the emission of pollutants into the air, wastewater discharge, the storage, use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of employees. Our R&D and manufacturing processes use, and our service facilities must handle, certain hazardous substances. Edwards quality, safety and environmental management systems have been certified to be compliant with the requirements of the internationally recognised ISO 9001, ISO 14001 and OHSAS 18001 standards. Currently, all of our 8 principal manufacturing facilities are certified to ISO 9001 and 7 are certified to ISO 14001 and

OHSAS 18001 standards. Of our 15 remanufacturing facilities, 4 are certified to ISO 9001, 6 are certified to ISO 14001 and 6 are certified to OHSAS 18001 standards. Pursuant to applicable laws, rules and regulations, we are required to obtain and periodically renew permits or licenses for industrial operations that result in discharge to land or water as well as the use and handling of waste and other hazardous materials. If we fail to comply with these laws, rules, regulations, permits or licenses, we could be subject to governmental, civil or criminal penalties and other liabilities. Pursuant to such requirements, we have incurred and expect to continue to incur capital and other compliance expenditures. These environmental requirements, and the enforcement and interpretation thereof, are subject to change and generally have become more stringent over time.

        Under certain of these environmental requirements, we could be responsible for costs relating to any contamination at or emanating from our or our predecessors' current or former sites, or sites used by us or our predecessors for the disposal of waste. Soil and groundwater contamination is present at certain of these sites. It is possible that greater regulatory scrutiny and remediation requirements could potentially be triggered by the closure or redevelopment of these sites. In addition to potentially significant investigation and remediation costs, environmental contamination may result in a suspension of operations, the imposition of fines or penalties and claims by governmental entities or third parties, including for natural resource damages, personal injury or property damage.

        We are also subject to regulation by the United States Occupational Safety and Health Administration and similar health and safety laws in other jurisdictions.

Litigation

        From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business. We currently are not subject to any material litigation or regulatory proceedings.

MANAGEMENT

Executive Officers and Directors

        Set forth below are the names, ages and positions as of the date of this prospectus, of (i) our chief executive officer and chief financial officer, (ii) Edwards Group plc's executive officers who are members of the executive management board and (iii) our directors after giving effect to the Corporate Reorganization, the Corporate Recapitalization and the consummation of this offering.

Name	Age	Position
Executive Officers:
Matthew Taylor	52	Chief Executive Officer, Director
David Smith	51	Chief Financial Officer, Director
Sia Abbaszadeh	51	Marketing Director
Mike Allison	49	Sales Director
Steven Goldspring	44	Global Service Director
Ron Krisanda	50	Chief Operating Officer
Dr. Stephen Ormrod	60	Strategy Director
Sue Rabbett	41	Global Human Resources Partner
Adam Ramsay	43	Legal Director
Ian Stones	40	Technology Director
Michael Wilson	54	Global Customer Value Chain Director
Non-Employee Directors:
Nick Rose	54	Chairman
Greg Brenneman	50	Director
Jim Gentilcore	59	Director
John Lewis	47	Director
Sir Kevin Smith	57	Director

        The following are biographical summaries, including experience, of those individuals who serve as our executive officers:

        Matthew Taylor has been Edward Group plc's Chief Executive Officer since June 2010 and has served on its board of directors since June 2010. Between 2007 and 2010, Mr. Taylor was Chief Operating Officer and then Chief Executive Officer of J C Bamford Excavators Limited ("JCB"). Before JCB, Mr. Taylor spent 21 years with Ford Motor Co. ("Ford") and was Managing Director of Land Rover from 2003 to 2006. Mr. Taylor has served on Edwards Group Limited's board of directors since its formation in February 2012 and was appointed as its Chief Executive Officer in March 2012. Mr. Taylor has an Economics degree from The London School of Economics and was a First Lieutenant in the Royal Navy, serving in the Falklands on HMS Invincible. He was born in Uruguay and is fluent in Spanish and French.

        David Smith has been Edwards Group plc's Chief Financial Officer since July 2010 and has served its our board of directors since July 2010. Mr. Smith worked for over 25 years in the automotive industry at Ford and Jaguar Land Rover. He was a key member of the management team that transformed Jaguar Land Rover over the last decade into a global premium automotive company. In his last two years as Chief Executive Officer, he led the company through a challenging transition from Ford to Tata Motors Ltd. ownership. Prior to his Jaguar Land Rover Chief Executive Officer role, he was the Senior Finance Executive for Ford in Europe as well as a Director of Volvo Car Corporation and Aston Martin Lagonda Ltd. Before that, Mr. Smith was the Chief Financial Officer of Jaguar Land Rover. During his career he worked for Ford in the United Kingdom, Switzerland, the United States and Turkey. He also worked on many projects in Asia. Mr. Smith has served on Edwards Group Limited's board of directors since its formation in February 2012 and was appointed as its Chief Financial Officer in March 2012. Mr. Smith holds an M.A. in Economics from Cambridge University and an M.B.A. from Warwick University. He is a member of the Chartered Institute of Management

Accountants and is a Fellow for the Royal Society for Arts. He is also a Hon D.Sc. from Aston University, a non-executive director of Motability Operations Group plc and a Trustee of the British Motor Industry Heritage Trust.

        Sia Abbaszadeh has served as Edward Group plc's Marketing Director since June 2010. Mr. Abbaszadeh joined us in November 1989 to lead new product development programs in Semiconductor vacuum pumping. He has subsequently built a broad base of new product introduction capability for all the product and application sectors within Edwards. His responsibilities have included delivery of strategic growth plans by leading new product and technology development for the Semiconductor, FPD and Emerging Technologies market sectors. Recent responsibilities have included leading our Solar PV business growth program and doubling our footprint within the sector. Mr. Abbaszadeh holds a Post Graduate Diploma in Non Destructive Testing from Brunel University and an M.Sc. in Project Management from Brighton University.

        Mike Allison has served as Edward Group plc's Sales Director since March 2008. Mr. Allison currently holds an advisory board position with the European Semiconductor Manufacturers' Association and prior to joining us, Mr. Allison was with KLA-Tencor Corporation since 1988, a leading equipment maker within the Semiconductor industry where he held various positions such as the Executive V.P. of Global Services, General Manager of European Sales, Technical Director and various sales and marketing positions. Mr. Allison graduated with an Hons. Degree in Electrical and Electronic Engineering from the University of Glasgow.

        Steven Goldspring joined Edwards Group plc in February 2012 as Global Service Director responsible for delivering our service strategy. Prior to joining Edwards, Mr. Goldspring worked for more than 27 years at Honeywell Limited in a number of different international roles, including leadership of both its Asia Pacific and Europe, Middle East, Africa and India Service businesses. Mr. Goldspring has a Master of Business and Technology from the University of New South Wales.

        Ron Krisanda has served as Edward Group plc's Chief Operating Officer since January 2009 and is responsible for Global Manufacturing, Technology, R&D, Quality, Service Hubs, Supply Chain, and Environmental, Health and Safety. Before joining us in 2009, Mr. Krisanda was the President of Tyco International's Fire & Security Division for Europe, Middle East and Africa operations since 2006 and, prior to that, from 2003 to 2006, was the President of Tyco Safety Products Group. Mr. Krisanda started his career at Ford where he worked from 1984 to 1996, and also worked for Motorola Corporation rising to the position of Vice President, General Manager for the Asia Pacific Broadband Division, based in Taiwan. Mr. Krisanda holds a B.A. degree in Mechanical Engineering from Clarkson University, and an M.A. degree in Manufacturing Systems from Lehigh University.

        Dr. Stephen Ormrod has served as Edward Group plc's Strategy Director since July 2010. Dr. Ormrod joined us in December 1983 to develop high vacuum pumps and subsequently built a broad base of technical and commercial expertise in various business and technical roles in most of our product areas. He has served on our executive management team for over fifteen years in both Chief Technology Officer and business roles. Dr. Ormrod has overseen the development of the General Vacuum and Turbo pump business and the integration of the industrial acquisition from Smiths. Prior to joining us, Dr. Ormrod held technical roles at GEC and The VG Group. Dr. Ormrod holds an Electrical Engineering Ph.D. in Energy Storage from the University of Nottingham and is Chairman of the European Vacuum Technology Association and a board member of Société de Mécanique Magnétique SA (the world's biggest producer of magnetic bearings).

        Sue Rabbett has served as Edward Group plc's Global Human Resources Partner since January 2010. Ms. Rabbett joined us in 2000 and has also served as our Human Resources Partner Europe and Human Resources Partner Enabling and Semi. Prior to joining us, Ms. Rabbett had seven years experience working in generalist human resources roles at the Co-operative Society and for British Airports Authority at Heathrow and Gatwick Airports. Ms. Rabbett holds a degree in Home Economics and Food Science from the University of Wales.

        Adam Ramsay has served as Edward Group plc's Legal Director since January 2010 and, after joining us in February 2008, served as our Senior Legal Adviser. From October 2007 to February 2008, Mr. Ramsay performed legal consultancy work and from April 2007 to October 2007, he pursued personal interests. Prior to that, Mr. Ramsay was Group Solicitor at MITIE Group PLC ("MITIE") from September 2004 to April 2007, and specialized in M&A activity and MITIE's management equity scheme. During his career, Mr. Ramsay's main practice areas have been general corporate activity, corporate finance, M&A, general commercial and employment law. Mr. Ramsay previously worked for BG Group Plc, Babcock International Group Plc and Siemens Plc. Mr. Ramsay holds a LLB (Hons.) degree from University College London, and qualified as a solicitor in 1995.

        Ian Stones has served as Edwards Group plc's Technology Director since July 2010, where he is globally responsible for pump and abatement technology, new product introduction and technical support functions. Mr. Stones joined us in 1993 as a part of the Core Technology Group, where his responsibilities included the development of new pump and sensor technologies and analytical predication and optimization tools, many of which are still used widely across a broad product range. He also developed strategic plans to ensure the successful adoption and integration of new technologies. Mr. Stones holds a degree in Mechanical Engineering from Warwick University.

        Michael Wilson has served as Edwards Group plc's Global Customer Value Chain Director since November 2011, and prior to that time, he served as Global Supply Chain Director since January 2010. Mr. Wilson has 25 years experience developing and implementing manufacturing and supply chain operations. Prior to joining us, Mr. Wilson was an owner and director of AMSK Ltd from December 2003 to January 2010. Mr. Wilson was also Chief Executive Officer at Madge Connect at Madge Networks from 1997 to 2000 and founded Red-M Wireless Limited, where he was also Chief Executive Officer from 2000 to 2003. Mr. Wilson holds a B.Eng from Limerick University and an M.Sc. from Trinity College Dublin.

        The following are biographical summaries, including experience, of those individuals who serve on our board of directors:

        Nick Rose serves as Chairman of Edwards Group plc's board of directors and has served on its board of directors since March 2011. Mr. Rose is currently a Non-Executive Director of BAE Systems plc, BT plc and Scottish Power Ltd. and senior independent director at Williams Grand Prix Holdings PLC. From 1999 to 2010, Mr. Rose served as Chief Financial Officer of Diageo plc, the world's leading premium drinks business and along with his duties as Chief Financial Officer was responsible for global supply, global procurement, group strategy and global information systems. His previous experience includes serving as Group Treasurer and director of Grand Metropolitan P.L.C. as well as 11 years as an employee of Ford Finance. Previous non-executive roles have included Moet Hennessy SNC and Scottish Power plc. During his tenure at Diageo plc, Mr. Rose was a member of the main committee of the 100 Group of Chief Financial Officers and is a founding patron of SITraN (The Sheffield Institute for Translational Neuroscience). Mr. Rose is the Chairman of Edwards Group Limited's board of directors and has served on its board of directors since March 2012. Mr. Rose graduated from Oxford University in 1980 with an M.A. in Chemistry.

        Greg Brenneman has served on Edwards Group plc's board of directors since October 2009. He is the Chairman of CCMP and a member of its investment committee. Prior to joining CCMP in October 2008, Mr. Brenneman served as Chief Executive Officer of QCE Holding LLC ("Quiznos"), a U.S. quick service restaurant chain, from January 2007 until September 2008 and as President of Quiznos from January 2007 until November 2007. He also served as Executive Chairman of Quiznos from 2008 to 2009. Prior to joining Quiznos, from 2004 to 2006, Mr. Brenneman was Chairman and Chief Executive Officer of Burger King Corporation. In 2002, Mr. Brenneman was named President and Chief Executive Officer of PwC Consulting, and led its strategic sale to International Business Machines Corp. (IBM). From 1995 to 2001, Mr. Brenneman was with Continental Airlines Inc. as President, Chief Operating Officer and a member of its board of directors. Mr. Brenneman currently serves on the board of directors of Francesca's Collections, a women's fashion retailer, The Home

Depot, Inc. and Automatic Data Processing, Inc. Mr. Brenneman has served on Edwards Group Limited's board of directors since March 2012. Mr. Brenneman holds a M.B.A. degree with distinction from Harvard Business School and a B.A. of Business in Accounting/Finance, summa cum laude from Washburn University.

        Jim Gentilcore has served on Edwards Group plc's board of directors since December 2007 and brings 30 years of technology industry leadership to our board of directors. He has significant experience in growing technology companies, mergers and acquisitions in the public and private sector and post-merger integration. From January 2009 to March 2011, Mr. Gentilcore was the President, Chief Executive Officer and a director of EPAC Technologies Inc., a leader in supply chain automation for the book publishing industry. Prior to that, he was the Chief Executive Officer of Helix Technology Corporation, and led its strategic merger with Brooks Automation Inc. ("Brooks") in 2005, where he continued as Chief Operating Officer of the combined company. After the integration of Brooks and Helix Technology Corporation, he led the company's acquisition of Synetics Solutions Inc., a U.S. subsidiary of a large Japanese Automation company and then spearheaded a Japanese based joint venture with that company. His global experience includes several Asian based joint ventures and acquisitions and many U.S.-based technology acquisitions. Mr. Gentilcore has served on Edwards Group Limited's board of directors since March 2012. Mr. Gentilcore holds an M.B.A. from Lehigh University and a B.Sc. in Engineering from Drexel University.

        John Lewis has served on Edwards Group plc's board of directors since May 2007. He is currently a Partner and the Chief Investment Officer of Unitas, which he joined in 1999. Prior to that, Mr. Lewis was at Chase Capital Partners in Asia and New York. Mr. Lewis is currently on the boards of AITS Cayman Limited, Exego Group Pty Ltd, Hyva Group and Sensata Technologies N.V. Mr. Lewis has served on Edwards Group Limited's board of directors since March 2012. Mr. Lewis holds a B.A. phi beta kappa from the University of Virginia and an M.A. from the Johns Hopkins University School of Advanced International Studies.

        Sir Kevin Smith has served on Edwards Group Limited's board of directors since March 2012 and is a Partner of Unitas. Prior to joining Unitas in February 2012, Sir Kevin was the Chief Executive Officer of GKN plc ("GKN"), a FTSE100 listed global engineering and manufacturing company which he joined in 1999. Before GKN, Sir Kevin spent close to 20 years at British Aerospace Defense Limited (now BAE Systems plc) where he rose through the ranks in commercial and operating capacities, serving lastly as Group Managing Director for New Business. He has been a member of the board of large public companies including Saab AB and Scottish and Southern Energy plc and a number of industrial joint-ventures including Panavia Gmbh, Eurofighter Gmbh and SEPECA, as well as served as the Chairman of the Matra BAe Dynamics and AgustaWestland NV boards. Sir Kevin's other board and advisory engagements have included the U.K. Government Communications Headquarters, the U.K. Ministerial Subcommittee on Smart Procurement and the Industrial Co-Chair of the Government Manufacturing Forum. He was knighted in 2006 for his services to industry and currently serves as a British Ambassador for Business and is a member of the U.K. government's business advisory group, The Asia Task Force. He holds a B.A. (Honors) from the University of Central Lancashire and an honorary Doctorate from Cranfield University and is a Fellow of the University of Central Lancashire, the Royal Aeronautical Society and the Chartered Institute of Management.

Board Composition

        Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven members. We expect to appoint an additional independent director prior to the consummation of this offering.

        Our amended and restated articles of association, which will be in effect upon the consummation of this offering, will provide that, unless otherwise determined by an ordinary resolution of our shareholders, our board of directors will consist of a number of directors not less than two and not more than fifteen. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors. Additionally, prior to the consummation of this offering, we will enter into a new shareholders' agreement (the "Shareholders' Agreement") with certain of our existing shareholders, each of whom was previously a shareholder of Edwards Group plc. Under the Shareholders' Agreement, each Principal Shareholder will have the right to appoint (i) two directors to our board of directors for so long as each owns at least ten percent (10%) of our outstanding ordinary shares; and (ii) one director each for so long as each holds at least five percent (5%) of our outstanding ordinary shares. See "Certain Relationships and Related Party Transactions—Shareholders' Agreement." Greg Brenneman, John Lewis and Sir Kevin Smith serve on our board of directors pursuant to the Shareholders' Agreement. Pursuant to the Shareholders' Agreement, the CCMP Principal Shareholders have the right to appoint another director to serve on our board of directors.

Corporate Governance Practices

        In general, under NASDAQ rules, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance requirements of NASDAQ. A foreign private issuer making its initial public offering or first U.S. listing on NASDAQ that follows home country corporate governance practices must disclose in its registration statement or on its website each requirement that it does not follow and must describe the home country practices it follows in lieu of such requirements. We intend to rely on this exemption with respect to following rules:

  •
  NASDAQ Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of a company's fiscal year-end. As allowed by the laws of the Cayman Islands, we may hold an annual general meeting but are not obliged to do so. See "Description of Share Capital—Memorandum and Articles of Association—General Meetings."

  •
  NASDAQ Rule 5620(b), which requires a company, for all meetings of shareholders, to solicit proxies and provide proxy statements. As allowed by the laws of the Cayman Islands, while we may solicit proxies and provide proxy statements, we do not intend to adopt any such requirements.

  •
  NASDAQ Rule 5620(c), which requires a minimum quorum for a shareholders meeting of 33 1/3% of the outstanding ordinary shares. As is allowed under our home country practice, our amended and restated memorandum and articles of association will establish a minimum quorum requirement that will be two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum. See "Description of Share Capital—Memorandum and Articles of Association—General Meetings."

  •
  NASDAQ Rule 5635, which requires shareholder approval for the issuance of securities: (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock at a price less than market value. Under the laws of the Cayman Islands, the power to allot and issue shares is vested in the directors and as such, do not require shareholder approval. While we may choose to seek shareholder approval of any such issuances of securities, we do not intend to adopt any requirements for shareholder approval in our amended and restated memorandum and articles of association.

        We otherwise intend to comply with the NASDAQ corporate governance rules.

        However, we intend to avail ourselves of the "controlled company" exemption under the NASDAQ corporate governance rules. Accordingly, we will not have a majority of "independent directors" on our board of directors nor will we have a nomination and corporate governance committee composed entirely of "independent directors" as defined under the rules of NASDAQ. Further, compensation for our executives and selection of our director nominees will not be determined by a majority of "independent directors" or by a remuneration committee that is composed entirely of independent directors as defined under the rules of NASDAQ. The "controlled company" exemption does not modify the independence requirements for a NASDAQ-listed company's audit committee, and we intend to comply with the requirements of the SEC and NASDAQ, which require that our audit and risk committee be composed of at least three members, one of whom will be independent upon the listing of the ADSs on NASDAQ, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing. At the consummation of this offering, we will have an audit and risk committee of three non-executive directors, at least one of whom will be considered independent.

        If at any time we cease to be a "controlled company" or a "foreign private issuer" under the rules of NASDAQ, our board of directors will take all action necessary to comply with NASDAQ corporate governance rules, including appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

        Due to our intent to follow certain home country corporate governance practices and to avail ourselves of the controlled company exemptions, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

Board Leadership Structure

        Mr. Rose, a non-employee, serves as Chairman of our board of directors. We support separating the position of Chief Executive Officer and Chairman to allow our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman to lead our board of directors in its fundamental role of providing advice to, and oversight of, management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as our board of directors' oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the non-management directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors.

        While our amended and restated articles of association, which will be in effect upon the consummation of this offering, will not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions and having a non-employee director serve as Chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Family Relationships

        There is no family relationship between any director and any executive officer.

Committees of our Board of Directors

        Upon the consummation of this offering, our board of directors will have established an audit and risk committee, a remuneration committee and a nomination and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit and Risk Committee

        Our audit and risk committee currently consists of Messrs. Lewis and Rose. Mr. Lewis is currently the chairperson of our audit and risk committee. Upon the consummation of this offering, our audit and risk committee will consist of Messrs. Gentilcore, Rose and Lewis. Mr. Lewis will be the chairperson of our audit and risk committee. Our audit and risk committee will have responsibility for, among other things:

  •
  selecting and hiring our independent registered public accounting firm and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

  •
  evaluating the qualifications, performance and independence of our independent registered public accounting firm;

  •
  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  reviewing the adequacy and effectiveness of our internal control policies and procedures;

  •
  discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

  •
  approving related party transactions.

        The SEC and NASDAQ rules require us to have one independent audit committee member upon the listing of the ADSs, a majority of independent audit committee members within 90 days of the date of such listing and all independent audit committee members within one year of the date of such listing. Upon the listing of the ADSs, we expect to have an audit and risk committee of three non-executive director members, at least one of whom will be considered independent. Our board of directors have affirmatively determined that Messrs. Gentilcore and Rose meet the definition of "independent directors" under applicable SEC and NASDAQ rules. In addition, our board of directors has determined that Mr. Rose qualifies as an "audit committee financial expert," as such term is defined in the rules and regulations of the SEC.

        Our board of directors will adopt a written charter for our audit and risk committee, which will be available on our website upon the consummation of this offering.

Remuneration Committee

        Our remuneration committee currently consists of Messrs. Brenneman, Gentilcore and Lewis. Mr. Brenneman is currently the chairperson of our remuneration committee. Upon the consummation of this offering, our remuneration committee will consist of Messrs. Brenneman, Gentilcore and Rose and Sir Kevin Smith. Mr. Brenneman will be the chairperson of our remuneration committee.

        The remuneration committee will be responsible for, among other things:

  •
  determining the levels of remuneration for each of the Chief Executive Officer, Chief Financial Officer and the Chairman of our board of directors, however no member of the remuneration committee will participate in decisions relating to his or her remuneration;

  •
  establishing and reviewing the objectives of our management compensation programs and compensation policies;

  •
  reviewing and approving corporate goals and objectives relevant to the remuneration of senior management, including annual and long-term performance goals and objectives;

  •
  evaluating the performance of members of senior management and recommending and monitoring the remuneration of members of senior management; and

  •
  reviewing, approving and recommending the adoption of any equity-based or non-equity based compensation plan for our employees or consultants and administering such plan.

        We intend to avail ourselves of the "controlled company" exemption under NASDAQ rules, which exempts us from the requirement that we have a remuneration committee composed entirely of independent directors.

Nomination and Corporate Governance Committee

        We do not currently have a nomination and corporate governance committee. Upon consummation of this offering, our nomination and corporate governance committee will consist of Messrs. Rose, Brenneman and Lewis. Mr. Rose will be the chairperson of our nomination and corporate governance committee.

        The nomination and corporate governance committee will be responsible for, among other things:

  •
  assisting our board of directors in determining the composition and make up of our board of directors including reviewing the independence of directors;

  •
  periodically reviewing our board of directors' structure and identifying potential candidates to be appointed as directors, as the need may arise;

  •
  periodically reviewing the committee structure of our board of directors and recommending the appointment of directors to committees;

  •
  determining and monitoring our corporate governance guidelines; and

  •
  determining the succession plans for the Chairman and Chief Executive Officer.

        We intend to avail ourselves of the "controlled company" exemption under NASDAQ rules, which exempts us from the requirement that we have a nomination and corporate governance committee composed entirely of independent directors.

Code of Business Conduct and Ethics

        Prior to the consummation of this offering, we will revise our code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics will be available on our website at www.edwardsvacuum.com upon consummation of this offering. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Duties of Directors and Conflicts of Interest

        Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

        Pursuant to our amended and restated articles of association, a director who is in any way interested in a contract or transaction with the company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting for consideration.

Indemnification

        We will have customary directors' and officers' indemnity insurance in place for our directors and executive officers. Additionally, following the Corporate Reorganization and prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and some of our executive officers. See "Certain Relationships and Related Party Transactions—Indemnification of Officers and Directors."

        Cayman Islands law provides that a company may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorney's fees, in connection with any negligence, default, breach of duty or breach of trust in relation to us, other than in the case of actual fraud or willful default.

Remuneration

Director and Senior Management Remuneration

        Under the terms of their service agreements, letters of appointment and applicable incentive plans, the aggregate remuneration and benefits paid to our directors and members of our executive management board who served Edwards Group plc for the year ended December 31, 2011 was £4,243,654. Additional information regarding our directors' remuneration, including our directors' interest in shares, is disclosed in note 6 to our audited consolidated financial statements included elsewhere in this prospectus. Edwards Group plc operates various defined contribution group personal pension schemes for employees employed in the United Kingdom, the United States, the Czech Republic, China, Israel, Ireland and South Korea, together with an international defined contribution pension scheme, and there are no amounts set aside or accrued by Edwards Group plc or our other subsidiaries to provide pension, retirement or similar benefits for our directors, executive officers and senior management for the year ended December 31, 2011. Remuneration and benefits paid, set aside or accrued in currencies other than sterling were converted using exchange rates as of December 31, 2011.

        Nick Rose is entitled to receive an annual fee of £250,000. His appointment as Chairman of Edwards Group Limited effective as of March 24, 2012 and is terminable by either party upon three months written notice or at any time in accordance with the articles of association of Edwards Group plc. His letter of appointment states that his appointment is expected to last at least three years. We have the ability to terminate his appointment by the payment of a cash sum in lieu of notice equal to the fee payable for any unexpired portion of the notice period. Mr. Rose is provided with office accommodation and secretarial support. He is subject to non-compete and non-solicitation of employees restrictions for the duration of the appointment and for the 12 months after its termination.

        Contemporaneously with this offering and as compensation for his service as Chairman, we intend to grant Mr. Rose options to purchase 80,000 ordinary shares pursuant to the Equity Plan as described herein, at the initial public offering price. These options will fully vest on the earlier of (i) the fourth anniversary of this offering and (ii) the occurrence of a Change of Control, as defined in the Equity Plan, so long as Mr. Rose is a member of our board of directors at such time. In addition, Mr. Rose has indicated an interest in purchasing up to 33,333 ADSs in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Rose may elect not to purchase ADSs in this offering. The underwriters will receive the same discount from any ADSs purchased by Mr. Rose as they will from any ADSs sold to the public in this offering. Any ADSs sold to Mr. Rose will be subject to a lock-up agreement described under "Shares Eligible for Future Sale—Lock-Up Arrangements."

        The appointment of Jim Gentilcore to the board of directors of Edwards Group plc is fixed until December 2013. Mr. Gentilcore's appointment may be terminated at any time upon written notice or in accordance with the articles of association of Edwards Group plc or upon his resignation. Mr. Gentilcore is entitled to an annual fee of US$100,000.

        Except as discussed above, the Chairman and the directors are entitled to reimbursement of reasonable expenses. The directors, except for Messrs. Rose, D. Smith and Taylor, are not entitled to receive any remuneration on termination of their appointment and are not entitled to participate in share, bonus or pension schemes. We will have customary directors' and officers' indemnity insurance in place in respect of the Chairman and the directors and we intend to enter third-party indemnity agreements with the Chairman and directors. See "Certain Relationships and Related Party Transactions—Indemnification of Officers and Directors" included elsewhere in this prospectus for further information. The Chairman and the directors are subject to confidentiality undertakings without termination periods.

Employment Agreements

        Matthew Taylor, our Chief Executive Officer, receives a salary of £412,000 per year. He currently participates in the Edwards Group plc bonus scheme (as described herein). He is also eligible for private health insurance for himself and his spouse, life assurance, permanent health insurance and disability insurance. We contribute 10% of his basic salary to a group personal pension scheme on his behalf. His employment agreement is terminable by either party on 12 months' notice. We have the ability to terminate the agreement by the payment of a cash sum in lieu of notice equal to (i) his salary for such notice period had notice been given; (ii) either the cost to us of providing his benefits (including pension but excluding bonus (other than in respect of the period during which he is actually employed)) or a cash sum equal to 20% of his basic salary for any unexpired portion of the notice period and (iii) a bonus amount in like manner to executives still employed (pro rated to account for time when he was still employed). The payment in lieu of notice can, at our discretion, be paid as a lump sum or in equal monthly installments over the notice period. There is a mechanism in the agreement to reduce the payment if he commences alternative employment paying more than £20,000 per year. Where we elect to make a payment in lieu of notice, he is required to use reasonable endeavors to find alternative paid employment.

        Contemporaneously with this offering and as compensation for his service as Chief Executive Officer, we intend to grant Mr. Taylor options to purchase 160,000 ordinary shares pursuant to the Edwards Group Limited 2012 Equity Incentive Plan (the "Equity Plan") as described herein, at the initial public offering price. These options will fully vest on the third anniversary of this offering so long as Mr. Taylor is a member of our board of directors or our Chief Executive Officer at such time.

        David Smith, our Chief Financial Officer, receives a salary of £339,000 per year. He currently participates in the Edwards Group plc bonus scheme. He is also eligible for private health insurance for himself and his spouse, life assurance, permanent health insurance and disability insurance. He is also paid a cash allowance in lieu of a pension contribution equal to 10% of his annual salary, which is paid in monthly installments. His employment agreement is terminable by either party on 12 months' notice. We have the ability to terminate the agreement by the payment of a cash sum in lieu of notice equal to (i) his salary for such notice period had notice been given; (ii) either the cost to us of providing his benefits (including pension but excluding bonus (other than in respect of the period during which he is actually employed)) or a cash sum equal to 20% of his basic salary for any unexpired portion of the notice period and (iii) a bonus amount in like manner to executives still employed (pro rated to account for time when he was still employed). The payment in lieu of notice can, at our discretion, be paid as a lump sum or in equal monthly installments over the notice period. There is a mechanism in the agreement to reduce the payment if he commences alternative employment paying more than £20,000 per year. Where we elect to make a payment in lieu of notice, he is required to use reasonable endeavors to find alternative paid employment.

        Contemporaneously with this offering and as compensation for his service as Chief Financial Officer, we intend to grant Mr. Smith options to purchase 115,000 ordinary shares pursuant to the Equity Plan as described herein, at the initial public offering price. These options will fully vest on the third anniversary of this offering so long as Mr. Smith is a member of our board of directors or our Chief Financial Officer at such time.

        Additionally, Edwards Group plc has entered into employment agreements with each member of our executive management board.

Executive Officer Bonus Plan

        Mr. Taylor and Mr. D. Smith participate in an annual cash bonus scheme which provides, at the discretion of the Edwards Group plc board of directors, for an on-target bonus opportunity of 70% of salary (and maximum bonus opportunity of 91% of salary). The scheme is based, as to 80% of the potential maximum, on the achievement of three financial performance targets: adjusted EBITDA, adjusted EBITDA margin and management operating cash flow. 20% of the potential maximum is based on functional/individual performance. Mr. Taylor and Mr. Smith may also participate in our Equity Plan and Sharesave Plan, each of which is discussed below.

        The other members of the executive management board participate in the same cash bonus scheme with an on-target bonus opportunity of 60% of salary (and maximum bonus opportunity of 78% of salary). The scheme is based, as to 80% of the potential maximum, on the achievement of the three financial performance targets described above. The executive management board members are assessed on a cumulative quarterly basis over the financial year, with any payment being made in the second month after the end of the quarter. The balancing 20% of the potential maximum is, for the other members of the executive management board, based on functional/individual performance, (as agreed between the executive officer and the remuneration committee at the start of the financial year) which will be assessed following the end of the year; no payment will be made under this element unless the adjusted EBITDA margin threshold performance target has been met at the end of the year. The remuneration committee has determined that this bonus scheme for the other members of the executive management board, which is based on the bonus scheme operated throughout the Company, will be appropriate for use after the consummation of this offering because it places a strong focus on repeated achievement of cumulative quarterly targets throughout the financial year, while providing an additional reward based on functional/individual performance. Payments under the scheme are discretionary, subject to the potential maximum targets discussed above, and a different bonus scheme could be adopted by the remuneration committee in a future year.

Consultancy Agreement with Nigel Hunton

        Nigel Hunton was an executive officer of Edwards Group plc and served on its board of directors until his resignation on March 24, 2011. Mr. Hunton continued to be employed by Edwards Limited under a one-year fixed term consultancy agreement, which terminated on March 31, 2012. Under that consultancy agreement, he was paid a basic fee of £364,500 and participated in the Edwards Group plc bonus scheme.

Share Ownership Policy

        We have established a share ownership policy for certain of our executive officers who held ordinary shares immediately preceding this offering. Under the share ownership policy, the amount of ordinary shares each executive officer will be targeted to own, which is stated as a multiple of the executive officer's base salary, will be as follows: (i) five times for our CEO; (ii) three times for each of our CEO's direct reports and (iii) one times for all other executive officers who held ordinary shares immediately preceding this offering. The equity ownership of our named executive officers is set forth in the beneficial ownership table in "Principal and Selling Shareholders."

        Additionally, newly appointed executive officers who did not hold any ordinary shares immediately preceding this offering will be expected to build ownership value over time as a result of their performance and participation in the Equity Plan in the amount of one times the executive officer's base salary. Under the guidelines, no time period is specified for compliance. The Remuneration Committee will assess progress toward meeting the guidelines on an annual basis.

Employee Share Schemes

        In connection with this initial public offering we intend to adopt the Equity Plan and the Edwards Group Sharesave Scheme (the "Sharesave Plan"). We may grant options and other forms of equity-based compensation to employees, directors and consultants of us and our subsidiaries and affiliates under these arrangements.

        As previously indicated, contemporaneously with this offering and as compensation for their service as Chairman, Chief Executive Officer and Chief Financial Officer, we intend to grant Messrs. Rose, Taylor and Smith options to purchase an aggregate of 355,000 ordinary shares pursuant to the Equity Plan as described herein, at the initial public offering price. Mr. Rose's options will fully vest on the earlier of (i) the fourth anniversary of this offering and (ii) the occurrence of a Change of Control, as defined in the Equity Plan, so long as Mr. Rose is a member of our board of directors at such time. Messrs. Taylor and Smith's options will fully vest on the third anniversary of this offering so long as Messrs. Taylor and Smith remain members of our board of directors or our Chief Executive Officer or Chief Financial Officer, respectively, at such time.

        In addition to the options granted to executive officers, contemporaneously with this offering and as compensation for his or her service as an executive officer we intend to grant to executive officers and employees options to purchase up to an aggregate of 895,000 ordinary shares pursuant to the Equity Plan as described herein, at the initial public offering price. These options will fully vest on the third anniversary of this offering so long as the executive officer or employee remains in employment with or contracted to work for us.

The Equity Plan

        The Equity Plan is an omnibus equity incentive plan providing for the grant of nonqualified share options, incentive share options, share appreciation rights, restricted shares and other share-based awards (collectively, the "Awards"). The Equity Plan reserves approximately 6.5 million ordinary shares for the issuance of Awards. Unless otherwise determined by the Remuneration Committee, all ordinary shares issued in respect of any Award granted under the Equity Plan will be received by participants in the form of ADSs. The Equity Plan will be adopted prior to the consummation of this offering and is not subject to the Employee Retirement Income Security Act of 1974, as amended.

        The purposes of the Equity Plan are to assist us and our subsidiaries and affiliates in attracting and retaining employees, directors and consultants and to align their respective interests with shareholders' interests through equity-based compensation. The following is a summary of the material terms of the Equity Plan, but does not include all of the provisions of the Equity Plan.

Administration

        The Equity Plan is administered by the remuneration committee of our board of directors or any other committee designated by our board of directors to administer the Equity Plan. The administrator is empowered to interpret and administer the Equity Plan. Without limiting the generality of the foregoing, the administrator is empowered to select the employees, directors and consultants to whom Awards will be granted, determine the form, amount and other terms and conditions of Awards, clarify, construe or resolve any ambiguity in any provision of the Equity Plan or any Award agreement and adopt such rules and guidelines for administering the Equity Plan as it deems necessary or proper. All actions, interpretations and determinations by the administrator will be final and binding.

Shares Available

        The Equity Plan will reserve the number of shares of our ordinary shares described above, subject to adjustments, for the issuance of Awards. In the event that any outstanding Award expires or is forfeited, cancelled or otherwise terminated without the issuance of shares or is otherwise settled for cash, the shares allocable to such Award, to the extent of such forfeiture, cancellation, termination or settlement for cash will again be available for issuance. Any shares available for issuance pursuant to a shareholder-approved equity incentive plan sponsored by a company acquired by us may (following appropriate adjustments to reflect the acquisition) be used for Awards under the Equity Plan, subject to applicable law.

Eligibility for Participation

        Employees, directors and consultants of us and our subsidiaries and affiliates are eligible to participate in the Equity Plan. The selection of participants is within the sole discretion of the administrator.

Types of Awards

        The Equity Plan provides for the grant of nonqualified share options, incentive share options, share appreciation rights, restricted shares and other share-based awards. The administrator determines the terms and conditions of each Award, including the number of shares subject to the Award, the vesting terms and the purchase price. Awards may be made in assumption of or in substitution for awards previously granted by a company acquired by us or with which we combine.

Award Agreement

        Awards granted under the Equity Plan are evidenced by Award agreements that provide additional terms and conditions associated with the Awards, as determined by the administrator in its discretion. In the event of any conflict between the provisions of the Equity Plan and any such Award agreement, the provisions of the Equity Plan will control.

Options

        An option granted under the Equity Plan permits the holder to purchase from us a stated number of shares of our ordinary shares at an exercise price established by the administrator. Subject to the terms of the Equity Plan, the terms and conditions of any option will be determined by the administrator. Options will be designated as either nonqualified share options or incentive share options, which have different US tax treatment. An option granted as an incentive share option will, to the extent it fails to qualify as an incentive share option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair market value of a share of our ordinary shares on the trading day immediately preceding the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed ten years.

Share Appreciation Rights

        A share appreciation right granted under the Equity Plan entitles the holder to receive, upon its exercise, the excess of the fair market value of a specified number of shares of our ordinary shares on the date of exercise over the grant price of the share appreciation right. Subject to the terms of the Equity Plan, the terms and conditions of any share appreciation right will be determined by the administrator. Payment may be in the form of cash, shares or any combination thereof.

Restricted Shares

        An Award of restricted shares granted under the Equity Plan is a grant of a specified number of shares of our ordinary shares, which are subject to forfeiture upon the occurrence of specified events. Each Award agreement evidencing a restricted share grant will specify the period of restriction, the conditions under which the restricted shares may be forfeited to us and such other provisions as the administrator may determine, subject to the terms of the Equity Plan.

Other Share-Based Awards

        The administrator may grant other Awards of shares of our ordinary shares and Awards that are valued, in whole or in part, by reference to our ordinary shares. Such Awards will be in such form and subject to such terms and conditions as the administrator may determine. The administrator will determine whether such other share-based awards will be settled in cash, shares or any combination thereof.

Awards to Non-U.S. Participants

        The administrator may modify the terms and conditions of any Award granted to a non-U.S. participant to comply with applicable foreign law and establish subplans for non-U.S. participants with modified terms and conditions as may be necessary or advisable. A subplan has been designed such that part of the plan may be approved by HM Revenue and Customs ("HMRC"), so that U.K. resident employees (and any of our U.K. resident executive directors provided that they are required to devote no less than 25 hours per week to the performance of their duties of employment) can be granted options that are capable of attracting favorable tax treatment up to a limit of £30,000 on the market value (calculated on the date of grant) of the ordinary shares available from such unexercised options per individual. Their Awards will be options with an exercise price payable, which will be determined by the administrator before grant, and will not be less than the average middle-market quotation of a share on the trading date preceding the date of grant.

Transferability

        Unless otherwise determined by the administrator, Awards may not be transferred by a participant except in the event of death. Any permitted transfer of the Awards to heirs or legatees of a participant will not be effective unless the administrator has been furnished with written notice thereof and a copy of such evidence as the administrator may deem necessary to establish the validity of the transfer and the acceptance by the transferee of the terms and conditions in the Equity Plan.

        The administrator may impose such transfer restrictions on any shares received in connection with an Award as it may deem advisable or desirable. These restrictions may include a requirement that the participant hold the shares received for a specified period of time or a requirement that a participant represent and warrant in writing that the participant is acquiring the shares for investment and without any present intention to sell or distribute such shares.

Shareholder Rights

        Except as otherwise provided in the applicable Award agreement, a participants have no rights as a shareholder with respect to shares of our ordinary shares covered by any Award until the participants become the record holder of such shares and, with respect to awards of restricted shares, the period of restriction lapses.

Adjustment of Awards

        In the event of a corporate event or transaction, in order to prevent dilution or enlargement of participants' rights under the Equity Plan, the administrator will make certain adjustments to Awards, including, in its sole discretion, adjustment of the number and kind of shares that may be issued under the Equity Plan or under particular Awards, the exercise price or purchase price applicable to outstanding Awards, and other value determinations applicable to the Equity Plan or outstanding Awards.

        In the event we experience a change in control or in anticipation of the occurrence of a change in control, the administrator may make adjustments to the terms and conditions of outstanding Awards, including, acceleration of vesting and exercisability of Awards, substitution of Awards with substantially similar Awards and cancellation of Awards for fair value.

Amendment and Termination

        The administrator may amend or terminate the Equity Plan or any Award agreement at any time. However, no amendment or termination is permitted without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement, if such action increases the number of ordinary shares under the Equity Plan, or if such action would result in a material increase of benefits available under the Equity Plan or a change in the eligibility requirements under the Equity Plan. No amendment or termination is permitted without the consent of a participant if such amendment or termination would materially diminish the participant's rights under the Equity Plan or any Award unless the administrator deems such amendment or termination necessary to comply with applicable laws.

        No Awards will be granted after the tenth anniversary of the effective date of the Equity Plan.

The Sharesave Plan

        The Sharesave Plan is an arrangement which permits our employees to purchase our ordinary shares through payroll deductions (or other suitable arrangements requiring a regular contribution from the employee). The Sharesave Plan contains different parts which are designed to comply with the laws of various jurisdictions in which our employees are located, namely: (i) Part A is designed to be approved by HMRC as a savings-related ordinary share option plan for our U.K. employees; (ii) Part B is designed to be an employee share purchase plan within the meaning of Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for our U.S. employees; (iii) Part C is designed to meet the requirements which would allow the options to qualify for favorable tax treatment in France; (iv) Part D is an international savings-related ordinary share option plan based on Part A but with modifications for operation in other countries where it is feasible to grant options over ordinary shares; and (v) Part E is a savings-related phantom option plan based on Part D for operation in countries where it is not feasible to grant options over ordinary shares. In each case, the Sharesave Plan would be open to all employees (including our executive officers and senior management) generally, subject to any specific local restrictions and any period of qualifying service set by our remuneration committee.

Savings

        An eligible employee who applies for an option under the Sharesave Plan would agree to make monthly contributions into a savings account for a specified period of time. The length of the savings period and the maximum permitted savings amount will vary in accordance with the rules for obtaining tax favored treatment of the options in France, the United Kingdom and the United States. Ordinary shares may only be acquired under Parts A and B of the Sharesave Plan on the exercise of the options using accrued savings. Participants are permitted to use additional funds to purchase ordinary shares on the exercise of options granted under Parts C, D and E of the Sharesave Plan.

Price

        The remuneration committee shall determine the price payable for each ordinary share under option, and the exercise price may be set at a discount to the market value of the shares. Broadly, the discount cannot exceed twenty percent (20%) at the time that employees are granted, or invited to apply for, an option, subject to specific limits for options which qualify for tax-favored status in France, the U.K. and the US.

Administration

        The Sharesave Plan is administered by the remuneration committee of our board of directors and/or any other committee or organization designated by our board of directors to administer the Sharesave Plan.

Shares Available

        The Sharesave Plan reserves approximately 2.2 million ordinary shares for the grant of options (including notional shares in respect of which a phantom option is granted). In the event that any outstanding option or phantom option expires or is forfeited, cancelled or otherwise terminated without the issuance of shares or is otherwise settled for cash (except in the case of phantom options), the shares allocable to such option or phantom option, to the extent of such forfeiture, cancellation, termination or settlement for cash will again be available for the grant of options or phantom options.

Options

        An option granted under the Sharesave Plan permits the holder to purchase from us a stated number of shares of our ordinary shares at an exercise price established by the administrator. A phantom option granted under the Sharesave Plan permits the holder to a contingent cash payment based on the value of a share. The term of each option and phantom option will be determined prior to the date of grant (taking into account local legal and tax requirements).

Transferability

        Unless otherwise determined by the administrator, options or phantom options may not be transferred by a participant except in the event of death.

Shareholder Rights

        Except as otherwise provided in the applicable option agreement, participants have no rights as a shareholder with respect to ordinary shares covered by any option until the participants become the record holder of such shares.

Adjustment of options

        In the event of a corporate event or transaction, in order to prevent dilution or enlargement of participants' rights under the Sharesave Plan, the administrator may adjust the number and kind of shares that may be issued under the Sharesave Plan or under particular options.

        In the event we experience a change in control, the options and phantom options will become exercisable for the six months following such change of control, after which they will lapse. This is subject to the fact that a company which obtains control may substitute options and phantom options with substantially similar options and phantom options of its own.

Amendment and Termination

        The administrator may amend or terminate the Sharesave Plan at any time. However, no amendment is permitted without shareholder approval if such amendment would be to the advantage of option holders and eligible employees, and no amendment is permitted without the consent of the holders of 75% of the options if such amendment or termination would materially prejudice the option holders' rights under the Sharesave Plan or any option.

        No options will be granted after the tenth anniversary of the adoption date of the Sharesave Plan (and no options may be granted under Part C more than 76 months after the adoption date).

Purchase of Ordinary Shares by Employees

        Any employee who was U.K. tax resident during any previous acquisitions of our ordinary shares made at the full market value of the ordinary shares at the time of the acquisition completed a s431 election pursuant to Part 7 of the United Kingdom Income Tax (Earnings and Pensions) Act 2003 to ensure that any restrictions, if any, on the ordinary shares would be disregarded for U.K. tax purposes.

Pensions and Post-Retirement Benefits

        Edwards Group plc operates various defined contribution group personal pension schemes for employees employed in the United Kingdom, the United States, the Czech Republic, China, Israel, Ireland and South Korea, together with an international defined contribution pension scheme to which the relevant employer makes contributions which may be based on each employee's level of contributions. Statutory contributions for pensions or retirement are made in other countries in which we operate.

        In the United Kingdom, we make contributions to the Edwards U.K. Pension Plan, a defined contribution pension plan administered by Friends Life Ltd. that is contract-based with defined rates of contribution. A defined contribution pension scheme is a plan under which a company pays fixed contributions. The plan operates under a salary sacrifice arrangement with pensionable salary defined as basic pay plus other regular elements of pay as defined by us before salary sacrifice is applied.

        Pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006, former employees of The BOC Group plc in the United Kingdom transferred to us following our acquisition of the U.K. business from The BOC Group plc in 2007. As a result of this transfer, certain employees in the United Kingdom may retain a right to an enhanced pension in certain circumstances, including on early retirement and redundancy. See "Risk Factors—We may be subject to increased payments in respect of Beckmann liabilities."

        Edwards Group plc has a post-retirement benefit scheme with respect to our employees in Japan. Under the scheme, the accrual of pension benefits is calculated on a cash balance basis with a monthly credit equivalent to 7.5% of the employee's base salary plus interest which is credited annually. Upon termination of employment, employees receive all or part of their benefits as a lump sum based on their length of service and whether their termination was voluntary or involuntary. As of December 31, 2011, there were 254 members of the post-retirement scheme in Japan. In South Korea, Edwards Group plc operates a post-retirement benefit scheme which employees may elect to join. Those employees that select the post-retirement benefit scheme are entitled to a lump sum paid upon termination, retirement or death based on their final average earnings and length of service. The minimum employer contribution rate as required by law is equivalent to one month's worth of final average earnings for each consecutive year of service in the defined benefit section. As of December 31, 2011, there were 372 members in the post-retirement scheme in South Korea. Edwards Group plc does not operate a defined benefit pension scheme for the benefit of our directors or senior management.

        Edwards Group plc operates a defined benefit pension scheme for employees in the Netherlands (which had six employee members as of December 31, 2011) and a defined benefit pension scheme for employees in Belgium (which had three employees who were members as of December 31, 2011).

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the ownership of ordinary shares (1) immediately following the Corporate Reorganization and the Corporate Recapitalization, but prior to this offering, and (2) as adjusted to give effect to the Corporate Reorganization, the Corporate Recapitalization and this offering by: (a) each person who is known by us to be the beneficial owner of more than five percent of the outstanding ordinary shares; (b) each of our directors; (c) each member of senior management; (d) all of our senior management and directors as a group; and (e) each of the selling shareholders.

        Except as noted below, to our knowledge, none of the selling shareholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of ordinary shares described below. Certain selling shareholders may be deemed to be "underwriters" as defined in the Securities Act. Any profits realized by such selling shareholders may be deemed to be underwriting commissions. Each of the selling shareholders listed below has voting and dispositive power with respect to the ordinary shares to be offered for resale by such selling shareholder, and, except as noted below, none of such selling shareholders are broker-dealers or an affiliate of a broker-dealer.

        Percentage of beneficial ownership is based on 86,440,684 ordinary shares outstanding prior to this offering and after giving effect to the Corporate Reorganization and the Corporate Recapitalization and 98,940,684 ordinary shares to be outstanding after the completion of this offering, assuming no exercise of the underwriters' option to purchase additional ADSs, or 98,940,684 ordinary shares, assuming full exercise of the underwriters' option to purchase additional ADSs. Before giving effect to the Corporate Recapitalization, as of March 1, 2012, approximately 0.157% of our outstanding A ordinary shares and 6.404% of our outstanding C ordinary shares were held by U.S. holders and there were six record holders in the United States.

        Following the Corporate Reorganization and immediately prior to the consummation of this offering, we will effect a corporate recapitalization (the "Corporate Recapitalization"), whereby all of our A ordinary shares, B ordinary shares, C ordinary shares and preference shares will be reclassified and converted into a new series of ordinary shares and ordinary deferred shares, and any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range set forth on the cover of this prospectus, as described further under "Corporate Reorganization and Recapitalization."

        As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively.

        Beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities held and also includes options or warrants to purchase ordinary shares currently exercisable or exercisable within 60 days after the date of this prospectus. Except as indicated by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Unless otherwise indicated, the address of each executive officer, director and selling shareholder is c/o Edwards Group Limited, Manor Royal, Crawley, West Sussex RH10 9LW.

	Ordinary shares beneficially owned before this offering		Ordinary shares beneficially owned after this offering(1)		Ordinary shares beneficially owned after this offering assuming full exercise of the option to purchase additional ordinary shares
Name and address of beneficial owner	Number of ordinary shares	Percentage of ordinary shares	Number of ordinary shares	Percentage of ordinary shares	Number of ordinary shares	Percentage of ordinary shares
Principal shareholders:
CCMP Capital, LLC and Related Funds(2)	39,667,940	45.9%	39,667,940	40.1%	38,765,311	39.2%
Unitas Capital Investors (Cayman) Ltd.(3)	39,667,940	45.9%	39,667,940	40.1%	38,765,311	39.2%
Directors and Executive Officers:
Sia Abbaszadeh	245,117	*	245,117	*	239,539	*
Mike Allison(4)	326,824	*	326,824	*	326,824	*
Greg Brenneman(2)	—	—	—	—	—	—
Jim Gentilcore	124,528	*	124,528	*	124,528	*
Steven Goldspring	—	—	—	—	—	—
Ron Krisanda	326,823	*	326,823	*	319,386	*
John Lewis(5)	—	—	—	—	—	—
Dr. Stephen Ormrod(6)	490,235	*	490,235	*	490,235	*
Sue Rabbett(7)	81,706	*	81,706	*	79,846	*
Adam Ramsay(8)	163,412	*	163,412	*	159,694	*
Nick Rose	—	—	—	—	—	—
Sir Kevin Smith(5)	—	—	—	—	—	—
David Smith	336,696	*	336,696	*	336,696	*
Ian Stones	115,254	*	115,254	*	115,254	*
Matthew Taylor	431,461	*	431,461	*	431,461	*
Michael Wilson(9)	115,254	*	115,254	*	112,632	*
All board of director members and senior management as a group (16 persons)	2,757,310	3.2%	2,757,310	2.8%	2,736,095	2.8%
Selling Shareholders:
Scott Balaguer	74,557	*	74,557	*	72,861	*
Mike Brown	37,278	*	37,278	*	36,430	*
Mark Greene	74,557	*	74,557	*	72,861	*
Jodie Hague	65,367	*	65,367	*	63,880	*
Nick Haste	14,775	*	14,775	*	14,439	*
Tamsin Haste	14,726	*	14,726	*	14,391	*
Heinz Holsten	245,117	*	245,117	*	239,539	*
Mark Hope	29,501	*	29,501	*	28,830	*
Rod Hughes	29,501	*	29,501	*	28,830	*
Michelle Dolly-Hunton	402,037	*	402,037	*	392,889	*
Nigel Hunton	402,027	*	402,027	*	392,879	*
Anthony Key	14,745	*	14,745	*	14,409	*
Anne-Marie Key	14,755	*	14,755	*	14,419	*
Sarah Larkins	14,765	*	14,765	*	14,429	*
Iain Larkins	14,765	*	14,765	*	14,429	*
Ian Mackay	108,806	*	108,806	*	106,330	*
John O'Sullivan	115,255	*	115,255	*	112,632	*
Anil Patel	57,627	*	57,627	*	56,316	*
James Pumfrey	18,861	*	18,861	*	18,484	*
Vanessa Pumfrey	9,834	*	9,834	*	9,610	*
Thomas Pumfrey	806	*	806	*	788	*

	Ordinary shares beneficially owned before this offering		Ordinary shares beneficially owned after this offering(1)		Ordinary shares beneficially owned after this offering assuming full exercise of the option to purchase additional ordinary shares
Name and address of beneficial owner	Number of ordinary shares	Percentage of ordinary shares	Number of ordinary shares	Percentage of ordinary shares	Number of ordinary shares	Percentage of ordinary shares
Paul Rawlings	115,255	*	115,255	*	112,632	*
Michael Reeve	14,990	*	14,990	*	14,649	*
Christine Reeve	14,511	*	14,511	*	14,181	*
Marinella Varallo	115,255	*	115,255	*	112,632	*
Teck Yeow	115,255	*	115,255	*	112,632	*

*
Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)
Beneficial ownership does not include any ordinary shares underlying ADSs that may be purchased in this offering. See "Underwriting."

(2)
In the case of CCMP Capital, LLC ("CCMP Capital"), includes 4,665,383 ordinary shares owned by CCMP Capital Investors (Cayman) II, L.P. ("CCMP Cayman") and 35,002,557 ordinary shares owned by CCMP Capital Investors II (AV-3), L.P. ("CCMP Capital Investors" and, together with CCMP Cayman, the "CCMP Capital Funds"). If the underwriters exercise their option to purchase additional shares in full: (i) 106,159 shares will be sold by CCMP Cayman and (ii) 796,470 shares will be sold by CCMP Capital Investors.

The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P. ("CCMP Capital Associates"). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC ("CCMP Capital Associates GP"). CCMP Capital Associates GP is wholly-owned by CCMP Capital. Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by the CCMP Capital Funds.

CCMP Capital ultimately exercises voting and dispositive power over the ordinary shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such shares are made by an investment committee, the members of which are Stephen Murray (the President and Chief Executive Officer of CCMP Capital), Greg Brenneman and Robert J. McGuire (Senior Member of CCMP Capital Advisors (UK), LLP, an affiliate of CCMP), each of whom may be deemed to beneficially own the shares owned by the CCMP Capital Funds. The address of Mr. Murray, Mr. Brenneman and each of the CCMP entities (other than CCMP Cayman and CCMP Capital Investors) is c/o CCMP Capital, LLC, 245 Park Avenue, New York, New York 10167. The address of Mr. McGuire is c/o CCMP Capital Advisors (UK) LLP, Almack House, 28 King Street, London SW1Y 6XA, United Kingdom. The address of CCMP Cayman and CCMP Capital Investors is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town KY1-9005, Grand Cayman, Cayman Islands.

Each of Messrs. Murray, Brenneman and McGuire disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds, except to the extent of their respective pecuniary interest therein.

(3)
Unitas Capital Investors (Cayman) Ltd. is majority owned by Asia Opportunity Fund II, L.P. ("AOF"). The general partner of AOF is Unitas Capital Equity Partners II, L.P. ("Unitas Capital"). The general partner of Unitas Capital is Liu Asia Equity Company II ("Liu Asia Equity"). Liu Asia Equity is wholly-owned by Andrew Liu. Each of AOF, Unitas Capital and Liu Asia Equity may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by Unitas Capital Investors (Cayman) Ltd.

Unitas Capital ultimately exercises voting and dispositive power over the ordinary shares held by Unitas Capital Investors (Cayman) Ltd. Voting and disposition decisions at Unitas Capital with respect to such shares are made by an investment committee, the members of which are Jay Lee, John Lewis, Andrew Liu, Anurag Mathur, Ajeet Singh, Sir Kevin Smith, Eugene Suh and Jim Tsao, each of whom may be deemed to beneficially own the shares owned by Unitas Capital Investors (Cayman) Ltd. Each of Messrs. Lee, Lewis, Liu, Mathur, Singh, Smith, Suh and Tsao disclaims any beneficial ownership of any shares beneficially owned by Unitas Capital Investors (Cayman) Ltd., except to the extent of their respective pecuniary interest therein. The address of each of Unitas Capital Investors (Cayman) Ltd. and Unitas Capital is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Cayman Islands.

(4)
In the case of Mike Allison, includes 163,412 ordinary shares owned by Mr. Allison and 163,412 ordinary shares owned by Caroline Allison.

(5)
John Lewis is a Partner and the Chief Investment Officer of Unitas. Sir Kevin Smith is a Partner of Unitas. Both serve as directors pursuant to the Shareholders' Agreement and are members of a group of persons who exercise voting and disposition decisions over the ordinary shares held by Unitas Capital Investors (Cayman) Ltd. Each of Messrs. Lewis and Smith disclaims any beneficial ownership of any shares beneficially owned by Unitas Capital Investors (Cayman) Ltd., except to the extent of their respective pecuniary interest therein. The address of each of Messrs. Lewis and Smith is c/o Unitas Capital, 14th Floor, St. George's Building, 2 Ice House Street, Central, Hong Kong.

(6)
In the case of Dr. Stephen Ormrod, includes 426,817 ordinary shares owned by Dr. Ormrod, 53,744 ordinary shares owned by Lesley Ormrod, 4,837 ordinary shares owned by Alexander Ormrod and 4,837 ordinary shares owned by Lewis Ormrod.

(7)
In the case of Sue Rabbett, includes 49,024 ordinary shares owned by Ms. Rabbett and 32,682 shares owned by Douglas Rabbett-Brown.

(8)
In the case of Adam Ramsay, includes 81,706 ordinary shares owned by Mr. Ramsay and 81,706 ordinary shares owned by Adele Ramsay.

(9)
In the case of Michael Wilson, includes 57,627 ordinary shares owned by Mr. Wilson and 57,627 ordinary shares owned by Sheila Wilson.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders' Agreement

        Prior to the consummation of this offering, we will enter into the Shareholders' Agreement with certain of our existing shareholders, each of whom was previously a shareholder of Edwards Group plc. The Shareholders' Agreement governs certain aspects of our relationship with such shareholders immediately prior to and following this offering.

        In particular, the Shareholders' Agreement provides that each Principal Shareholder will have the right to elect (i) two directors to our board of directors for so long as each owns at least ten percent (10%) of our outstanding ordinary shares; and (ii) one director each for so long as each holds at least five percent (5%) of our outstanding ordinary shares.

        The Shareholders' Agreement also provides that for so long as the Principal Shareholders collectively own at least thirty-three and one-third percent (33 1/3%) of our outstanding ordinary shares, their consent will be required for us to consummate certain actions, such as: (i) the acquisition or divestiture of the securities or assets in which the aggregate consideration is in excess of $10,000,000; (ii) the entrance into certain joint venture, investment or similar arrangements in which the value is or for consideration in excess of $10,000,000; (iii) the entrance into certain debt transactions in which the value is or for consideration in excess of $10,000,000; (iv) the appointment or dismissal of our Chief Executive Officer and Chief Financial Officer; (v) the issuance of equity (subject to certain limitations); (vi) the commencement of any liquidation of Edwards Group Limited and certain of its material subsidiaries; and (vii) the changing of the maximum number of directors constituting our board of directors; or (viii) the entering into of any agreement to do any of the foregoing. If such thirty-three and one-third percent (33 1/3%) threshold is satisfied but either Principal Shareholders owns less than ten percent (10%) of our outstanding ordinary shares, such actions will only require the prior written consent of the Principal Shareholder owning ten percent (10%) or more of our outstanding ordinary shares.

        Furthermore, the Principal Shareholders have agreed to vote all outstanding ordinary shares held by them together and in a consistent manner on any matter requiring the approval of our shareholders, for so long as the Principal Shareholders own at least fifty percent (50%) of our outstanding ordinary shares.

        Additionally, the Shareholders' Agreement provides for shareholder registration rights, including (i) demand registration rights, which require us to effect the registration of our ordinary shares they hold upon the written request of the Principal Shareholders, subject to certain limitations; (ii) shelf demand registration rights, which require us to effect a shelf registration if it qualifies to do so, upon the written request of either of the Principal Shareholders, subject to certain limitations; and (iii) piggyback rights, which may be exercised by the Principal Shareholders at any time, or by the Management Shareholders (as defined in the Shareholders' Agreement), with some exceptions, at the first underwritten offering of our ordinary shares in which the Principal Shareholders participate as selling shareholders, but only in proportion to the amount of securities to be sold by the Principal Shareholders during each such offering. We are responsible for fees and expenses in connection with the shareholder registration rights, other than underwriters' discounts and brokers' commissions and transfer taxes; if any, relating to any such registration and offering.

        Subject to certain exceptions, the Shareholders' Agreement will terminate at such time as there are no remaining Registrable Securities (as defined in the Shareholders' Agreement). The transfer restrictions relating to the Management Shareholders will terminate immediately following the consummation of the First Secondary Offering (as defined in the Shareholders' Agreement) and the transfer restrictions relating to the Principal Shareholders will terminate at such time as either of the

Principal Shareholders no longer continues to own more than five percent (5%) of our ordinary shares.

Management Services Agreement

        On March 11, 2007, Edwards Group plc entered into a five-year management services agreement (the "Management Services Agreement") with CCMP and Unitas, pursuant to which CCMP and Unitas (or their affiliates) provide us with business monitoring and transaction advisory services. Edwards Group plc is obligated to pay CCMP and Unitas (or their designees), collectively, a quarterly advisory fee in an amount equal to US$125,000 and are obligated to reimburse for (1) reasonable out-of-pocket expenses incurred by each director appointed to its board of directors or the board of directors of any of its subsidiaries in connection with attending regular and special meetings of such board of directors and any committee thereof, and (2) reasonable out-of-pocket expenses incurred in connection with the provision of such management services.

        In 2009, we paid CCMP and Unitas a total of approximately US$1,100,000 under the Management Services Agreement consisting of US$500,000 of advisory fees and approximately US$600,000 for the reimbursement of out-of-pocket expenses. In 2010, we paid CCMP and Unitas a total of approximately US$800,000 under the Management Services Agreement consisting of US$500,000 of advisory fees and approximately US$300,000 for the reimbursement of out-of-pocket expenses. In 2011, CCMP and Unitas received a total of approximately US$1,100,000 under the Management Services Agreement consisting of approximately US$500,000 of advisory fees and approximately US$600,000 for the reimbursement of out-of-pocket expenses.

        Pursuant to the Management Services Agreement, at the consummation of the acquisition of the Edwards business from The BOC Group plc in 2007, Edwards Group plc paid CCMP and Unitas £12,000,000 for, among other things, advisory services provided by them related to, and payable upon the completion of such acquisition.

        Upon the consummation of this offering, the Management Services Agreement will automatically terminate.

        The Management Services Agreement also includes indemnification provisions in favor of CCMP, Unitas and their affiliates.

Transactions with Executive Officers and Directors

        Contemporaneously with this offering and as compensation for his service as Chairman, we intend to grant Nick Rose, our Chairman, options to purchase 80,000 ordinary shares pursuant to the Equity Plan as described herein, at the initial public offering price. These options will fully vest on the earlier of (i) the fourth anniversary of this offering and (ii) the occurrence of a Change of Control, as defined in the Equity Plan, so long as Mr. Rose is a member of our board of directors at such time. In addition, Mr. Rose has indicated an interest in purchasing up to 33,333 ADSs in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Rose may elect not to purchase ADSs in this offering. The underwriters will receive the same discount from any ADSs purchased by Mr. Rose as they will from any ADSs sold to the public in this offering. Any ADSs sold to Mr. Rose will be subject to a lock-up agreement described under "Shares Eligible for Future Sale—Lock-Up Arrangements."

        Contemporaneously with this offering and as compensation for his service as Chief Executive Officer, we intend to grant Mr. Taylor options to purchase 160,000 ordinary shares pursuant to the Equity Plan as described herein, at the initial public offering price. These options will fully vest on the third anniversary of this offering so long as Mr. Taylor is a member of our board of directors or our Chief Executive Officer at such time.

        Contemporaneously with this offering and as compensation for his service as Chief Financial Officer, we intend to grant Mr. Smith options to purchase 115,000 ordinary shares pursuant to the Equity Plan as described herein, at the initial public offering price. These options will fully vest on the third anniversary of this offering so long as Mr. Smith is a member of our board of directors or our Chief Financial Officer at such time.

        In addition to the options granted to Messrs. Taylor and Smith and our chairman noted above, contemporaneously with this offering and as compensation for his or her service as an executive officer we intend to grant executive officers and employees options to purchase up to an aggregate of 895,000 ordinary shares pursuant to the Equity Plan as described herein, at the initial public offering price. These options will fully vest on the third anniversary of this offering so long as the executive officer or employee remains in employment with or contracted to work for us.

Corporate Reorganization

        Prior to this offering, our business was conducted solely through Edwards Group plc and its subsidiaries. On April 5, 2012, and in accordance with and as contemplated by the Scheme of Arrangement relating to our Corporate Reorganization, the holders of each series of ordinary shares and preference shares of Edwards Group plc had their shares cancelled and shares in the capital of Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, having substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc were issued to such holders. The purpose of the Scheme of Arrangement is to reorganize our corporate structure in order to facilitate a listing of the ADSs on NASDAQ. For a more detailed description, see "Corporate Reorganization and Recapitalization."

Indemnification of Officers and Directors

        Following the Corporate Reorganization and prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and some of our executive officers. The indemnification agreements will provide the directors and executive officers with contractual rights to indemnification, expense advancement and reimbursement. However, in accordance with Cayman Islands law, indemnity will be provided in relation to any liability attached to the director or executive officer in connection with any negligence, default, breach of duty or breach of trust in relation to us, other than in the case of actual fraud or willful default, although we may provide and maintain insurance for such director or executive officer against any such liability. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

 DESCRIPTION OF SHARE CAPITAL

        The following description of our share capital reflects our amended and restated memorandum and articles of association as these documents will be in effect following the Corporate Reorganization and the Corporate Recapitalization and upon the completion of this offering. Holders of ADSs will be able to exercise their rights with respect to the ordinary shares underlying the ADSs only in accordance with the terms of the deposit agreement. See "Description of American Depositary Shares" for more information.

Incorporation

        We are a Cayman Islands exempted company with limited liability incorporated on February 10, 2012 and resident in the United Kingdom for tax purposes. Our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

        Our register of members will be maintained by Maples Fund Services (Cayman) Limited at P.O. Box 1093 Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands.

Share Capital

        As at the date of this prospectus, following the Corporate Reorganization and immediately prior to the Corporate Recapitalization and the consummation of this offering, our authorized share capital is £413,760.67 divided into 413,760,670 shares at a par value of £0.001 each, and our issued and fully paid capital is as follows:

	Issued
	Number	Amount
A Ordinary Shares, par value £0.001 per share	105,954,534	£105,954.534
B Ordinary Shares, par value £0.001 per share	1,718,181	£1,718.181
C Ordinary Shares, par value £0.001 per share	9,621,819	£9,621.819
Preference Shares, par value £0.001 per share	296,464,135	£296,464.135

Share Capital History

        A history of our share capital is as follows:

  •
  On incorporation, our authorized share capital was £30,000 divided into 30,000 ordinary shares of £1 par value each, of which two ordinary shares were issued fully paid ("Subscriber Shares").

  •
  By written resolution of our members dated April 2, 2012, in order to effectuate the Corporate Reorganization as further described in "Corporate Reorganization and Recapitalization" and as part of the Scheme of Arrangement, we re-designated and sub-divided the Subscriber Shares as Ordinary Deferred Shares, and replaced our memorandum and articles of association with a new interim memorandum and articles of association to increase our authorized share capital from £30,000 to £413,760.67, to allow for the issuance of 105,954,534 A ordinary shares, par value £0.001 per share (the "A Ordinary Shares"), 1,718,181 B ordinary shares, par value £0.001 per share (the "B Ordinary Shares"), 9,621,819 C ordinary shares, par value £0.001 per share (the "C Ordinary Shares") and 296,464,135 preference shares, par value £0.001 (the "Preference Shares") to the shareholders of Edwards Group plc as consideration for their shares in Edwards Group plc.

  •
  Immediately prior to the consummation of this offering, in order to effectuate the Corporate Recapitalization as further described in "Corporate Reorganization and Recapitalization," we intend to take the following actions:

  •
  Our preference shares (including any accrued unpaid dividend thereon) will be converted into (i) 55,586,830 fully paid New Ordinary Shares and (ii) 240,877,305 Ordinary Deferred Shares;

    •
    Our A Ordinary Shares will be converted into (i) 103,333,986 fully paid New Ordinary Shares and (ii) 2,620,548 Ordinary Deferred Shares;

    •
    Following a bonus issue, the holders of the B Ordinary Shares will hold 3,618,262 B Ordinary Shares and the holders of the C Ordinary Shares will hold 10,342,290 C Ordinary Shares. Such B Ordinary Shares and such C Ordinary Shares will be converted into 3,618,262 New Ordinary Shares and 10,342,290 New Ordinary Shares, respectively.

    •
    The Ordinary Shares resulting from the conversions of the Preference Shares, A Ordinary Shares, B Ordinary Shares and C Ordinary Shares, as well as the Ordinary Deferred Shares, will be consolidated on the basis of one new share for every two existing shares (a reverse stock split).

    •
    All Ordinary Deferred Shares will be repurchased by us following the consummation of this offering for an aggregate amount of 1 pence.

        As a result of the conversion of the aggregate principal amount of the outstanding preference shares into ordinary shares, a US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares outstanding after this offering by (1,900,411) or 2,245,940 shares, respectively. See "Corporate Reorganization and Recapitalization."

        As noted above, any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range set forth on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would (decrease) increase the aggregate number of ordinary shares into which any accrued and unpaid dividends on preference shares will convert by (237,544) or 280,734 shares, respectively.

Memorandum and Articles of Association

        Our amended and restated memorandum and articles of association are subject to provisions of the Companies Law (see "—Differences in Corporate Law" below) and will include provisions to the following effect.

Share Rights

        Without prejudice to any rights attached to any existing ordinary shares or class of shares, any share may be issued with such preferred, deferred or other special rights or subject to such restrictions as we may determine by ordinary resolution or, subject to and in default of such determination, as our board of directors shall determine. We may issue ordinary shares which are to be redeemed or are liable to be redeemed at the option of the Company.

Ordinary Deferred Shares

        Our existing share capital on or after the consummation of this offering will include Ordinary Deferred Shares as a result of the conversion of the different classes of ordinary shares and preference ordinary shares in existence prior to the date of our amended and restated memorandum and articles of association.

        An Ordinary Deferred Share shall: (i) not entitle the holder to receive any participation in the profits or assets of the Company; and (ii) not entitle the holder to receive notice of or to attend or vote at any general meeting. We may at any time: (a) appoint any person on behalf of any holder of an Ordinary Deferred Share to sign a transfer of such share for no consideration and to such person as the Company may determine as custodian of such Ordinary Deferred Shares; and (b) purchase only Ordinary Deferred Shares for not more than an aggregate sum (for all Ordinary Deferred Shares) of 1 pence without any requirement to obtain the consent or sanction of the holders.

Voting Rights

        Subject to any rights or restrictions attached to any ordinary shares, on a show of hands: (i) every member who is present in person shall have one vote; (ii) every proxy present who has been duly appointed by one or more members entitled to vote on the resolution(s) shall have one vote; and (iii) a proxy shall have one vote for and one vote against the resolution(s) if he or she has been duly appointed by more than one member who is entitled to vote and the proxy has been instructed to vote in different ways by such members.

        Subject to any rights and restrictions attached to any ordinary shares, on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. No member shall be entitled to vote at any general meeting unless all moneys presently payable by him or her in respect of our shares have been paid.

Dividends and Other Distributions

        Subject to the capital maintenance provisions of the Companies Law, which permit distributions to be made only out of profits available for the purpose or from share premium, the directors may declare and pay dividends and other distributions. Except as otherwise provided by the rights attached to ordinary shares, all dividends shall be declared and paid according to the amounts paid up on the ordinary shares on which the dividend is paid, but no amount paid on a an ordinary share in advance of the date on which a call is payable shall be treated for these purposes as paid on the ordinary share.

        Our board of directors may pay interim dividends if it appears to our board of directors that they are justified by the profits of the Company available for distribution or share premium. Our board of directors may also pay, at intervals determined by it, any dividend payable at a fixed rate if it appears to our board of directors that the profits available for distribution or share premium justify the payment. If our board of directors acts in good faith, it shall not incur any liability to the holders of ordinary shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any ordinary shares having deferred or non-preferred rights. No dividend or other moneys payable in respect of a share shall bear interest against us unless otherwise provided by the rights attached to the share. Except as otherwise provided by the rights and restrictions attached to any class of ordinary shares, all dividends will be declared and paid according to the amounts paid-up on the ordinary shares during any portion of the period in respect of which the dividend is paid.

        Our board of directors may, if authorized by an ordinary resolution, offer any holder of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, by way of dividend instead of cash in respect of the whole (or some part, to be determined by our board of directors) of all or any dividend. If our board of directors resolves, any dividend which has remained unclaimed for six years from the date when it became due for payment will be forfeited.

        Except as provided by the rights and restrictions attached to any class of ordinary shares, under general law, the holders of our shares will be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among the members in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

        Our First Lien Credit Agreement imposes certain restrictions with regards to declaring dividends. For a further discussion, see "Description of Certain Indebtedness—First Lien Credit Agreement."

Variation of Rights

        Rights attached to any class of ordinary shares may be varied or abrogated with the written consent of the holders of at least two-thirds of the issued ordinary shares of the class, or the sanction of a special resolution passed by a majority of at least two-thirds of the votes cast at a separate general meeting of the holders of the ordinary shares of the class.

Lien and Forfeiture

        We have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to us (whether presently or not) in respect of that share. We may sell, in such manner as our board of directors determines, any share on which we have a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice has been sent to the holder of the share demanding payment and stating that if the notice is not complied with, the share may be sold.

        Our board of directors may make calls on members in respect of any moneys unpaid on their shares and members shall (subject to receiving at least 14 days' notice) pay to us the amount called on his or her shares. If a call or any installment of a call remains unpaid in whole or in part after it has become due and payable, our board of directors may give the person from whom it is due not less than 14 days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by us due to such non-payment. The notice will name the place where payment is to be made and state that if the notice is not complied with payment will be forfeited.

Transfer of Shares

        A member may transfer all or any of his shares by an instrument of transfer in any usual form or in any other form which our board of directors may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

        Our board of directors may, in its absolute discretion, refuse to register the transfer of a certificated share which is not a fully paid share or which the Company has a lien. Our board of directors may also refuse to register the transfer of a share unless:

  (i)
  the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

  (ii)
  the instrument of transfer is in respect of only one class of shares;

  (iii)
  the instrument of transfer is properly stamped, if required;

  (iv)
  a fee of such maximum sum as the SEC may determine to be payable or such lesser sum as the board of directors may from time to time require is paid in respect thereof;

  (v)
  in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

  (vi)
  the shares transferred are free of any lien in favor of the Company.

Alteration of Share Capital

        We may by ordinary resolution increase, consolidate or sub-divide our share capital.

Purchase of Own Ordinary Shares

        Subject to the provisions of the Companies Law, which require the authorization by its articles of association or by resolution of the Company, we can purchase any of our own shares of any class in any way and at any price (whether at par or above or below par) out of our distributable profits, share premium capital, capital and/or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, in accordance with the Companies Law.

General Meetings

        We may hold an annual general meeting but are not obliged by the Companies Law to hold an annual general meeting. Our board of directors may call general meetings and they shall on a shareholders' requisition forthwith proceed to convene and extraordinary general meeting of the Company.

        No business, except for the appointment of a chairman for the meeting, shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Other than a meeting or action regarding the modification of the rights of any class of shares, two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum, unless each is acting as a representative of same corporation in relation to the meeting, or each is appointed as proxy of the same member in relation to the meeting.

        We are a foreign private issuer whose ordinary shares are listed on NASDAQ, which permits a foreign private issuer to follow its home country practice in lieu of the shareholder meeting requirements under NASDAQ Rule 5620.

Directors

        Our board of directors must consist of at least two but not more than fifteen directors who can be appointed by ordinary resolution of shareholders or by our board of directors. Our directors are not required to hold any ordinary shares in the capital of the Company to qualify.

        CCMP and Unitas shall each be entitled to appoint, by notice in writing to the Company, two directors to our board of directors, provided that:

  •
  if either of the Principal Shareholders (directly or indirectly) ceases to own ten percent or more of the outstanding ordinary shares, then such Principal Shareholder will only be entitled to appoint one director to our board of directors, and provided, further, that if either of the Principal Shareholders (directly or indirectly) ceases to beneficially own five percent or more of the outstanding ordinary shares, then such Principal Shareholder will not be entitled to appoint any directors to our board of directors; and

  •
  if at any point we cease to qualify as a "controlled company" and as a "foreign private issuer" under applicable SEC and securities exchange rules, the Principal Shareholders will use all reasonable efforts to ensure that a sufficient number of their appointees qualify as "independent directors" under such securities exchange rules to ensure that our board of directors complies with applicable securities exchange independence rules.

        Our board of directors may receive such remuneration as they may from time to time determine. A director may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred by him or her in attending meetings of the board of directors or committees of the board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a director.

        Any director who, by request, goes or resides outside the United Kingdom for any purpose of the Company or who performs services which in the opinion of the directors goes beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board of directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other provisions in our amended and restated articles of association.

        Our board of directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

Borrowing Powers

        Our board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled share capital or any part thereof, to issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third-party.

Indemnity of Officers

        Our amended and restated articles of association provide that our current and former directors and officers will be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. In addition, our amended and restated articles of association provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless their liability arises out of fraud or willful default.

        We intend to enter into agreements with our directors to provide contractual indemnification in addition to the indemnification provided in our amended and restated articles of association. We intend to purchase a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

        These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Change of Control

        There is no specific provision in our amended and restated memorandum and articles of association that would have the effect of delaying, deferring or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

        However, the Companies Law provides for arrangements or compromises between a company and its shareholders, creditors, any class of its shareholders, or any class of its creditors that are used for certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

        The Companies Law includes provisions relating to takeovers and provides that where a takeover offer is made for the shares of a company incorporated in the Cayman Islands and, within four months after the making of the offer the offeror has been approved by the holders of not less than 90 percent in value of the shares affected, the offeror may, within two months, by notice require shareholders who do not accept the offer to transfer their shares to the offeror on the terms of the offer.

Authorized but Unissued Shares

        Our authorized but unissued shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares and could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company

        We are a Cayman Islands exempt company incorporated with limited liability. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands (other than incidental business) may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company's register of members is not open to inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue negotiable or bearer shares or shares with no par value;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

        We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under "Risk Factors—Risks Relating to Our Ordinary Shares, the ADSs and this Offering."

Differences in Corporate Law

        Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company's articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the dual majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and that the meeting was properly constituted; and

  •
  the arrangement is such that a businessman would reasonably approve.

        When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may after the expiration of such four months, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

        If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholder Suits.    In general, we will be the proper plaintiff in any action to protect and enforce our rights and such an action cannot be brought by a minority shareholder on behalf of the Company. However, this does not prevent a shareholder bringing proceedings to protect its individual rights. In addition, in some circumstances, a minority shareholder may be able to bring a derivative action on behalf of the Company where:

  •
  Those who control the Company are perpetrating a "fraud on the minority";

  •
  The Company is acting or proposing to act illegally or beyond the scope of its authority;

  •
  The act complained of could be effected only if duly authorized by more than the number of votes which have actually been obtained.

        Enforcement of Civil Liabilities.    The Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United

States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

  •
  is given by a competent foreign court;

  •
  imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

  •
  is final;

  •
  is not in respect of taxes, a fine or a penalty; and

  •
  was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

        As a result of recent English case law, which will be highly persuasive in the Cayman Islands, the Cayman Islands Courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. This area of law is still developing and remains untested in the Cayman Islands.

Fiduciary Duties of Directors

        Our directors owe a duty of loyalty, honesty and good faith to the Company. A director must act bona fide in what he or she considers is in the best interest of the company. A director must exercise the powers that are vested in them for the purpose for which they are conferred and not for a collateral purpose. A director must not place themselves in a position which there is a conflict between their duty to the company and their personal interests. However, unlike under Delaware law, the fiduciary duties of directors are not as clearly established under Cayman Islands law.

Anti-money Laundering—Cayman Islands

        In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

        We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

        We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

        If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (2008 Revision) if the disclosure relates to criminal conduct or (ii) to a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2011 Revision) if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. Under the laws of the Cayman Islands, a shareholder can only put a proposal before the shareholders at any general meeting if it is set out in the notice calling the meeting. There is no right to introduce new business at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the articles of association, but shareholders may be precluded from calling general meetings.

        Our amended and restated articles of association allow our shareholders holding not less than 50% of our paid up voting share capital to require us to call a shareholder's meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. However, our amended and restated articles of association require us to call such meetings unless the shareholders by ordinary resolution determine that no annual general meeting is to be held in a particular year or years or indefinitely.

        Under the Delaware General Corporation Law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders meeting. Cayman Islands law permits a company's articles to have any quorum. Our amended and restated articles of association will provide that a quorum consists of two qualifying persons, other than for a meeting or action regarding the modification of the rights of any class of shares, present at a meeting and entitled to vote on the business to be dealt with.

Voting for Directors

        Under the Delaware General Corporation Law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Under the laws of the Cayman Islands, directors are appointed by the board of directors or, if provided for in the articles of association, by shareholders pursuant to an ordinary resolution. Our amended and restated articles of association will provide that a vacancy on our board of directors or any additions to the existing board of directors will be filled by the resolution of directors or by ordinary resolution of our shareholders.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed with cause, but only by special resolution of the shareholders polled or by the unanimous written resolution of all shareholders.

Dissolution; Winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated memorandum and articles of association, our company may be, liquidated or wound up and subsequently dissolved by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a separate class meeting of holders of two-thirds of the shares of such class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, except for certain amendments to the capital structure not affecting a shareholder's economic rights, our amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all voting shareholders.

Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        The Bank of New York Mellon, as Depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal London, United Kingdom office of The Bank of New York Mellon, as custodian for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary's corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at One Wall Street, New York, New York 10286.

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The Depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the Depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement which has been filed as an exhibit to the registration statement of which this prospectus forms a part, and the form of ADR, attached thereto.

Dividends and Other Distributions

        The Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares underlying the ADSs or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Distribution of Cash

        The Depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If in the Depositary's reasonable judgment such conversion or transfer is not possible or if any government approval is needed and cannot be obtained or in the reasonable opinion of the Depositary is not obtainable, or if such approval is not obtained within a reasonable period as determined by the Depositary, the deposit agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Distribution of Ordinary Shares

        The Depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS or ADSs representing these ordinary shares and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The Depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Ordinary Shares

        If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the Depositary may make these rights available to ADS holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

        If the Depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The Depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

        U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver restricted Depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

        The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

        The Depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

        You may surrender your ADSs at the Depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

        You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Conversely, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

        ADS holders may instruct the Depositary to vote the number of deposited ordinary shares their ADSs represent. The Depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary.

        Otherwise, you won't be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

        The Depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The Depositary will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your ordinary shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders
$.05 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

        The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-based services until its fees for these services are paid.

        From time to time, the Depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•       Change the nominal or par value of our ordinary shares

•       Reclassify, split up or consolidate any of the deposited securities

•       Distribute securities on the ordinary shares that are not distributed to you

•       Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, ordinary shares or other securities received by the Depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
The Depositary may, and will if we ask it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

        We may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or otherwise prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

        The Depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the Depositary told us it wants to resign but a successor Depositary has not been appointed and accepted its appointment.

        After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. The Depositary shall be discharged from all obligation under the deposit agreement, except for the net proceeds from such sale and any other cash (after deducting fees and expenses and applicable taxes and governmental charges). It will not invest the money and has no liability for interest. The Depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that we agreed to pay.

Limitations on Obligations and Liability

        The deposit agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the Depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the Depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

        ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

  •
  When temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our ordinary shares underlying the ADSs.

  •
  When you owe money to pay fees, taxes and similar charges.

  •
  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the Depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The Depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the Depositary. The Depositary may receive ADSs instead of ordinary shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the Depositary's reliance on and compliance with instructions received by the Depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Shareholder communications; inspection of register of holders of ADSs

        The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities, including any proxy, soliciting material. The Depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Debt Financing Arrangements

        The debt financing arrangements described below were put in place at the time of our acquisition from The BOC Group plc in May 2007 and were amended in February 2011, September 2011 and March 2012.

First Lien Credit Agreement

        On March 31, 2007, Edwards (Cayman Islands II) Limited ("Cayman II") along with Edwards (Cayman Islands I) Limited ("Cayman I") and certain of our subsidiaries entered into a first lien credit agreement, which was amended and restated pursuant to the Amendment and Restatement Agreement dated February 22, 2011 (the "February amendment and restatement") and further amended and restated pursuant to the Amendment and Restatement Agreement dated September 16, 2011 (the "September amendment and restatement"). On March 21, 2012, we entered into the First Amendment to the amendment and restatement agreement (the "March amendment"). We refer to the amended and restated first lien credit agreement as the First Lien Credit Agreement.

        Pursuant to the February amendment and restatement, additional term loans were made available to Cayman II in the amount of US$280 million, thereby increasing the nominal amount of the First Lien Credit Agreement to US$810 million. Pursuant to the September amendment and restatement, the Revolving Credit Facility was terminated and we entered into our New Revolving Credit Facility of which US$75.0 million of borrowings were available to us. Pursuant to the March amendment, commitments available to us under the New Revolving Credit Facility were increased by US$15.0 million to US$90.0 million. Due to amortization of the existing term loans, as of March 31, 2012, the First Lien Credit Agreement consists of US$686.3 million term loans (fully drawn) and the US$90.0 million New Revolving Credit Facility (US$13.8 million of which has been utilized by the issue of standby letters of credit).

        The term loans are denominated in U.S. Dollars and comprise entirely ABR loans (or Eurocurrency loans at the borrower's request) repayable in installments every three months under a repayment schedule with any outstanding balance repayable on May 31, 2014. The New Revolving Credit Facility is available in U.S. Dollars, Euro and Pound Sterling, and is comprised of ABR loans or Eurocurrency loans, at the borrower's request. As a result of the February amendment and restatement, the maturity of our term loans was bifurcated, with US$13.7 million maturing on May 31, 2014 and US$645.3 million maturing on May 31, 2016. Pursuant to the September amendment and restatement, the New Revolving Credit Facility expires on May 31, 2016.

        Loans comprising each ABR borrowing bear interest at the ABR plus a margin. Loans comprising each Eurocurrency borrowing bear interest at the relevant Eurocurrency for the interest period in effect for such borrowing plus a margin. As of December 31, 2011, the margins for both the ABR term and revolving loan was 3.00% per year, while the margins for both the Eurocurrency term and revolving loan was 4.00% per year. The margins are based on our "Total Leverage Ratio," which is the ratio of Consolidated Total Debt (as defined in the First Lien Credit Agreement) to pro forma adjusted EBITDA (as defined in the First Lien Credit Agreement). Pursuant to the September amendment and restatement, if the Total Leverage Ratio is greater than 2.00 to 1.00, then the margins for the ABR term and revolving loans are 3.00% and 2.50%, respectively, and the margins for the Eurocurrency term and revolving loans are 4.00% and 3.50%, respectively. Pursuant to the September amendment and restatement, if the Total Leverage Ratio is less than or equal to 2.00 to 1.00, the margins for the ABR term and revolving loans are 2.75% and 2.25%, respectively, and the margins for the Eurocurrency term and revolving loans are 3.75% and 3.25%, respectively. Additionally, borrowings are subject to a LIBOR floor rate of 1.5%. In relation to any unpaid sum that was referable to a facility, with respect to any principal or interest on any loan the rate per year is 2% plus the rate otherwise applicable to the relevant loan or, in the case of any other unpaid sum, 2% plus the rate applicable to the ABR loans.

        Cayman II has the right at any time and from time to time to prepay any borrowings under the First Lien Credit Agreement in whole or in part, without premium or penalty. Cayman II must prepay, within 125 days after the end of each fiscal year commencing with the fiscal year ended December 31, 2011, term loans in an amount equal to 50% of excess cash flow, provided that if the Total Leverage Ratio at the end of such fiscal year is greater than 2.00 to 1.00 but less than or equal to 3.50 to 1.00, such percentage shall be 25.0% and if the Total Leverage Ratio at the end of such fiscal year is less than or equal to 2.00 to 1.00, such percentage shall be 0.0%.

        The obligations of Cayman II are guaranteed by Edwards (Cayman Islands I) Limited, Edwards (Caymans Islands II) Limited, Edwards UKCo2 Limited, Edwards Limited, Edwards US Holdco Limited, Edwards Holdco 1, Inc., Edwards Vacuum, Inc., Edwards Japan Limited, Edwards High Vacuum International Limited, Edwards Vacuum Limited, Edwards, S.R.O. and Edwards Chemical Management Europe Limited. Additionally, the obligations under the First Lien Credit Agreement are secured by various items of security over material assets of certain of our subsidiaries, including certain share charges, granted to the agent in respect of the issued share capital of certain of our subsidiaries. The First Lien Credit Agreement includes mandatory prepayment provisions which are customary for a facility of this type, such as on the sale of substantially all of the assets of Cayman II and any Restricted Subsidiaries (as defined in the First Lien Credit Agreement or with the proceeds of disposals, insurance proceeds and excess cash flow. Further, it includes restrictions, subject to baskets and exceptions, on the ability of Cayman II and certain restricted subsidiaries of Cayman II to incur financial indebtedness, pay dividends, make disposals, make acquisitions, merge, enter into joint ventures, grant security, make loans and grant guarantees.

        The First Lien Credit Agreement includes events of default which are customary for a facility of this type, including, among others, non-payment of any principal or interest, breach of a representation, warranty or covenant contained within the First Lien Credit Agreement, insolvency, litigation and cross-default with other indebtedness.

        An event of default will also occur under the First Lien Credit Agreement in the event of a change in control. A change in control will occur upon the occurrence of: (a) the acquisition of record ownership or direct beneficial ownership by any person other than Cayman I (or any other person of which Cayman I is a subsidiary that has become a loan party) of any equity interests in Cayman II, such that after giving effect thereto Cayman I (or any other person of which Cayman I is a subsidiary that has become a loan party) will not beneficially own and control, 100% of the equity interests of Cayman II; (b) prior to an underwritten public offering of the equity interests of Cayman I or any other person of which Cayman I is a subsidiary which generates gross proceeds of at least US$50 million (a "Qualified IPO"), the failure by the original investors to beneficially own, directly or indirectly, equity interests of Cayman I (or any other person of which Cayman I is a subsidiary that has become a loan party) representing at least 50% of the aggregate ordinary voting power and economic interest represented by the equity interests in Cayman I (or any other person of which Cayman I is a subsidiary that has become a loan party); (c) after a Qualified IPO, (i) the acquisition of beneficial ownership, directly or indirectly, by any person or group, other than the original investors, of equity interests in Cayman I representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding equity interests in Cayman I and (ii) the beneficial ownership, directly or indirectly, by the original investors of equity interests in Cayman I representing in the aggregate a lesser percentage of the aggregate ordinary voting power represented by the issued and outstanding equity interests in Cayman I than such person or group; or (d) occupation of a majority of the seats (other than vacant seats) on the board of managers (or equivalent governing body) of Cayman I, by persons who were not nominated or appointed by such board of managers (or equivalent governing body) or by the original investors, directly or indirectly (including pursuant to any agreement among equity holders of Cayman I or any other person of which Cayman I is a subsidiary).

        The First Lien Credit Agreement was amended and restated to: (i) permit prepayment of the Second Lien Credit Agreement debt; (ii) permit prepayment of a dividend to our shareholders; (iii) facilitate redemption of the Vendor Loan Note; and (iv) provide increased operational flexibility following a Qualified IPO.

        As of December 31, 2011, Cayman I, Cayman II and our subsidiary parties thereto were in compliance with their respective obligations under the First Lien Credit Agreement.

Third-Party Banking Facilities Outside of the First Lien Syndicate

        We have a number of facilities for our working capital requirements which are renewed annually. The facilities include:

  •
  a foreign exchange contracts and currency options facility with a US$3.0 million unsecured threshold for "marked to market" movements, for trades up to 12 months tenor, granted by an ISDA CSA agreement dated August 15, 2011; and

  •
  a collective Pounds Sterling net overdraft and multi-currency overdraft facility of £100, a daylight overdraft for priority payments for an amount up of to £12.0 million, Bankers' Automated Clearing Services, or BACS, facilities for weekly limits up to £7.9 million, £6.0 million, £1.0 million and £0.1 million, and a foreign exchange settlement up to a daily limit of US$20.0 million. These were granted by a facility letter dated June 28, 2011 which constituted a renewal of existing facilities.

        Certain of our subsidiaries have also entered into a Euro cash pooling arrangement under which Edwards Vacuum Technology Ireland Limited acts as the agent. This agreement is terminable on five days' notice and the overdraft facilities are on repayable demand. Edwards Limited has given a guarantee in favor of the cash pooling bank and its affiliates in respect of facilities granted to other of our subsidiaries. This guarantee is payable on demand.

        Edwards Limited has entered into a bonds, guarantees and indemnities facility for an amount up to £4.5 million. This facility is repayable on demand.

Eurobond Notes

        As part of our acquisition, Edwards UKCo 2 Limited issued US$615 million in loan notes pursuant to a loan note instrument dated May 31, 2007 (as amended) (the "Eurobond Notes"). The Eurobond Notes are held by Cayman II and bear a yield of LIBOR (subject to a floor of 1.5%) plus 4.5% (which compounds annually). The Eurobond Notes are listed on the Channel Island Stock Exchange.

Finance Leases and Property Mortgages

        We have entered into a number of finance leases, for plant and machinery in South Korea and company cars in Japan. As of December 31, 2011, the amount outstanding under the finance leases is £6.0 million. In addition, manufacturing facilities constructed in the Czech Republic and South Korea, completed in 2011, have been mortgaged, with total borrowings owed as of December 31, 2011 of £15.2 million.

Bank Guarantees

        We have in place a number of bank guarantees, which, as of December 31, 2011, are valued at £12.9 million, of which £10.5 million are issued under the New Revolving Credit Facility.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot predict the effect, if any, that market sales of ADSs or availability of any ADSs for sale will have on the market price of ADSs prevailing from time to time. Sales of substantial amounts of ADSs or the perception that such sales could occur, could adversely affect the market price of the ADSs and our ability to raise additional capital through a future sale of securities.

        We intend to apply to list the ADSs on NASDAQ under the symbol "EVAC." Our ordinary shares will only be offered in the form of ADSs. We do not intend to list our ordinary shares on any national securities exchange.

Sale of Restricted Securities

        Upon completion of this offering, we will have 12,500,000 ADSs outstanding representing approximately 12.6% of our issued and outstanding ordinary shares. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of additional ADSs in the public market after this offering could adversely affect prevailing market prices of the ADSs. Ordinary shares purchased by one of our "affiliates" may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below. All of the ordinary shares held by existing shareholders are "restricted securities," as that term is defined in Rule 144 of the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act. These rules are described below.

Lock-Up Arrangements

        In connection with this offering, we, each of our directors, executive officers and shareholders will enter into lock-up agreements as described under "Underwriting" that restrict transactions including the ADSs or other securities of the ADSs for 180 days after the date of this prospectus, subject to an extension in certain circumstances.

        In addition, following the expiration of the lock-up period, certain shareholders will have the right, subject to certain conditions, to require us to register the sale of their ordinary shares under federal securities laws. If these shareholders exercise this right, our other existing shareholders may require us to register their registrable securities. By exercising their registration rights, and selling a large number of ADSs, these selling shareholders could cause the prevailing market price of the ADSs to decline.

        Following the lock-up periods set forth in the shareholders agreement described herein, all of the ordinary shares that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        In general, Rule 144 under the Securities Act permits securities that have been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  one percent of the total number of our ordinary shares outstanding, in the form of ADSs or otherwise; or

  •
  the average weekly reported trading volume of our ordinary shares, in the form of ADSs or otherwise, on the exchange on which we are listed at the time during the four calendar weeks prior to the sale.

        Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

        In general, Rule 144 under the Securities Act also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned securities that are restricted securities, will be entitled to freely sell such securities subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year our securities that are restricted securities, will be entitled to freely sell such securities under Rule 144 under the Securities Act without regard to the current public information requirements of Rule 144 under the Securities Act.

Registration Rights

        Upon the consummation of this offering, the holders of an aggregate of 86,203,774 of our ordinary shares will be entitled to rights with respect to the registration of such ordinary shares under the Securities Act. Registration of these ordinary shares under the Securities Act would result in these ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of registration, except for ordinary shares purchased by affiliates.

 UNDERWRITING

        Barclays Capital Inc., Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ADSs shown opposite its name below:

Underwriters	Number of ADSs
Barclays Capital Inc.
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Piper Jaffray & Co.
Lazard Capital Markets LLC

Total	12,500,000

        The address of Barclays Capital Inc. is 745 Seventh Avenue, New York, NY 10019, the address of Goldman, Sachs & Co. is 200 West Street, New York, NY 10282 and the address of Deutsche Bank Securities Inc. is 60 Wall Street, 4th Floor, New York, NY 10005.

        The underwriting agreement provides that the underwriters' obligation to purchase ADSs depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the ADSs offered hereby (other than those ADSs covered by their option to purchase additional ADSs as described below), if any of the ADSs are purchased;

  •
  the representations and warranties made by us and the selling shareholders to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling shareholders for the ADSs.

	No Exercise	Full Exercise
Per ADS
Total

        The representatives of the underwriters have advised us that the underwriters propose to offer the ADSs directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of US$            per ADS. After the offering, the representatives may change the offering price and other selling terms. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The expenses of the offering that are payable by us and the selling shareholders are estimated to be US$6.0 million (excluding underwriting discounts and commissions).

Option to Purchase Additional ADSs

        The selling shareholders have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of 1,875,000 ADSs at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 12,500,000 ADSs in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional ADSs based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Participation in the Offering

        Nick Rose, the Chairman of our board of directors, has indicated an interest in purchasing up to 33,333 ADSs in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Rose may elect not to purchase ADSs in this offering. The underwriters will receive the same discount from any ADSs purchased by Mr. Rose as they will from any ADSs sold to the public in this offering. Any ADSs sold to Mr. Rose will be subject to a lock-up agreement described under "Shares Eligible for Future Sale—Lock-Up Arrangements."

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 33,333 ADSs offered by this prospectus for sale to Mr. Rose. If Mr. Rose purchases the reserved ADSs it will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. Any reserved ADSs sold to Mr. Rose will be subject to a lock-up agreement described under "Shares Eligible for Future Sale—Lock-Up Agreements."

Lock-Up Agreements

        We, all of our directors and executive officers and shareholders have agreed that, without the prior written consent of Barclays Capital Inc. and Goldman, Sachs & Co., we and they will not directly or indirectly, subject to certain exceptions, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and Ordinary Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Ordinary Shares (other than, in the case of a selling shareholder, the ADSs offered hereby), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Ordinary Shares or securities convertible, exercisable or exchangeable into Ordinary Shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. With respect to us, the preceding restrictions do not apply to (A) the ADSs to be sold pursuant to the underwriting agreement, (B) transactions pursuant to employee benefit, stock option or compensation plans existing on the date of the underwriting agreement, or the exercise of outstanding options, warrants or rights, so long as the recipient shall agree to be bound by such restrictions, and (C) issuances not to exceed 5.0% of the total number of outstanding Ordinary Shares in connection with acquisitions or joint ventures, so long as the recipient shall agree to be bound by such restrictions. With respect to our directors, executive officers and shareholders, the preceding restrictions do not apply to (A) transfers (not involving a disposition for value) of ADSs as bona fide gifts, so long as the recipient shall agree to be bound by such restrictions, (B) transfers (not involving a disposition for value) of ADSs to a trust for the benefit of an immediate family member of the transferor, so long as the trustee shall agree to be bound by such restrictions, (C) transfers of ADSs by will or intestacy, so long as the recipient shall agree to be bound by such restrictions, (D) transfers (not involving a disposition for value) of ADSs to an affiliate of, or certain entities controlled or managed by, the transferor, so long as the recipient shall agree to be bound by such restrictions, (E) transactions relating to ADSs purchased in the offering or in the open market, (F) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, so long as no ADSs are transferred during the 180-day restricted period, (G) the transfer (not involving a disposition for value) of Ordinary Shares to the limited partners, members, shareholders or any wholly-owned subsidiary of a transferor that is a corporation, partnership, limited liability company or other entity, so long as the recipient shall agree to be bound by such restrictions, provided that in each of clauses (A) through (G), certain restrictions with respect to public announcements and filings with the SEC must be complied with.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Barclays Capital Inc. and Goldman, Sachs & Co.

        Barclays Capital Inc. and Goldman, Sachs & Co., in their sole discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ADSs and other securities from lock-up agreements, Barclays Capital Inc. and Goldman, Sachs & Co. will consider, among other factors, the holder's reasons for requesting the release, the number of ADSs and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

        Prior to this offering, there has been no public market for the ADSs or our ordinary shares. The initial public offering price of the ADSs will be negotiated between the representatives and us. In determining the initial public offering price of the ADSs, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Exchange Act:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs involved in the sales made by the underwriters in excess of the number of ADSs they are obligated to purchase is not greater than the number of ADSs that they may purchase by exercising their option to purchase additional ADSs. In a naked short position, the number of ADSs involved is greater than the number of ADSs in their option to purchase additional ADSs. The underwriters may close out any short position by either exercising their option to purchase additional ADSs and/or purchasing ADSs in the open market. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites of, or through other online services maintained by, one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The NASDAQ Global Market

        We intend to apply to list the ADSs on NASDAQ under the symbol "EVAC."

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of ADSs offered by them.

Stamp Taxes

        If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and/or their affiliates have engaged, and may in the future engage, in investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these investment banking transactions.

        In particular, an affiliate of Deutsche Bank Securities Inc. was engaged as a Joint Global Co-ordinator and Joint Bookrunner in connection with our application for admission to the London Stock Exchange, which was withdrawn on April 8, 2011, and affiliates of each of Barclays Capital Inc. and Deutsche Bank Securities Inc. act, from time to time, as counterparties in our foreign exchange transactions conducted in the ordinary course of business.

        In addition, affiliates of Barclays Capital Inc., Goldman, Sachs & Co. and Deutsche Bank Securities Inc. each hold a US$25.0 million commitment and an affiliate of RBC Capital Markets, LLC holds a US$15.0 million commitment under the New Revolving Credit Facility and each such affiliate received customary commitment fees with respect to such commitments. Further, affiliates of Barclays Capital Inc. and Deutsche Bank Securities Inc. are lenders under our term loans pursuant to the First Lien Credit Agreement, holding approximately US$0.05 million and US$1.0 million in term loans, respectively. An affiliate of Deutsche Bank Securities Inc. serves as the administrative agent under the First Lien Credit Agreement. Upon any application of the net proceeds from this offering to repay our term loans under the First Lien Credit Agreement, the foregoing term loan lenders will receive their proportionate share of the amount being repaid. Our First Lien Credit Agreement, including the Amendment and Restatement Agreement dated February 22, 2011 and the Amendment and Restatement Agreement dated September 16, 2011, were negotiated on an arms' length basis and contain customary representations and warranties, affirmative and negative covenants and events of default. The terms of the First Lien Credit Agreement are described further under the heading "Description of Certain Indebtedness—First Lien Credit Agreement" in this prospectus.

        Lazard Frères & Co. LLC has acted as a financial advisor in connection with certain aspects of this offering and will be paid certain fees in connection therewith. Specifically, Lazard Frères & Co. LLC entered into an engagement letter with us in March 2012 pursuant to which it provided us with advisory services in connection with this initial public offering. Pursuant to such engagement letter, Lazard Frères & Co. LLC is entitled to receive up to approximately $1.06 million in fees upon the closing, which amount will be offset by any discounts and commissions received by Lazard Capital Markets LLC as an underwriter in the offering, as well as reimbursement of certain expenses incurred by Lazard Frères & Co. LLC in connection with its services. Fees that we pay to Lazard Frères & Co. LLC pursuant to such engagement letter are considered underwriting compensation under rules of the Financial Industry Regulatory Authority, Inc. The relationship between Lazard Frères & Co. LLC and Lazard Capital Markets LLC is governed by a business alliance agreement between their respective parent companies. Pursuant to such agreement, Lazard Frères & Co. LLC referred this offering to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the

Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Cayman Islands

        No offer or invitation to subscribe for ADSs may be made to the public in the Cayman Islands.

Hong Kong

        The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 EXPENSES OF THIS OFFERING

        We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Itemized Expense	Amount (US$)
U.S. Securities and Exchange Commission Registration Fee	$21,416
FINRA Filing Fee	19,188
NASDAQ Listing Fee	125,000
Printing and Engraving	275,000
Legal Fees and Expenses	3,000,000
Accounting Fees and Expenses	1,775,000
Miscellaneous	784,396

Total	$6,000,000

        Total underwriting discounts and commissions to be paid to the underwriters represent      % of the total amount of the offering.

TAXATION

Cayman Islands Taxation

        The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

        We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, until February 21, 2032, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

Material U.S. Federal Income Tax Considerations

        For U.S. federal income tax purposes, holders of the ADSs are generally treated as if they hold the underlying ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized if a "U.S. Holder" (as defined below) exchanges ADSs for the underlying shares represented by those ADSs. The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary ("pre-release"), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of U.K. taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

        Subject to the limitations described below, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to a "U.S. Holder." Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to them. For purposes of this discussion, a "U.S. Holder" means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

  •
  an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

        A "non-U.S. Holder" is any individual, corporation, trust or estate that is a beneficial owner of ordinary shares and is not a U.S. Holder.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as at the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder's particular circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

  •
  broker dealers or insurance companies;

  •
  U.S. Holders who have elected mark-to-market accounting;

  •
  tax-exempt organizations or pension funds;

  •
  regulated investment companies, real estate investment trusts, insurance companies, financial institutions or "financial services entities";

  •
  U.S. Holders who hold ordinary shares as part of a "straddle," "hedge," "constructive sale" or "conversion transaction" or other integrated investment;

  •
  U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;

  •
  U.S. Holders whose functional currency is not the U.S. Dollar;

  •
  U.S. Holders who received ordinary shares as compensation;

  •
  U.S. Holders who are otherwise subject to U.K. taxation;

  •
  persons holding ordinary shares in connection with a trade or business outside of the United States; and

  •
  certain expatriates or former long-term residents of the United States.

        This discussion does not consider the tax treatment of holders that are partnerships (including entities treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or persons who hold ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

        We believe, and the following discussion assumes, that we are not and will not become a passive foreign investment company for U.S. federal income tax purposes.

        BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Taxation of Dividends Paid on Ordinary Shares

        Because we do not determine our earnings and profits for U.S. federal income tax purposes, a U.S. Holder will be required to include in gross income as ordinary income the U.S. Dollar amount of any distribution paid on ordinary shares, including the amount of non-U.S. taxes, if any, withheld from the amount paid, on the date the distribution is received. Such distribution generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

        Cash distributions paid in a non-U.S. currency will be included in the income of U.S. Holders at a U.S. Dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the U.S. Holders, regardless of whether the payment is in fact converted to

U.S. Dollars, and U.S. Holders will have a tax basis in such non-U.S. currency for U.S. federal income tax purposes equal to such U.S. Dollar value. If a U.S. Holder converts a distribution paid in non-U.S. currency into U.S. Dollars on the day the dividend is includible in the income of the U.S. Holder, the U.S. Holder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If a U.S. Holder subsequently converts the non-U.S. currency, any subsequent gain or loss in respect of such non-U.S. currency arising from exchange rate fluctuations will be U.S.-source ordinary exchange income or loss.

        For taxable years that begin before 2013, dividends we pay to non-corporate U.S. Holders who meet certain eligibility requirements (including holding period requirements) may qualify for a reduced rate of taxation of 15% or lower. A U.S. Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements. In particular, a U.S. Holder will not be entitled to a reduced rate: (i) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property. Any days during which a U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

        Distributions paid on ordinary shares generally will be foreign-source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction generally available to corporations. In addition, if 50 percent or more of the voting power or value of our shares is owned, or is treated as owned, by U.S. persons (whether or not the Company is a "controlled foreign corporation" for U.S. federal income tax purposes), the portion of our dividends attributable to income which we derive from sources within the United States (whether or not in connection with a trade or business) would generally be U.S.-source income. U.S. Holders would not be able directly to utilize foreign tax credits arising from non U.S. taxes considered to be imposed upon U.S.-source income.

        U.S. Holders should consult their own tax advisors regarding possible treatment of any dividends as qualified dividend income and the application of the dividend sourcing rules to our dividends to their particular circumstances.

Taxation of the Sale or Exchange of Ordinary Shares

        A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of our ordinary shares in an amount equal to the difference between the U.S. Dollar amount realized on such sale or exchange (determined in the case of ordinary shares sold or exchanged for currencies other than the U.S. Dollar by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in such ordinary shares determined in U.S. Dollars. The initial tax basis of ordinary shares to a U.S. Holder will be the U.S. Holder's U.S. Dollar cost for ordinary shares (determined by reference to the spot exchange rate in effect on the date of the purchase or, if the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

        Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year generally will be treated as long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate holders if realized in taxable years beginning on or before December 31, 2012. Gain or loss recognized by a U.S. Holder on a sale or exchange of ordinary shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. A U.S. Holder that receives currencies other than U.S. Dollars upon disposition of the ordinary shares and converts such currencies into U.S. Dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of such currencies against the U.S. Dollar, which generally will be U.S.-source ordinary income or loss.

U.S. Information Reporting and Backup Withholding

        A U.S. Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares. A U.S. Holder is subject to backup withholding (currently at 28%) on dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares unless the U.S. Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund from the IRS of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Certain Reporting Obligations

        If a U.S. Holder (together with persons considered to be related to the U.S. Holder) subscribes for ordinary shares for a total initial public offering price in excess of $100,000 (or the equivalent in a foreign currency), such holder may be required to file Internal Revenue Service Form 926 for the holder's taxable year in which the initial public offering price is paid. U.S. Holders should consult their own tax advisors to determine whether they are subject to any Form 926 filing requirements.

Impact of New Legislation on Ownership and Disposition of Ordinary Shares

        Recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on, and capital gains from the sale or other disposition of, stock for taxable years beginning after December 31, 2012. In addition, new legislation generally imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on certain U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000. Such U.S. Holders are required to file such information on IRS Form 8938 with their U.S. federal income tax returns. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their ordinary shares are held in an account at a domestic financial institution. U.S. Holders are urged to consult their own tax advisors regarding the possible implications of this recently enacted legislation (including the filing of IRS Form 8938) on their investment in our ordinary shares.

Certain U.K. Tax Consequences for U.S. Holders

        The following statements apply only to U.S. Holders who are not resident nor ordinarily resident in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and have not used, held or acquired their ordinary shares for the purpose of such trade, profession or vocation or such branch, agency or permanent establishment.

        Under current U.K. tax law and published HM Revenue & Customs practice, such U.S. Holders will not be subject to:

  •
  U.K. withholding or income tax on dividends paid on the ordinary shares underlying the ADSs; nor

  •
  U.K. capital gains tax on a disposal of ordinary shares or ADSs.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are a Cayman Islands exempted company incorporated with limited liability. In addition, some of our directors and officers reside outside the United States and a significant portion of their and our assets are located outside of the United States. As a result, it may be difficult for persons purchasing ADSs to effect service of process within the United States upon us or to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of ordinary shares made hereby by serving Puglisi & Associates (telephone: (302) 738-6680), our U.S. agent irrevocably appointed for that purpose.

        Maples and Calder, our Cayman Islands counsel, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. It is doubtful the courts of the Cayman Islands will, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature.

        A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

LEGAL MATTERS

        Maples and Calder will pass upon the validity of the issue of the ordinary shares underlying the ADSs and certain other legal matters as to Cayman Islands Law only for us. Certain other legal matters will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Davis Polk & Wardwell LLP, Menlo Park, California, will pass upon certain legal matters for the underwriters.

EXPERTS

        The balance sheet of Edwards Group Limited as of February 10, 2012 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Edwards Group plc as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-1 with respect to the ordinary shares underlying the ADSs offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the ADSs offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

        Following the declaration of effectiveness of the registration statement on Form F-1, of which this prospectus forms a part, we will be required to comply with the informational requirements of the Exchange Act, and, accordingly, will file current reports on Form 6-K, annual reports on Form 20-F and other information with the SEC. Those reports and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

 Report of Independent Registered Public Accounting Firm

To the board of directors and members of Edwards Group Limited

        In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Edwards Group Limited at February 10, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. This financial statement is the responsibility of Edwards Group Limited's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London
21 March 2012

Edwards Group Limited

Balance Sheet

February 10, 2012

Assets
Subscriptions Receivable	£2

Liabilities
Total Liabilities	—
Equity
Share Capital	£2

Total Equity	£2

Total Liabilities and Equity	£2

See notes to financial statement.

Edwards Group Limited

Notes to Balance Sheet

February 10, 2012

1.     ORGANISATION

        Edwards Group Limited (the "Company") was formed as a Cayman Islands exempted company with limited liability incorporated on 10 February 2012, and it has no material assets or any operations. The Company's members are Mr. Matthew Taylor and Mr. David Smith, Chief Executive Officer and Chief Financial Officer of Edwards Group plc, respectively.

2.     BASIS OF PRESENTATION

        The Company's balance sheet has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Separate statements of operations and comprehensive income, changes in member equity and of cash flows have not been presented because the Company has had no activity.

        Prior to the consummation of the proposed initial public offering of the Company, the Company will enter into a corporate reorganization whereby the shareholders of Edwards Group plc will become shareholders of the Company.

3.     MEMBER EQUITY

        The Company issued two shares on 10 February 2012 with a nominal value of £1 each.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Edwards Group plc:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Edwards Group plc and its subsidiaries at 31 December 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
21 March 2012

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Edwards Group plc

Consolidated income statement

		Year ended 31 December
	Notes	2009	2010	2011
		(£ millions)	(£ millions)	(£ millions)
Revenue	3	371.2	641.0	700.5
Cost of sales	4	(259.0)	(395.4)	(442.6)

Gross profit		112.2	245.6	257.9

Administrative expenses before Research and Development, restructuring and transaction costs and amortization		(67.2)	(95.2)	(99.1)
Research and Development excluding amortization		(12.5)	(15.1)	(18.3)
Restructuring and transaction costs	4	(22.6)	(43.7)	(23.7)
Amortization	4	(16.5)	(18.0)	(17.9)

Total administrative expenses	4	(118.8)	(172.0)	(159.0)
Other gains/(losses)—net	8	(23.8)	2.4	3.4

Operating profit/(loss)		(30.4)	76.0	102.3
Net finance income and costs	9	5.7	(11.5)	(32.5)

Profit/(loss) from continuing activities before taxation		(24.7)	64.5	69.8
Taxation	10	(7.7)	(12.7)	(13.6)

Profit/(loss) after taxation		(32.4)	51.8	56.2
Discontinued activities	18	2.4	0.3	—

Profit/(loss) for the year		(30.0)	52.1	56.2

Earnings/(loss) per share from continuing operations attributable to the equity holders of the Company (expressed in pence per share)		(pence )	(pence )	(pence )
Basic and diluted earnings/(loss) per share from continuing operations	11	(46.98)	22.59	30.95
Basic and diluted earnings/(loss) per share from discontinued operations	11	2.05	0.26	—
Pro forma earnings/(loss) per share from continuing operations (unaudited)	26
Basic	26			56.81
Diluted	26			56.10
Pro forma weighted average number of shares (unaudited)	26
Basic	26			98,940,684
Diluted	26			100,190,684

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Edwards Group plc

Consolidated statement of comprehensive income

		Year ended 31 December
	Notes	2009	2010	2011
		(£ millions)	(£ millions)	(£ millions)
Profit/(loss) for the year		(30.0)	52.1	56.2
Other comprehensive income/(loss):
Cash flow hedges	27	27.4	6.4	(17.0)
Tax on cash flow hedges	27	(7.5)	(2.0)	4.4
Currency translation differences	27	(13.3)	5.6	(0.8)

Other comprehensive income/(loss) for the year, net of tax		6.6	10.0	(13.4)

Total comprehensive income/(loss) for the year		(23.4)	62.1	42.8

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Edwards Group plc

Consolidated balance sheets

				Pro forma
		Year ended 31 December
	Notes	2010	2011	2011
		(£ millions)	(£ millions)	(£ millions)
				(unaudited) (Refer Note 26)
Non-current assets
Goodwill	12	215.8	220.4
Intangible assets	13	208.2	206.4
Property, plant and equipment	14	109.3	130.0
Other receivables	16	4.7	7.0
Deferred tax assets	25	37.6	22.9
Derivative financial instruments	21	1.1	—

		576.7	586.7

Current assets
Inventories	15	84.7	105.8
Trade receivables	16	100.0	105.2
Other receivables	16	33.8	27.2
Derivative financial instruments	21	3.6	0.8
Current tax receivables		2.0	5.4
Cash and cash equivalents	17	161.0	91.8

		385.1	336.2

Total assets		961.8	922.9

Current liabilities
Borrowings and finance leases	20	(52.1)	(4.7)
Derivative financial instruments	21	(4.1)	(9.6)
Trade and other payables	19	(159.4)	(143.8)
Provisions	23	(25.3)	(20.4)
Current tax liabilities		(8.2)	(2.3)

		(249.1)	(180.8)

Non-current liabilities
Borrowings and finance leases	20	(390.8)	(451.6)
Derivative financial instruments	21	(0.5)	(10.5)
Other payables	19	(0.3)	(0.2)
Provisions	23	(26.9)	(30.3)
Retirement benefit obligations	24	(10.8)	(13.1)
Deferred tax liabilities	25	(76.9)	(68.2)

		(506.2)	(573.9)

Share capital	26	0.2	0.3	0.3
Share premium	26	166.0	5.9	5.9
Reserves	27	40.3	162.0	162.0

Total equity attributable to shareholders of Edwards Group plc		206.5	168.2	168.2

Total equity		206.5	168.2	168.2

Total equity and liabilities		961.8	922.9

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Edwards Group plc

Consolidated cash flow statement

		Year ended 31 December
	Notes	2009	2010	2011
		(£ millions)	(£ millions)	(£ millions)
Profit/(loss) after tax		(32.4)	51.8	56.2
Adjusted for
—taxation		7.7	12.7	13.6
—net finance cost		23.8	30.1	32.7
—other costs		—	—	—
—unrealized foreign exchange		(38.9)	(24.7)	2.1
—amortization	13	16.5	18.0	17.9
—depreciation	14	12.7	14.1	16.9
—impairment		—	6.8	—
—loss on sale of property, plant & equipment		0.2	—	0.8
Changes in working capital and other items
—changes in inventories		16.8	(26.1)	(20.4)
—changes in receivables		15.6	(27.3)	1.4
—changes in payables		(24.2)	64.1	(16.3)
—changes in provisions		2.5	27.1	(3.8)

Cash generated from continuing operating activities		0.3	146.6	101.1
Cash generated from discontinued activities		0.4	0.3	—

Cash generated from operations		0.7	146.9	101.1
Income tax paid		(5.8)	(3.1)	(15.2)

Net cash generated from operating activities		(5.1)	143.8	85.9
Purchases of property, plant and equipment	14	(8.0)	(37.4)	(41.1)
Sales of property, plant and equipment		4.3	0.3	2.4
Purchases of intangible assets	13	(10.2)	(8.3)	(12.5)
Disposal of businesses	18	1.7	—	—
Interest received		0.6	0.5	0.6

Total cash flows from investing activities		(11.6)	(44.9)	(50.6)
Interest paid		(16.9)	(23.5)	(26.5)
Proceeds from issue of shares	26	0.1	—	—
Dividends paid		—	—	(81.1)
Drawdown of debt		9.0	9.1	187.9
Transaction costs		—	—	(8.0)
Repayment of debt		(11.6)	(2.8)	(175.3)

Total cash flows from financing activities		(19.4)	(17.2)	(103.0)

Net increase/(decrease) in cash and cash equivalents		(36.1)	81.7	(67.7)

Cash and cash equivalents at the beginning of the year		111.5	75.6	161.0

Effects of foreign exchange rate changes		0.2	3.7	(1.5)

Cash and cash equivalents at the end of the year	17	75.6	161.0	91.8

Cash and cash equivalents comprise:
Cash at bank and in hand	17	75.6	161.0	91.8

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Edwards Group plc

Consolidated statement of changes in equity

	Share capital	Share premium	Translation reserve	Hedging reserve	Retained earnings	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Balance at 1 January 2009	0.2	165.9	23.5	(27.4)	5.5	167.7
Cash flow hedges	—	—	—	27.4	—	27.4
Tax on cash flow hedges	—	—	—	(7.5)	—	(7.5)
Currency translation differences	—	—	(13.3)	—	—	(13.3)

Other comprehensive income/(expense)	—	—	(13.3)	19.9	—	6.6
Loss for the year	—	—	—	—	(30.0)	(30.0)

Total comprehensive (expense)/income	—	—	(13.3)	19.9	(30.0)	(23.4)
Shares issued	—	0.1	—	—	—	0.1

Balance at 31 December 2009 and 1 January 2010	0.2	166.0	10.2	(7.5)	(24.5)	144.4
Cash flow hedges	—	—	—	6.4	—	6.4
Tax on cash flow hedges	—	—	—	(2.0)	—	(2.0)
Currency translation differences	—	—	5.6	—	—	5.6

Other comprehensive income	—	—	5.6	4.4	—	10.0
Profit for the year	—	—	—	—	52.1	52.1

Total comprehensive income	—	—	5.6	4.4	52.1	62.1
Shares issued	—	—	—	—	—	—

Balance at 31 December 2010 and 1 January 2011	0.2	166.0	15.8	(3.1)	27.6	206.5
Cash flow hedges	—	—	—	(17.0)	—	(17.0)
Tax on cash flow hedges	—	—	—	4.4	—	4.4
Currency translation differences	—	—	(0.8)	—	—	(0.8)

Other comprehensive income	—	—	(0.8)	(12.6)	—	(13.4)
Profit for the year	—	—			56.2	56.2

Total comprehensive income	—	—	(0.8)	(12.6)	56.2	42.8
Preference dividend paid	—	—	—	—	(81.1)	(81.1)
Bonus Share issue	0.1	(0.1)	—	—	—	—
Capital reduction	—	(160.0)	—	—	160.0	—

Balance at 31 December 2011	0.3	5.9	15.0	(15.7)	162.7	168.2

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information

1. General information

        The Company is Edwards Group plc, a company registered in England and Wales. The Group, also referred to as Edwards, is the consolidation of Edwards Group plc and its subsidiaries. The Group is a leading global manufacturer and provider of highly engineered vacuum technology, products and abatement systems used in a wide range of applications. These products include dry pumps and turbomolecular pumps that generate high vacuum conditions and abatement systems that manage process by-products. The Group's products are a critical enabling component of many high precision manufacturing processes that require controlled, particle free environments across a number of diversified, technology-driven industries, including the semiconductor, chemical, pharmaceutical, metallurgy, scientific instruments, FPD, Solar PV and LED industries.

        The Group's products have applications in three key market sectors—Semiconductor, General Vacuum and Emerging Technologies (FPD, Solar PV and LED)—and the Group also provides services to support the products sold across these market sectors. The products sold by the Group across these market sectors fall into four categories: dry pumps, turbomolecular pumps, abatement products and integrated systems and other products.

        The Company is a public limited company incorporated and domiciled in England and Wales. The address of its registered office is Manor Royal, Crawley, West Sussex RH10 9LW.

2. Summary of significant accounting policies

        The principal accounting policies applied in the preparation of this Consolidated Historical Financial Information are set out below. These have been applied for the three years ended 31 December 2011.

2.1.  Basis of preparation

        The Consolidated Historical Financial Information of the Group has been prepared in accordance with International Financial Reporting Standards and as issued by the International Accounting Standards Board ("IASB"), the International Financial Reporting Standards Interpretations Committee ("IFRIC") interpretations and those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, collectively "IFRS", and in conformity with IFRS as adopted by the European Union. They have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) which are reported at fair value.

        The Directors are confident, after having made appropriate enquiries, that both the Company and the Group have adequate resources to continue in operation for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Consolidated Historical Financial Information.

        In reaching their conclusion, the directors considered the Group's cash and working capital position, the status of the Group's loans and its ability to access funds. In addition, the Board's strategic review demonstrated that the Group was well positioned to take advantage of future growth in a broad range of industries and geographical areas.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

        The preparation of the Consolidated Historical Financial Information in conformity with IFRS requires the use of critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a greater degree of judgment are disclosed in note 2.6.

2.2.  Standards, amendments and interpretations adopted in 2011

        There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after 1 January 2011 that would be expected to have a material impact on the Group.

2.3.  Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

        IFRS 9 'Financial Instruments' addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9's full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after 1 January 2013.

        IFRS 13 'Fair value measurement' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group is yet to assess IFRS 13's full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after 1 January 2012.

        IFRS 10 'Consolidated financial statements' builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The group is yet to assess IFRS 10's full impact and intends to adopt IFRS 10 no later than the accounting period beginning on 1 January 2013.

        IFRS 12 'Disclosures of interests in other entities' includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The group is yet to assess IFRS 12's full impact and intends to adopt IFRS 12 no later than the accounting period beginning on 1 January 2013.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

        There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.4.  Consolidation

        Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

        Transactions, balances and unrealized gains/losses on transactions between subsidiaries are eliminated.

        The historical financial information of subsidiaries are included in the Group financial information using accounting policies consistent with those of the Group.

2.5.  Foreign currency transactions and translation

        The historical financial information of each of the Group's entities is prepared using their functional currency, which is the currency of the primary economic environment in which they operate.

        The presentation currency of the Group is Pounds Sterling.

        Foreign currency transactions are translated into the functional currency of individual group entities using the exchange rate prevailing at the date of the transactions. Gains and losses resulting from foreign currency loans are recorded in the Group Income Statement as 'Net Finance Income and Costs'. All other gains and losses resulting from the settlement of foreign currency transactions are recorded in the Group Income Statement as 'Other gains/(losses)—net'.

        Goodwill arising on the acquisition of foreign operations is recognized in the functional currency of those operations and translated at closing rates of exchange at the financial year end. Exchange differences arising from the retranslation of opening foreign currency goodwill balances are dealt with as a movement in reserves.

        The income statement, statement of other comprehensive income and cash flow statements of the Group's overseas operations are translated at average rates of exchange for the financial year where this rate approximates to the foreign exchange rates ruling at the date of the transaction. Average rates are calculated on a daily basis.

        Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the financial year end. Exchange differences are dealt with as a movement in reserves from where they arise from:

  (i)
  the retranslation of the opening net assets of foreign operations; and

  (ii)
  the retranslation of movements in net assets of foreign operations from average to closing rates of exchange.

        On disposal of a foreign operation, any cumulative exchange differences held in total equity are transferred to the consolidated income statement and recognized as part of the gain or loss on disposal. All other exchange differences are taken to the income statement except those relating to certain

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

derivative financial instruments that are deemed to be part of hedging relationships. See "Derivative financial instruments and hedge accounting activities policy" below.

2.6.  Critical accounting estimates and assumptions

        This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires management to make estimates that affect the reported amounts of our assets, liabilities, revenues and expenses. We periodically evaluate our estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective or complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations may be materially impacted. In addition, some accounting policies require significant judgment to apply complex principles of accounting to certain transactions, such as acquisitions, in determining the most appropriate accounting treatment.

        We believe that the significant accounting estimates and policies described below are material to our financial reporting and are subject to a degree of subjectivity and/or complexity.

(a)   Revenue Recognition

        Revenue is based on the fair value of the sale of goods and services, and includes the sales value of long-term contracts appropriate to their state of completion. It excludes inter-company sales between our subsidiaries, VAT and similar sales-based taxes.

        We manufacture and sell a range of vacuum and abatement equipment. Revenue for the sale of goods is recognized when the significant risks and rewards of ownership are transferred to the customer. For most of our equipment sales, this occurs when title transfers to the customer upon shipment. Therefore, revenue is recognized at this time, with warranty reserves being created to cover the expected future warranty obligation costs. If the equipment is shipped subject to installation and the installation constitutes a significant part of the contract, revenue is not recognized until the installation has been completed. Understanding the terms of the contract is the key to revenue recognition and we have various controls in place to ensure the terms are understood by both Edwards and the customer from the agreement of the quotation to the delivery of the goods. Sales returns have not been material.

        We also provide a range of services to our customers, including maintenance service contracts and specialist engineering services. These services are provided on a time and material basis or as a fixed-price contract. Revenue from time and material contracts is recognized under the percentage-of-completion method. Revenue from fixed price contracts is also recognized under the percentage-of-completion method unless the services are provided by means of an indeterminate number of acts over a specified period of time, in which case revenue is recognized on a straight-line basis.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

        We sometimes receive orders from customers covering elements of both equipment and services. In these instances, the significant elements of the order are identified and the total order value is apportioned across those elements based upon the stand-alone price of each element. The recognition of each element of revenue is then assessed against the sale of goods or service criteria depending upon the nature of that element. We undertake a small number of major projects for customers, providing a combination of product, service and design solutions. Revenue on long-term construction contracts is recognized on a percentage-of-completion basis. When the outcome of a contract cannot be reliably estimated, revenue is recognized only to the extent that incurred costs are recoverable. A provision is made for all losses incurred together with any foreseeable or anticipated future losses.

(b)   Development Costs

        Expenditure on developing new products and processes is written off when incurred, unless it meets the criteria for capitalization. The Company utilizes a product commercialization process to review major research and development projects. The projects are reviewed at a set of predetermined milestones and are either abandoned or approved to continue based on their predicted commercial viability at that point. When the project has reached a point where the product design is finalized, the Company plans and commits to completing the project and there is a commercial market, subsequent costs are capitalized. In considering whether there is a commercial market, the Company assesses the potential demand for the product from customers and expected price structure and compares this with the remaining estimated development costs.

        Capitalized development costs are stated at cost less accumulated amortization and impairment losses and written off on a straight-line basis over the period in which economic benefits are expected to be consumed, which is typically between two and five years.

(c)   Impairment

        Assets that are subject to depreciation or amortization and financial assets are reviewed for impairment whenever an indicator of impairment exists and there are indications that the carrying value of the asset may not be recoverable. The impairment test involves initially comparing the value in use of the cash generating unit with its carrying amount. To calculate the value in use of the cash generating units, pre-tax future cash inflows and outflows are derived from budgets and business forecasts approved by management. Pre-tax interest rates that are appropriate to the relevant countries are used to discount the future cash flows. If the carrying amount of the cash generating unit exceeds the value in use, a comparison is performed to determine whether the fair value of the asset less costs to sell is higher than the carrying amount. Any impairment loss relating to the asset is recognized in the income statement in operating profit.

        Goodwill, the "Edwards" trademark and any other intangible assets that are not subject to amortization are tested for impairment at least annually.

(d)   Provisions

        Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

        Provisions for redundancy costs arising from restructuring are made where the plans are sufficiently detailed and where appropriate communication to those affected has been undertaken at the balance sheet date.

        Provisions for warranties are based on contractual arrangements with customers and experience of product performance.

(e)   Deferred Tax

        Deferred tax is provided in full using the liability method, on temporary differences arising between the tax value of assets and liabilities and their carrying amounts in the historical financial information. Such differences may result in an obligation to pay more tax or a right to pay less tax in future periods. A deferred tax asset is only recognized where it is probable that future taxable profits will be available against which the temporary differences or taxable losses giving rise to the asset can be utilized. Significant judgment is required in determining the worldwide provision for deferred tax. There are many calculations for which the ultimate tax determination is uncertain, including the forecasting of future taxable profits, in order to assess the likelihood of deferred tax assets crystallizing.

2.7.  Fair value of derivatives and other financial instruments

        Financial instruments are traded in an active market and their values are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

2.8.  Revenue recognition

        Revenue is based on the fair value of the sale of goods and services and includes the sales value of long-term contracts appropriate to their state of completion. It excludes sales between Group undertakings, VAT and similar sales-based taxes.

        The Group manufactures and sells a range of vacuum and abatement equipment. Revenue for goods is recognized when the significant risks and rewards of ownership are transferred to the customer. This is determined to be when delivery has occurred, title of the goods has passed to the purchaser and where the price is fixed or determinable and reflects the commercial substance of the transaction.

        Sales returns are not a significant business issue in the industries in which the Group operates.

        The Group provides a range of services to its customers, including maintenance service contracts and specialist engineering services. These services are provided on a time and material basis or as a fixed-price contract. Revenue from time and material contracts is recognized under the percentage-of-completion method. Revenue from fixed price contracts is also recognized under the percentage-of-completion method unless the services are provided by means of an indeterminate numbers of acts over a specified period of time, in which case revenue is recognized on a straight-line basis.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

        The Group undertakes a small number of major projects for customers, providing a combination of product, service and design solutions. Revenue on long-term construction contracts is recognized on a percentage-of-completion basis. When the outcome of a contract cannot be reliably estimated, revenue is recognized only to the extent that incurred costs are recoverable. Provision is made for all losses incurred together with any foreseeable or anticipated future losses.

2.9.  Government grants

        Government grants relating to costs are recognized in the income statement over the same period as the costs to which they relate.

2.10.  Interest income and interest expense

        Interest income and interest expense is recognized on a time-proportion basis using the effective interest method.

2.11.  Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

2.12.  Development costs

        Expenditure on developing new products and processes is recognized in the income statement unless it meets the criteria for capitalization. Development costs are capitalized where they can be measured reliably and when it is probable that the expenditure will generate future economic benefits greater than the carrying value of the asset.

        Capitalized development costs are stated at cost less accumulated amortization and impairment losses and amortized on a straight-line basis over the period in which economic benefits are expected to be consumed, which is typically between two and five years.

2.13.  Software

        Computer software and licenses are valued at cost less accumulated amortization. They are capitalized as intangible assets and written off on the straight-line basis over their useful lives, generally over a period of between 4 and 10 years.

2.14.  Other intangible assets

        Intangible assets such as trademarks, patents and customer relationships acquired as part of a business combination are capitalized separately from goodwill at their fair value at the date of acquisition.

        The Edwards trademark is considered to have an indefinite useful economic life and is, therefore, not subject to an annual amortization charge, but is subject to an impairment test.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

        Patents and trademarks are valued at cost less accumulated amortization. They are written off on the straight line basis over their appropriate useful economic lives, generally over a period of between 13 and 15 years.

2.15.  Property, plant and equipment

        Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

        Property, plant and equipment acquired as part of an acquisition of a business is stated at its fair value at the date of acquisition less post-acquisition accumulated depreciation and impairment losses.

        No depreciation is charged on freehold land or construction in progress. Depreciation is charged on all other items of property, plant and equipment on the straight-line basis to write them down to their residual values over their useful lives. Straight line depreciation rates vary according to the class of asset, but are typically:

Buildings	2% - 4%
Plant, machinery and vehicles	3% - 25%

        Certain plant and machinery is depreciated according to hourly utilization, where this exceeds depreciation charged on a straight-line basis. This alternative basis more appropriately allocates the depreciation charge over the useful lives of the plant and equipment.

        Where finance leases have been entered into, the capital element of the obligations to the lessor is shown as part of borrowings and the rights in the corresponding assets are treated in the same way as owned property, plant and equipment.

        Assets held under finance leases are stated at an amount equal to the lower of their fair value and the present value of minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. They are depreciated over a period, which is the lower of their useful economic life or the term of the lease.

        Any impairment in the value of property, plant and equipment, calculated by comparing the carrying value against the higher of the net realizable value or value in use, is dealt with in the income statement in the period in which it arises.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

        Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within 'Other gains/(losses)—net' in the income statement.

        Residual value and useful lives are reviewed at least at each financial period end.

2.16.  Impairment

        Assets that are subject to depreciation or amortization and financial assets are reviewed for impairment whenever an indicator of impairment exists and there are indications that the carrying value of the asset may not be recoverable. If the asset does not generate cash flows that are largely independent of those from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is the higher of the fair value less costs to sell and its value in use. Value in use is determined using the present value of cash flow forecasts.

        The impairment test involves initially comparing the value in use of the cash generating unit with its carrying amount. If the carrying amount of the cash generating unit exceeds the value in use, a comparison is performed to determine whether the fair value of the asset less costs to sell is higher than the carrying amount. Any impairment loss relating to the asset is recognized in the income statement in operating profit.

        To calculate the value in use of the cash generating units, pre-tax future cash inflows and outflows are derived from budgets and business forecasts approved by management. Pre-tax interest rates that are appropriate to the relevant countries are used to discount the future cash flows.

        Goodwill, the Edwards trademark and any other intangible assets that are not subject to amortization are tested for impairment at least annually.

        Where the carrying value exceeds the recoverable amount, an impairment loss to write the asset down to its recoverable amount is recognized in the income statement. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis. Where non-financial assets other than goodwill suffer impairment, they are reviewed for possible reversal at each reporting date.

2.17.  Financial assets

        Financial assets are classified in the following categories:

  •
  At fair value through profit or loss; or

  •
  Loans and receivables

        The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)   Financial assets at fair value through profit or loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified into this category if acquired principally for selling in the short-term. Derivatives are

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non current assets. Loans and receivables are classified as 'trade and other receivables' in the balance sheet (note 16).

2.18.  Derivative financial instruments and hedging activities

        Derivatives are initially accounted for and measured at fair value on the date the derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the income statement except where the derivative is a designated cash flow hedging instrument. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date that the derivative contract is created. The Group designates derivatives classified as hedges as follows:

  •
  A hedge of the fair value of a recognized asset or liability (fair value hedge)

  •
  A hedge of the cash flow of a highly probable forecast transaction or commitment (cash flow hedge)

        The Group has derivatives of the following nature:

  (a)
  Currency forward contracts

  (b)
  Interest rate swaps

  (c)
  Foreign currency options

        The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

        Currency forward contracts and interest rate swap derivatives are cash flow hedges. Fair value gains or losses are recycled to the income statement when the maturity date of the instrument falls within the expected maturity date of the asset or liability, which is being hedged. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast foreign currency cash is received).

        Fair value gains or losses on currency forward contracts are recycled to the income statement when their maturity date falls within the expected maturity date of the receivables.

        Fair value gains or losses on interest rate swaps are recycled to the income statement when the floating rate becomes fixed for the next quarterly maturity period.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

(a)   Currency forward contracts

        The fair value of the derivatives are accounted for as follows dependent on the effectiveness of the hedge and the source of the hedge:

	Effective	Ineffective
Forecast cash flow on cash flow hedge	Hedging reserve	Other gains/(losses)—net in the Income statement
Recycling of hedging reserve	Other losses/gains in the Income statement	Other gains/(losses)—net in the Income statement

(b)   Interest rate swaps

        The fair value of the derivatives are accounted for as follows dependent on the effectiveness and source of the hedge:

	Effective	Ineffective
Forecast cash flow on cash flow hedge	Hedging reserve	Net finance income and costs
Recycling of hedging reserve	Net finance income and costs	Net finance income and costs

        Purchases and sales of hedging instruments are recognized on the trade-date—the date on which the Group commits to purchase or sell the instrument.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c)   Foreign currency options

        Options taken out by Edwards do not qualify for hedge accounting until they are exercised. Changes in the fair value of the resulting foreign exchange forward contracts are recognized immediately in the income statement within other gains/(losses)—net.

2.19.  Inventories

        Inventories and work in progress are valued at the lower of cost and net realizable value. Cost where appropriate includes a proportion of overhead expenses. Cost is arrived at principally on a weighted-average basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

2.20.  Trade receivables

        Trade receivables are recognized initially at fair value. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all the amounts due under the terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows. When a trade receivable is specifically uncollectible, it is written off against administrative expenses in the income statement.

2.21.  Cash and cash equivalents

        Cash and cash equivalents includes cash in hand, deposits held at call with banks, short-term highly liquid investments with original maturities of three months or less and any off settable bank overdrafts.

2.22.  Assets held for sale and discontinued operations

        Non-current assets and disposal groups are disclosed separately in the balance sheet as held for sale, if they can be sold in their current state and the sale is highly probable. Assets that are classified as held for sale are measured at the lower of their carrying amount and their fair value less costs to sell. Liabilities classified as directly related to non-current assets held for sale are disclosed separately as held for sale in the liabilities section of the balance sheet.

        A business is classified as a discontinued operation when it is disposed of or when the operation meets the criteria to be classified as held for sale, if earlier. A discontinued operation is a component of the Group's business that represents a separate major line of business, geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

2.23.  Trade payables

        Trade payables are recognized at fair value.

2.24.  Borrowings

        Borrowings are initially stated at fair value, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Transaction costs are amortized over the period of the loan.

        Borrowings are classified as current liabilities unless there is an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.25.  Leases

        Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, are capitalized in the balance sheet and depreciated over the shorter of the lease term or their useful lives.

        The capital elements of future obligations under finance leases are included in liabilities in the balance sheet and analyzed between current and non-current amounts. Payments under finance leases

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. The finance charge is included in finance costs in the income statement.

        Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases.

        Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the lease.

2.26.  Taxation

        Tax on the profit or loss for the year comprises current and deferred taxes.

        Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

        Deferred tax is provided in full using the liability method, on temporary differences arising between the tax value of assets and liabilities and their carrying amounts in the historical financial information. Such differences may result in an obligation to pay more tax or a right to pay less tax in future periods.

        A deferred tax asset is only recognized where it is probable that future taxable profits will be available against which the temporary differences or taxable losses giving rise to the asset can be utilized.

        Deferred tax is measured using tax rates that have been enacted, or substantially enacted, by the balance sheet date and are expected to apply when the asset is realized or the liability is settled.

        Deferred tax assets and liabilities are only offset where there is a legally enforceable right to offset when they relate to taxes levied by the same tax authority and they are expected to be settled on a net basis.

2.27.  Employee benefits

        The Group operates a number of defined contribution retirement benefit schemes. The cost of providing benefits under these schemes is charged to operating profit as the costs fall due or become payable.

        The present value of other post-retirement obligations, including early retirement benefits, depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the total future provision include the discount rate. Any changes in this assumption will impact the carrying value of post-retirement obligations.

        The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the post-retirement obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related post-retirement obligation.

2.28.  Provisions

        Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

        Provisions for redundancy costs arising from restructuring are made where the plans are sufficiently detailed and where appropriate communication to those affected has been undertaken at the balance sheet date.

        Provisions for warranties are based on contractual arrangements with customers and experience of product performance.

        Provisions for the costs of decommissioning items of property, plant and equipment are made when an obligation exists. The amount of the provision is added to the cost of the relevant asset and written off as part of the total cost.

        Provisions are discounted to their present value where the impact of the time value of money is material.

2.29.  Share capital

        Ordinary shares are classified as equity. Preference shares are classified as equity instruments in accordance with IAS 32 because their terms do not confer a contractual obligation to deliver cash or another financial asset. The payment of dividends is at the Company's discretion. The shares in the Company have been restructured in the year ended 31 December 2011. Please see Note 26 for the revised structure.

2.30.  Restructuring and transaction costs

        Restructuring and transaction costs are exceptional items which, in our management's judgment, are best disclosed separately by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition. Restructuring and transaction costs include:

  •
  Restructuring Costs.  Restructuring costs have varied by period, but have included business optimization expenses and restructuring charges and reserves (including retention and severance costs, systems establishment costs, excess pension charges, contract termination costs and costs to consolidate facilities and relocate employees). We are currently completing a significant restructuring of our operational footprint, with the goal of streamlining our business processes and moving operations closer to customers. While our new facilities in the Czech Republic and South Korea have been opened, the transfer of production mainly from the United Kingdom is ongoing and production in the United Kingdom is planned to close in the middle of 2012. Provisions have been made for estimated closure and redundancy costs in the United Kingdom.

  •
  Transaction Costs.  Transaction costs include management consulting, monitoring transaction and advisory fees and related expenses paid to Principal Shareholders, transactions costs and cash

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

2. Summary of significant accounting policies (Continued)

    expenses incurred directly in connection with any investment, equity issuance, debt issuance or refinancing and any other non cash charges. We incurred fees and expenses of £6.5 million in connection with our withdrawn application for admission to the London Stock Exchange.

3. Segment information

        Management has determined the operating segments based on the reports reviewed by the Board that are used to make strategic decisions.

        The Board is the chief operating decision maker and manages the business as a single segment.

        The Group operates as a single segment but reviews its revenue for its addressable market in four market sectors. The breakdown of external revenue on this basis is shown below:

Revenue from external customers

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
General Vacuum	117.9	142.3	172.0
Semiconductor	87.5	235.0	253.6
Emerging Technologies	51.7	115.4	120.2
Services	114.1	148.3	154.7

Total external revenue	371.2	641.0	700.5

        Revenue of approximately £95.1 million (2010: £96.8 million; 2009: £30.8 million) is derived from a single customer, Samsung Electronics Co., Ltd.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

3. Segment information (Continued)

        Edwards Group plc is domiciled in the UK. The breakdown of revenue from external customers and non-current assets (other than financial instruments and deferred tax assets) by geographical region are shown below:

Revenue from external customers by geographical destination

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
UK	40.6	36.9	20.8
Europe (excluding UK)	55.6	64.5	95.7
Americas	104.8	162.1	198.5
South Korea	48.6	141.1	134.8
Japan	60.8	91.1	98.3
Taiwan	26.2	58.4	52.1
China	25.2	57.0	72.8
Other Asia	9.4	29.9	27.5

Total external revenue	371.2	641.0	700.5

Non-current assets (other than financial instruments and deferred tax assets)

	Year ended 31 December
	2010	2011
	(£ millions)	(£ millions)
UK	141.8	132.4
Europe (excluding UK)	56.9	67.8
Americas	22.7	22.7
South Korea	113.9	131.1
Japan	181.9	188.7
Other Asia	20.8	21.1

Total non-current assets	538.0	563.8

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

4. Expenses by nature

        Expenses by nature is disclosed for continuing activities and does not include discontinued activities.

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Raw materials and consumables purchased	169.3	328.2	373.7
Changes in inventories of raw materials, work in progress and finished goods	16.8	(26.1)	(20.4)
Operating lease payments	3.8	3.7	4.3
Depreciation	12.7	14.1	16.9
Amortization	16.5	18.0	17.9
Employee benefits costs	109.2	129.3	153.5
Restructuring and transaction costs	22.6	43.7	23.7
Other administrative and distribution expenses	26.9	56.5	32.0

Total cost of sales and administrative expenses	377.8	567.4	601.6

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Cost of sales	259.0	395.4	442.6
Administrative expenses	118.8	172.0	159.0

Total cost of sales and administrative expenses	377.8	567.4	601.6

5. Operating profit/(loss)

        Group operating profit/(loss) for continuing activities includes government grants and fees to auditors.

5.1.  Government grants

        Government grants were received by the Group in the year of £3.7 million (2010: £0.1 million, 2009: £0.5 million). The grants were credited to the Income Statement as the related costs were incurred.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

5. Operating profit/(loss) (Continued)

5.2.  Fees to auditors

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Fees payable to the Company's auditors for the audit of the Company's annual accounts	0.1	0.1	0.1

	0.1	0.1	0.1

Fees payable to the Company's auditors and its associates for other services
—audit of the Company's subsidiaries pursuant to legislation	0.3	0.3	0.5
—other services relating to taxation	0.1	—	—
—all other services	0.1	0.4	2.1

Total other services	0.5	0.7	2.6

Total fees to auditors	0.6	0.8	2.7

        The other service fees in 2011 include fees for services received in preparation for listing on the London Stock Exchange ("LSE") and listing on NASDAQ. In April 2011, Edwards decided not to proceed with its IPO on the LSE.

6. Directors' remuneration

        The aggregate remuneration paid or due to be paid to directors of the Company during the year was as follows:

	Year ended 31 December
	2009	2010	2011
	(£ thousand)	(£ thousand)	(£ thousand)
Salaries and benefits	609	919	750
Bonuses payable for the year	—	820	427
Company contributions to pension schemes	125	143	75
Payment to a former director	—	—	669
Termination payment paid to former director	—	524	—
Fees to non-executive directors	54	65	256

Total	788	2,471	2,177

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

6. Directors' remuneration (Continued)

	Salaries and Fees	Bonus	Benefits	Pension contribution	Compensation for loss of office	Total
	(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)
Year ended 31 December 2009
Atsushi Abe	—	—	—	—	—	—
Greg Brenneman	—	—	—	—	—	—
Christopher Bradley	246	—	8	52	—	306
James Gentilcore	54	—	—	—	—	54
Heinz Holsten	—	—	—	—	—	—
Nigel Hunton	347	—	8	73	—	428
John Lewis	—	—	—	—	—	—
Ajeet Singh	—	—	—	—	—	—
Stephen Stewart	—	—	—	—	—	—
Stephen Welton	—	—	—	—	—	—

	647	—	16	125	—	788

Year ended 31 December 2010
Greg Brenneman	—	—	—	—	—	—
Christopher Bradley	148	102	2	30	524	806
James Gentilcore	65	—	—	—	—	65
Nigel Hunton	364	327	3	73	—	767
John Lewis	—	—	—	—	—	—
Ajeet Singh	—	—	—	—	—	—
David Smith	165	148	—	16	—	329
Matthew Taylor	236	243	1	24	—	504
Stephen Welton	—	—	—	—	—	—

	978	820	6	143	524	2,471

Year ended 31 December 2011
Greg Brenneman	—	—	—	—	—	—
James Gentilcore	63	—	—	—	—	63
John Lewis	—	—	—	—	—	—
Nick Rose	193	—	—	—	—	193
Ajeet Singh	—	—	—	—	—	—
David Smith	337	170	2	34	—	543
Matthew Taylor	409	257	2	41	—	709

	1,002	427	4	75	—	1,508

          (i)  Payments of £669,340 were made in the year ended 31 December 2011 to Mr. Hunton a former director.

         (ii)  Mr. Brenneman, Mr. Lewis, and Mr. Singh represent CCMP Capital or Unitas Capital, the Principal Shareholders. The Company has not paid them any fees in respect of their directorships or services supplied. Transaction fees and expenses of £0.6 million (2010: £0.4 million; 2009: £0.6 million) were paid to CCMP and Unitas entities.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

6. Directors' remuneration (Continued)

        (iii)  The company made a payment to the UK Tax authorities of £26,405 with respect to Mr. Gentilcore. Mr. Gentilcore is not tax resident in the United Kingdom and he did not receive any benefit in kind from the payment.

        (iv)  During 2009 the Executive Directors waived part of their salaries.

         (v)  Benefits in kind in 2009 included the provision of car allowances to Mr. Hunton and Mr. Bradley, car allowances ceased to be provided from June 2009. Private medical insurance has been provided to Executive Directors in 2009, 2010 and 2011.

Directors' interests in shares

	Year ended 31 December
	2009	2010	2011
	(number)	(number)	(number)
A Ordinary Shares of £0.001 par value
Non-Executive Directors
James Gentilcore	18,460	18,460	166,140

B Ordinary Shares of £0.001 par value
Executive Directors
Nigel Hunton (resigned 24 March 2011)	127,273	84,849	—
David Smith	—	30,000	319,770
Matthew Taylor	—	40,000	409,770
Christopher Bradley (resigned 23 July 2010)	63,636	—	—

	190,909	154,849	729,540

Preference Shares of US$0.001 par value
Non-Executive Directors
James Gentilcore	464,135	464,135	464,135

        On 9 March 2011 the company issued an 8-for-1 bonus issue of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares ("Bonus shares") to the holders of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares. On 1 April 2011 the Edwards Group Limited Employee Benefit Trust ("The Trust") awarded each of Matthew Taylor and David Smith 49,770 B Shares (the "Forfeitable Shares") subject to terms of the Award Letter. The shares are to be transferred back to The Trust by Mr. Taylor and Mr. Smith if they cease to be an Employee of the Edwards Group for any reason whatsoever prior to the third Anniversary of the award date, 1 April 2014.

        A number of the CCMP Capital representative Non-Executive Directors have or have had minority interests in CCMP Capital Investors II (AV-3), L.P. and/or CCMP Capital Investors (Cayman) II, L.P. which in turn have interests in the Company.

        A number of the Unitas Capital representative Non-Executive Directors have or have had interests in a limited partnership which is a minority shareholder in Unitas Capital Investors (Cayman) Ltd. which has interests in the Company.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

7. Employee numbers and costs

        Average employee numbers by activity and costs represent continuing activities and do not contain discontinued operations.

Employee numbers

	Year ended 31 December
By activity:	2009	2010	2011
	number	number	number
Manufacturing and service	1,793	1,743	2,031
Selling and distribution	428	470	551
Administration	618	586	645

Total	2,839	2,799	3,227

Employment costs

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Wages and salaries	82.4	103.0	127.7
Social security costs	16.8	15.5	18.6
Other pension costs	10.0	10.8	7.2

Total	109.2	129.3	153.5

        Group companies operate various pension schemes for employees to participate in retirement programmes tailored to suit local conditions. The schemes are generally funded through payments to insurance companies and are defined contribution schemes. A defined contribution scheme is a plan under which the Group pays fixed contributions into a separate entity. Under the various defined contribution schemes, the Group has no legal or constructive obligations to pay further contributions if the relevant fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current periods and prior periods. Wages and salaries include the cost of forfeitable shares issued during 2011 of £119,504.

8. Other gains/(losses)—net

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Other income/(losses)	(0.2)	1.5	0.7
Net foreign exchange gains/(losses) on operating activities	(23.6)	0.9	2.7

Total	(23.8)	2.4	3.4

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

9. Net finance income and costs

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Interest income on short-term bank deposits	0.4	0.6	0.7
Foreign exchange gains/(losses) on bank term loans	46.4	(12.1)	(4.9)
Foreign exchange gains/(losses) on intra-group funding loans	(28.3)	29.5	5.4
Foreign exchange gains/(losses) on finance leases	—	—	(0.3)
Foreign exchange gains/(losses) on currency options	11.6	1.2	—
Fair value losses on financial instruments—interest rate swaps	(5.5)	(8.6)	(2.2)
Interest on bank borrowings	(14.8)	(14.6)	(24.5)
Provisions—unwinding of discounts	—	—	(2.9)
Unused facility fee	(0.3)	(0.4)	(0.3)
Amortized cost of bank term loan fees	(1.1)	(1.0)	(3.3)
Accretion of vendor loan note	(2.7)	(6.1)	(0.2)

Net finance income and costs	5.7	(11.5)	(32.5)

10. Taxation

10.1.  The tax charge for the year comprised:

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Current tax expense
Current year	(0.2)	(9.2)	(7.9)
Withholding tax	(1.4)	(1.2)	(1.3)
Adjustments for prior years	(0.1)	0.2	3.1
Deferred tax (note 25)
Origination and reversal of temporary differences—current year	(1.0)	(8.2)	(4.4)
Origination and reversal of temporary differences—prior year	(5.0)	5.7	(3.1)

Total tax credit/(charge) in income statement from continuing activities	(7.7)	(12.7)	(13.6)

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

10. Taxation (Continued)

        The tax assessed for the year differs from the standard rate of corporation tax in the UK of 26.5 percent (2010: 28 percent; 2009: 28 percent). The differences are explained below.

10.2.  Reconciliation of effective tax rate:

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Profit/(loss) before tax	(24.7)	64.5	69.8

Tax (charge)/credit using the UK corporation tax rate of 28%/28%/26.5%	6.9	(18.1)	(18.5)
Non-deductible expenses	(2.3)	(2.3)	(1.6)
Non-deductible foreign exchange gain in Japan	(18.9)	—	—
Tax holidays and grants	—	—	6.0
Effect of higher tax rates of subsidiaries operating in other jurisdictions	(0.2)	(1.7)	(3.3)
Adjustments to deferred tax due to changes in tax rates	—	—	8.2
Withholding tax	(1.4)	(1.2)	(1.3)
Losses for which no deferred tax asset was previously recognized	13.8	4.7	(3.0)
Other	(0.5)	—	(0.1)
Over/(under) provided in prior years	(5.1)	5.9	—

Total tax (charge)/credit	(7.7)	(12.7)	(13.6)

        The tax rates used to calculate the 2011 corporation tax charge were 26.5 percent in the UK, 50 percent in the United States, 19 percent in the Czech Republic, 40.5 percent in Japan and 24.2 percent in South Korea.

        Of the adjustments to deferred tax due to changes in tax rates in 2011 of £8.2 million, £4.1 million is due to the deferred tax movement on long term timing differences in the Japanese entity being recognized at 35.4 percent as opposed to 40.5 percent and £2.4 million is due to the restatement of the opening deferred tax asset in the United States as a result of a change in the tax rate from 40 percent to 50 percent. The remaining movement is due to the impact of changes in tax rates in the United Kingdom and South Korea.

        In 2011 Edwards moved a significant proportion of its manufacturing operations from the United Kingdom to South Korea and the Czech Republic. Our entities in both of these territories have been awarded tax grants which will reduce their tax liabilities for the next five to seven years. Commencing in 2011 the profits from the new business in South Korea will be tax free for five years and then taxed at 50 percent of the statutory rate for the following two years. Provided qualification is met each year until 2017 the Czech Republic entity will receive a cumulative tax credit of £2.7 million. If these credits had not been received, the effective tax rate in the year ended 31 December 2011 of 19.5% would have been 5.2 percentage points higher at 24.7%.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

10. Taxation (Continued)

        The prior year overprovision is due to relief from UK tax being given by the UK tax authorities for £20 million of interest receivable by Edwards Limited during 2007, 2008 and 2009 as it had previously been disallowed in Edwards Japan under the thin capitalization rules.

11. Earnings per share

A.    Basic

        Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to ordinary share holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Profit/(loss) attributable to ordinary shareholders of the Company	(55.1)	26.5	36.3
Profit from discontinued operations attributable to equity holders of the Company	2.4	0.3	—

	Year ended 31 December
	2009	2010	2011
	(thousands)	(thousands)	(thousands)
The weighted average number of ordinary shares in issue	117,290	117,295	117,295

	(pence)	(pence)	(pence)
Basic earnings/(loss) per share continuing activities	(46.98)	22.59	30.95

	(pence)	(pence)	(pence)
Basic earnings/(loss) per share discontinued activities	2.05	0.26	—

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

11. Earnings per share (Continued)

        The table below reconciles profit or loss attributed to ordinary shareholders to the profit or loss reported on the income statement for each period.

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Profit/(loss) after tax	(32.4)	51.8	56.2
Discontinued activities	2.4	0.3	—

Profit/(loss) for the year/period	(30.0)	52.1	56.2
Continuing
Profit/(loss) after tax	(32.4)	51.8	56.2
Profit allocated to participating preference shares	(22.7)	(25.3)	(19.9)

Adjusted earnings	(55.1)	26.5	36.3
Discontinued
Discontinued activities	2.4	0.3	—
Weighted average number of shares in issue	117,290	117,295	117,295

	(pence)	(pence)	(pence)
Basic EPS from continuing	(46.98)	22.59	30.95
Basic EPS from discontinued	2.05	0.26	—

B.    Diluted earnings/(loss) per share

        Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. There are no financial instruments in issue that would impact on the number of ordinary shares, and therefore the diluted earnings/(loss) per share is equal to the basic earnings/(loss) per share.

12. Goodwill—Group

Gross book value	(£ millions)
At 31 December 2009	185.7
Exchange adjustment	20.9
Additions	9.2

At 31 December 2010	215.8
Exchange adjustment	4.6

At 31 December 2011	220.4

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

12. Goodwill—Group (Continued)

        The carrying value of goodwill is tested at least annually for impairment. Edwards operates as a single segment business and assesses impairment on that basis, although the underlying goodwill is recorded in multiple currencies. The impairment test in accordance with IAS 36 compares the carrying amount with the recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use.

        The value in use is the present value of future cash flows expected to be derived by Edwards. Future cash flows are based on three to six year business plans and beyond that timeframe are extrapolated by applying flat growth rates to perpetuity reflecting the expected long-term growth in the markets. The cash flows obtained are discounted using appropriate rates for the mix of forecast business.

        The discount rate used for impairment testing in 2011 was 9.9 percent (2010: 10.1 percent) and the perpetuity growth rate was 2.0 percent (2010: 2.0 percent).

        A sensitivity analysis of the impairment model using assumptions considered management's reasonable worst case scenario was performed and this did not give rise to an impairment.

        When a business combination agreement provides for an adjustment to the combination's cost contingent on future events, the acquirer should include the amount of that adjustment in the combination's cost at the acquisition date if the adjustment is probable. The probable timing of repayment of the vendor loan note meets this criteria and has resulted in an addition to goodwill of £9.2 million in the year to 31 December 2010.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

13. Intangible assets

	Patents and trademarks	Customer relationships	Software	Development costs	Other intangibles	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Cost
At 31 December 2009	86.7	111.7	22.7	28.1	4.9	254.1
Additions during the year	0.1	—	1.1	7.1	—	8.3
Exchange adjustment	3.3	10.0	0.9	4.0	—	18.2

At 31 December 2010	90.1	121.7	24.7	39.2	4.9	280.6
Additions during the year	1.1	—	4.1	7.3	—	12.5
Exchange adjustment	1.0	3.2	(0.2)	0.7	0.1	4.8

At 31 December 2011	92.2	124.9	28.6	47.2	5.0	297.9

Accumulated amortization
At 31 December 2009	(5.4)	(19.3)	(15.6)	(3.7)	(4.5)	(48.5)
Provided during the year	(2.0)	(7.9)	(3.3)	(4.8)	—	(18.0)
Exchange adjustment	0.4	(1.9)	(0.7)	(3.6)	(0.1)	(5.9)

At 31 December 2010	(7.0)	(29.1)	(19.6)	(12.1)	(4.6)	(72.4)
Provided during the year	(2.1)	(8.2)	(1.9)	(5.7)	—	(17.9)
Exchange adjustment	—	(0.8)	0.2	(0.6)	—	(1.2)

At 31 December 2011	(9.1)	(38.1)	(21.3)	(18.4)	(4.6)	(91.5)

Net Book Value
At 31 December 2010	83.1	92.6	5.1	27.1	0.3	208.2
At 31 December 2011	83.1	86.8	7.3	28.8	0.4	206.4

        At 31 December 2011 the Group had contractual commitments of £nil (2010: £nil) for the acquisition of intangible assets. The £17.9 million (2010: £18.0 million) amortization charge was included in administrative expenses. Included in this charge is the amortization of assets acquired under purchase price accounting ("PPA amortization") of £10.2 million (2010: £9.9 million).

        The Edwards trademark £64.4 million (2010: £63.2 million) has been effectively in existence since 1919 and management assume it will continue for the foreseeable future and therefore is considered to have an indefinite useful economic life and its carrying value is tested at least annually for impairment. Geographical cash generating units ("CGUs") were identified on acquisition at 31 May 2007 and the trademark was allocated to each CGU according to future benefits to be derived by each CGU. Restructuring activities since the acquisition have significantly altered the CGU assumptions underlying this allocation. Edwards operates as a single segment business and assesses impairment on that basis. The impairment test in accordance with IAS 36 compares the carrying amount with the recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use.

        The value in use is the present value of future cash flows expected to be derived by Edwards. Future cash flows are based on three to six year business plans and beyond that timeframe are extrapolated by applying flat growth rates to perpetuity reflecting the expected long term growth in the markets. The cash flows obtained are discounted using appropriate rates for the mix of forecast business. The discount rate used for impairment testing in 2011 was 9.9 percent (2010: 10.1 percent) and the perpetuity growth rate in 2011 was 2.0 percent (2010: 2.0 percent).

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

13. Intangible assets (Continued)

        A sensitivity analysis of the impairment model to the underlying assumptions was performed and the impairment conclusions were not impacted.

14. Property, plant and equipment

	Land and buildings	Plant, machinery and vehicles	Construction in progress	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Cost
At 31 December 2009	49.2	70.6	5.8	125.6
Capital expenditure	0.1	5.0	32.3	37.4
Disposals	—	(1.2)	—	(1.2)
Inter-asset transfers	0.3	6.3	(6.6)	—
Exchange adjustment	2.4	3.1	0.2	5.7

At 31 December 2010	52.0	83.8	31.7	167.5
Capital expenditure	6.7	15.8	18.6	41.1
Disposals	(3.7)	(0.8)	(0.3)	(4.8)
Inter-asset transfers	17.6	18.5	(36.1)	—
Exchange adjustment	—	(2.0)	0.5	(1.5)

At 31 December 2011	72.6	115.3	14.4	202.3

Accumulated Depreciation
At 31 December 2009	(5.2)	(30.9)	—	(36.1)
Provided during the year	(1.9)	(12.2)	—	(14.1)
Disposals	—	0.7	—	0.7
Impairment	(5.1)	(1.7)	—	(6.8)
Exchange adjustment	(1.0)	(0.9)	—	(1.9)

At 31 December 2010	(13.2)	(45.0)	—	(58.2)
Provided during the year	(2.3)	(14.6)	—	(16.9)
Disposals	1.4	0.2	—	1.6
Exchange adjustment	0.8	0.4	—	1.2

At 31 December 2011	(13.3)	(59.0)		(72.3)

Net Book Value
At 31 December 2010	38.8	38.8	31.7	109.3
Owned assets	35.0	37.4	31.7	104.1
Leased assets	3.8	1.4	—	5.2

At 31 December 2011	59.3	56.3	14.4	130.0
Owned assets	55.2	48.5	14.4	118.1
Leased assets	4.1	7.8	—	11.9

        The property, plant and equipment of certain subsidiaries of the Group are pledged as security for the bank term loans (note 20.2). The depreciation charge includes £1.4 million (2010: £0.2 million) relating to leased assets.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

14. Property, plant and equipment (Continued)

        An impairment charge in the year ended 31 December 2010 of £6.8 million was incurred. The impairment related to assets at the Shoreham and Burgess Hill sites in the UK and various sites in the US following restructuring announcements. The impairment charge is net of expected proceeds which were based upon external valuations.

        As at 31 December 2011, the Group had contractual commitments of £6.1 million (2010: £11.5 million) for the acquisition of property, plant and equipment.

        Capital expenditure on restructuring projects amounted to £16.9 million (2010: £28.0 million) for the year ended 31 December 2011.

15. Inventories

	2010	2011
	(£ millions)	(£ millions)
Raw materials	33.5	33.3
Work in progress	6.5	6.4
Finished goods	44.7	66.1

	84.7	105.8

        Inventories include £20.4 million (2010: £22.1 million) stated at their net realizable value and £85.4 million (2010: £62.6 million) stated at cost.

        The total amount of inventories recognized as an expense in the year to 31 December 2011 was £353.3 million (2010: £302.1 million). Inventories written off in the year were £3.2 million (2010: £3.0 million).

        Inventories of certain subsidiaries of the Group are pledged as security for bank term loans (note 20.2).

16. Trade and other receivables

	2010	2011
	(£ millions)	(£ millions)
Trade receivables	102.3	108.9
Less: provision for impairment of trade receivables	(2.3)	(3.7)

Trade receivables—net	100.0	105.2
Prepayments	2.5	3.5
Other receivables	31.3	23.7

Other receivables (current)	33.8	27.2

Trade and other receivables (current)	133.8	132.4

Other receivables (non-current)	4.7	7.0

Total trade and other receivables	138.5	139.4

        Impairment losses on trade receivables during 2011 were £2.7 million (2010: £0.5 million).

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

16. Trade and other receivables (Continued)

        The carrying amount of trade and other receivables is deemed to approximate to their fair value.

        As of 31 December 2011, trade receivables of £23.4 million (2010: £21.5 million) were past their due date but were not impaired. The ageing analysis of these trade receivables is as follows:

	2010	2011
	(£ millions)	(£ millions)
Up to three months	17.3	16.0
Three months to one year	3.4	7.4
One to five years	0.8	—

Total	21.5	23.4

        At 31 December 2011, trade receivables of £0.3 million (2010: £0.4 million) had renegotiated terms otherwise they would have been past due.

        The carrying amounts of trade and other receivables are denominated in the following currencies:

	2010	2011
	(£ millions)	(£ millions)
UK Pound Sterling	25.2	11.7
US Dollar	27.2	40.8
Japanese Yen	29.8	28.7
Euro	13.2	13.2
South Korean Won	21.3	26.3
Other currencies	21.8	18.7

	138.5	139.4

        Trade and other receivables of certain subsidiaries of the Group are pledged as security for bank term loans (note 20.2).

        Movements on the Group provision for impairment of trade receivables are as follows:

(£ millions)
At 31 December 2009	4.7
Provision for receivables impairment	0.5
Released in the year	(0.6)
Receivables written off in the year	(2.5)
Exchange adjustment	0.2

At 31 December 2010	2.3
Provision for receivables impairment	2.7
Released in the year	(0.3)
Exchange adjustment	(1.0)

At 31 December 2011	3.7

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

17. Cash and cash equivalents

	2010	2011
	(£ millions)	(£ millions)
Cash at bank and in hand	161.0	91.8

        As all cash and equivalents bear either no interest or a fixed rate of interest, it is deemed that their carrying amount approximates to their fair value.

18. Non-current assets held for sale and disposal groups

        No disposal groups have been approved for disposal by the Board.

        Discontinued activities

	Year ended 31 December
	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Revenue	11.7	3.9	—
Profit before taxation	2.8	0.4	—
Taxation	(0.6)	(0.4)	—

Profit after taxation on trading	2.2	—	—
Profit/(loss) on sale of businesses	0.2	0.3	—

Profit from discontinued activities	2.4	0.3	—

        The business and assets of Edwards Chemical Management Europe Limited ("ECMEL") were sold on 31 August 2010. Edwards Chemical Management Division (non-European ("CMD")) business sold in July 2008; temperature control unit chiller business sold in January 2009; and Temescal coaters business sold in December 2009.

19. Trade and other payables

19.1.  Current

	2010	2011
	(£ millions)	(£ millions)
Trade payables	92.5	84.3
Deposits and advance payments by customers	8.0	11.4
Payroll and other taxes, including social security	22.9	17.5
Accruals	35.4	26.4
Other payables	0.6	4.2

	159.4	143.8

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

19. Trade and other payables (Continued)

19.2.  Non-current

	2010	2011
	(£ millions)	(£ millions)
Other payables	0.3	0.2

        The carrying amount of trade and other payables is deemed to approximate to their fair value.

20. Borrowings and finance leases

20.1.  Analysis

	2010 Current	2010 Non-current	2011 Current	2011 Non-current
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Bank term loans	2.7	384.4	4.5	438.2
Unamortized fees relating to the bank term loans	(1.0)	(2.5)	(2.0)	(5.6)
Vendor Loan Note	50.0	—	—	—
Other loans	—	7.7	0.5	14.7
Finance leases	0.4	1.2	1.7	4.3

Total borrowings and finance leases	52.1	390.8	4.7	451.6

20.2.  Bank term loans

        Bank loans comprise two term loans extended under "First and Second Lien Credit Agreements."

        On 22 February 2011 the First Lien Credit Agreement was amended and restated, increasing the borrowings under the First Lien Credit Agreement by £173.1 million (US$280 million). On the same day, the proceeds were used to repay the Second Lien debt plus interest of £119.9 million (US$193.9 million) and arrangement fees of £7.3 million (US$11.9 million).

        As security for the First Lien Credit Agreement, certain members of the Group have given a floating charge over their assets. This includes Edwards (Cayman Islands I) Ltd, Edwards (Cayman Islands II) Ltd, Edwards UKCo 2 Ltd, Edwards Ltd., Edwards US Holdco Ltd, Edwards Holdco 1 Inc, Edwards Vacuum Inc, Edwards Japan Limited, Edwards Korea Ltd, Edwards Vacuum Ltd, Edwards Chemical Management Europe Ltd, Edwards High Vacuum International Ltd and Edwards s.r.o. It is a full security package as set out in the First and Second Lien Credit Agreements being security over shares, receivables, inventory, intellectual property, real estate, equipment and machinery. The companies whose shares have been pledged include subsidiaries in China, Italy, Singapore, Taiwan and Germany. The loan is repayable at US$6.9 million per annum until 2016 when the bulk of the balance matures. As a result of the February amendment and restatement, the maturity of our term loans was bifurcated, with US$13.7 million maturing on May 31, 2014 and US$645.3 million maturing on May 31, 2016.

        There were not any conditions or events which would constitute an Event of Default or Default as defined in the First and Second Lien Credit Agreements during the year ended, or at, 31 December 2011.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

20. Borrowings and finance leases (Continued)

20.3.  Vendor Loan Note

        The Vendor Loan Note represents deferred consideration for the acquisition of the Edwards business. Its principal value is £45.0 million and interest is charged at 3 percent compounding annually. The Note matures on the earlier of 31 May 2016 or a liquidity event, including the occurrence of a value event, a sell down, a change of control, a distribution, a loan, a major disposal or a reduction of capital. The Vendor Loan Note was repaid including interest of £50.3 million on 24 February 2011.

20.4.  Other loans

        Other loans is a mortgage of the manufacturing facility in South Korea of £8.4 million in 2011 (2010: £7.7 million) and a mortgage of the manufacturing facility in the Czech Republic of £6.8 million in 2011 (2010: £nil).

20.5.  Finance leases

	2010	2011
	(£ millions)	(£ millions)
Future finance lease minimum lease payments
—less than one year	0.5	2.1
—one to five years	1.3	4.9
—beyond five years	—	—

Total future finance lease minimum lease payments	1.8	7.0
Future finance charges	(0.2)	(1.0)

Present value of finance lease minimum lease payments	1.6	6.0

20.6.  Reconciliation of net debt

	As at 1 January 2010	Cash flow	Other non-cash movements	Exchange movements	At 31 December 2010
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At 31 December 2010
Cash and cash equivalents	75.6	81.7	—	3.7	161.0

Bank term loans	(378.5)	2.8	—	(11.4)	(387.1)
Unamortized fees relating to bank term loans	4.6	—	(1.1)	—	3.5
Vendor Loan Note	(34.8)	—	(15.2)	—	(50.0)
Finance leases	(0.4)	(1.2)	—	—	(1.6)
Other loans	—	(7.9)	—	0.2	(7.7)

Total borrowings and finance leases	(409.1)	(6.3)	(16.3)	(11.2)	(442.9)

Net debt	(333.5)	75.4	(16.3)	(7.5)	(281.9)

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

20. Borrowings and finance leases (Continued)

	As at 1 January 2011	Cash flow	Other non-cash movements	Exchange movements	At 31 December 2011
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At 31 December 2011
Cash and cash equivalents	161.0	(67.7)	—	(1.5)	91.8

Bank term loans	(387.1)	(50.4)		(5.2)	(442.7)
Unamortized fees relating to bank term loans	3.5	7.4	(3.3)	—	7.6
Vendor Loan Note	(50.0)	50.2	(0.2)	—	—
Finance leases	(1.6)	(4.0)	—	(0.4)	(6.0)
Other loans	(7.7)	(8.4)	—	0.9	(15.2)

Total borrowings and finance leases	(442.9)	(5.2)	(3.5)	(4.7)	(456.3)

Net debt	(281.9)	(72.9)	(3.5)	(6.2)	(364.5)

        The carrying amounts of the Group's borrowings are denominated in the following currencies:

	2010	2011
	(£ millions)	(£ millions)
UK Pound	46.5	(7.6)
US Dollar	388.3	448.3
Japanese Yen	0.4	0.4
South Korean Won	7.7	8.4
Czech Crown	—	6.8

Total	442.9	456.3

        The Group has the following undrawn borrowing facilities after excluding performance guarantees:

	2010	2011
	(£ millions)	(£ millions)
Floating rate:
—Expiring within one year	—	—
—Expiring beyond one year	56.3	37.8

Total	56.3	37.8

        Of the undrawn borrowing facilities, £37.8 million (2010: £56.3 million) is with respect to secured facilities as outlined above.

20.7.  Other

        Interest is charged at variable rates but a number of floating to fixed interest rate swaps are in place. As of December 31, 2011, 44% of our debt under the First Lien Credit Agreement was hedged to November 2012, 59% from December 2012 to February 2014, 61% from March 2014 to May 2014, 34% from June 2014 to November 2014, and 19% from December 2014 to May 2016.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

20. Borrowings and finance leases (Continued)

        The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

	2010	2011
	(£ millions)	(£ millions)
Six months or less	394.7	451.1

21. Fair value of derivative financial instruments

	2010		2011
	Current	Non-current Due in 1 to 5 years	Current	Non-current Due in 1 to 5 years
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Forward foreign exchange contracts
—cash flow hedges	2.2	1.1	0.4	—
—fair value hedges	1.4	—	0.4	—

Total Assets	3.6	1.1	0.8	—

Interest rate swaps—cash flow hedges	(1.9)	—	(2.7)	—
Forward foreign exchange contracts
—cash flow hedges	(1.7)	(0.5)	(5.4)	(6.5)
—fair value hedges	(0.5)	—	(1.5)	(4.0)

Total Liabilities	(4.1)	(0.5)	(9.6)	(10.5)

        Derivatives are classified as a current asset or liability if the maturity of the hedged item is less than 12 months. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months.

        The fair value of the derivative financial instruments is determined by taking observable inputs as at the reporting date, such as current spot and forward forex points, interest rates and yield curves, and calculating the net present value of the difference in cashflows between the contracted and latest market derived values. The fair values are based on exit pricing, assuming an orderly market, and taking corporate and counterparty credit risk into account.

21.1.  Forward foreign exchange contracts

        Forward foreign exchange contracts hedging forecast cash flows are designated as such at inception and are deemed highly effective and the changes in fair value of them has been deferred to the hedging reserve.

        The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2011 were £290.1 million (2010: £256.9 million).

        The hedged forecast transactions denominated in foreign currency are expected to occur at various dates up to 24 months from the balance sheet date.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

21. Fair value of derivative financial instruments (Continued)

21.2.  Interest rate swaps

        The Group uses interest rate swaps to manage its exposure to interest rate risk on its loans by swapping these loans from floating to fixed rates. The profile of these interest rate swaps is as follows:

        At 31 December 2011

Period	Notional amount £m	Payable US$ Interest rate %	Receivable US$ Interest rate %
30 Nov 2011 to 31 May 2014	193.0	1.8900	3 Month LIBOR
30 Nov 2012 to 30 Nov 2014	64.0	2.8720	3 Month LIBOR
31 May 2014 to 31 May 2016	80.0	2.2500	3 Month LIBOR

        At 31 December 2010

Period	Notional amount £m	Payable US$ Interest rate %	Receivable US$ Interest rate %
30 Nov 2010 to 30 Nov 2011	92.9	2.5800	3 Month LIBOR

        An ineffectiveness gain of £nil (2010: £nil) was recognised within net finance income and costs

22. Financial risk management

Financial risk factors

        The Group is exposed to currency risk, interest rate risk, liquidity risk and credit risk in the course of its operating activities. The Group's overall risk management strategy focuses on minimizing the potential adverse effects of these financial risk factors. The Group uses derivative financial instruments to hedge certain risk exposures.

        Financial risk management is carried out by the Treasury function under policies approved by the Group Board of Directors and overseen by the Board. The Treasury function identifies, evaluates and hedges financial risk on behalf of the entities as a whole. The Board provides written principles for overall financial risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, derivative financial instruments and investment of excess liquidity.

(a)   Market risk

(i)    Foreign exchange risk

        The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar, the Euro, the Japanese Yen, the UK Pound Sterling, the South Korean Won and the Czech Crown. The Group is exposed to transactional foreign exchange risk when a Group subsidiary enters into a sales or purchasing transaction in a currency other than the subsidiary's functional currency.

        The Board's policy requires the Treasury function to manage the majority of foreign exchange risk. Treasury manages exposures on both recognized and expected exchange exposures in the normal course of business. The Group actively seeks to mitigate these exposures over a two-year period through a hedging programme.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

22. Financial risk management (Continued)

Sensitivity analysis

        Throughout 2011, if the US Dollar had strengthened/weakened by 5 percent (2010: 5 percent) against the Pound Sterling, the Euro, the Japanese Yen, and the South Korean Won with all other variables held constant, post-tax profit for the period would have been £4.5 million (2010: £0.2 million) higher/lower, mainly as a result of foreign exchange gains/losses on the translation of US Dollar denominated trade receivables and payables. Other components of equity would have been £5.2 million (2010: £5.8 million) higher/lower as the result of the above. Exposure to other currencies is deemed not material.

(ii)   Cash flow and fair value interest rate risk

        The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Group policy is to hedge interest rate risk with interest rate swaps, subject to the availability of banking facilities.

        The Group analyzes its interest rate exposure on a regular basis. Various scenarios are considered including renewal of existing positions and hedging.

        The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

Sensitivity analysis

        Throughout 2011, if interest rates on currency denominated borrowing had been 50 basis points (2010: 50 basis points) higher/lower with all other variables held constant, post-tax profit for the period would have been £0.7 million (2010: £0.3 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings. Other components of equity would have been £0.3 million (2010: £0.4 million) higher/lower mainly as a result of the cash flow hedges of borrowings described above.

(b)   Credit risk

        The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations.

        Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to corporate customers most of whom are major corporations, universities and government organizations. The credit quality of the counterparties and customers is assessed and individual risk limits are set in accordance with policy. The credit risk is constantly monitored using internationally recognized credit agencies.

        The maximum exposure to credit risk at the reporting date is the carrying value of the financial assets at that date. The total including receivables, financial instruments and cash is £237.4 million (2010: £306.2 million).

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

22. Financial risk management (Continued)

(c)   Liquidity risk

        The Group's liquidity risk concerns maintaining sufficient cash and funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Treasury function maintains flexibility in funding by maintaining availability under committed credit lines. Management monitors rolling forecasts of the Group's liquidity reserve, which comprises un-drawn borrowing facilities (note 20), and cash and cash equivalents (note 17) on the basis of expected cash flow.

        The table below analyzes the Group's financial liabilities including gross and net-settled derivative financial liabilities into relevant maturity groupings based on the time to maturity at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows.

        At 31 December 2010

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Bank borrowings	16.2	15.9	399.5	—
Other loans	0.4	0.4	5.6	3.3
Vendor Loan Note	50.3	—	—	—
Derivative financial instruments:
Forward foreign exchange contracts (gross)	166.3	90.6	—	—
Interest rate swaps (net)	2.3	—	—	—
Trade and other payables	159.4	—	—	0.3

Total	394.9	106.9	405.1	3.6

        At 31 December 2011

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Bank borrowings	27.4	26.9	488.2	—
Other loans	1.4	3.1	8.7	5.8
Derivative financial instruments:
Forward foreign exchange contracts (gross)	196.1	94.0	—	—
Interest rate swaps (net)	2.8	4.2	5.3	—
Trade and other payables	143.8	—	—	0.2

Total	371.5	128.2	502.2	6.0

        All derivative financial instruments are Level 2 in the Fair Value Hierarchy.

(d)   Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern, to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

        The Group monitors capital based on the leverage ratio. This ratio is calculated as net debt divided by total annual earnings before interest, tax, depreciation and amortization adjusted for the

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

22. Financial risk management (Continued)

exclusion of non-recurring and non-cash gains or losses, earnings from discontinued activities, and other items (Adjusted EBITDA).

        For the purposes of the debt leverage ratio, net debt is defined as the sum of the principal of the First and Second Lien Credit Agreements debt, the aggregate of other indebtedness, capital lease obligations and Japanese factoring in excess of US$30 million, less cash, deposits and the Vendor Loan Note.

Reconciliation of Operating Profit/(Loss) to Adjusted EBITDA

	2009	2010	2011
	(£ millions)	(£ millions)	(£ millions)
Operating profit/(loss)	(30.4)	76.0	102.3
Restructuring and transaction costs	22.6	43.7	23.7
Amortization	16.5	18.0	17.9
Depreciation	12.7	14.1	16.9
Loss on sale of property, plant & equipment	0.2	—	0.1

Adjusted EBITDA	21.6	151.8	160.9

        The leverage ratio for the year was 2.4 (2010: 1.6).

(e)   Fair value estimation

        The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values.

        The fair value of financial liabilities traded in active markets is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

23. Provisions

At 31 December 2010	Warranty	Restructuring and Reorganization	Early- retirement benefits	Other	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At 1 January 2010	13.3	0.6	8.9	1.6	24.4
Exchange adjustment	0.8	—	—	0.2	1.0
Provided in the year	21.3	11.1	13.5	0.4	46.3
Released in the year	(0.7)	(0.2)	—	—	(0.9)
Utilized in the year	(17.9)	(0.3)	(0.1)	(0.3)	(18.6)

At 31 December 2010	16.8	11.2	22.3	1.9	52.2
Current provisions	12.2	11.1	0.1	1.9	25.3
Non-current provisions	4.6	0.1	22.2	—	26.9

At 1 January 2010	13.3	0.6	8.9	1.6	24.4
Current provisions	9.9	0.6	0.2	1.5	12.2
Non-current provisions	3.4	—	8.7	0.1	12.2

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

23. Provisions (Continued)

At 31 December 2011	Warranty	Restructuring and Reorganization	Early retirement benefits	Other	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At 1 January 2011	16.8	11.2	22.3	1.9	52.2
Exchange adjustment	0.2	—	—	—	0.2
Provided in the year	22.7	0.7	2.0	0.1	25.5
Released in the year	(0.6)	(0.8)	—	(0.1)	(1.5)
Utilized in the year	(20.3)	(3.8)	(0.2)	(1.4)	(25.7)

At 31 December 2011	18.8	7.3	24.1	0.5	50.7
Current provisions	12.6	7.0	0.3	0.5	20.4
Non-current provisions	6.2	0.3	23.8	—	30.3

At 1 January 2010	16.8	11.2	22.3	1.9	52.2
Current provisions	12.2	11.1	0.1	1.9	25.3
Non-current provisions	4.6	0.1	22.2	—	26.9

        Warranty provisions at 31 December 2011 were primarily in respect of equipment sold by the Group businesses in 2011. The provision is based on historical warranty data of similar products. Warranty provisions generally cover a period of no more than two years.

        The warranty provision at 31 December 2011 includes £6.2 million (2010: £4.6 million) expected to be settled after more than 12 months.

        Restructuring and reorganisation provisions as at 31 December 2011 are primarily the cost of announced restructuring plans to move manufacturing from the UK to South Korea and Czech Republic. The restructuring and reorganisation provision includes £0.3 million (2010: £0.1) expected to be settled after more than 12 months.

        Other provisions as at 31 December 2011 are primarily legal provisions. Other provisions includes £nil (2010: £nil) expected to be settled after more than 12 months.

        Post-retirement benefit provisions are primarily with respect to constructive obligations in the Group's capacity as employer of transferring employees from The BOC Group plc in respect of the employees' entitlement to enhanced early retirement benefits under the BOC Pension Scheme rules. The liability resulting from the enhanced pension payable by the Group in respect of the transferring employees who have been made redundant or planned to be made redundant as 31 December 2011 is £24.1 million, (2010: £22.3 million). An individual once made redundant may decide to draw their pension immediately if over fifty-five years old or at a future date.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

23. Provisions (Continued)

        The assumptions used in calculating the present value were as follows:

Discount Rate:	4.7 percent per annum (based on the yield on the Iboxx 15 year AA rated corporate bond index) (2010: 5.4 percent)
Assumed Future inflation:	2.8 percent per annum (based on implied inflation as derived from the difference between fixed interest and indexed linked gilt yields) (2010: 3.4 percent)
Mortality:	S1NxA year of birth, CMI_2011 projections with a 1.0 percent per annum improvement underpin (2010: 1.0 percent). This assumes all individuals have an average life expectancy of 85.5 years (2010: 87)

        The table below summarises the estimated timing of early retirement benefits

	2010	2011
	(£ millions)	(£ millions)
Early retirement benefits
—less than one year	0.2	0.3
—one to five years	1.9	2.5
—six to ten years	5.7	6.3
—eleven to fifteen years	8.0	8.2
—sixteen to twenty years	9.9	9.7
—twenty one to twenty five years	11.5	10.6
—over twenty five years	32.5	22.3

Total early retirement benefits	69.7	59.9
Present value adjustment	(47.4)	(35.8)

Present value of early retirement benefits	22.3	24.1

24. Pensions and other retirement benefits

        Group companies operate various pension schemes for employees to participate in retirement programmes tailored to suit local conditions. The schemes are generally funded through payments to insurance companies and are defined contribution schemes. A defined contribution scheme is a plan under which the Group pays fixed contributions into a separate entity. Under the various defined contribution schemes, the Group has no legal or constructive obligations to pay further contributions if the relevant fund does not hold sufficient assets to pay all employees the benefits.

        The Group has a post-retirement obligation in connection with its Japanese employees. On retirement or termination, the employee is entitled to a lump sum equal to 7.5 percent of the salary received in each year of service inflated annually by the long term yield of new 10 year government bonds plus 0.2 percent. A provision has been made based on salaries paid to date, adjusted for the interest calculation, together with an actuarial estimation of the number of scheme members who will be eligible for the retirement benefit and the timing of the payment.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

24. Pensions and other retirement benefits (Continued)

        The Group has a post retirement benefit obligation in South Korea for certain employees. On retirement or termination, employees will receive a lump sum on retirement equal to the average monthly salary for their last three months in service multiplied by the number of years of service. The funding level at 31 December 2011 was 83 percent (2010: 77 percent). The Group has recorded a liability in respect of the estimated actuarial value of the future payments, together with an asset representing the amounts set aside to partially fund the payments.

25. Deferred tax

Deferred tax assets	Tax losses	Other credits	Property, plant and equipment	Provisions	Other temporary differences	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At 31 December 2009	7.9	0.8	2.9	14.5	16.5	42.6

Reclassification	—	—	—	(0.6)	0.6	—
Recognized in the income statement during the year	(1.4)	(0.8)	(0.9)	(2.8)	1.7	(4.2)
Recognized in equity during the year	—	—	—	—	(2.0)	(2.0)
Exchange differences	0.1	—	—	(2.9)	4.0	1.2

At 31 December 2010	6.6	—	2.0	8.2	20.8	37.6

Reclassification	—	—	—	(0.2)	(7.3)	(7.5)
Recognized in the income statement during the year	(5.4)	—	1.6	—	(7.8)	(11.6)
Recognized in equity during the year	—	—	—	—	4.5	4.5
Exchange differences	(0.3)		0.1	(0.2)	0.3	(0.1)

At 31 December 2011	0.9		3.7	7.8	10.5	22.9

Amount falling due within one year	0.9	—	3.7	7.8	2.8	15.2
Amount falling due after more than one year	—	—	—	—	7.7	7.7

At 31 December 2010	6.6	—	2.0	8.2	20.8	37.6

Amount falling due within one year	6.6	—	2.0	8.2	15.2	32.0
Amount falling due after more than one year	—	—	—	—	5.6	5.6

        The above deferred tax assets have been recognized on the basis that it is probable that future taxable profits will be available against which the assets can be utilized. As at 31 December 2011 there were unrecognized deferred tax assets on carried forward losses of £0.6 million (2010: £nil).

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

25. Deferred tax (Continued)

Deferred tax liabilities	Intangibles	Property, plant and equipment	Provisions	Other temporary differences	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At 31 December 2009	48.4	0.2	—	22.6	71.2

Recognized in the income statement during the year	(3.0)	1.0	0.1	0.2	(1.7)
Exchange differences	4.5	—	—	2.9	7.4

At 31 December 2010	49.9	1.2	0.1	25.7	76.9

Reclassification	—	—	(0.1)	(7.4)	(7.5)
Recognized in the income statement during the year	(4.6)	1.1	—	(0.6)	(4.1)
Recognized in equity during the year	—	—	—	0.1	0.1
Exchange differences	1.3	0.2	—	1.3	2.8

At 31 December 2011	46.6	2.5	—	19.1	68.2

Amount falling due within one year	3.2	2.5	—	19.1	24.8
Amount falling due after more than one year	43.4	—	—	—	43.4

At 31 December 2010	49.9	1.2	0.1	25.7	76.9

Amount falling due within one year	3.2	1.2	0.1	25.7	30.2
Amount falling due after more than one year	46.7	—	—	—	46.7

        As at 31 December 2011, deferred income tax liabilities of £0.7 million (2010: £0.8 million) have not been recognised for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries.

25.1.  Factors that may affect future tax charges

        The total charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates, and the transfer pricing policies in operation in those countries. The Finance Act 2011 introduced a 1 percent reduction in the UK corporation tax rate on 1 April 2012 from 26 percent to 25 percent, and as such, 25 percent has been used in the calculation of deferred tax in the UK. A further 2 percent reduction from 25 percent to 23 percent is expected over the next two years. The 2 percent rate reduction will further reduce the Group's future current tax charge but will have no effect on the net deferred tax position in the UK.

        In Japan there will be a 5 percent reduction to the corporation tax rate from 1 January 2013 and as such the reduced rate of 35 percent has been used where appropriate in the calculation of deferred tax in Japan. In South Korea there will be a 2 percent reduction to the corporation tax rate from 1 January 2012, and as such the reduced rate of 22 percent has been used to calculate deferred tax in South Korea.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

25. Deferred tax (Continued)

        The current tax charge will also be affected by changes in the tax treatment of amounts relating to any of the assets or liabilities in respect of which a deferred tax balance is recognised, for example, tax relief for expenditure on property, plant and equipment.

26. Share capital and share premium

Equity Capital	2010 Number of shares	2010 Share capital	2011 Number of shares	2011 Share capital
	(million)	(£ millions)	(million)	(£ millions)
(i) Authorized capital
A Ordinary Shares of 0.1p each, called up and fully paid	11.8	—	106.0	0.1
B Ordinary Shares of 0.1p each, called up and fully paid	0.2	—	1.7	—
C Ordinary Shares of 0.1p each, called up and fully paid	1.1	—	9.6	—
Preference Shares of US$0.001	296.5	0.2	296.5	0.2

Authorized Total		0.2		0.3

	2010 Number of shares	2010 Share capital	2010 Share premium	2011 Number of shares	2011 Share capital	2011 Share premium
	(million)	(£ millions)	(£ millions)	(million)	(£ millions)	(£ millions)
(ii) Issued Share Capital
Issues of:
A Ordinary Shares of 0.1p each	11.8	—	11.8	106.0	0.1	1.5
B Ordinary Shares of 0.1p each	0.2	—	0.7	1.7	—	—
C Ordinary Shares of 0.1p each	1.1	—	1.5	9.6	—	0.1
Preference Shares of US$0.001	296.5	0.2	152.0	296.5	0.2	4.3

Total		0.2	166.0		0.3	5.9

        On 25 February 2011 the Directors declared and paid an interim preference dividend to the holders of the preference shares of US$130.8 million (£81.1 million). The dividend was funded from distributions from Group companies.

        On 9 March 2011 the Directors replaced its existing articles of association with new articles of association and authorized the Board to make an 8 for 1 bonus issue of Ordinary shares out of the Company share premium account, credited as fully paid. The Company allotted the shares pro-rata to each Ordinary shareholder's existing holding of ordinary shares resulting in an increase in the nominal capital of the Company to £0.1 million.

        On 22 June 2011, the Company changed its capital structure by undertaking a reduction of capital in accordance with the Companies Act. This resulted in a reduction of share premium and increase in retained earnings reserves of £160 million.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

26. Share capital and share premium (Continued)

Unaudited pro forma consolidated balance sheet and number of shares

Pro forma Share Capital and Share Premium

	Pro forma number of shares	Pro forma share capital	Pro forma share premium
A Ordinary Shares of 0.1p each	nil	—	—
B Ordinary Shares of 0.1p each	nil	—	—
C Ordinary Shares of 0.1p each	nil	—	—
Preference Shares of US$0.001	nil	—	—
Ordinary Shares of 0.2p each		0.3	5.9

        Upon completion of the Company's initial public offering, the outstanding share capital will consist of Ordinary Shares. The unaudited pro forma consolidated balance sheet of Edwards Group plc at 31 December 2011 has been prepared to illustrate the consolidated share capital and share premium to give effect to the adjustments to the Corporate Reorganization and Corporate Recapitalization as if these had been completed as at 31 December 2011. The pro forma adjustments give effect to the following items:

  •
  On 5 April 2012, the holders of each series of ordinary shares and preference shares of Edwards Group plc had their shares cancelled and shares in the capital of Edwards Group Limited, having substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc were issued to such holders, set out as follows:

  •
  For each A Ordinary Share, one A ordinary share in the capital of Edwards Group Limited

  •
  For each B Ordinary Share, one B ordinary share in the capital of Edwards Group Limited

  •
  For each C Ordinary Share, one C ordinary share in the capital of Edwards Group Limited

  •
  For each Preference Share, one preference share in the capital of Edwards Group Limited

    (the "Corporate Reorganization")

  •
  Following the Corporate Reorganization and immediately prior to the consummation of the offering, a bonus issue of 1.9 million B ordinary shares and 0.7 million C ordinary shares will be made to the holders of those classes of shares. Following this issue, all of the A ordinary shares, B ordinary shares, C ordinary shares and preference shares will be reclassified and converted into a new series of ordinary shares and (in the case of some of the A ordinary shares and preference shares) ordinary deferred shares, and any accrued and unpaid dividends on preference shares will be converted into a number of ordinary shares equivalent in value to such accrued and unpaid dividends at the time of the conversion, based on the midpoint of the price range. The resulting shares will then be consolidated on a two for one basis (a reverse stock split) (together, the "Corporate Recapitalization").

        Supplemental pro forma basic and diluted earnings per share attributable to the shareholders of Edwards Group plc have been computed to give effect to the Corporate Recapitalization and Reorganization and adjusted to give effect to the sale by the Company of 12,500,000 ADSs in the offering and the application of the net proceeds the Company receives therefrom, as if each such transaction had occurred on 31 December 2011.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

26. Share capital and share premium (Continued)

        The denominator for supplemental pro forma basic and diluted earnings per share attributable to shareholders of Edwards Group plc has been computed to give effect to the pro forma number of ordinary shares discussed above and adjusted to give effect to the sale of ADS in this offering and the application of a portion of the net proceeds the Company receives from this offering to repay £84.0 million of bank term loans, as if each such transaction had occurred on 1 January 2011. The numerator has been adjusted to give effect to the reversal of the related interest expense of £4.4 million.

26.1.  Rights attached to the Company's shares

(a)   Dividend rights

        The Company may declare dividends by ordinary resolution in accordance with the respective rights of members but may not declare dividends in excess of the amount recommended by the directors. The Board of directors may declare interim dividends as long as the preferential dividend is not in arrears. No dividend may be paid other than out of the profits available for distribution.

        The holders of the Company's Preference Shares have the right to receive a fixed cumulative preferential dividend at an annual rate equal to 10 percent of the subscription price on each share. The right to the preference dividend has priority over the dividend rights of the holders of any other class of shares. The preference dividend right accrues daily on the subscription price and on any accrued and/or unpaid preference dividend and compounds semi-annually. Rights to an amount of US$32.1 million or £19.9 million (2010: US$39.1 million or £25.3 million) have accrued in the year. On 25 February 2011 the Directors declared and paid an interim preference dividend to the holders of the Preference Shares of US$130.8 million or £81.1 million (2010: £ nil). The total rights accrued as at 31 December 2011 are US$25.7 million or £16.5 million (2010: US$124.4 million or £79.5 million). The preference dividend shall be paid on the earlier of i) a dividend declaration by the Company's Board or ii) the redemption of any such Preference Share.

        The holders of the Company's A, B and C Ordinary shares are entitled to receive the profits of the Company available and resolved for distribution following the payment of the fixed cumulative preferential dividend and in accordance with the Amended and Restated US$810 million Credit Agreement dated 22 February 2011. Any Ordinary dividend declared shall be distributed i) 6 percent to the holders of the C Ordinary shares pro rata to the nominal amount of C Ordinary shares held by each of them and ii) 94 percent to the holders of the A and B Ordinary shares pro rata to the nominal amount of A and B Ordinary shares held by each of them.

(b)   Voting rights

        The holders of the Company's Preference Shares are entitled to receive notice of, attend and speak at general meetings but are not entitled to vote unless (i) the resolution directly or indirectly varies, modifies, alters or abrogates any rights, privileges, limitations or restrictions attaching to the Preference Shares or (ii) the resolution is for the winding-up of the Company, reduction of share capital, approval of giving financial assistance or purchase by the Company of its own shares.

        The holders of the Company's A and B Ordinary Shares are entitled to receive notice, attend, speak and vote at general meetings. As a class, the holders of the A Ordinary Shares are entitled to exercise in aggregate 86 percent of the votes and the holders of the B Ordinary Shares are entitled to exercise in aggregate 14 percent of the votes at a general meeting.

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

26. Share capital and share premium (Continued)

        The holders of the Company's C Ordinary Shares are not entitled to receive notice, attend, speak or vote at a general meeting of the Company.

        The quorum for a general meeting is two or more Members present in person or by proxy, including one person being or representing a Lead Investor.

(c)   Return of capital

        In the event of a return of assets on liquidation, reduction of capital or otherwise, the holders of the Company's Preference Shares (the "Preference shareholders") will receive, in priority to any payment made to other shareholders:

          (a)   the subscription price in respect of each Preference Share; and

          (b)   a sum equal to the accrued preference dividend calculated to the date of the return of capital and payable irrespective of whether or not the Company has enough available profits to pay the accrued preference dividend.

        Subject to the rights of the Preference shareholders following a return of capital on a liquidation, reduction of capital or otherwise (other than a redemption or purchase of shares), the balance of any assets available for distribution to the A, B and C Ordinary shareholders shall be distributed (i) 6 percent to the C Ordinary shareholders pro rata to the nominal amount of C Ordinary shares held by each of them and (ii) 94 percent to the A and B Ordinary shareholders pro rata to the nominal amount of A and B Ordinary shares held by each of them.

(d)   Employee Benefit Trust

        The Group operates an Employee Benefit Trust ("EBT") which, from time to time, holds shares it purchases from key management with a view to selling those shares to new joiners of the key management team. During the year ended 31 December 2011 the EBT received 88,480 B Ordinary shares as part of the 8 for 1 Bonus Issue completed on 11 March 2011 and in April 2011 transferred 99,540 B Ordinary shares to key executives as forfeitable shares. Following the share transfer the EBT held no shares in the Company.

27. Reserves—Group

        For the year ended 31 December 2010;

	Translation reserve	Hedging reserve	Retained earnings	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At 1 January 2010	10.2	(7.5)	(24.5)	(21.8)
Currency translation difference	5.6	—	—	5.6
Transferred to hedging reserve	—	8.8	—	8.8
Recycled to the income statement	—	(2.4)	—	(2.4)
Tax on hedging reserve	—	(2.0)	—	(2.0)
Profit for the year	—	—	52.1	52.1

At 31 December 2010	15.8	(3.1)	27.6	40.3

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

27. Reserves—Group (Continued)

        For the year ended 31 December 2011;

	Translation reserve	Hedging reserve	Retained earnings	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At 1 January 2011	15.8	(3.1)	27.6	40.3
Currency translation difference	(0.8)	—	—	(0.8)
Transferred to hedging reserve	—	(19.1)	—	(19.1)
Recycled to the income statement	—	2.1	—	2.1
Tax on hedging reserve	—	4.4	—	4.4
Profit for the year	—	—	56.2	56.2
Capital reduction	—	—	160.0	160.0
Preference dividend	—	—	(81.1)	(81.1)

At 31 December 2011	15.0	(15.7)	162.7	162.0

27.1.  Translation reserve

        The translation reserve is used to record foreign exchange rate changes relating to the translation of the results of foreign subsidiaries.

27.2.  Hedging reserve

        For cash flow hedges that meet the conditions for hedge accounting, the portion of the gains or losses on the hedging instrument that are determined to be an effective hedge are recognized directly in shareholders' equity. When the firm commitment that is hedged results in the recognition of a non-financial asset or liability then, at the same time the asset or liability is recognized, the associated gains or losses that had previously been recognized in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

28. Financial commitments

Operating lease commitments

        At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2010	2010	2011	2011
	Property Leases	Other Operating Leases	Property Leases	Other Operating Leases
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Within one year	3.2	0.6	3.1	1.2
Between one and five years	9.6	0.7	9.4	1.2
Over five years	7.0	—	7.0	—

	19.8	1.3	19.5	2.4

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

29. Contingent liabilities and legal proceedings

29.1.  Contingent liabilities

	2010	2011
	(£ millions)	(£ millions)
Guarantees	8.9	12.9

        Guarantees are mainly performance guarantees issued in the ordinary course of business.

29.2.  Legal proceedings

        As part of the sale transaction, The BOC Group plc as sellers provided certain specific and general indemnities in relation to certain legal proceedings, which relate to the period during which Group companies were members of The BOC Group of companies.

30. Related party transactions

        Transaction fees and expenses of £0.6 million (2010: £0.4 million) were paid to CCMP and Unitas entities, which do not directly hold shares in the Group, and there was no outstanding balance at 31 December 2011 (2010: £nil). The CCMP and Unitas entities that directly hold Ordinary and Preference Shares in the Company provided management services to the Group. During the year, the Group paid £nil (2010: £nil) for these services and there was no outstanding balance at 31 December 2011 (2010: £nil).

        The Group considers the key management personnel to be the directors of the Group. The remuneration of the directors is given in note 6 to these consolidated financial statements. In April 2011, the Group transferred 99,540 B Ordinary shares to the Executive Directors as forfeitable shares. The Group did not have any other transactions with directors.

        All transactions made between related parties other than for forfeitable shares are priced on an arm's length basis and are due to be settled within normal trading deadlines.

31. Subsidiary companies

        The subsidiary undertakings of Edwards Group plc are set out below. All subsidiaries are 100 percent owned. Edwards (Cayman Islands I) Ltd is the only directly owned subsidiary of Edwards Group plc. All companies are incorporated and registered in the country in which they operate as listed below:

Country of incorporation		Principal activity
Belgium	SA Edwards Vacuum NV	Supply and service of vacuum pumps and related equipment
Brazil	Edwards Vacuo Ltda	Manufacture and distribution of vacuum pumps and related equipment
Cayman Islands	Edwards (Cayman Islands I) Ltd	Holding company
	Edwards (Cayman Islands II) Ltd	Holding company

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

31. Subsidiary companies (Continued)

Country of incorporation		Principal activity
Peoples Republic of China	Edwards Technologies Trading (Shanghai) Company Ltd	Supply and service of vacuum pumps and related equipment
	Edwards Technologies Vacuum Engineering (Shanghai) Company Ltd	Manufacture of vacuum pumps and related equipment
Czech Republic	Edwards s.r.o.	Manufacture of vacuum pumps and related equipment
	Edwards Services s.r.o.	Service of vacuum pumps and related equipment
France	Edwards SAS	Supply and service of vacuum pumps and related equipment
	Hibon International SA	Holding company
	Hibon SAS	Non-trading
Germany	Edwards GmbH	Supply and service of vacuum pumps and related equipment
India	Edwards India Private Ltd	Supply and service of vacuum pumps and related equipment
Ireland	Edwards Vacuum Technology Ireland Ltd	Supply and service of vacuum pumps and related equipment
Israel	Edwards Israel Vacuum Ltd	Supply and service of vacuum pumps and related equipment
Italy	Edwards S.p.A.	Supply and service of vacuum pumps and related equipment
Japan	Edwards Japan Ltd	Manufacture, supply and service of vacuum pumps and related equipment
South Korea	Edwards Korea Ltd	Manufacture, supply and service of vacuum pumps and related equipment
Malaysia	Edwards Technologies Malaysia Sdn. Bhd.	Supply and service of vacuum pumps and related equipment
Singapore	Edwards Technologies Singapore PTE Ltd	Supply and service of vacuum pumps and related equipment
Taiwan	Edwards Technologies Ltd	Supply and service of vacuum pumps and related equipment
United Kingdom	Edwards Ltd	Holding company and supply and service of vacuum pumps and related equipment
	Edwards High Vacuum International Ltd	Manufacture of vacuum pumps and related equipment
	Edwards Chemical Management Europe Ltd	Non-trading
	Edwards UKCo 2 Ltd	Financing company

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
FOR THE THREE YEARS ENDED DECEMBER 31, 2011

Notes to the Consolidated Historical Financial Information (Continued)

31. Subsidiary companies (Continued)

Country of incorporation		Principal activity
	Edwards US Holdco Ltd	Holding company
	Edwards Vacuum Ltd	Holding company
USA	Edwards Holdco 1, Inc	Holding company
	Edwards Vacuum, Inc	Manufacture, supply and service of vacuum pumps and related equipment

        All holdings are of equity shares and represent 100 percent of the nominal issued capital. In all cases the proportion of voting power held equals the proportion of ownership interest.

32. Post balance sheet events

        On 5 April 2012, and in accordance with and as contemplated by the Scheme of Arrangement relating to our Corporate Reorganization, the entire issued share capital of Edwards Group plc was acquired by Edwards Group Limited, a newly formed Cayman Islands exempted company with limited liability that will act as a holding company for our business.

        Until            , 2012 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

12,500,000 American Depositary Shares

Edwards Group Limited

Representing 12,500,000 Ordinary Shares

PROSPECTUS

                        , 2012

Barclays
Goldman, Sachs & Co.
Deutsche Bank Securities

RBC Capital Markets
Piper Jaffray
Lazard Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide for indemnification of our current and former officers and directors out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

        Our amended and restated memorandum and articles of association provide:

        "Subject to the provisions of, and so far as may be permitted by and consistent with, the Act and subject to the consent of the Lead Investors, every Director and officer of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than any liability to the Company or any associated company and other than in the case of actual fraud or wilful default, and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Where a Director or officer is indemnified against any liability in accordance with this Article, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto. With effect from and as a term of his appointment, each Investor Director shall have the benefit of, and shall be entitled to rely on, the Indemnity contained in this Article."

        Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and some of our executive officers.

Item 7.    Recent Sales of Unregistered Securities

        The entire issued share capital of Edwards Group plc was acquired by Edwards Group Limited (the "Acquisition"). The Acquisition was implemented by way of the Scheme of Arrangement, which was approved by the High Court of Justice in England and Wales (the "Court"). As part of the Scheme of Arrangement, the entire issued share capital of Edwards Group plc was cancelled. In consideration for the cancellation of shares in Edwards Group plc, shareholders were issued new shares in the capital of Edwards Group Limited (the "Consideration Shares"), in such amounts and with substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc, set out as follows:

For each A Ordinary Share	one A ordinary share in the capital of Edwards Group Limited
For each B Ordinary Share	one B ordinary share in the capital of Edwards Group Limited
For each C Ordinary Share	one C ordinary share in the capital of Edwards Group Limited
For each Preference Share	one preference share in the capital of Edwards Group Limited

        The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, including Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or involving offers and sales of securities outside the United States, or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with Edwards, to information about Edwards.

        Except as otherwise disclosed elsewhere in this prospectus, we have not issued or agreed to issue any share or loan capital, nor is any share or loan capital now proposed to be issued, fully or partly paid, either for cash or for a consideration other than cash, to any person. Furthermore, no commissions, discounts, brokerages or other special terms have been granted by us in connection with the issue or sale of any share or loan capital of any such company and none of our share or loan capital is under option or agreed conditionally or unconditionally to be put under option.

Item 8.    Exhibits and Financial Statement Schedules

(a)   Exhibits

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

2.1	**	Scheme Circular for the Recommended Acquisition of Edwards Group plc by Edwards Group Limited.

3.1	**	Form of Second Amended and Restated Memorandum and Articles of Association of Edwards Group Limited.

4.1	**	Form of Ordinary Share Certificate.

4.2	**	Form of Deposit Agreement, dated as of , 2012, by and among Edwards Group Limited, The Bank of New York Mellon, as depositary (the "Depositary") and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

4.3	**	Form of American Depositary Receipt (included as part of Exhibit 4.2).

5.1		Opinion of Maples and Calder.

Exhibit Number		Description
10.1	**	Amendment and Restatement Agreement, dated as of September 16, 2011, by and among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG, New York Branch as the administrative agent, and certain New Revolving Facility Lenders (as defined therein).

10.2		Form of Shareholders' Agreement, dated as of April , 2012, by and among CCMP Capital Investors II (AV-3), L.P., CCMP Capital Investors (Cayman) II, L.P., Unitas Capital Investors (Cayman) Ltd., the Management Shareholders identified therein, and Edwards Group Limited.

10.3	**	Management Services Agreement, dated as of March 11, 2007, by and among CCMP Capital Asia Ltd., CCMP Capital Asia Consulting Company Ltd., CCMP Capital Advisors, LLC and Edwards UK Co 1 Ltd.

10.4	**	Service Agreement, dated as of March 24, 2011, by and between Matthew Taylor and Edwards Group plc.

10.5	**	Service Agreement, dated as of March 24, 2011, by and between David Smith and Edwards Group plc.

10.6	**	Consultancy Agreement, dated as of March 24, 2011, by and between Nigel Hunton and Edwards Group plc.

10.7		Form of Appointment Letter, dated as of April , 2012, by and between Nick Rose and Edwards Group Limited.

10.8		Form of Appointment Letter, dated as of April , 2012, by and between Jim Gentilcore and Edwards Group Limited.

10.9	**	Edwards Group plc's Executive Quarterly Bonus Scheme FY2011.

10.10	**	Edwards Group plc's Executive Quarterly Bonus Scheme FY2011 (Taylor).

10.11	**	Agreement for Lease (Crawley, U.K.), dated as of July 29, 2008, by and between Virgin Atlantic Airways Limited and Edwards High Vacuum International Limited.

10.12	**	English translation of Edwards Korea, Ltd. Foreign Investment Zone Occupancy (Lease) Agreement, dated December 27, 2010, by and between the Governor of Choonchungham-do and the Mayor of Cheonan-si and Edwards Korea, Ltd.

10.13	**	Lease Agreement, dated as of July 13, 2011, by and between CTP Herspicka, spol. s r.o. and Edwards Services, s.r.o.

10.14		Form of Edwards Group Sharesave Scheme.

10.15		Form of Edwards Group Limited 2012 Equity Incentive Plan.

10.16	**	First Amendment to Amended and Restated Credit Agreement, dated as of March 21, 2012, among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG New York Branch as administrative agent, the Existing Revolving Facility Lenders party thereto and Royal Bank of Canada.

10.17		Form of Appointment Letter, dated as of April , 2012, by and between Gregory Brenneman and Edwards Group Limited.

10.18		Form of Appointment Letter, dated as of April , 2012, by and between John Lewis and Edwards Group Limited.

10.19		Form of Appointment Letter, dated as of April , 2012, by and between Sir Kevin Smith and Edwards Group Limited.

Exhibit Number		Description
10.20		Form of Deed of Indemnity, dated as of April , 2012, by and among James Gentilcore, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.

10.21		Form of Deed of Indemnity, dated as of April , 2012, by and among Nick Rose, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.

10.22		Form of Deed of Indemnity, dated as of April , 2012, by and among Matthew Taylor, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.

10.23		Form of Deed of Indemnity, dated as of April , 2012, by and among David Smith, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.

10.24		Form of Deed of Indemnity, dated as of April , 2012, by and among John Lewis, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.

10.25		Form of Deed of Indemnity, dated as of April , 2012, by and among Sir Kevin Smith, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.

10.26		Form of Deed of Indemnity, dated as of April , 2012, by and among Gregory Brenneman, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.

10.27		Amendment Agreement dated April 25, 2012, relating to the Service Agreement dated 24 March 2011 between Edwards Group plc, Edwards Group Limited and Matthew Taylor.

10.28		Amendment Agreement dated April 25, 2012, relating to the Service Agreement dated 24 March 2011 between Edwards Group plc, Edwards Group Limited and David Smith.

10.29		Form of Nonqualified Share Option Award Agreement (US Employees)

10.30		Form of HMRC Approved Option Award Agreement (UK Employees)

10.31		Form of UK Unapproved Share Option Award Agreement (Nick Rose)

10.32		Form of UK Unapproved Share Option Award Agreement (UK Employees)

21.1	**	Subsidiaries of Edwards Group Limited.

23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3		Consent of Maples and Calder (included as part of Exhibit 5.1).

24.1	**	Power of Attorney (included as part of the signature pages).

*
To be filed by amendment.

**
Previously filed

(b)   Financial Statement Schedules

        None.

Item 9.    Undertakings.

(A)
The undersigned registrant hereby undertakes:

(1)
To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)
i.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

ii.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B)
Insofar as indemnification for liabilities arising from under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Crawley, United Kingdom, on April 25, 2012.

EDWARDS GROUP LIMITED
By:	/s/ MATTHEW TAYLOR
	Name:	Matthew Taylor
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the 25th day of April, 2012.

Signature		Title

/s/ MATTHEW TAYLOR Matthew Taylor		Chief Executive Officer and Director (Principal Executive Officer)
/s/ DAVID SMITH David Smith		Chief Financial Officer and Director (Principal Financial Officer)
* Finbarr Crowley		Chief Accounting Officer
* Nick Rose		Chairman and Director
* Greg Brenneman		Director
* Jim Gentilcore		Director
* John Lewis		Director
* Sir Kevin Smith		Director
*By	/s/ MATTHEW TAYLOR Matthew Taylor Attorney-in-fact

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Edwards Group Limited in the City of Newark, Delaware on April 25, 2012.

Puglisi & Associates
By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBIT LIST

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
2.1	**	Scheme Circular for the Recommended Acquisition of Edwards Group plc by Edwards Group Limited.
3.1	**	Form of Second Amended and Restated Memorandum and Articles of Association of Edwards Group Limited.
4.1	**	Form of Ordinary Share Certificate.
4.2	**
Form of Deposit Agreement, dated as of , 2012, by and among Edwards Group Limited, The Bank of New York Mellon, as depositary (the "Depositary") and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.
4.3	**	Form of American Depositary Receipt (included as part of Exhibit 4.2).
5.1		Opinion of Maples and Calder.
10.1	**
Amendment and Restatement Agreement, dated as of September 16, 2011, by and among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG, New York Branch as the administrative agent, and certain New Revolving Facility Lenders (as defined therein).
10.2
Form of Shareholders' Agreement, dated as of April , 2012, by and among CCMP Capital Investors II (AV-3), L.P., CCMP Capital Investors (Cayman) II, L.P., Unitas Capital Investors (Cayman) Ltd. the Management Shareholders identified therein, and Edwards Group Limited.
10.3	**	Management Services Agreement, dated as of March 11, 2007, by and among CCMP Capital Asia Ltd., CCMP Capital Asia Consulting Company Ltd., CCMP Capital Advisors, LLC and Edwards UK Co 1 Ltd.
10.4	**	Service Agreement, dated as of March 24, 2011, by and between Matthew Taylor and Edwards Group plc.
10.5	**	Service Agreement, dated as of March 24, 2011, by and between David Smith and Edwards Group plc.
10.6	**	Consultancy Agreement, dated as of March 24, 2011, by and between Nigel Hunton and Edwards Group plc.
10.7		Form of Appointment Letter, dated as of April , 2012 by and between Nick Rose and Edwards Group Limited.
10.8		Form of Appointment Letter, dated as of April , 2012, by and between Jim Gentilcore and Edwards Group Limited.
10.9	**	Edwards Group plc's Executive Quarterly Bonus Scheme FY2011.
10.10	**	Edwards Group plc's Executive Quarterly Bonus Scheme FY2011 (Taylor).
10.11	**	Agreement for Lease (Crawley, U.K.), dated as of July 29, 2008, by and between Virgin Atlantic Airways Limited and Edwards High Vacuum International Limited.
10.12	**
English translation of Edwards Korea, Ltd. Foreign Investment Zone Occupancy (Lease) Agreement, dated December 27, 2010, by and between the Governor of Choonchungham-do and the Mayor of Cheonan-si and Edwards Korea, Ltd.
10.13	**	Lease Agreement, dated as of July 13, 2011, by and between CTP Herspicka, spol. s r.o. and Edwards Services, s.r.o.
10.14		Form of Edwards Group Sharesave Scheme
10.15		Form of Edwards Group Limited 2012 Equity Incentive Plan

Exhibit Number		Description
10.16	**	First Amendment to Amended and Restated Credit Agreement, dated as of March 21, 2012, among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG New York Branch as administrative agent, the Existing Revolving Facility Lenders party thereto and Royal Bank of Canada.
10.17		Form of Appointment Letter, dated as of April , 2012, by and between Gregory Brenneman and Edwards Group Limited.
10.18		Form of Appointment Letter, dated as of April , 2012, by and between John Lewis and Edwards Group Limited.
10.19		Form of Appointment Letter, dated as of April , 2012, by and between Sir Kevin Smith and Edwards Group Limited.
10.20		Form of Deed of Indemnity, dated as of April , 2012, by and among James Gentilcore, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
10.21		Form of Deed of Indemnity, dated as of April , 2012, by and among Nick Rose, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
10.22		Form of Deed of Indemnity, dated as of April , 2012, by and among Matthew Taylor, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
10.23		Form of Deed of Indemnity, dated as of April , 2012, by and among David Smith, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
10.24		Form of Deed of Indemnity, dated as of April , 2012, by and among John Lewis, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
10.25		Form of Deed of Indemnity, dated as of April , 2012, by and among Sir Kevin Smith, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
10.26		Form of Deed of Indemnity, dated as of April , 2012, by and among Gregory Brenneman, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
10.27		Amendment Agreement dated April 25, 2012, relating to the Service Agreement dated 24 March 2011 between Edwards Group plc, Edwards Group Limited and Matthew Taylor.
10.28		Amendment Agreement dated April 25, 2012, relating to the Service Agreement dated 24 March 2011 between Edwards Group plc, Edwards Group Limited and David Smith.
10.29		Form of Nonqualified Share Option Award Agreement (US Employees)
10.30		Form of HMRC Approved Option Award Agreement (UK Employees)
10.31		Form of UK Unapproved Share Option Award Agreement (Nick Rose)
10.32		Form of UK Unapproved Share Option Award Agreement (UK Employees)
21.1	**	Subsidiaries of Edwards Group Limited.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.3		Consent of Maples and Calder (included as part of Exhibit 5.1).
24.1	**	Power of Attorney (included as part of the signature pages).

*
To be filed by amendment.

**
Previously filed